GDH 廣南(集團)有限公司
香港干諾道西167號天津大廈15樓
GUANGNAN (HOLDINGS) LIMITED
15/F., Tianjin Building, 167 Connaught Road West, H.K.
Tel: (852) 2828 3938 Fax: (852) 2583 9288

82-4725

15 July 2005

By Courier

The U.S. Securities
450 Fifth Street, N
Room 3099
Office of Internatic
Mail Stop 3-7
Washington D. C. 20549
U.S.A.

Exemption No. ~~82-5425~~





SUPPL

Dear Sirs,

Re: Guangnan (Holdings) Limited
12g3-2(b) Exemption No. 82-5425

In relation to Guangnan (Holdings) Limited, a company incorporated in Hong Kong, please find furnished herewith the below documents from October 2004 to July 2005 pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 :

(1) 2004 Annual Report

(2) Circular :

- dated 15 July 2005
- dated 29 April 2005
- dated 23 February 2005
- dated 24 December 2004

PROCESSED
JUL 28 2005
THOMSON FINANCIAL

(3) Press Announcements :

- Notice of Extraordinary General Meeting	15 July 2005
- Announcement of Proposed Capital Restructuring	23 June 2005
- Announcement of Results of Annual General Meeting	15 June 2005
- Notice of Annual General Meeting	29 April 2005
- Announcement of 2004 final results	18 April 2005
- Announcement of Continuing Connected Transactions	12 April 2005
- Announcement of Major Transaction and Resumption of Trading	01 February 2005
- Announcement made pursuant to Rule 14.36 of the Listing Rules	29 December 2004
- Announcement of Discloseable Transaction	03 December 2004

LETTER/USSEC/Ltr 05102004/1

GDH 廣南(集團)有限公司
香港干諾道西167號天津大廈15樓
GUANGNAN (HOLDINGS) LIMITED
15/F., Tianjin Building, 167 Connaught Road West, H.K.
Tel: (852) 2828 3938 Fax: (852) 2583 9288

(4) Notice Pursuant to Securities and Futures Ordinance

(a) *Director Notice – Form 3B*

- Mr. Luo Fanyu dated 10 January 2005
- Mr. Zhao Leili dated 06 January 2005
- Mr. Zhao Leili dated 3 January 2005
- Mr. Zhao Leili dated 09 December 2004

(5) Statutory Returns filed with Hong Kong Companies Registry :

- Annual Return dated 15 June 2005

(6) Monthly Return on Movement of Listed Equity Securities (Form I) for the months ended 30 September 2004 to 30 June 2005

For and on behalf of
GUANGNAN (HOLDINGS) LIMITED



Lorraine Cheung
Company Secretary

Encl.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities in Guangnan (Holdings) Limited, you should at once hand this circular to the purchaser or transferee, or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

CAPITAL REORGANISATION

The notice convening the Extraordinary General Meeting is set out on pages 9 to 11 of this circular. Whether or not they are able to attend the Extraordinary General Meeting, Shareholders are requested to complete the enclosed form of proxy in accordance with the instructions printed on it and deposit it at the office of the share registrars of the Company, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event so as to arrive not less than 48 hours before the time for holding the Extraordinary General Meeting or any adjourned meeting. Completion and return of a form of proxy will not preclude a Shareholder from attending and voting in person at the Extraordinary General Meeting, if he so desires.

15th July, 2005

CONTENTS

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Capital Reorganisation"	the capital reorganisation proposal comprising five steps
"CCASS"	Central Clearing and Settlement System established and operated by HKSCC
"Companies Ordinance"	Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Company"	Guangnan (Holdings) Limited, a company incorporated in Hong Kong, the securities of which are listed on the Stock Exchange
"Directors"	directors of the Company
"Extraordinary General Meeting"	the extraordinary general meeting of the Company to be convened for the approval of the Capital Reorganisation (or any adjourned meeting)
"High Court"	High Court of the Hong Kong Special Administrative Region
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"HKSCC"	Hong Kong Securities Clearing Company Limited
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"New Shares"	new shares of nominal value of HK$0.50 each in the share capital of the Company
"Reduced Shares"	reduced shares of nominal value of HK$0.05 each in the share capital of the Company
"Shareholders"	shareholders of the Company
"Shares"	existing shares of nominal value of HK$0.10 each in the share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

Executive Directors:
Mr. Liang Jiang *(Chairman)*
Mr. Tan Yunbiao
Mr. Tsang Hon Nam

Non-executive Directors:
Mr. Zhao Leili
Mr. Luo Fanyu
Ms. Liang Jianqin

Independent Non-executive Directors:
Mr. Gerard Joseph McMahon
Ms. Tam Wai Chu, Maria
Mr. Li Kar Keung, Caspar

Registered Office:
15th Floor
Tianjin Building
167 Connaught Road West
Hong Kong

15th July, 2005

To the Shareholders

Dear Sir or Madam,

CAPITAL REORGANISATION

INTRODUCTION

On 23rd June, 2005, the Directors announced the proposal of the Company to effect the Capital Reorganisation.

The purpose of this circular is to provide Shareholders with details of the Capital Reorganisation and to give Shareholders notice of the Extraordinary General Meeting.

CAPITAL REORGANISATION

The Capital Reorganisation will comprise the following five steps:

- Step One: reduction of share premium account
- Step Two: reduction of capital redemption reserve
- Step Three: application of capital reserve
- Step Four: reduction of capital
- Step Five: consolidation of shares

The purpose of Steps One to Four is to write off the entire amount of accumulated losses recorded by the Company as at 31st December, 2004, in the aggregate amount of approximately HK$2,139.578 million. Such accumulated losses were mainly brought forward from the financial years ended 31st December, 1998 and 31st December, 1999.

The purpose of Step Five is to consolidate, after the transactions contemplated in Steps One to Four have become effective, every ten issued and unissued Reduced Shares into one New Share.

Step One: Reduction of Share Premium Account

As at 31st December, 2004, there was an aggregate amount of approximately HK$1,747.098 million standing to the credit of the share premium account of the Company.

As Step One of the Capital Reorganisation, such amount will be eliminated in its entirety pursuant to Section 48B of the Companies Ordinance and Article 62(b) of the Articles of Association of the Company. The credit arising from such elimination will be applied to set off against an equal amount of accumulated losses.

Step Two: Reduction of Capital Redemption Reserve

As at 31st December, 2004, there was an aggregate amount of approximately HK$0.971 million standing to the credit of the capital redemption reserve of the Company.

As Step Two of the Capital Reorganisation, such amount will be eliminated in its entirety pursuant to Section 49H of the Companies Ordinance and Article 62(b) of the Articles of Association of the Company. The credit arising from such elimination will be applied to set off against an equal amount of accumulated losses.

Step Three: Application of Capital Reserve

As at 31st December, 2004, there was an aggregate amount of approximately HK$48.157 million standing to the credit of a capital reserve of the Company. The capital reserve was created following an issue of warrants by the Company in 1997. The net proceeds from the issue of such warrants have been recorded in such capital reserve. All such warrants were either exercised during the exercise period or lapsed in 1998. The application of such capital reserve is not subject to any condition or restriction.

As Step Three of the Capital Reorganisation, such amount will be applied to set off against an equal amount of accumulated losses.

Step Four: Reduction of Capital

At present, the authorised share capital of the Company is HK$1,500,000,000.00 divided into 15,000,000,000 Shares (of nominal value of HK$0.10 each), of which 9,015,832,859 Shares have been issued and are fully paid up or credited as fully paid up, representing an issued share capital of HK$901,583,285.90.

As Step Four of the Capital Reorganisation, the nominal value of each Share will be reduced from HK$0.10 to HK$0.05 pursuant to Section 58 of the Companies Ordinance and Article 62(b) of the Articles of Association of the Company, by cancelling paid up capital of the Company to the extent of HK$0.05 on each of the issued and paid up Shares and by reducing the nominal value of all the issued and unissued Shares from HK$0.10 each to HK$0.05 each. Every issued and unissued Share (of nominal value of HK$0.10 each) will, after such reduction, become a Reduced Share (of nominal value of HK$0.05 each).

Such reduction of capital will give rise to a credit in the aggregate amount of HK$450,791,642.95. Out of such credit, an aggregate amount of approximately HK$343.352 million will be applied to set off against the remaining amount of accumulated losses.

The balance of such credit, in the aggregate amount of approximately HK$107.440 million, will be transferred to a special capital reserve to be created in the books of account of the Company, the application of which will be subject to such conditions, if any, as the High Court may impose.

Immediately after such reduction of capital, the authorised share capital of the Company will be restored to the original amount of HK$1,500,000,000.00 by the creation of 15,000,000,000 unissued Reduced Shares.

Step Five: Consolidation of Shares

New Shares

As Step Five of the Capital Reorganisation, every ten issued and unissued Reduced Shares (of nominal value of HK$0.05 each) will, after the transactions contemplated in Steps One to Four of the Capital Reorganisation have become effective, be consolidated into one New Share (of nominal value of HK$0.50 each) pursuant to Section 53 of the Companies Ordinance and Article 62(a) of the Articles of Association of the Company. The New Shares will rank *pari passu* in all respects with each other.

There are outstanding options granted by the Company pursuant to its share option scheme. The relevant exercise prices applicable to all such options will be adjusted as a result of such consolidation of shares in such manner as the auditors of the Company certify to be in their opinion fair and reasonable. The Directors anticipate that the exercise prices will, in each case, be increased by ten times.

Fractional Entitlements

Fractions of New Shares will not be issued. Fractional entitlements will be aggregated and sold for the benefit of the Company.

Board Lot

The existing board lot of 2,000 Shares for trading on the Stock Exchange will remain unchanged upon such consolidation of shares taking effect.

Listing and Dealing

An application will be made to the Listing Committee of the Stock Exchange for listing of, and permission to deal in, the New Shares.

Subject to the granting of listing of, and permission to deal in, the New Shares on the Stock Exchange, the New Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS, with effect from the day on which dealings in the New Shares on the Stock Exchange commence (or such other date as may be determined by HKSCC). Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day after the transactions. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

For those persons whose interests are currently held through CCASS, dealings in the New Shares are expected to be capable of settlement through CCASS with effect from the day on which dealings in the New Shares on the Stock Exchange commence, without any need on their part to deposit new share certificates in respect of the New Shares with HKSCC.

Free Exchange of Share Certificates

A further announcement will be made on arrangements for free exchange of share certificates as soon as practicable after the transactions contemplated in Steps One to Four of the Capital Reorganisation have become effective.

Trading Arrangements for New Shares

A further announcement will be made on trading arrangements for New Shares as soon as practicable after the transactions contemplated in Steps One to Four of the Capital Reorganisation have become effective.

Arrangements for Odd Lot Trading

A further announcement will be made on arrangements for odd lot trading as soon as practicable after the transactions contemplated in Steps One to Four of the Capital Reorganisation have become effective.

CONDITIONS

The Capital Reorganisation is conditional upon:

(i) the passing by Shareholders of a special resolution at the Extraordinary General Meeting to approve the Capital Reorganisation;

(ii) the confirmation by the High Court of the reductions contemplated in Steps One, Two and Four of the Capital Reorganisation, and the registration by the Registrar of Companies in Hong Kong of an office copy of the order of the High Court and the minute containing the particulars required by Section 61 of the Companies Ordinance; and

(iii) the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, the New Shares.

Upon fulfilment of conditions (i) and (ii), the reductions contemplated in Steps One, Two and Four of the Capital Reorganisation will become effective immediately following the registration of the order of the High Court and the minute referred to in condition (ii). The application contemplated in Step Three of the Capital Reorganisation will also become effective at the same time.

The effective date of the reductions contemplated in Steps One, Two and Four of the Capital Reorganisation is not certain at present. An application will be made to the High Court as soon as practicable after the passing by Shareholders of the special resolution referred to in condition (i). Further announcements will be made to inform Shareholders of the expected effective date and, as necessary or appropriate, the progress and results of the application to the High Court.

A further announcement will be made on the expected effective date of the consolidation contemplated in Step Five as soon as practicable after the transactions contemplated in Steps One to Four of the Capital Reorganisation have become effective.

EFFECTS OF THE CAPITAL REORGANISATION

Immediately after completion of the Capital Reorganisation, the authorised share capital of the Company will be HK$1,500,000,000.00 divided into 3,000,000,000 New Shares, of which 901,583,285 New Shares will be in issue and fully paid up or credited as fully paid up, representing an issued share capital of HK$450,791,642.50.

The Capital Reorganisation will not, of itself, alter the underlying assets, business, operations, management or financial position of the Company (other than as regards the payment of relevant expenses). Nor will the proportionate interests of Shareholders be changed as a result of the consolidation contemplated in Step Five of the Capital Reorganisation (other than as regards the de-minimis impact arising out of the treatment of fractional entitlements).

REASONS FOR AND BENEFITS OF THE CAPITAL REORGANISATION

Steps One to Four of the Capital Reorganisation are designed to ensure that the Company will have a capital structure that would permit the payment of dividends, as and when the Directors consider it appropriate in the future.

At this stage, there can be no assurance that a dividend will be declared or paid in the future even in circumstances where the transactions contemplated in Steps One to Four of the Capital Reorganisation have become effective.

Step Five of the Capital Reorganisation will reduce the number of board lots in the market, which will, in turn, reduce the handling costs and transaction charges of both the Company and Shareholders dealing in shares of the Company.

The Directors consider that the Capital Reorganisation is in the interests of the Company and the Shareholders taken as a whole.

EXTRAORDINARY GENERAL MEETING

The notice convening the Extraordinary General Meeting, at which a special resolution will be proposed to approve the Capital Reorganisation, is set out on pages 9 to 11 of this circular. A form of proxy for use at the Extraordinary General Meeting is enclosed.

Whether or not they are able to attend the Extraordinary General Meeting, Shareholders are requested to complete the enclosed form of proxy in accordance with the instructions printed on it and deposit it at the office of the share registrars of the Company, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event so as to arrive not less than 48 hours before the time for holding the Extraordinary General Meeting or any adjourned meeting. Completion and return of a form of proxy will not preclude a Shareholder from attending and voting in person at the Extraordinary General Meeting, if he so desires.

In accordance with the Articles of Association of the Company, certain categories of members of the Company may demand that the vote in respect of the special resolution to be proposed at the Extraordinary General Meeting be taken on a poll. Details of such categories of members who may demand a poll are set out in note 6 to the notice of the Extraordinary General Meeting, on page 11 of this circular.

RECOMMENDATION

The Directors consider that the Capital Reorganisation is in the interests of the Company and the Shareholders taken as a whole. Accordingly, the Directors recommend all Shareholders to vote in favour of the special resolution to be proposed at the Extraordinary General Meeting.

Yours faithfully,
For and on behalf of the Board of
Guangnan (Holdings) Limited
Liang Jiang
Chairman



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "Meeting") of Guangnan (Holdings) Limited (the "Company") will be held on Friday, 12th August, 2005 at 10:00 a.m. at the Boardroom, Basement II, The Wharney Guang Dong Hotel Hong Kong, No. 57-73 Lockhart Road, Wanchai, Hong Kong, for the purpose of considering and, if thought fit, passing the following resolution as a Special Resolution:

SPECIAL RESOLUTION

"**THAT**:

(a) (i) the entire amount standing to the credit of the share premium account of the Company be eliminated; and

(ii) the credit arising from such elimination be, to the extent permitted by the High Court of the Hong Kong Special Administrative Region (the "High Court") and subject to such conditions (if any) as the High Court may impose, applied to set off against an equal amount of accumulated losses of the Company;

(b) (i) the entire amount standing to the credit of the capital redemption reserve of the Company be eliminated; and

(ii) the credit arising from such elimination be, to the extent permitted by the High Court and subject to such conditions (if any) as the High Court may impose, applied to set off against an equal amount of accumulated losses of the Company;

(c) the entire amount standing to the credit of a capital reserve of the Company be, to the extent permitted by the High Court and subject to such conditions (if any) as the High Court may impose, applied to set off against an equal amount of accumulated losses of the Company;

(d) (i) the nominal value of each existing share of the Company be reduced from HK$0.10 to HK$0.05, by cancelling paid up capital of the Company to the extent of HK$0.05 on each of the issued and paid up shares and by reducing the nominal value of all the issued and unissued shares from HK$0.10 each to HK$0.05 each;

(ii) after such reduction, every issued and unissued share of nominal value of HK$0.10 each be re-designated as a reduced share of nominal value of HK$0.05 each;

(iii) part of the credit arising from such reduction of capital be, to the extent permitted by the High Court and subject to such conditions (if any) as the High Court may impose, applied to set off against the remaining amount of accumulated losses of the Company (after completion of the transactions contemplated in Paragraphs (a) to (c) of this Resolution); and

(iv) the balance of such credit be transferred to a special capital reserve to be created in the books of account of the Company;

(e) following completion of the transactions contemplated in Paragraph (a) to (d) of this Resolution, every ten issued and unissued reduced shares of nominal value of HK$0.05 each be consolidated into one new share of nominal value of HK$0.50 each, subject to the Listing Committee of The Stock Exchange of Hong Kong Limited granting listing of, and permission to deal in, such new shares; and

(f) the directors of the Company be and are hereby authorised to do all such acts and things as considered by them to be necessary or desirable in connection with the implementation of the transactions contemplated in Paragraphs (a) to (e) of this Resolution."

By Order of the Board
Cheung Mo Ching
Company Secretary

Hong Kong, 15th July, 2005

Registered Office:
15th Floor
Tianjin Building
167 Connaught Road West
Hong Kong

Notes:

1. Any member of the Company entitled to attend and vote at the Meeting is entitled to appoint one or more persons as his proxy or proxies to attend and vote instead of him. On a poll, votes may be given either personally or by proxy. A proxy need not be a member of the Company.

2. Where there are joint registered holders of any share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled to it; but if more than one such joint holders are present at the Meeting personally or by proxy, that one of the holders so present whose name stands first on the Register of Members of the Company in respect of such share will alone be entitled to vote in respect of such share.

3. The form of proxy must be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

4. The form of proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority must be deposited at the office of the share registrars of the Company, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time for holding the Meeting or any adjourned meeting. In default, the form of proxy will not be treated as valid.

5. Completion and return of a form of proxy will not preclude a member from attending and voting in person at the Meeting, if he so desires. In such event, the form of proxy will be deemed to be revoked.

6. In accordance with the Articles of Association of the Company, a poll may be demanded:

   (a) by the Chairman of the Meeting;

   (b) by at least three members of the Company present in person or by proxy for the time being entitled to vote at the Meeting;

   (c) by any member of the Company present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members of the Company having the right to vote at the Meeting; or

   (d) by any member or members of the Company present in person or by proxy and holding shares in the Company conferring a right to vote at the Meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

7. A poll may be so demanded, in respect of a resolution put to the vote of the Meeting and to be otherwise decided by a show of hands, before or on the declaration of the result of the show of hands.

3. 代表委任表格須由委任人或獲其以書面正式授權之代理人親筆簽署，或倘委任人為公司，則須加蓋公司印鑑或由公司負責人或獲正式授權代理人親筆簽署。

4. 代表委任表格連同經簽署之授權書或其他授權文件(如有)或經公證人證明之授權書或授權文件副本，最遲須大會或任何續會指定舉行時間48小時前，送達本公司股份過戶登記處香港中央證券登記有限公司之辦事處(地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室)，否則代表委任表格將被視為無效。

5. 填妥及交回代表委任表格後，股東仍可親身出席大會，並於會上投票。在此情況下，代表委任表格將視作撤回論。

6. 根據本公司之章程細則，下列人士可要求以投票方式表決：

   (a) 大會主席；

   (b) 最少三名親身或委派受委代表出席並於當時有權在大會上投票之本公司股東；

   (c) 親身或委派受委代表出席且佔有權於會上投票之所有本公司股東總投票權不少於十分一之任何本公司股東；或

   (d) 親身或委派受委代表出席且持有附有大會投票權之股份，其已繳足總額相當於附有該權利之所有股份已繳足總額不少於十分一之任何一名或多名本公司股東。

7. 於大會上提呈以供投票及舉手表決之決議案，可由上述人士於宣佈舉手表決之結果前或當時要求以投票方式表決。

(ii) 每股面值0.10港元的已發行及未發行股份經有關削減後將成為每股面值0.05港元的拆細股份；

(iii) 該資本削減所產生的部分貸方數額將用作抵銷相同數額的本公司累計虧損的餘額（本決議案(a)至(c)段擬進行的交易完成後），惟須獲高院批准及將受高院可能施加的有關條件（如有）所限；及

(iv) 該筆貸方餘額將轉撥至本公司會計賬冊將設立的特別資本儲備；

(e) 於本決議案(a)至(d)段擬進行的交易完成後，每十股每股面值0.05港元的已發行及未發行拆細股份將合併為一股每股面值0.50港元的新股，惟須待香港聯合交易所有限公司上市委員會批准有關新股上市及買賣後，方可實行；及

(f) 授權本公司董事就實行本決議案(a)至(e)段擬進行的交易進行彼等認為屬必需或適宜的一切有關行動及事宜。」

承董事會命
公司秘書
張慕貞

香港，二零零五年七月十五日

註冊辦事處：
香港
干諾道西167號
天津大廈
15樓

附註：

1. 凡有資格出席大會及投票之本公司股東，可委派一名或多名人士為其代表出席及代其投票。於投票表決時，本公司股東可親身或由委任代表投票。受委代表毋須為本公司股東。

2. 倘屬任何股份之聯名登記持有人，則任何該等人士均可親自或委派代表於大會上就該股份投票，猶如彼為唯一有權投票者；惟倘超過一名上述聯名持有人親自或委派代表出席任何大會，則僅於本公司股東名冊上排名首位之有關持有人有權就該股份投票。



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(於香港註冊成立的有限公司)

(股份代號：1203)

茲通告廣南(集團)有限公司(「本公司」)將於二零零五年八月十二日(星期五)上午十時正假座香港灣仔駱克道57-73號香港華美粵海酒店地庫二樓會議廳舉行股東特別大會(「大會」)，以便考慮及酌情通過下列決議案為特別決議案：

特別決議案

「**動議**：

(a) (i) 撤銷本公司股份溢價賬的貸方總餘額；及

(ii) 該撤銷所產生的貸方數額將用作抵銷相同數額的本公司累計虧損，惟須獲香港特別行政區高等法院(「高院」)批准及將受高院可能施加的有關條件(如有)所限；

(b) (i) 撤銷本公司資本贖回儲備的貸方總餘額；及

(ii) 該撤銷所產生的貸方數額將用作抵銷相同數額的本公司累計虧損，惟須獲高院批准及將受高院可能施加的有關條件(如有)所限；

(c) 本公司資本儲備的貸方總餘額將用作抵銷相同數額的本公司累計虧損，惟須獲高院批准及將受高院可能施加的有關條件(如有)所限；

(d) (i) 本公司每股現有股份的面值將由0.10港元將削減至0.05港元，方法為於每股已發行及繳足股份註銷0.05港元的本公司繳足資本及將全部已發行及未發行股份的面值由每股0.10港元削減至每股0.05港元；

股東特別大會

召開股東特別大會的通告載於本通函第9至第11頁，會上將提呈特別決議案以批准資本重組。本通函隨附股東特別大會適用的代表委任表格。

無論彼等能否出席股東特別大會，務請股東盡快將隨附的代表委任表格按其上印備的指示填妥及交回本公司股份過戶登記處香港中央證券登記有限公司的辦事處(地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室)，惟無論如何須於股東特別大會或任何續會指定舉行時間48小時前交回。填妥及交回代表委任表格後，股東仍可親身出席股東特別大會，並於會上投票。

根據本公司的章程細則，本公司若干類別的股東可就表決於股東特別大會提呈的特別決議案要求投票表決。有關可要求投票表決的類別的股東詳情載於本通函第11頁股東特別大會通告附註6。

推薦意見

董事認為資本重組乃符合本公司及股東的整體利益。因此，董事建議所有股東投票贊成將於股東特別大會上提呈的特別決議案。

此致

列位股東 台照

承董事會命
廣南(集團)有限公司
主席
梁江

二零零五年七月十五日

目前尚未確定資本重組步驟一、二及四擬進行的削減的生效日期。本公司將於股東通過條件(i)所述的特別決議案後在切實可行情況下盡早向高院提出申請。本公司將另行發出公佈，以知會股東預期生效日期及(如需要或如適用)向高院所作申請的進度及結果。

於資本重組步驟一至四擬進行的交易生效後，本公司將在切實可行情況下盡早就步驟五擬進行的合併的預期生效日期另行發出公佈。

資本重組的影響

緊隨資本重組完成後，本公司的法定股本將為1,500,000,000.00港元，分為3,000,000,000股新股，其中901,583,285股新股經已發行，並已繳足或入賬列作繳足，即已發行股本為450,791,642.50港元。

資本重組本身將不會改變本公司的相關資產、業務、經營、管理或財務狀況(惟支付相關開支除外)。股東的比例權益亦將不會因資本重組步驟五擬進行的合併而有所改變(惟有關處理零碎股權所產生的輕微影響除外)。

資本重組的理由及裨益

資本重組步驟一至四乃為確保本公司的資本架構將容許董事於日後認為適合時派發股息而設。

現階段並不能保證，即使在資本重組步驟一至四擬進行的交易生效的情況下，本公司日後將會宣派或派付股息。

資本重組步驟五將減少市場上買賣單位的數量，而此舉將減低本公司及買賣本公司股份的股東的手續費和交易費。

董事認為資本重組符合本公司及股東之整體利益。

免費換領股票

於資本重組步驟一至四擬進行的交易生效後，本公司將在切實可行情況下盡早就免費換領股票的安排另行發出公佈。

新股的買賣安排

於資本重組步驟一至四擬進行的交易生效後，本公司將在切實可行情況下盡早就新股的買賣安排另行發出公佈。

碎股買賣的安排

於資本重組步驟一至四擬進行的交易生效後，本公司將在切實可行情況下盡早就碎股買賣的安排另行發出公佈。

條件

資本重組須待達成以下條件後，方可實行：

(i) 股東於股東特別大會上通過特別決議案批准資本重組；

(ii) 高院確認資本重組步驟一、二及四擬進行的削減及由香港公司註冊處登記高院法令的正式副本與載有根據公司條例第61條所規定的詳情的會議紀錄；及

(iii) 聯交所上市委員會批准新股上市及買賣。

於條件(i)及(ii)獲達成後，資本重組步驟一、二及四擬進行的削減將於緊隨條件(ii)所述的高院法令及會議紀錄獲登記後生效。資本重組步驟三擬進行的用途亦將同時生效。

步驟五：合併股份

新股

作為資本重組步驟五，於資本重組步驟一至四擬進行的交易生效後，根據公司條例第53條及本公司的章程細則第62(a)條，每十股每股面值0.05港元的已發行及未發行拆細股份將合併為一股每股面值0.50港元的新股。新股將在各方面各自享有*同等地位*。

本公司尚有根據購股權計劃已授出但未獲行使的購股權。由於該股份合併，適用於所有該等購股權的相關行使價將按本公司核數師核實認為屬公平合理的方式進行調整。董事預期行使價在各情況下均會增加十倍。

零碎股權

本公司將不會發行零碎新股。零碎股權將彙集出售，所得收益全歸本公司所有。

買賣單位

現時於聯交所的買賣單位每手2,000股股份將於股份合併生效後維持不變。

上市及買賣

本公司將向聯交所上市委員會申請批准新股上市及買賣。

待新股獲批准在聯交所上市及買賣後，新股將獲香港結算接納為合資格證券，可自新股開始在聯交所買賣當日(或香港結算可能釐定的有關其他日期)起，於中央結算系統內寄存、結算及交收。聯交所參與者之間的交易，須於任何交易日後第二個交易日在中央結算系統內進行交收。所有經中央結算系統進行的活動，均須依據不時有效的中央結算系統一般規則及中央結算系統運作程序規則進行。

就現時透過中央結算系統持有權益的人士而言，預期買賣新股將可由新股開始在聯交所買賣日期起透過中央結算系統進行交收，而毋須彼等就新股於香港結算寄存新股票。

步驟三：動用資本儲備

於二零零四年十二月三十一日，本公司資本儲備的貸方總餘額約為48,157,000港元。資本儲備乃在本公司於一九九七年發行認股權證後設立。發行該等認股權證的所得款項淨額已記錄於該資本儲備內。所有該等認股權證已於行使期內獲行使或於一九九八年失效。動用該資本儲備並不受任何條件或限制所限。

作為資本重組步驟三，該數額將用作抵銷相同數額的累計虧損。

步驟四：削減資本

現時，本公司的註冊股本為1,500,000,000.00港元，分為15,000,000,000股每股面值0.10港元的股份，其中9,015,832,859股股份經已發行，並已繳足或入賬列作繳足，即已發行股本為901,583,285.90港元。

作為資本重組步驟四，每股股份的面值將根據公司條例第58條及本公司的章程細則第62(b)條由0.10港元削減至0.05港元，方法為於每股已發行及繳足股份註銷0.05港元的本公司繳足資本及將全部已發行及未發行股份的面值由每股0.10港元削減至每股0.05港元。每股面值0.10港元的已發行及未發行股份經有關削減後將成為每股面值0.05港元的拆細股份。

該資本削減將產生貸方總額450,791,642.95港元。在該筆貸方數額中，總額約343,352,000港元將用作抵銷累計虧損的餘額。

該筆貸方餘額合共約107,440,000港元將轉撥至本公司會計賬冊將設立的特別資本儲備，惟該儲備的用途將受高院可能施加的有關條件(如有)所限。

緊隨該資本削減後，本公司的法定股本將透過增設15,000,000,000股未發行拆細股份以回復至原額1,500,000,000.00港元。

資本重組

資本重組將包括以下五個步驟：

- 步驟一：削減股份溢價賬
- 步驟二：削減資本贖回儲備
- 步驟三：動用資本儲備
- 步驟四：削減資本
- 步驟五：合併股份

步驟一至四旨在撇銷本公司於二零零四年十二月三十一日錄得的累計虧損全數金額，總值約為2,139,578,000港元。有關累計虧損乃主要結轉自截至一九九八年十二月三十一日止及一九九九年十二月三十一日止財政年度。

步驟五旨在於步驟一至四擬進行的交易生效後，將每十股已發行及未發行的拆細股份合併為一股新股。

步驟一：削減股份溢價賬

於二零零四年十二月三十一日，本公司股份溢價賬的貸方總餘額約為1,747,098,000港元。

作為資本重組步驟一，該數額將根據公司條例第48B條及本公司的章程細則第62(b)條全數撇銷。該撇銷所產生的貸方數額將用作抵銷相同數額的累計虧損。

步驟二：削減資本贖回儲備

於二零零四年十二月三十一日，本公司資本贖回儲備的貸方總餘額約為971,000港元。

作為資本重組步驟二，該數額將根據公司條例第49H條及本公司的章程細則第62(b)條全數撇銷。該撇銷所產生的貸方數額將用作抵銷相同數額的累計虧損。



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(於香港註冊成立的有限公司)

(股份代號：1203)

執行董事：
梁江先生 *(主席)*
譚雲標先生
曾翰南先生

非執行董事：
趙雷力先生
羅蕃郁先生
梁劍琴女士

獨立非執行董事：
Gerard Joseph McMahon
譚惠珠女士
李嘉強先生

註冊辦事處：
香港
干諾道西167號
天津大廈
15樓

敬啟者：

資本重組

緒言

於二零零五年六月二十三日，董事宣佈本公司進行資本重組的建議。

本通函旨在向股東提供資本重組的詳情，並向股東發出股東特別大會通告。

於本通函內，除文義另有指明外，下列詞語具有以下涵義：

「資本重組」	指	包括五個步驟的資本重組建議
「中央結算系統」	指	香港結算設立及操作的中央結算及交收系統
「公司條例」	指	香港法例第32章公司條例
「本公司」	指	廣南(集團)有限公司，一間於香港註冊成立的公司，其證券在聯交所上市
「董事」	指	本公司的董事
「股東特別大會」	指	本公司將召開以批准資本重組的股東特別大會(或任何續會)
「高院」	指	香港特別行政區高等法院
「港元」	指	港幣，香港的法定貨幣
「香港結算」	指	香港中央結算有限公司
「香港」	指	中華人民共和國香港特別行政區
「新股」	指	本公司股本中每股面值0.50港元的新股
「拆細股份」	指	本公司股本中每股面值0.05港元的拆細股份
「股東」	指	本公司的股東
「股份」	指	本公司股本中每股面值0.10港元的現有股份
「聯交所」	指	香港聯合交易所有限公司

目　錄

此乃要件　請即處理

閣下如對本通函任何內容或應採取的行動**有任何疑問**，應諮詢持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下廣南(集團)有限公司的股份，應立即將本通函送交買主或承讓人或經手買賣或轉讓之銀行、持牌證券商或其他代理，以便轉交買主或承讓人。

香港聯合交易所有限公司及香港中央結算有限公司對本通函的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就本通函全部或任何部份內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(於香港註冊成立的有限公司)

(股份代號：1203)

資本重組

召開股東特別大會的通告載於本通函第9至第11頁。無論彼等能否出席股東特別大會，務請股東盡快將隨附的代表委任表格按其上印備的指示填妥及交回本公司股份過戶登記處香港中央證券登記有限公司的辦事處(地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室)，惟無論如何須於股東特別大會或任何續會指定舉行時間48小時前交回。填妥及交回代表委任表格後，股東仍可親身出席股東特別大會，並於會上投票。

二零零五年七月十五日

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document or as to the action to be taken, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Guangnan (Holdings) Limited, you should at once hand this document and the accompanying form of proxy to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.


GDH

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code : 1203)

PROPOSALS FOR RE-ELECTION OF DIRECTORS, GENERAL MANDATES FOR THE ISSUE OF NEW SHARES AND REPURCHASE OF SHARES AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening an annual general meeting of the Company to be held at the Boardroom, Basement II, The Wharney Guang Dong Hotel Hong Kong, No.57–73 Lockhart Road, Wanchai, Hong Kong, on Wednesday, 15 June 2005 at 10:00 a.m. is set out on pages 12 to 14 of this document. Whether or not you intend to attend the meeting, you are requested to complete and return the form of proxy to the registered office of the Company in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time fixed for the meeting or any adjournment thereof (as the case may be). The completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting if you so wish.

29 April 2005

CONTENTS

Pages

In this document, the following expressions have the following meanings unless the context requires otherwise:

"AGM"	the annual general meeting of the Company to be held at the Boardroom, Basement II, The Wharney Guang Dong Hotel Hong Kong, No. 57–73 Lockhart Road, Wanchai, Hong Kong on Wednesday, 15 June 2005 at 10:00 a.m.;
"Articles of Association"	the articles of association of the Company;
"Associate"	has the meaning ascribed to such term in the Listing Rules;
"Board"	the board of Directors from time to time;
"Business Day"	a day on which the Stock Exchange is open for the trading of securities;
"Company"	Guangnan (Holdings) Limited (廣南(集團)有限公司), a company incorporated in Hong Kong and whose shares are listed and traded on the Stock Exchange;
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) and includes any amendments, consolidation or re-enactment thereof;
"Connected Person"	has the meaning ascribed to such term in the Listing Rules;
"Directors"	the directors, including independent non-executive directors of the Company;
"Explanatory Statement"	the explanatory statement required under the Listing Rules to provide the requisite information of the Repurchase Mandate as set out in Appendix II to this document headed "Explanatory Statement";
"General Mandates"	the Repurchase Mandate and the Share Issue Mandate;
"Group"	the Company and its Subsidiaries;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Latest Practicable Date"	22 April 2005, being the latest practicable date prior to the printing of this document for ascertaining certain information contained herein;
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange;
"Repurchase Mandate"	the proposed general mandate to be granted to the Directors to permit the repurchase of Shares of up to a maximum 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue and fully paid as at the date of passing of the relevant resolution granting such mandate;

"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Share Issue Mandate"	the proposed general mandate to be granted to the Directors to permit the allotment and issue of new Shares in the Company equal in aggregate up to a maximum of 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of the relevant resolution granting such mandate;
"Shares"	ordinary shares of HK$0.1 each of the Company or such other nominal amount as shall result from a sub-division, consolidation, reclassification or reconstruction of the share capital of the Company from time to time;
"Shareholder"	the registered holder of Shares;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Subsidiary"	a subsidiary for the time being of the Company within the meaning of the Companies Ordinance and "Subsidiaries" shall be construed accordingly;
"Substantial Shareholder"	has the meaning ascribed thereto in the Listing Rules; and
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers.



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

Executive Directors:
LIANG Jiang (Chairman)
TAN Yunbiao
TSANG Hon Nam

Non-executive Directors:
ZHAO Leili
LUO Fanyu
LIANG Jianqin

Independent non-executive Directors:
Gerard Joseph McMAHON
TAM Wai Chu, Maria
LI Kar Keung

Registered Office:
15th Floor
Tianjin Building
167 Connaught Road West
Hong Kong

29 April 2005

To the Shareholders

Dear Sir or Madam,

PROPOSALS FOR RE-ELECTION OF DIRECTORS, GENERAL MANDATES FOR THE ISSUE OF NEW SHARES AND REPURCHASE OF SHARES AND NOTICE OF ANNUAL GENERAL MEETING

1. INTRODUCTION

The purpose of this document is to provide you with information regarding (i) the proposed re-election of Directors; (ii) the grant of the General Mandates and the extension of the Share Issue Mandate to the Board; and (iii) to give you the notice and the proxy form for the AGM.

2. RE-ELECTION OF DIRECTORS

In accordance with Article 101 of the Articles of Association, Mr. Liang Jiang and Mr. Luo Fanyu and Miss Tam Wai Chu, Maria shall retire by rotation at the AGM and, being eligible, offer themselves for re-election. Details of the above Directors who are required to be disclosed by the Listing Rules are set out in Appendix I to this document.

3. PROPOSED GENERAL MANDATE TO ISSUE SHARES

At the annual general meeting of the Company held on 11 June 2004, a general mandate was given to the Directors to issue Shares. Such mandate will lapse at the conclusion of the forthcoming AGM to be held on 15 June 2005. In order to ensure flexibility and discretion to the Directors in the event that it becomes desirable to issue any Shares, at the AGM, an ordinary resolution will be proposed that the Directors be given a general and unconditional mandate to exercise all the powers of the Company to allot, issue and deal with Shares and other securities equal in aggregate up to 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of the relevant resolution granting such mandate. In accordance with the Listing Rules, the Company may not make a new issue of Shares and other securities or announce a proposed new issue of Shares and other securities for a period of 30 days after any repurchase by it of its securities, whether on the Stock Exchange or otherwise (other than the issues of Shares pursuant to the exercise of warrants, share options or similar instruments requiring the Company to issue Shares which are outstanding prior to that repurchase of its securities), without the prior approval of the Stock Exchange. The Directors wish to state that they have no present intention of issuing Shares.

4. PROPOSED GENERAL MANDATE TO REPURCHASE SHARES

At the annual general meeting of the Company held on 11 June 2004, a general mandate was given to the Directors to repurchase Shares. Such mandate will lapse at the conclusion of the forthcoming AGM to be held on 15 June 2005. At the AGM, an ordinary resolution will also be proposed that the Directors be given a general and unconditional mandate to exercise all the powers of the Company to repurchase on the Stock Exchange or on any other stock exchange on which the securities of the Company may be listed, Shares up to a maximum of 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of the relevant resolution granting the Repurchase Mandate.

The General Mandates would continue in force until the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or any applicable laws of Hong Kong to be held or such mandates are revoked or varied by an ordinary resolution of the Shareholders in general meeting, whichever is the earliest.

An explanatory statement required by the Listing Rules to be sent to the Shareholders in connection with the proposed Repurchase Mandate is set out in Appendix II to this document. The Explanatory Statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolutions at the AGM.

5. RESPONSIBILITY STATEMENT

This document includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

6. ANNUAL GENERAL MEETING

Set out on pages 12 to 14 of this document is a notice convening the AGM. The procedures by which the Shareholders may demand a poll at a general meeting pursuant to the Articles of Association are set out in Appendix III to this document.

A form of proxy for use at the AGM is enclosed. Whether or not you intend to attend the meeting, you are requested to complete and return the form of proxy to the registered office of the Company in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time fixed for the meeting or any adjournment thereof (as the case may be). The completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting if you so wish.

7. RECOMMENDATION

The Board is of the opinion that the re-election of Directors, the granting of the General Mandates and the extension of the Share Issue Mandate to the Board are in the best interests of the Company and the Shareholders as a whole. The Board therefore recommend the Shareholders to vote in favour of each of the ordinary resolutions to be proposed at the AGM.

By Order of the Board
LIANG Jiang
Chairman

The following are the particulars, as at the Latest Practicable Date, of the three Directors to be re-elected at the AGM:

Mr. LIANG Jiang, aged 52, was appointed the Chairman of the Company in January 2002. He is also the chairman of two subsidiaries, Zhongshan Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate") and Zhongshan Shan Hai Industrial Co., Ltd. ("Shan Hai"). He is also a director of GDH Limited ("GDH"), a Substantial Shareholder of the Company. Mr. Liang graduated from South China Normal University. He holds a Master's degree in Business Management. He worked in the municipal government of Foshan and Zhanjiang in Guangdong Province, the PRC and acted as the administrative head of Gaoming County, secretary of Gaoming County Party Committee and secretary of Gaoming Municipal Party Committee in Guangdong Province. Mr. Liang has not held any directorships in other listed companies in the past three years. During the period from October 1997 to March 2000, Mr. Liang acted as the chairman of Guangdong Real Estate (Holdings) Limited. Prior to joining the Company, he was the chairman of Guangdong Assets Management Limited ("GAM") and the chairman of Guangdong Alliance Limited ("GAL"). GAM and GAL are subsidiaries of GDH.

After Mr. Liang Jiang's re-election at the AGM, he will be subject to retirement by rotation in accordance with the Articles of Association. Other than those particulars as stated above, Mr. Liang is not related to any Director, senior management or Substantial Shareholder of the Company. Mr. Liang was interested in 800,000 shares in the Company and had a derivative interest in respect of 20,000,000 shares in the Company within the meaning of Part XV of the SFO, which represents Mr. Liang's entitlement to subscribe for 20,000,000 shares in the Company. Save as disclosed above, Mr. Liang does not have any interests in shares within the meaning of Part XV of the SFO. There is no service contract between the Company and Mr. Liang. Mr. Liang's remuneration package for the year 2004 entailed the basic salary, allowance and payment for accommodation amounted to approximately HK$512,000 and discretionary bonuses pegged to performance. As an executive Director and a member of the Compensation Committee, Mr. Liang's emoluments are determined by reference to job responsibilities, the prevailing market conditions of the industry and the Company's remuneration policy, operating performance and profitability.

Mr. LUO Fanyu, aged 49, was appointed a non-executive Director in May 2000. He is a director of GDH and a non-executive director of a fellow subsidiary of the Company, Kingway Brewery Holdings Limited ("Kingway Brewery"). He was a non-executive director of a fellow subsidiary of the Company, Guangdong Tannery Limited ("Guangdong Tannery"). Kingway Brewery and Guangdong Tannery are companies listed in Hong Kong. Save as disclosed above, Mr. Luo has not held any directorships in other listed companies in the past three years. He joined Guangdong Enterprises (Holdings) Limited in 1987 and was responsible for its legal affairs. Prior to joining GDE, he was a judge and a deputy chief judge of the Economic Court of People's High Court of Guangdong Province. Mr. Luo graduated from the economics department of Zhongshan University.

After Mr. Luo Fanyu's re-election at the AGM, he will continue to serve on the Board for a period of approximately 3 years until he becomes due to retire by rotation again in accordance with the Articles of Association. Other than those particulars as stated above, Mr. Luo is not related to any Director, senior management or Substantial Shareholder of the Company. Mr. Luo was interested in 200,000 shares in Guangdong Investment Limited, an associated corporation ("Associated Corporation") (within the meaning of Part XV of the SFO), 70,000 shares in Kingway Brewery, an Associated Corporation, and 70,000 shares in Guangdong Tannery, an Associated Corporation. Save as disclosed above, Mr. Luo does not have any interests in shares within the meaning of Part XV of the SFO. There is no service contract between the Company and Mr. Luo. Mr. Luo did not receive any emoluments from the Company for the year 2004. As a non-executive Director, Mr. Luo is entitled to such director's fee and director's emoluments as may be

approved by the Board in accordance with the Articles of Association. His emoluments (if any) will be determined by reference to job responsibilities, the prevailing market conditions of the industry and the Company's remuneration policy, operating performance and profitability.

Miss TAM Wai Chu, Maria, *GBS, J.P., LL.D (Honorary), LL.B. (Hons.), Barrister-at Law*, aged 60, was appointed an independent non-executive Director in June 1999. She is also a non-executive director of seven other companies listed in Hong Kong, namely Wing On Company International Limited, Onfem Holdings Limited, Sinopec Kantons Holdings Limited, Tong Ren Tang Technologies Company Limited, eSun Holdings Limited, Sa Sa International Holdings Limited and Titan Petrochemicals Group Limited. Between August 1999 to November 2002, Miss Tam was also a non-executive director of Ryoden Development Limited. Save as disclosed above, Miss Tam has not held any directorships in other listed companies in the past three years. She is also a member of the board of the Airport Authority of Hong Kong and Urban Renewal Authority. Her public duties also include being a member of the HKSAR Basic Law Committee under the Standing Committee of the National People's Congress PRC and a member of the National People's Congress PRC.

After Miss Tam's re-election at the AGM, she will continue to serve on the Board for a period of approximately 3 years until she becomes due to retire by rotation again in accordance with the Articles of Association. Miss Tam does not have any relationship with any Director, senior management or Substantial Shareholder of the Company. Miss Tam does not have interests in the shares within the meaning of Part XV of the SFO. There is no service contract between the Company and Miss Tam. The total amount of Miss Tam's emoluments as an independent non-executive Director and members of the audit committee and compensation committee amounted to HK$300,000 for the year 2004. As a non-executive Director and a member of the audit committee and compensation committee, Miss Tam is entitled to such director's fee and director's emoluments as may be approved by the Board in accordance with the Articles of Association. Her emoluments will be determined by reference to job responsibilities, the prevailing market conditions of the industry and the Company's remuneration policy, operating performance and profitability

This appendix contains the particulars that are required by the Listing Rules to be included in an explanatory statement to enable the Shareholders to make an informed decision on whether to vote for or against the resolutions to be proposed at the AGM in relation to the Repurchase Mandate.

1. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 9,015,832,859 Shares. Subject to the passing of the resolution granting the Repurchase Mandate and on the basis that no further Shares are issued or repurchased before the AGM, the Company will be allowed to repurchase a maximum of 901,583,285 Shares during the period ending on the earliest of the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or any applicable laws of Hong Kong to be held or the date upon which such authority is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

2. REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and the Shareholders as a whole for the Directors to have a general authority from the Shareholders to enable the Company to repurchase Shares in the market. Repurchases of Shares will only be made when the Directors believe that such a repurchase will benefit the Company and the Shareholders. Such repurchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and its assets and/or its earnings per Share.

3. FUNDING OF REPURCHASES

Repurchases made pursuant to the Repurchase Mandate would be funded out of funds legally available for the purpose in accordance with the Company's memorandum of association and the Articles of Association and the applicable laws of Hong Kong.

The Directors have no present intention to repurchase any Shares and they would only exercise the power of repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company and the Shareholders and in circumstances where they consider that the Shares can be repurchased on terms favourable to the Company. On the basis of the consolidated financial position of the Company as at 31 December 2004, being the date to which the latest published audited financial statements of the Company were made up, the Directors consider that if the Repurchase Mandate were to be exercised in full at the current prevailing market value, it might have a material adverse impact on the working capital position and gearing position of the Company. The Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels (as compared with the position disclosed in the latest published audited financial statements) which in the opinion of the Directors are from time to time appropriate for the Company.

4. SHARE PRICES

The following table shows the highest and lowest prices at which the Shares have been traded on the Stock Exchange in each of the last 12 months:

	Per Share	
	Highest	Lowest
	HK$	*HK$*
2004		
April	0.146	0.111
May	0.128	0.094
June	0.123	0.105
July	0.125	0.110
August	0.115	0.105
September	0.144	0.110
October	0.137	0.118
November	0.154	0.119
December	0.149	0.120
2005		
January	0.149	0.124
February	0.160	0.128
March	0.151	0.137

5. UNDERTAKINGS OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong, and in accordance with the Company's memorandum of association and the Articles of Association.

6. DIRECTORS AND THEIR ASSOCIATES AND CONNECTED PERSONS

None of the Directors nor, to the best of their knowledge and having made all reasonable enquiries, their Associates, have any present intention to sell any Shares to the Company or its Subsidiaries under the Repurchase Mandate if such is approved by the Shareholders.

As at the Latest Practicable Date, no Connected Persons of the Company have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, if the Repurchase Mandate is approved by the Shareholders.

7. TAKEOVERS CODE

If, as a result of a repurchase of Shares, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Takeovers Code. As a result, a Shareholder, or a group of Shareholders acting in concert, depending on the level of increase in the interest of the Shareholder(s), could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

The Company's Substantial Shareholder, GDH Limited, is holding approximately 59.49 per cent. interests in the Company as at the Latest Practicable Date and will be holding approximately 66.10 per cent. interests in the Company if the Repurchase Mandate is to be exercised in full. The Directors are not aware of any consequences which will arise under the Takeovers Code as a result of any purchases to be made under the Repurchase Mandate and the Company has no present intention to exercise the Repurchase Mandate to such extent that the public holding of Shares would reduce to below 25 per cent. of the issued Shares.

8. REPURCHASES MADE BY THE COMPANY

During the six months preceding the Latest Practicable Date, the Company has not repurchased any Shares (whether on the Stock Exchange or otherwise).

The following paragraphs set out the procedure by which the Shareholders may demand a poll at a general meeting of the Company (including the AGM) pursuant to the Articles of Association.

According to Article 73 of the Articles of Association, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded:

(a) by the chairman of such meeting; or

(b) by at least three Shareholders present in person or by proxy for the time being entitled to vote at the meeting; or

(c) by any Shareholder or Shareholders present in person or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(d) by any Shareholder or Shareholders present in person or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code : 1203)

NOTICE IS HEREBY GIVEN that an Annual General Meeting of Guangnan (Holdings) Limited (the "Company") will be held at the Boardroom, Basement II, The Wharney Guang Dong Hotel Hong Kong, No.57–73 Lockhart Road, Wanchai, Hong Kong on Wednesday, 15 June 2005 at 10:00 a.m. for the following purposes:

1. To receive and consider the consolidated financial statements and the reports of the directors of the Company (the "Directors") and the auditors of the Company (the "Auditors") for the year ended 31 December 2004.

2. To re-elect Directors and fix the Directors' remuneration.

3. To re-appoint Auditors and authorise the Directors to fix their remuneration.

4. To consider as special business and, if thought fit, to pass with or without amendments, the following resolution as an Ordinary Resolution:

   "**THAT:**

   (A) subject to the following provisions of this Resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares and to make or grant offers, agreements and options which would or might require the exercise of such powers, be and is hereby generally and unconditionally approved;

   (B) the approval in paragraph (A) of this Resolution shall be in addition to any other authorizations given to the Directors and shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers at any time during or after the end of the Relevant Period;

   (C) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (A) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to Directors and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares; (iii) the exercise of rights of subscription or conversion under terms of any warrants issued by the Company or any securities which are convertible into Shares; or (iv) any existing specific authority, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(D) for the purpose of this Resolution and resolution no. 5:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of Hong Kong to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of Shares open for a period fixed by the Directors to the holders of Shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong applicable to the Company)."

5. *To consider as special business and, if thought fit, to pass with or without amendments, the* following resolution as an Ordinary Resolution:

"**THAT:**

(A) subject to paragraph (B) of this Resolution, the exercise by the Directors during the Relevant Period (as defined above) of all the powers of the Company to repurchase the Shares on the Stock Exchange or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange under the Hong Kong Code on Share Repurchases for this purpose, subject to and in accordance with all applicable laws and the requirements of The Rules Governing the Listing of Securities on the Stock Exchange or any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved; and

(B) the amount of the securities of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (A) of this Resolution shall not exceed 10 per cent. of the Shares in issue as at the date of the passing of this Resolution and the authority pursuant to paragraph (A) of this Resolution shall be limited accordingly."

6. To consider as special business and, if thought fit, to pass with or without amendments, the following resolution as an Ordinary Resolution:

"**THAT** conditional upon resolutions nos. 4 and 5 set out above being duly passed, the general mandate granted to the Directors to exercise the powers of the Company to allot and issue Shares pursuant to resolution no. 4 set out above be and is hereby extended by the addition to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to resolution no.

5 set out above, provided that such an amount shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this Resolution."

By Order of the Board
Cheung Mo Ching
Company Secretary

Hong Kong, 29 April 2005

Registered Office:
15th Floor
Tianjin Building
167 Connaught Road West
Hong Kong

NOTES:

1. A member entitled to attend and vote at the meeting is entitled to appoint proxies to attend and vote instead of him. A proxy need not be a member of the Company.

2. In order to be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be lodged at the registered office of the Company not less than 48 hours before the time appointed for the holding of the meeting (or the adjourned meeting as the case may be).

3. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose, seniority shall be determined by the order in which the names stand in the register of members in respect of joint holding.

4. The register of members of the Company will be closed from Tuesday, 14 June 2005 to Wednesday, 15 June 2005, both days inclusive, during which period no transfer of shares will be effected. All transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Monday, 13 June 2005.

5. A form of proxy for use at the meeting is enclosed.

6. In relation to resolution no. 4, approval is being sought from members for a general mandate to authorise the allotment of shares in the share capital of the Company. The Directors have no immediate plans to issue any new shares in the share capital of the Company pursuant to such general mandate other than shares which may fall to be issued under the share option scheme of the Company.

7. In relation to resolution no. 5, approval is being sought from members for a general mandate to repurchase shares of the Company. The Directors have no immediate plans to repurchase any shares of the Company pursuant to such general mandate.

8. In relation to resolution no. 6, approval is being sought from members to extend the general mandate to allot shares by adding repurchased shares to the 20 per cent. general mandate.

授權可購回之本公司總面額可予配發或有條件或無條件同意配發及發行之本公司股本總面額，惟該數額不得超過本公司於通過本決議案當日股本總面額之10%。」

承董事會命
公司秘書
張慕貞

香港，二零零五年四月二十九日

註冊辦事處：
香港
干諾道西167號
天津大廈
15樓

附註：

1. 凡有資格出席大會及投票之股東，可委派代表出席及代其投票。受委代表毋須為本公司股東。

2. 代表委任表格連同委任人簽署之授權書或其他授權文件（如有），或經由公證人證明之授權書或授權文件副本，須早於大會或其續會（視情況而定）舉行時間48小時前送達本公司之註冊辦事處，逾期無效。

3. 如屬股份之聯名股東，在排名首位股東親身或委派代表投票後，其餘聯名持有人將無權投票。就此而言，排名先後以本公司股東名冊上就該等聯名持有股份所登記之股東排名次序為準。

4. 本公司將於二零零五年六月十四日（星期二）至二零零五年六月十五日（星期三）（包括首尾兩天）暫停辦理股份過戶登記手續，期間不會登記任何股份轉讓。所有轉讓文件連同有關股票，必須於二零零五年六月十三日（星期一）下午四時正前送交本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712－1716室。

5. 大會適用之代表委任表格隨附於本文件。

6. 有關第4項決議案，擬徵求股東批准配發本公司股本中股份之一般授權。除根據本公司購股權計劃可能須予發行者外，董事現無計劃根據此項一般授權發行本公司股本中任何股份。

7. 有關第5項決議案，擬徵求股東批准購回本公司股份之一般授權。董事現無計劃根據此項一般授權購回本公司任何股份。

8. 有關第6項決議案，擬徵求股東擴大配發股份之一般授權，將購回股份加入20%之發行股份一般授權。

(D) 就本決議案及第5項決議案而言：

「有關期間」指本決議案通過日至下列任何一項較早發生之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之章程細則或香港任何適用法例規定本公司下屆股東週年大會須予舉行期限屆滿之日；及

(iii) 在本決議案下之授權經本公司股東在股東大會上以普通決議案撤銷或修改之日。

「配售新股」乃指於本公司董事指定之期間內，向於指定記錄日期名列本公司股份股東名冊內之股份持有人按彼等當時之持股比例提呈發售股份之建議（惟須受董事會就零碎股權，或於考慮香港以外本公司任何適用地區之任何法律限制或責任或任何認可監管機構或任何證券交易所之規定後認為必要或權宜之豁免或其他安排所規限）。」

5. 作為特別事項，考慮並酌情通過下列決議案為普通決議案（不論有否修訂）：

「**動議**：

(A) 在本決議案(B)段之規限下，一般及無條件批准本公司董事於有關期間（定義見上文）內行使本公司一切權力，在聯交所或本公司證券可能上市且獲香港證券及期貨事務監察委員會與聯交所就此認可之任何其他證券交易所購回股份，惟須符合所有適用法例及聯交所或任何其他證券交易所不時修訂之證券上市規則之規定；及

(B) 本公司獲授權根據本決議案(A)段之批准購回之本公司證券總面額，不得超過通過本決議案當日已發行股份之10%，而根據本決議案(A)段之授權須以此為限。」

6. 作為特別事項，考慮並酌情通過下列決議案為普通決議案（不論有否修訂）：

「**動議**待上述第4項及第5項決議案獲正式通過後，授予董事會行使本公司權力根據上述第4項決議案配發及行使股份之一般授權上，加入董事會根據上述第5項決議案



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(於香港註冊成立的有限公司)

(股份代號：1203)

茲通告本公司將於二零零五年六月十五日(星期三)上午十時正假座香港灣仔駱克道57－73號香港華美粵海酒店地庫低層會議廳舉行股東週年大會，以便處理下列事項：

1. 省覽本公司截至二零零四年十二月三十一日止財政年度之綜合財務報表、本公司之董事會(「董事」)報告及本公司之核數師(「核數師」)報告。

2. 重選董事及釐定董事酬金。

3. 重新委聘核數師及授權董事釐定其酬金。

4. 作為特別事項，考慮並酌情通過下列決議案為普通決議案(不論有否修訂)：

「**動議**：

(A) 在本決議案以下條文之規限下及依據公司條例第57B條，一般性及無條件批准本公司董事於有關期間內行使本公司之一切權力，以發行、配發及處理額外股份，以及作出或授予可能須行使此等權力之售股建議、協議及購股權；

(B) 本決議案(A)段之批准乃董事所獲授任何其他權力以外之權力，該決議案授權董事於有關期間內作出或授予須於有關期間結束後行使此等權力之售股建議、協議及購股權；

(C) 本公司董事依據本決議案(A)段之批准而配發或有條件或無條件同意配發(不論依據購股權或其他方式)之股本總面額，不得超過本決議案通過當日已發行股本總面額之20%，惟依據(i)配售新股(定義見下文)；(ii)本公司任何購股權計劃或當時採納以向本公司及／或其任何附屬公司之董事及／或僱員授出或發行股份或認購本公司股份之權利之類似安排；(iii)本公司發行之任何認股權證或可兑換為股份之其他證券之條文之認購權或轉換權之行使；或(iv)任何現有特定授權除外，而上述批准須受此限制；及

下列各段載有股東根據章程細則在本公司股東大會（包括股東週年大會）要求投票表決之程序。

根據章程細則第73條，於任何股東大會上提呈以供投票之決議案將以舉手表決方式決定，惟除非（於宣佈舉手表決之結果之前或之時）下列人士要求投票表決則作別論：

(a) 該會議之主席；或

(b) 最少三名親身出席或受委代表出席並於當時有權在大會上投票之股東；或

(c) 親身出席或受委代表出席且佔有權於會上投票之所有股東總投票權不少於十分一之任何一名或多名股東；或

(d) 親身出席或受委代表出席且持有附有大會投票權之本公司股份，其已繳足總額相當於附有該權利之所有股份已繳足總額不少於十分一之任何一名或多名股東。

本公司之主要股東廣東控股有限公司於最後可行日期持有本公司約59.49%之權益，倘購回授權獲悉數行使，其將持有本公司約66.10%之權益。董事並不知悉，根據購回授權購回任何股份後將會導致收購守則所指之後果出現。本公司目前無意行使購回授權致使公眾人士持有之股份低於已發行股份之25%。

8. 本公司購回股份

於最後可行日期前六個月，本公司概無購回任何股份（無論在聯交所或以任何方式）。

4. 股價

股份於過去十二個月內每月在聯交所買賣之最高及最低價如下：

	每股	
	最高	最低
	港元	港元
二零零四年		
四月	0.146	0.111
五月	0.128	0.094
六月	0.123	0.105
七月	0.125	0.110
八月	0.115	0.105
九月	0.144	0.110
十月	0.137	0.118
十一月	0.154	0.119
十二月	0.149	0.120
二零零五年		
一月	0.149	0.124
二月	0.160	0.128
三月	0.151	0.137

5. 董事之承諾

各董事已向聯交所作出承諾，在適用的情況下，彼等將根據上市規則及適用之香港法例與本公司之組織章程大綱及章程細則行使購回授權。

6. 董事及其聯繫人及關連人士

董事及(在董事作出一切合理查詢後，就董事所知)其聯繫人現時無意在購回授權獲股東批准之情況下把股份售予本公司或其附屬公司。

於最後可行日期，並無任何本公司之關連人士知會本公司，表示目前有意在購回授權獲股東批准之情況下把股份售予本公司，亦無承諾不會出售股份。

7. 收購守則

倘若因本公司購回股份而導致股東在本公司投票權比例增加，則就收購守則而言該項權益增加將被視為收購。因此，視乎該股東所增加權益之水平，該股東或行動一致之眾股東可獲得或加強於本公司之控制權，而可能須根據收購守則第26條提出強制性收購之建議。

本附錄載有上市規則要求包括在說明函件之資料，讓股東對在股東週年大會提呈有關購回授權之決議案投贊成或反對票時作出知情之決定。

1. 股本

於最後可行日期，本公司已發行股本包括9,015,832,859 股股份。待購回授權獲通過後及於股東週年大會前並無進一步發行或購回股份，於直至本公司下屆股東週年大會結束、或本公司之章程細則或香港任何適用法例規定舉行下屆股東週年大會之指定期限屆滿、或本公司股東於本公司股東大會上通過普通決議案撤銷或修改該授權當日（以最早者為準）結束之期間，本公司最多可回購901,583,285股股份。

2. 購回之理由

董事相信向股東尋求一般授權使本公司可於市場購回股份，乃符合本公司及其股東之最佳利益。董事僅會於其認為符合本公司及其股東利益之情況下，方會進行購回股份。該等購回行動可使本公司之資產淨值及每股資產及／或盈利上升（視乎當時市況及資金安排而定）。

3. 購回之資金

根據購回授權進行之購回行動必須以根據本公司之組織章程大綱和章程細則及香港適用法例可合法用作該用途之資金撥付。

董事目前無意購回任何股份，彼等僅會在其認為購回符合本公司及其股東之最佳利益及彼等認為可以按有利本公司之條款購回股份之情況下，方會行使購回之權力。以本公司於二零零四年十二月三十一日（乃編製最近刊發之本公司經審核財務報表之日期）之綜合財務水平為基準，董事認為倘購回授權以現行市價獲悉數行使，可能對本公司之營運資金水平及資本負債水平構成重大負面影響。然而，如董事認為行使購回授權會對本公司而言視為適宜之不時營運資金需求或資本負債比率可能受到嚴重不利影響之情況下（比對本公司最新刊發之已經審核財務報告所披露之狀況而言），將不會行使購回授權。

金。羅先生擔任非執行董事，羅先生有權收取可能由董事會根據公司組織章程批准之董事袍金及董事酬金。羅先生之酬金（如有）將參照其職責、當時之行業市況及本公司之薪酬制度、經營業績與盈利能力後釐定。

譚惠珠小姐，金紫荊星章、太平紳士、榮譽法學博士、法學學士（榮譽）、大律師，60歲，於一九九九年六月獲委任為獨立非執行董事。譚小姐亦擔任其他七間香港上市公司（分別為永安國際有限公司、東方有色集團有限公司、中石化冠德控股有限公司、北京同仁堂科技發展股份有限公司、豐德麗控股有限公司、莎莎國際控股有限公司及泰山石化集團有限公司）之非執行董事。一九九九年八月至二零零二年十一月期間，譚小姐亦為菱電發展有限公司之非執行董事。除上文所披露者外，譚小姐於過往三年並無於其他上市公司出任董事職務。彼現為香港機場管理局及市區重建局成員，其他公職亦包括：中華人民共和國全國人民代表大會常務委員會轄下香港特別行政區基本法委員會委員及中華人民共和國全國人民代表大會香港特別行政區代表。

於譚小姐在股東週年大會上重選後，彼將在董事會繼續留任為期約三年，直至根據公司組織章程須再次輪值退任為止。譚小姐與本公司任何董事、高層管理人員或主要股東概無任何關係。譚小姐並無擁有任何根據證券及期貨條例第XV部所界定之股份權益。本公司與譚小姐並無訂立任何服務合約。譚小姐出任獨立非執行董事以及審核委員會兼薪酬委員會成員之酬金總額於二零零四年為300,000港元。譚小姐擔任非執行董事以及審核委員會兼薪酬委員會成員，譚小姐有權收取可能由董事會根據公司組織章程批准之董事袍金及董事酬金。譚小姐之酬金將參照其職責、當時之行業市況及本公司之薪酬制度、經營業績與盈利能力後釐定。

以下為將於股東週年大會上重選之三名董事於最後可行日期之詳情：

梁江先生，52歲，於二零零二年一月獲委任為本公司主席，現時亦擔任兩間附屬公司中山中粵馬口鐵工業有限公司(「中粵馬口鐵」)及中山市山海實業有限公司(「山海實業」)董事長。彼亦為本公司之主要股東廣東控股有限公司(「廣東控股」)董事。梁先生畢業於華南師範大學。彼持有工商管理碩士學位，曾在中國廣東省佛山市及湛江市政府工作，亦曾任廣東省高明縣縣長、縣委書記，高明市市委書記。梁先生於過往三年並無於其他上市公司出任董事職務。梁先生於一九九七年十月至二零零零年三月期間擔任粵海地產(集團)有限公司董事長。在加入本公司前，梁先生曾任粵海資產管理有限公司(「粵海資產」)及廣聯控股有限公司(「廣聯」)董事長。粵海資產及廣聯均為廣東控股之附屬公司。

於梁江先生在股東週年大會上重選後，彼將根據公司組織章程須輪值退任。除上文所載之詳情外，梁先生與本公司任何董事、高層管理人員或主要股東概無關連。梁先生擁有本公司800,000股股份之權益及本公司20,000,000股股份之衍生權益(定義見證券及期貨條例第XV部)，此代表梁先生有權可認購本公司20,000,000股股份之權利。除上述披露者外，梁先生並無擁有任何根據證券及期貨條例第XV部所界定之股份權益。本公司與梁先生並無訂立任何服務合約。梁先生於二零零四年之酬金福利包括基本薪金、津貼及住宿費用約512,000港元以及與表現掛鈎之酌情花紅。梁先生擔任執行董事兼薪酬委員會成員，其酬金乃參照其職責、當時之行業市況及本公司之薪酬制度、經營業績與盈利能力後釐定。

羅蕃郁先生，49歲，於二零零零年五月獲委任為非執行董事，現為廣東控股董事及本公司同系附屬公司金威啤酒集團有限公司(「金威啤酒」)之非執行董事。彼曾擔任本公司同系附屬公司粵海制革有限公司(「粵海制革」)非執行董事。金威啤酒及粵海制革均為香港上市公司。除上文所披露者外，羅先生於過往三年並無出任其他上市公司之董事職務。羅先生於一九八七年加盟粵海企業(集團)有限公司(「粵海企業」)，負責法律事務。在加盟粵海企業之前，彼曾任廣東省高級人民法院經濟審判庭審判員及副庭長。羅先生畢業於中山大學經濟系。

於羅蕃郁先生在股東週年大會上重選後，彼將在董事會繼續留任為期約三年，直至根據公司組織章程須再次輪值退任為止。除上文所載之詳情外，羅先生與本公司任何董事、高層管理人員或主要股東概無關連。羅先生擁有相聯法團(定義見證券及期貨條例第XV部)粵海投資有限公司200,000股、相聯法團金威啤酒70,000股，以及相聯法團粵海制革70,000股之股份權益。除上述披露者外，羅先生並無擁有任何根據證券及期貨條例第XV部所界定之股份權益。本公司與羅先生並無訂立任何服務合約。在二零零四年羅先生並無收取本公司任何酬

6. 股東週年大會

召開股東週年大會之通告載於本文件第12至14頁。股東於股東大會上根據章程細則要求投票表決之程序載於本文件附錄三。

本文件隨附股東週年大會適用之代表委任表格。無論 閣下能否出席該大會，務請盡快將隨附的代表委任表格按其上印備的指示填妥及交回本公司註冊辦事處，惟無論如何須於股東週年大會或其續會(視乎情況而定)指定舉行時間48小時前交回。填妥及交回代表委任表格後， 閣下仍可親身出席大會，並於會上投票。

7. 推薦意見

董事會認為重選董事、授予一般授權及擴大授予董事會之股份發行授權，均符合本公司及股東之整體利益。因此，董事會建議股東投票贊成將於股東週年大會上提呈之各項普通決議案。

此致

列位股東 台照

承董事會命
主席
梁江

二零零五年四月二十九日

2. 重選董事

根據章程細則第101條之規定，梁江先生、羅蕃郁先生及譚惠珠小姐將於即將舉行之股東週年大會上輪席退任，惟符合資格並願意膺選連任。根據上市規則須予披露之上述董事詳情已載於本文件附錄一。

3. 建議發行股份之一般授權

本公司已在二零零四年六月十一日舉行之股東週年大會上，授予董事發行股份之一般授權。該一般授權將於在二零零五年六月十五日舉行之應屆股東週年大會結束時失效。為使董事在有需要發行股份時可靈活酌情行事，因此於股東週年大會上將提呈一項普通決議案，建議向董事授予一般及無條件的授權以行使本公司之一切權力，以配發、發行及處理本公司股份及其他證券，合共佔本公司於通過有關決議案授出該項授權當日已發行股本總面額最多20%。根據上市規則，本公司在聯交所或其他地方購回本身之證券後30日內，在未經聯交所批准下不得發行新股份或其他證券，或公佈建議發行新股份或其他證券(不包括於購回該等證券前因行使發行在外之認股權證、購股權或要求本公司發行股份之類似工具而發行股份)。董事擬表明，彼等現無意發行股份。

4. 建議購回股份之一般授權

本公司已在二零零四年六月十一日舉行之股東週年大會上，授予董事購回股份之一般授權。該一般授權將於在二零零五年六月十五日舉行之應屆股東週年大會結束時失效。於股東週年大會上亦將提呈一項普通決議案，建議向董事授予一般及無條件的授權以行使本公司之一切權力，以在聯交所或本公司證券可能上市之任何其他證券交易所購回股份，佔本公司於通過有關決議案授出購回授權當日已發行股本總面額最多10%。

一般授權將一直有效，直至本公司下屆股東週年大會結束時，或根據本公司章程細則或任何適用香港法例規定須舉行下屆股東週年大會之期限屆滿時，或該等授權經股東在股東大會以普通決議案撤銷或修訂時(以最早者為準)。

本文件附錄二載有上市規則規定須向股東寄發有關建議購回授權之說明文件。說明文件載有一切合理所需資料，以供股東就於股東週年大會上投票贊成或反對有關決議案作出知情的決定。

5. 責任聲明

本文件載有遵照上市規則的規定提供有關本公司的資料。董事共同及個別對本文件所載資料的準確性承擔全部責任，並於作出一切合理查詢後確認，據彼等所深知及確信，本文件並無遺漏任何其他事實，以致其所載的任何聲明有誤導成份。



GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

(於香港註冊成立的有限公司)

執行董事：
梁江(主席)
譚雲標
曾翰南

非執行董事：
趙雷力
羅蕃郁
梁劍琴

獨立非執行董事：
Gerard Joseph McMAHON
譚惠珠
李嘉強

註冊辦事處：
香港
干諾道西167號
天津大廈
15樓

敬啟者：

建議重選董事，
發行新股及購回股份之一般授權
及
股東週年大會通告

1. 緒言

本文件旨在向　閣下提供有關(i)建議重選董事；(ii)向董事會授出一般授權及擴大發行股份授權；以及(iii)向　閣下提供股東週年大會的通告及代表委任表格。

「證券及期貨條例」	指	香港法例第571章證券及期貨條例；
「發行股份授權」	指	建議授予董事之一般授權，以供配發及發行合共相等於在通過有關決議案授出該項授權當日本公司的已發行股本總面額的最高20%之股份；
「股份」	指	本公司每股面值0.1港元的股份(或本公司股本不時進行的股份拆細、合併、重新分類或重組而導致的其他面值)；
「股東」	指	股份之登記持有人；
「聯交所」	指	香港聯合交易所有限公司；
「附屬公司」	指	公司條例所定義本公司當時之附屬公司，其眾數形式具有相同涵義；
「主要股東」	指	上市規則所定義者；及
「收購守則」	指	香港公司收購及合併守則。

於本文件內，除文義另有所指外，下列詞語具有以下涵義：

「股東週年大會」	指	本公司將於二零零五年六月十五日(星期三)上午十時正假座香港灣仔駱克道57－73號香港華美粵海酒店地庫低層會議廳舉行之股東週年大會；
「章程細則」	指	本公司之章程細則；
「聯繫人士」	指	上市規則所定義者；
「董事會」	指	不時組成之董事會；
「辦公日」	指	聯交所公開買賣證券之日；
「本公司」	指	Guangnan (Holdings) Limited(廣南(集團)有限公司)，一間於香港註冊成立的有限公司，其股份於聯交所上市；
「公司條例」	指	香港法例第32章公司條例，包括其修訂、綜合或重新頒佈之條文；
「關連人士」	指	上市規則所定義者；
「董事」	指	本公司董事(包括獨立非執行董事)；
「説明文件」	指	本文件附錄II載有上市規則規定須提供有關購回授權所需資料之「説明文件」；
「一般授權」	指	購回授權及股份發行授權；
「本集團」	指	本公司及其附屬公司；
「港元」	指	港幣，香港之法定貨幣；
「香港」	指	中華人民共和國香港特別行政區；
「最後可行日期」	指	二零零五年四月二十二日，即本文件付印前確定所載若干資料之最後可行日期；
「上市規則」	指	聯交所證券上市規則；
「購回授權」	指	建議授予董事之一般授權，以供購回相等於在通過有關決議案授出該項授權當日本公司的已發行及繳足股本總面額的最高10%之股份；

目　錄

此乃要件　請即處理

閣下對本文件任何內容或應採取之行動如有任何疑問，應諮詢　閣下之股票經紀、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下全部廣南(集團)有限公司的股份，應立即將本文件連同隨附的代表委任表格送交買主或承讓人，或經手買賣或轉讓的銀行、股票經紀或其他代理商，以便轉交買主或承讓人。



GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

(於香港註冊成立的有限公司)

(股份代號：1203)

建議重選董事，
發行新股及購回股份之一般授權
及
股東週年大會通告

本公司將於二零零五年六月十五日(星期三)上午十時正假座香港灣仔駱克道57－73號香港華美粵海酒店地庫低層會議廳舉行股東週年大會，大會通告載於本文件第12至第14頁。無論　閣下能否出席該大會，務請盡快將隨附的代表委任表格按其上印備的指示填妥及交回本公司註冊辦事處，惟無論如何須於股東週年大會或其續會(視乎情況而定)指定舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下仍可親身出席大會，並於會上投票。

二零零五年四月二十九日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Guangnan (Holdings) Limited, you should at once hand this circular with the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

MAJOR TRANSACTION

INCREASE IN TOTAL INVESTMENT AND REGISTERED CAPITAL OF ZHONGSHAN ZHONGYUE TINPLATE INDUSTRIAL CO. LTD.

23rd February, 2005

CONTENTS

Page

In this circular, the following expressions have the meanings correspondingly ascribed below, unless the context otherwise requires:

"Board"	the board of Directors
"Capital Increase"	the increase in the registered capital of Zhongyue Tinplate contributed in the amount of US$20,710,000 (equivalent to approximately HK$161,538,000) by Zhongyue Industry Material and US$1,090,000 (equivalent to approximately HK$8,502,000) by Zhongshan Torch pursuant to the Supplement Contract
"Company"	Guangnan (Holdings) Limited, the shares of which are listed on the Stock Exchange
"Directors"	the directors of the Company
"GDH"	GDH Limited, a company incorporated in Hong Kong with limited liability and is the controlling shareholder of the Company holding 5,363,808,680 Shares (representing approximately 59.49% of the issued share capital of the Company) as at the Latest Practicable Date
"GDH Group"	GDH and its subsidiaries
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Latest Practicable Date"	16th February, 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information for inclusion in this circular
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China which, for the purposes of this circular, excludes Hong Kong, Macau and Taiwan
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

"Shares"	shares of HK$0.10 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supplement Contract"	the supplement contract dated 31st January, 2005 entered into between Zhongyue Industry Material and Zhongshan Torch for the purpose of, inter alia, increasing the total investment and registered capital of Zhongyue Tinplate
"Yue Gang"	廣東粵港投資控股有限公司 (Guangdong Yue Gang Investment Holdings Company Limited), a company incorporated in the PRC with limited liability which has 100 per cent direct interest in GDH
"Yue Gang Group"	Yue Gang and its subsidiaries
"Zhongshan Torch"	中山火炬高技術產業開發區工業開發總公司 (Zhongshan Torch Hi-Tech Development Zone Industrial Development General Company), a state-owned enterprise established in the PRC
"Zhongyue Industry Material"	Zhongyue Industry Material Limited, a company incorporated in Hong Kong on 26th September, 1996 and is a wholly-owned subsidiary of the Company
"Zhongyue Tinplate"	中山中粵馬口鐵工業有限公司 (Zhongshan Zhongyue Tinplate Industrial Co. Ltd.), a sino-foreign equity joint venture company established on 22nd June, 1989 in the PRC and held as to 95% by Zhongyue Industry Material and as to 5% by Zhongshan Torch

Conversion of Hong Kong dollars into United States dollars is based on the exchange rate of US$1.00 = HK$7.80.

Conversion of Renminbi into United States dollars is based on the exchange rate of US$1.00 = RMB8.30.

Unless otherwise specified in this circular, conversion of Renminbi into Hong Kong dollars is based on the following exchange rates:

RMB1.00 = HK$0.9423 (for the year 2002)
RMB1.00 = HK$0.9406 (for the year 2003)



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

Executive Directors:
LIANG Jiang *(Chairman)*
TAN Yunbiao
TSANG Hon Nam

Non-Executive Directors:
ZHAO Leili
LUO Fanyu
LIANG Jianqin

Independent Non-Executive Directors:
Gerard Joseph McMAHON
TAM Wai Chu, Maria
LI Kar Keung, Caspar

Registered Office:
15th Floor
Tianjin Building
167 Connaught Road West
Hong Kong

23rd February, 2005

To the Shareholders

Dear Sir or Madam,

MAJOR TRANSACTION INCREASE IN TOTAL INVESTMENT AND REGISTERED CAPITAL OF ZHONGSHAN ZHONGYUE TINPLATE INDUSTRIAL CO. LTD.

INTRODUCTION

On 1st February, 2005, the Board announced that Zhongyue Industry Material, a subsidiary of the Company, had entered into the Supplement Contract with Zhongshan Torch (a state-owned enterprise established in the PRC), pursuant to which the total investment of Zhongyue Tinplate will increase from US$73,064,200 to US$113,064,200 (equivalent to approximately HK$881,900,760) and the registered capital (being part of the total investment) of Zhongyue Tinplate will increase from US$41,906,200 to US$63,706,200 (equivalent to approximately HK$496,908,360).

The entering into the Supplement Contract by Zhongyue Industry Material constitutes a major transaction of the Company under Rule 14.06(3) of the Listing Rules. The purpose of this circular is to provide you with further information in relation to the Capital Increase.

PRINCIPAL TERMS OF THE SUPPLEMENT CONTRACT

Pursuant to the Supplement Contract, Zhongyue Industry Material and Zhongshan Torch have conditionally agreed, inter alia, that the total investment of Zhongyue Tinplate will increase from US$73,064,200 to US$113,064,200 (equivalent to approximately HK$881,900,760) and the registered capital (being part of the total investment) of Zhongyue Tinplate will increase from US$41,906,200 to US$63,706,200 (equivalent to approximately HK$496,908,360). The increase of US$21,800,000 (equivalent to approximately HK$170,040,000) in the registered capital of Zhongyue Tinplate will be contributed as to US$20,710,000 (equivalent to approximately HK$161,538,000) by Zhongyue Industry Material and as to US$1,090,000 (equivalent to approximately HK$8,502,000) by Zhongshan Torch and is in proportion to the existing percentage of shareholding in Zhongyue Tinplate held by Zhongyue Industry Material and Zhongshan Torch. The remaining portion of the increase in the total investment of Zhongyue Tinplate in the amount of US$18,200,000 (equivalent to approximately HK$141,960,000) will be financed by Zhongyue Tinplate. Except as disclosed in this circular, neither the Company nor Zhongyue Industry Material has any further capital commitment in respect of the total investment and the registered capital of Zhongyue Tinplate.

Zhongyue Industry Material and Zhongshan Torch are currently interested in 95% and 5% of the entire registered capital of Zhongyue Tinplate respectively.

CONDITION

The Supplement Contract is conditional upon the obtaining of the relevant approvals from the government authorities of the PRC. Zhongyue Tinplate anticipates that approvals will need to be obtained from 中山市對外貿易經濟合作局 (Zhong Shan Bureau of Foreign Trade and Economic Cooperation) and 廣東省對外貿易經濟合作廳 (Department of Foreign Trade and Economic Cooperation of Guangdong Province).

CAPITAL INCREASE

Upon fulfillment of the conditions in the Supplement Contract, the interest of Zhongyue Industry Material and Zhongshan Torch in the registered capital of Zhongyue Tinplate will remain unchanged. The sum of US$20,710,000 (equivalent to approximately HK$161,538,000) to be contributed by Zhongyue Industry Material for the Capital Increase will be financed by internal resources of the Group in following three stages:

(i) not less than US$4,750,000 (equivalent to approximately HK$37,050,000) to be injected within 3 months upon fulfillment of the conditions in the Supplement Contract;

(ii) not less than US$4,750,000 (equivalent to approximately HK$37,050,000) to be injected by the end of year 2006; and

(iii) the remainder to be injected by the end of year 2007.

The amount of Capital Increase was arrived at after an arm's length negotiation between Zhongyue Industry Material and Zhongshan Torch and having taken into consideration the scale of the new factory to be built for production of black-plates. The Directors believe that the terms of the Supplement Contract are fair and reasonable and in the interests of the Shareholders as a whole.

REASON FOR ENTERING INTO THE SUPPLEMENT CONTRACT

The proposed increase in total investment and registered capital of Zhongyue Tinplate is to finance its construction of a new factory for production of black-plates and as its working capital. The black-plates will be used as raw material by Zhongyue Tinplate for its production of tinplate and related products. The Directors believe that the black-plate factory will provide a stable supply of raw material to Zhongyue Tinplate, which is continuously expanding its production capacity, and will enhance its product mix. All these are beneficial to Zhongyue Tinplate's future steady business growth.

The Directors anticipate that the black-plate factory will commence production by the end of year 2006.

FINANCIAL EFFECTS OF THE CAPITAL INCREASE

The Capital Increase is not expected to have any material impact on the net tangible assets per Share of the Company or its earnings per Share for the financial year ending 31st December, 2004. Except for the increase in the investment in Zhongyue Tinplate held by the Company's subsidiary Zhongyue Industry Material and the decrease in cash held by Zhongyue Industry Material, the Directors do not expect the Capital Increase will have any material impact on the earnings and/or the assets and liabilities of the Company.

INFORMATION ON THE COMPANY, ZHONGYUE TINPLATE, ZHONGYUE INDUSTRY MATERIAL AND ZHONGSHAN TORCH

Zhongyue Tinplate is a sino-foreign equity joint venture company established on 22nd June, 1989 in Zhongshan, the PRC and it became a subsidiary of the Company when Zhongyue Industry Material was acquired by the Company. Details of such acquisition are contained in the circular issued by the Company on 5th November, 2001. Zhongyue Tinplate is principally engaged in the production and sales of tinplate and related products that are used as packaging materials for the food processing and related metallic packaging products manufacturers in the PRC and the provision of electricity and water to various industrial customers.

The net profit before and after taxation and extraordinary items of Zhongyue Tinplate for the year ended 31st December 2002 (which were arrived at in accordance with generally accepted accounting principles in Hong Kong and were included in audited consolidated profit and loss account of the Group) were approximately RMB93,204,000 (equivalent to approximately HK$87,826,000) and RMB85,409,000 (equivalent to approximately HK$80,481,000) respectively. The net profit before and after taxation and extraordinary items of Zhongyue Tinplate for the year ended 31st December 2003 (which were arrived at

in accordance with generally accepted accounting principles in Hong Kong and were included in audited consolidated profit and loss account of the Group) were approximately RMB101,575,000 (equivalent to approximately HK$95,541,000) and RMB91,166,000 (equivalent to approximately HK$85,751,000) respectively.

The net asset value of Zhongyue Tinplate as at 31st December, 2003 was approximately HK$220,693,000 (which was arrived at in accordance with generally accepted accounting principles in Hong Kong and was included in audited consolidated balance sheet of the Group).

Zhongyue Industry Material is a wholly-owned subsidiary of the Company. The principal activities of Zhongyue Industry Material are investment holding and trading of raw materials used to produce tinplate. The Company and its subsidiaries are principally engaged in manufacturing and sales of tinplates and related products, property leasing and distribution of live and fresh foodstuffs. Zhongshan Torch is principally engaged in property development and leasing business.

Except that Zhongshan Torch has a 5% shareholding in 中山市山海實業有限公司 (Zhongshan Shan Hai Industrial Co. Ltd.), an indirect 95% owned subsidiary of the Company, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, Zhongshan Torch is an independent third party not connected with any of the directors, chief executive and substantial shareholders of the Company and its subsidiaries or any of their respective associates (as defined in the Listing Rules).

MAJOR TRANSACTION

The entering into the Supplement Contract by Zhongyue Industry Material constitutes a major transaction of the Company under Rule 14.06(3) of the Listing Rules and is therefore subject to compliance with the relevant requirements of the Listing Rules, including the approval by the Shareholders as required under Rule 14.40 of the Listing Rules.

As no Shareholder will be required to abstain from voting if the Company were to convene a general meeting for approving the Supplement Contract and the Capital Increase under Rule 14.44(1) of the Listing Rules and that a written approval of the Supplement Contract and the Capital Increase for the purpose of Rule 14.44(2) of the Listing Rules has been obtained from GDH, the controlling shareholder of the Company holding 5,363,808,680 Shares (representing approximately 59.49% of the issued share capital of the Company), the approval requirement under Rule 14.40 of the Listing Rules has already been fulfilled.

PREVIOUS INCREASE IN THE TOTAL INVESTMENT AND REGISTERED CAPITAL OF ZHONGYUE TINPLATE

There was also an increase in the total investment and the registered capital of Zhongyue Tinplate from US$58,064,200 and US$26,906,200 to US$73,064,200 (equivalent to approximately HK$569,900,760) and US$41,906,200 (equivalent to approximately HK$326,868,360) respectively and such increase of US$15,000,000 (equivalent to approximately HK$117,000,000) in the registered capital of Zhongyue Tinplate was

contributed as to US$14,250,000 (equivalent to approximately HK$111,150,000) by Zhongyue Industry Material and US$750,000 (equivalent to approximately HK$5,850,000) by Zhongshan Torch pursuant to a supplemental agreement dated 8th June, 2004. The transaction was announced by the Company on 11th June, 2004 and a circular was issued to the Shareholders on 2nd July, 2004. Thus the total investment and the registered capital of Zhongyue Tinplate have been increased twice during the past 12 months.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendices to this circular.

On behalf of the Board
Liang Jiang
Chairman

(Expressed in Hong Kong dollars)

1. SUMMARY OF AUDITED FINANCIAL INFORMATION

Summary of the audited consolidated results and of the assets and liabilities of the Group for each of the three years ended 31st December 2003 (based on the 2002 and 2003 annual reports of the Company) is set out below:

(a) Results

	For the year ended 31 December		
	2003	**2002**	**2001**
	$'000	*$'000*	*$'000*
Turnover	1,525,807	1,783,020	1,819,350
Cost of sales	(1,373,795)	(1,571,001)	(1,664,060)
Gross profit	152,012	212,019	155,290
Other revenue	11,702	22,073	34,367
Other net expenses	(214)	(602)	1,840
Distribution costs	(32,819)	(54,486)	(114,537)
Administrative expenses	(51,856)	(62,733)	(73,689)
Other operating expenses	(5,876)	(5,040)	(9,334)
Profit/(loss) from operations	72,949	111,231	(6,063)
Non-operating income	66,521	35,989	106,568
Non-operating expenses	(30,862)	(18,812)	(74,577)
Finance costs	(7,664)	(12,045)	(1,273)
Share of profits less losses of associates	19,376	10,576	(12,220)
Profit from ordinary activities before taxation	120,320	126,939	12,435
Income tax	(12,933)	(9,747)	(2,819)
Profit from ordinary activities after taxation	107,387	117,192	9,616
Minority interests	(4,625)	(1,683)	41,902
Profit attributable to shareholders	102,762	115,509	51,518
Earnings per share			
Basic	1.14 cents	1.28 cents	0.61 cents
Diluted	1.12 cents	1.23 cents	N/A

(Expressed in Hong Kong dollars)

(b) Assets and liabilities

	As at 31 December		
	2003	**2002**	**2001**
	$'000	*$'000*	*$'000*
Fixed assets	363,411	394,710	397,846
Interest in associates	154,978	151,264	152,238
Negative goodwill	(17,246)	(18,693)	(20,250)
Other non-current assets	4,318	6,843	6,036
Net current assets	126,507	73,049	33,848
Total assets less current liabilities	631,968	607,173	569,718
Non-current liabilities	(9,335)	(92,186)	(196,349)
Minority interests	(20,384)	(20,123)	(18,395)
	602,249	494,864	354,974
Share capital	901,583	899,833	894,333
Reserves	(299,334)	(404,969)	(539,359)
	602,249	494,864	354,974

The financial information set out below is copied from pages 25 to 85 of the annual report of the Company for the financial year ended 31st December, 2003. All information in Part 1 of this Appendix I should be read in conjunction with the audited accounts which are included in the annual reports of the Company for the financial years ended 31st December, 2002 and 31st December, 2003 respectively.

(Expressed in Hong Kong dollars)

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Note	2003 $'000	2002 $'000
Turnover	2	1,525,807	1,783,020
Cost of sales		(1,373,795)	(1,571,001)
Gross profit		152,012	212,019
Other revenue	3	11,702	22,073
Other net expenses	4	(214)	(602)
Distribution costs		(32,819)	(54,486)
Administrative expenses		(51,856)	(62,733)
Other operating expenses		(5,876)	(5,040)
Profit from operations		72,949	111,231
Non-operating income	5	66,521	35,989
Non-operating expenses	6	(30,862)	(18,812)
Finance costs	7(a)	(7,664)	(12,045)
Share of profits less losses of associates		19,376	10,576
Profit from ordinary activities before taxation	7	120,320	126,939
Income tax	8	(12,933)	(9,747)
Profit from ordinary activities after taxation		107,387	117,192
Minority interests		(4,625)	(1,683)
Profit attributable to shareholders	11	102,762	115,509
Earnings per share	12		
Basic		1.14 cents	1.28 cents
Diluted		1.12 cents	1.23 cents

(Expressed in Hong Kong dollars)

CONSOLIDATED BALANCE SHEET

	Note	2003 $'000	2002 $'000
Non-current assets			
Fixed assets			
– Investment properties		185,988	178,048
– Other property, plant and equipment		177,423	216,662
	15(a)	363,411	394,710
Interest in associates	17	154,978	151,264
Investment securities	18(a)	540	1,079
Deferred tax assets	19(b)	3,778	5,764
Negative goodwill	20	(17,246)	(18,693)
		505,461	534,124
Current assets			
Other securities	18(b)	3,247	2,813
Inventories	21	44,228	66,683
Trade and other receivables	22	148,582	116,423
Cash and cash equivalents	23	254,457	243,010
		450,514	428,929
Current liabilities			
Interest-bearing borrowings	24	57,700	59,012
Trade and other payables	25	262,436	288,724
Current taxation	19(a)	3,871	8,144
		324,007	355,880
Net current assets		126,507	73,049
Total assets less current liabilities		631,968	607,173
Non-current liabilities			
Deferred tax liabilities	19(b)	9,335	–
Convertible notes	26	–	80,000
Shareholders' loans to subsidiaries contributed by minority shareholders		–	12,186
		9,335	92,186
Minority interests		20,384	20,123
Net assets		602,249	494,864
Capital and reserves			
Share capital	28	901,583	899,833
Reserves	29(a)	(299,334)	(404,969)
		602,249	494,864

Approved and authorised for issue by the board of directors on 8 April 2004.

(Expressed in Hong Kong dollars)

BALANCE SHEET

	Note	2003 $'000	2002 $'000
Non-current assets			
Fixed assets			
– Investment properties		62,000	49,900
– Other property, plant and equipment		1,318	1,634
	15(b)	63,318	51,534
Interest in subsidiaries	16	313,520	314,104
Interest in associates	17	132,744	149,381
Investment securities	18(a)	540	1,000
		510,122	516,019
Current assets			
Other securities	18(b)	3,247	2,813
Trade and other receivables	22	6,529	2,798
Cash and cash equivalents	23	19,593	23,824
		29,369	29,435
Current liabilities			
Trade and other payables	25	21,668	38,722
Amounts due to subsidiaries		5,557	2,587
		27,225	41,309
Net current assets/(liabilities)		2,144	(11,874)
Total assets less current liabilities		512,266	504,145
Non-current liabilities			
Convertible notes	26	–	80,000
Net assets		512,266	424,145
Capital and reserves			
Share capital	28	901,583	899,833
Reserves	29(b)	(389,317)	(475,688)
		512,266	424,145

Approved and authorised for issue by the board of directors on 8 April 2004.

(Expressed in Hong Kong dollars)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	2003	2002
	$'000	*$'000*
Shareholders' equity at 1 January	494,864	354,974
Surplus on revaluation of investment properties, net of minority interests and deferred tax	3,998	16,339
Exchange differences arising on translation of the PRC subsidiaries and associates	(1,807)	(181)
Net gains not recognised in the profit and loss account	2,191	16,158
Profit attributable to shareholders	102,762	115,509
Reserve realised upon disposal of a subsidiary	(184)	–
Movements in share capital		
– Shares issued under share option scheme	1,750	5,500
– Net share premium received	866	2,723
Net increase in shareholders' equity arising from capital transactions with shareholders	2,616	8,223
Shareholders' equity at 31 December	602,249	494,864

(Expressed in Hong Kong dollars)

CONSOLIDATED CASH FLOW STATEMENT

		2003		2002	
	Note	*$'000*	*$'000*	*$'000*	*$'000*
Operating activities					
Profit from ordinary activities before taxation		120,320		126,939	
Adjustments for:					
– Finance costs		7,664		12,045	
– Interest income		(4,526)		(4,785)	
– Dividend from listed securities		(260)		(659)	
– Dividend from unlisted securities		–		(124)	
– Net realised and unrealised gains on other securities carried at fair value		(562)		(150)	
– Net loss on disposal of investment securities		236		–	
– Net gain on disposal of associates		–		(427)	
– Net loss on disposal of fixed assets		1,069		1,378	
– Write-back of long outstanding payables		(33,185)		(9,891)	
– Net gain on disposal of a subsidiary		(9,097)		–	
– Write-back of provision for bad debts		(7,329)		(16,143)	
– Provision for impairment losses on fixed assets		30,862		18,812	
– Provision for inventories		282		6,920	
– Amortisation of negative goodwill		(1,447)		(1,557)	
– Depreciation		9,050		12,362	
– Share of profits less losses of associates		(19,376)		(10,576)	
Operating profit before changes in working capital carried forward		93,701		134,144	

(Expressed in Hong Kong dollars)

	Note	2003		2002	
		$'000	*$'000*	*$'000*	*$'000*
Operating profit before changes in working capital brought forward		93,701		134,144	
Decrease in inventories		3,507		3,734	
(Increase)/decrease in trade debtors, bills and other receivables, deposits and prepayments		(25,620)		1,022	
Increase in amounts due from fellow subsidiaries		(4,986)		(207)	
Decrease in amounts due from minority shareholders		250		789	
(Increase)/decrease in amounts due from related companies		(10)		909	
Decrease in amounts due from associates		15,725		11,895	
Increase/(decrease) in trade creditors, other payables and accrued charges		14,920		(7,465)	
Increase in amounts due to related companies		1,523		127	
Decrease in amounts due to holding company and fellow subsidiaries		(68)		(18,080)	
Increase/(decrease) in amounts due to associates		703		(2,347)	
(Decrease)/increase in amounts due to minority shareholders		(663)		519	
Cash generated from operations		98,982		125,040	
Interest received		5,446		3,531	
Interest paid		(7,664)		(6,684)	
PRC income tax paid		(13,468)		(10,880)	
Net cash from operating activities			83,296		111,007

(Expressed in Hong Kong dollars)

	Note	2003 $'000	2003 $'000	2002 $'000	2002 $'000
Investing activities					
Payment for purchase of fixed assets		(3,700)		(12,309)	
Proceeds on sales of investment securities		303		–	
Proceeds on sales of other securities		128		11,939	
Proceeds on sales of associates		–		541	
Dividends received from listed securities		260		659	
Dividends received from unlisted securities		–		178	
Dividends received from associates		1,340		100	
Proceeds on disposal of fixed assets		125		11	
Net cash inflow from disposal of a subsidiary	30(b)	4,387		–	
Net cash from investing activities			2,843		1,119
Financing activities					
Repayment of convertible notes		(80,000)		(105,000)	
Issue of new shares		2,616		8,223	
Repayment of bank borrowings		(4,812)		(340)	
Proceeds from new bank loans		7,504		–	
Net cash used in financing activities			(74,692)		(97,117)
Increase in cash and cash equivalents			11,447		15,009
Cash and cash equivalents at 1 January			243,010		228,001
Cash and cash equivalents at 31 December	23		254,457		243,010

(Expressed in Hong Kong dollars)

NOTES ON THE FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (which includes all applicable Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Society of Accountants ("HKSA"), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

(b) Basis of preparation of the financial statements

The measurement basis used in the preparation of the financial statements is historical cost modified by revaluation of investment properties and the marking to market of certain investments in securities as explained in the accounting policies set out below.

(c) Subsidiaries and controlled enterprises

A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half the voting power, or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the Company has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

An investment in a controlled subsidiary is consolidated into the consolidated financial statements, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Group, in which case, it is stated in the consolidated balance sheet at fair value with changes in fair value recognised in the consolidated profit and loss account as they arise.

Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet separately from liabilities and the shareholders' equity. Minority interests in the results of the Group for the year are also separately presented in the profit and loss account.

Where losses attributable to the minority exceed the minority interest in the net assets of a subsidiary, the excess, and any further losses attributable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make good the losses. All subsequent profits of the subsidiary are allocated to the Group until the minority's share of losses previously absorbed by the Group has been recovered.

(Expressed in Hong Kong dollars)

1. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(c) Subsidiaries and controlled enterprises *(Continued)*

In the Company's balance sheet, an investment in a subsidiary is stated at cost less any impairment losses (see note 1(j)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Company, in which case, it is stated at fair value with changes in fair value recognised in the profit and loss account as they arise.

(d) Associates

An associate is a company in which the Group or the Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associate's net assets, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the investor, in which case it is stated at fair value with changes in fair value recognised in the consolidated profit and loss account as they arise. The consolidated profit and loss account reflects the Group's share of the post acquisition results of the associates for the year, including any amortisation of positive or negative goodwill charged or credited during the year in accordance with note 1(e).

Unrealised profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associate, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the profit and loss account.

In the Company's balance sheet, its investments in associates are stated at cost less impairment losses (see note 1(j)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the investor, in which case, it is stated at fair value with changes in fair value recognised in the profit and loss account as they arise.

(e) Negative goodwill

Negative goodwill arising on acquisitions of controlled subsidiaries and associates represents the excess of the Group's share of the fair value of the identifiable assets and liabilities acquired over the cost of the acquisition. Negative goodwill is accounted for as follows:

- for acquisitions before 1 January 2001, negative goodwill is credited to a capital reserve; and

- for acquisitions on or after 1 January 2001, to the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognised, it is recognised in the consolidated profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognised in the consolidated profit and loss account over the remaining weighted average useful life of those non-monetary assets that are depreciable/amortisable. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the consolidated profit and loss account.

In respect of any negative goodwill arising on or after 1 January 2001 and not yet recognised in the consolidated profit and loss account:

- for controlled subsidiaries, such negative goodwill is shown in the consolidated balance sheet as a deduction from assets in the same balance sheet classification as positive goodwill; and

(Expressed in Hong Kong dollars)

1. **SIGNIFICANT ACCOUNTING POLICIES** *(Continued)*

(e) **Negative goodwill** *(Continued)*

- for associates, such negative goodwill is included in the carrying amount of the interest in associates.

On disposal of a controlled subsidiary or an associate during the year, any attributable amount of purchased goodwill not previously amortised through the consolidated profit and loss account or which has previously been dealt with as a movement on group reserves is included in the calculation of the profit or loss on disposal.

(f) **Investments in securities**

The Group's and the Company's policies for investments in securities other than investments in subsidiaries and associates are as follows:

(i) Investments held on a continuing basis for an identified long-term purpose are classified as investment securities. Investment securities are stated in the balance sheet at cost less any provisions for diminution in value. Provisions are made when the fair values have declined below the carrying amounts, unless there is evidence that the decline is temporary, and are recognised as an expense in the profit and loss account, such provisions being determined for each investment individually.

(ii) Provisions against the carrying value of investment securities are written back when the circumstances and events that led to the write-down or write-off cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(iii) All other securities (whether held for trading or otherwise) are stated in the balance sheet at fair value. Changes in fair value are recognised in the profit and loss account as they arise.

(iv) Profits or losses on disposal of investments in securities are determined as the difference between the estimated net disposal proceeds and the carrying amount of the investments and are accounted for in the profit and loss account as they arise.

(g) **Fixed assets**

(i) Investment properties with an unexpired lease term of more than 20 years are stated in the balance sheets at their open market value which is either assessed annually by external qualified valuers, or assessed by Directors taking into consideration of professional valuation.

(ii) Changes arising on the revaluation of investment properties are generally dealt with in reserves. The only exceptions are as follows:

- when a deficit arises on revaluation, it will be charged to the profit and loss account, if and to the extent that it exceeds the amount held in the reserve in respect of the portfolio of investment properties immediately prior to the revaluation; and

- when a surplus arises on revaluation, it will be credited to the profit and loss account, if and to the extent that a deficit on revaluation in respect of the portfolio of investment properties had previously been charged to the profit and loss account.

(iii) Land and buildings held for own use are carried in the balance sheets at cost less accumulated depreciation and impairment losses (see note 1(j)).

(iv) Other fixed assets are carried in the balance sheets at cost less accumulated depreciation and impairment losses (see note 1(j)).

(Expressed in Hong Kong dollars)

1. **SIGNIFICANT ACCOUNTING POLICIES** *(Continued)*

(g) Fixed assets *(Continued)*

(v) Subsequent expenditure relating to a fixed asset that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the Group. All other subsequent expenditure is recognised as an expense in the period in which it is incurred.

(vi) Gains or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the profit and loss account on the date of retirement or disposal. On disposal of an investment property, the related portion of surpluses or deficits previously taken to the investment properties revaluation reserve is also transferred to the profit and loss account for the year. For all other fixed assets, any related revaluation surplus is transferred from the revaluation reserve to retained profits.

(h) Leased assets

Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

(i) Assets held for use in operating leases

Where the Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group's depreciation policies, as set out in note 1(i). Impairment losses are accounted for in accordance with the accounting policy as set out in note 1(j). Revenue arising from operating leases is recognised in accordance with the Group's revenue recognition policies, as set out in note 1(p).

(ii) Operating lease charges

Where the Group has the use of assets under operating leases, payments made under the leases are charged to the profit and loss account in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in the profit and loss account as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the profit and loss account in the accounting period in which they are incurred.

(i) Depreciation

(i) No depreciation is provided on investment properties with an unexpired lease term of over 20 years or on freehold land.

(ii) Depreciation is calculated to write off the cost of fixed assets over their estimated useful lives from the date on which they are put into use and after taking into account their estimated residual value, using the straight-line method, as follows:

Leasehold land	Over the unexpired term of the lease
Buildings	Over the shorter of the unexpired term of the lease and 20 to 50 years
Leasehold improvements	20% to 50% per annum
Plant and machinery, furniture, fixtures and equipment	10% to 20% per annum
Motor vehicles	20% per annum

1. **SIGNIFICANT ACCOUNTING POLICIES** *(Continued)*

(j) Impairment of assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognised no longer exists or may have decreased:

- property, plant and equipment (other than properties carried at revalued amounts); and

- investments in subsidiaries and associates (except for those accounted for at fair value under notes 1(c) and (d)).

If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount.

(i) Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

(ii) Reversals of impairment losses

An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the profit and loss account in the year in which the reversals are recognised.

(k) Inventories

Inventories are carried at the lower of cost and net realisable value. Cost is calculated using the weighted average cost formula and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

(l) Cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the cash flow statement.

(Expressed in Hong Kong dollars)

1. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(m) Employee benefits

(i) Salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii) Contributions to Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognised as an expense in the profit and loss account as incurred, except to the extent that they are included in the cost of inventories not yet recognised as an expense.

(iii) When the Group grants employees options to acquire shares of the Company at nominal consideration, no employee benefit cost or obligation is recognised at the date of grant. When the options are exercised, equity is increased by the amount of the proceeds received.

(iv) Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(n) Income tax

(i) Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in the profit and loss account except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

(ii) Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(iii) Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, negative goodwill treated as deferred income, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not

(Expressed in Hong Kong dollars)

1. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(n) Income tax *(Continued)*

part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Additional income taxes that arise from the distribution of dividends are recognised when the liability to pay the related dividends is recognised.

(iv) Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, and only if, the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

  - the same taxable entity; or

  - different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(o) Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

1. **SIGNIFICANT ACCOUNTING POLICIES** *(Continued)*

(p) Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the profit and loss account as follows:

(i) Sale of goods

Revenue is recognised when the customer has accepted the goods and the related risks and rewards of ownership. Revenue excludes value added tax or other sales taxes and is after deduction of any trade discounts.

(ii) Dividends

- Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.
- Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established.

(iii) Interest income

Interest income from bank deposits and advances to associates is accrued on a time-apportioned basis on the principal outstanding and at the rate applicable.

(iv) Rental income from operating leases

Rental income receivable under operating leases is recognised in the profit and loss account in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives granted are recognised in the profit and loss account as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognised as income in the accounting period in which they are earned.

(q) Translation of foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Exchange gains and losses are dealt with in the profit and loss account.

The results of subsidiaries and associates outside Hong Kong are translated into Hong Kong dollars at the average exchange rates for the year; balance sheet items are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. The resulting exchange differences are dealt with as a movement in reserves.

On disposal of a subsidiary or an associate outside Hong Kong, the cumulative amount of the exchange differences which relate to that subsidiary or associate is included in the calculation of the profit or loss on disposal.

(r) Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(Expressed in Hong Kong dollars)

1. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(s) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting system, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these financial statements.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets, and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group enterprises within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, taxation, corporate and financing expenses and minority interests.

2. TURNOVER

The principal activities of the Group are distribution of live and fresh foodstuffs, feed production and livestock farming, foodstuffs trading, manufacturing and trading of tinplate and property leasing.

Turnover represents the sales value of goods and rental income from investment properties received under operating leases, after eliminating intra-group transactions. The amount of each significant category of revenue recognised in turnover during the year is as follows:

	2003	**2002**
	$'000	*$'000*
Sales of goods		
– Tinplating	538,765	565,906
– Live and fresh foodstuffs distribution	751,901	977,642
– Feed production and livestock farming	145,892	141,474
– Foodstuffs trading	52,190	69,626
	1,488,748	1,754,648
Property leasing	37,059	28,372
	1,525,807	1,783,020

(Expressed in Hong Kong dollars)

3. OTHER REVENUE

	2003	2002
	$'000	*$'000*
Interest income	4,526	4,785
Write-back of provision for bad debts	577	2,467
Management income	437	1,630
Dividends from listed securities	260	659
Rental income	225	521
Subsidy received	–	5,712
Dividends from unlisted securities	–	124
Others	5,677	6,175
	11,702	22,073

4. OTHER NET EXPENSES

	2003	2002
	$'000	*$'000*
Net loss on disposal of fixed assets	(1,069)	(1,378)
Net loss on disposal of investment securities	(236)	–
Net realised and unrealised gains on other securities carried at fair value	562	150
Net exchange gain	269	199
Others	260	427
	(214)	(602)

5. NON-OPERATING INCOME

	Note	2003	2002
		$'000	*$'000*
Write-back of long outstanding payables	*(i)*	33,185	9,891
Recovery of bad debts	*(ii)*	24,239	26,098
Net gain on disposal of a subsidiary		9,097	–
		66,521	35,989

Notes:

(i) The amounts mainly represent the write-back of long outstanding payables. The Directors are of the opinion that it is not likely that the creditors will lodge claims against the Group.

(ii) The amounts mainly represent the recovery of bad debts previously provided for or written off to the profit and loss account as the recoverability was in doubt. During the year, certain bad debts were recovered and the related provisions were written back to the profit and loss account accordingly.

(Expressed in Hong Kong dollars)

6. NON-OPERATING EXPENSES

	2003 *$'000*	2002 *$'000*
Provision for impairment losses on fixed assets	30,862	18,812

In view of the poor trading conditions experienced by certain subsidiaries, the Directors have reviewed the carrying value of the relevant subsidiaries' fixed assets and concluded that it is appropriate to recognise impairment losses of $30,862,000 (2002: $18,812,000) against certain fixed assets as at 31 December 2003.

7. PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

Profit from ordinary activities before taxation is arrived at after charging/(crediting):

	2003 *$'000*	2002 *$'000*
(a) Finance costs:		
Interest on bank advances and other borrowings repayable within 5 years	4,221	4,200
Interest on convertible notes	3,443	6,345
Interest incurred in settling a claim	–	1,500
	7,664	12,045
(b) Staff costs:		
Net contributions paid to defined contribution plans	574	533
Salaries, wages and other benefits	42,402	51,766
	42,976	52,299
(c) Other items:		
Cost of inventories sold	1,373,795	1,571,001
Auditors' remuneration	1,940	2,297
Depreciation	9,050	12,362
Operating lease charges in respect of property rentals	1,026	1,125
Amortisation of negative goodwill *(note 20)*	(1,447)	(1,557)
Rentals receivable from investment properties less direct outgoings of $3,551,000 (2002: $3,591,000)	(32,626)	(21,488)

Cost of inventories includes $18,544,000 (2002: $21,470,000) relating to staff costs and depreciation expenses, which amount is also included in the respective total amounts disclosed separately above for each of these types of expenses. The provision against inventories of $282,000 (2002: $6,920,000) has been included in cost of inventories.

(Expressed in Hong Kong dollars)

8. INCOME TAX IN THE CONSOLIDATED PROFIT AND LOSS ACCOUNT

(a) Taxation in the consolidated profit and loss account represents:

	2003 *$'000*	2002 *$'000*
Current tax – Provision for Hong Kong Profits Tax		
Provision for Hong Kong Profits Tax at 17.5% (2002: 16%) on the estimated assessable profits for the year	258	–
Over-provision in respect of prior years	(2,613)	(355)
	(2,355)	(355)
Current tax – the PRC		
Tax for the year	7,947	10,755
Under-provision in respect of prior years	2,482	–
	10,429	10,755
Deferred tax		
Origination and reversal of temporary differences	6,997	(807)
Effect of increase in tax rate in the PRC on deferred tax balances at 1 January	(4,147)	–
Benefit of previously unrecognised tax losses now recognised	4,907	–
	7,757	(807)
Share of associates' taxation	(2,898)	154
Total income tax expense	12,933	9,747

Income tax for subsidiaries or associates established and operating in the People's Republic of China other than Hong Kong (the "PRC") is calculated based on the applicable rates of income tax ruling in the relevant provinces or economic zones in the PRC. The effect of increase in tax rate on the deferred tax balance relates to the anticipated change in the tax rate applicable to certain PRC subsidiaries of the Group according to the expected manner of realisation of the respective temporary differences.

In March 2003, the Hong Kong Government announced an increase in the Profits Tax rate applicable to the Group's operations in Hong Kong from 16% to 17.5%.

(Expressed in Hong Kong dollars)

8. INCOME TAX IN THE CONSOLIDATED PROFIT AND LOSS ACCOUNT *(Continued)*

(b) Reconciliation between tax expense and accounting profit at applicable tax rates:

	2003	2002
	$'000	$'000
Profit before tax	120,320	126,939
Notional tax on profit before tax, calculated at the rates applicable to profits in the countries concerned	15,396	14,054
Tax effect of non-deductible expenses	29,559	28,574
Tax effect of non-taxable revenue	(26,038)	(29,516)
Tax effect of unused tax losses not recognised	(1,706)	(3,010)
Effect on opening deferred tax balances resulting from an increase in tax rate in the PRC during the year	(4,147)	–
Over-provision in prior years	(131)	(355)
Actual tax expense	12,933	9,747

9. DIRECTORS' REMUNERATION

Directors' remuneration disclosed pursuant to section 161 of the Hong Kong Companies Ordinance is as follows:

	2003	2002
	$'000	$'000
Fees	24	24
Salaries and other emoluments	3,304	3,218
Discretionary bonuses	1,068	815
Retirement scheme contributions	536	455
	4,932	4,512

Included in the Directors' remuneration were fees and other emoluments of $9,000 and $900,000 (2002: $9,000 and $900,000) respectively paid to the Independent Non-executive Directors during the year.

The remuneration of the Directors is within the following band:

	2003 Number of Directors	2002 Number of Directors
$		
Nil-1,000,000	6	12
1,000,001-1,500,000	2	1
1,500,001-2,000,000	1	–
	9	13

(Expressed in Hong Kong dollars)

10. INDIVIDUALS WITH HIGHEST EMOLUMENTS

The five highest paid individuals of the Group during the year included three Directors of the Company (2002: three), details of whose remuneration are set out in note 9 above. The remuneration of the other two (2002: two) individuals are as follows:

	2003 *$'000*	2002 *$'000*
Salaries and other emoluments	1,126	1,015
Discretionary bonuses	1,507	316
Retirement scheme contributions	328	157
	2,961	1,488

The remuneration of the two (2002: two) individuals are within the band of $1,000,001 to $1,500,000 and $1,500,001 to $2,000,000 respectively.

11. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The profit attributable to shareholders includes a profit of $73,405,000 (2002: $60,799,000) which has been dealt with in the financial statements of the Company.

12. EARNINGS PER SHARE

(a) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders of $102,762,000 (2002: $115,509,000) and the weighted average of 9,003,262,000 (2002: 8,996,826,000) ordinary shares in issue during the year.

(b) Diluted earnings per share

The calculation of diluted earnings per share is based on the adjusted profit attributable to ordinary shareholders of $106,205,000 (2002: $121,854,000) and the weighted average number of 9,496,412,000 (2002: 9,908,402,000) ordinary shares after adjusting for the effects of all dilutive potential ordinary shares for the year ended 31 December 2003.

(c) Reconciliation

	2003 Number of shares *(thousand)*	2002 Number of shares *(thousand)*
Weighted average number of ordinary shares used in calculating basic earnings per share	9,003,262	8,996,826
Deemed issue of ordinary shares for no consideration	493,150	911,576
Weighted average number of ordinary shares used in calculating diluted earnings per share	9,496,412	9,908,402

(Expressed in Hong Kong dollars)

12. **EARNINGS PER SHARE** *(Continued)*

(c) **Reconciliation** *(Continued)*

	2003 Earnings $'000	2002 Earnings $'000
Profit attributable to shareholders	102,762	115,509
Interest saving following conversion of the convertible notes converted	3,443	6,345
Adjusted profit attributable to shareholders used in calculating diluted earnings per share	106,205	121,854

13. **CHANGES IN ACCOUNTING POLICIES**

In prior years, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonably probability to crystallise in the foreseeable future. Deferred tax assets were not recognised unless their realisation was assured beyond reasonable doubt. With effect from 1 January 2003, in order to comply with Statement of Standard Accounting Practice 12 (revised) issued by the HKSA, the Group adopted a new policy for deferred tax as set out in note 1(n). As a result of the adoption of this accounting policy, the Group's profit for the year has been decreased by $7,492,000 and the net assets as at the year end have been decreased by $11,030,000.

The new accounting policy has been adopted prospectively as the effect of this change in accounting policy is not material and, therefore, the opening balances have not been restated.

14. **SEGMENT REPORTING**

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segments

The Group comprises the following main business segments:

Tinplating	:	Production and sales of tinplate and related products which are used as packaging materials for the food processing manufacturers
Live and fresh foodstuffs distribution	:	Distribution of live and fresh foodstuffs
Feed production and livestock farming	:	Production and trading of feeds, pig rearing and distribution
Foodstuffs trading	:	Purchase and sale of foodstuffs
Property leasing	:	Leasing of properties to generate rental income

(Expressed in Hong Kong dollars)

14. SEGMENT REPORTING *(Continued)*

Business segments *(Continued)*

	For the year ended 31 December 2003							
	Tinplating	Live and fresh foodstuffs distribution	Feed production and livestock farming	Foodstuffs trading	Property leasing	Inter-segment elimination	Unallocated	Consolidated
	$'000	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*
Revenue from external customers	538,765	751,901	145,892	52,190	37,059	-	-	1,525,807
Inter-segment revenue	1,098	-	-	-	-	(1,098)	-	-
Other revenue from external customers	-	-	-	-	-	-	6,916	6,916
Total	539,863	751,901	145,892	52,190	37,059	(1,098)	6,916	1,532,723
Segment result	57,153	11,100	(12,122)	646	26,491			83,268
Unallocated operating income and expenses								(10,319)
Profit from operations								72,949
Share of profits less losses of associates	-	(113)	-	-	-		19,489	19,376
Non-operating income								66,521
Non-operating expenses								(30,862)
Finance costs								(7,664)
Income tax								(12,933)
Minority interests								(4,625)
Profit attributable to shareholders								102,762
Depreciation for the year	5,130	73	2,787	56	601			
Impairment loss for the year	-	-	30,862	-	-			

(Expressed in Hong Kong dollars)

14. SEGMENT REPORTING *(Continued)*

Business segments *(Continued)*

For the year ended 31 December 2002

	Tinplating $'000	Live and fresh foodstuffs distribution $'000	Feed production and livestock farming $'000	Foodstuffs trading $'000	Property leasing $'000	Inter-segment elimination $'000	Unallocated $'000	Consolidated $'000
Revenue from external customers	565,906	977,642	141,474	69,626	28,372	–	–	1,783,020
Inter-segment revenue	910	–	–	–	–	(910)	–	–
Other revenue from external customers	–	–	–	–	–	–	16,505	16,505
Total	566,816	977,642	141,474	69,626	28,372	(910)	16,505	1,799,525
Segment result	90,537	14,433	(5,314)	1,190	19,202			120,048
Unallocated operating income and expenses								(8,817)
Profit from operations								111,231
Share of profits less losses of associates	–	(134)	–	107	–		10,603	10,576
Non-operating income								35,989
Non-operating expenses								(18,812)
Finance costs								(12,045)
Income tax								(9,747)
Minority interests								(1,683)
Profit attributable to shareholders								115,509
Depreciation for the year	5,897	158	4,513	4	577			
Impairment loss for the year	–	–	16,466	–	–			

2003

	Tinplating $'000	Live and fresh foodstuffs distribution $'000	Feed production and livestock farming $'000	Foodstuffs trading $'000	Property leasing $'000	Inter-segment elimination $'000	Consolidated $'000
Segment assets	482,358	56,271	36,888	13,190	225,985	(55,443)	759,249
Interest in associates	–	403	–	–	–		403
Unallocated assets							196,323
Total assets							955,975
Segment liabilities	137,144	50,793	14,283	11,023	61,392	(55,443)	219,192
Interest-bearing borrowings							57,700
Unallocated liabilities							56,450
Total liabilities							333,342
Capital expenditure incurred during the year	2,819	–	77	66	522		

(Expressed in Hong Kong dollars)

14. SEGMENT REPORTING *(Continued)*

Business segments *(Continued)*

	2002						
	Tinplating	Live and fresh foodstuffs distribution	Feed production and livestock farming	Foodstuffs trading	Property leasing	Inter-segment elimination	Consolidated
	$'000	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*
Segment assets	456,199	38,078	94,509	13,699	207,763	(43,883)	766,365
Interest in associates	–	516	–	–	–		516
Unallocated assets							196,172
Total assets							963,053
Segment liabilities	151,265	41,755	21,594	10,076	49,235	(43,883)	230,042
Interest-bearing borrowings							59,012
Convertible notes							80,000
Unallocated liabilities							79,012
Total liabilities							448,066
Capital expenditure incurred during the year	2,041	69	604	88	9,241		

Geographical segments

The Group's business participates in two principal economic environments. Hong Kong is the major market for live and fresh foodstuffs distribution, whereas the PRC is a major market for most of the Group's other business.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets and capital expenditure are based on the geographical location of the assets.

	2003		
	The PRC	**Hong Kong**	**Others**
	$'000	*$'000*	*$'000*
Revenue from external customers	719,699	798,781	7,327
Segment assets	666,585	148,107	–
Capital expenditure	3,418	66	–

	2002		
	The PRC	**Hong Kong**	**Others**
	$'000	*$'000*	*$'000*
Revenue from external customers	734,553	1,027,324	21,143
Segment assets	703,395	106,853	–
Capital expenditure	11,886	157	–

(Expressed in Hong Kong dollars)

15. FIXED ASSETS

(a) The Group

	Land and buildings held for own use $'000	Leasehold improve-ments $'000	Plant and machinery, furniture, fixtures and equipment $'000	Motor vehicles $'000	Sub-total $'000	Investment properties $'000	Total $'000
Cost or valuation:							
At 1 January 2003	208,806	3,830	146,612	4,993	364,241	178,048	542,289
Exchange adjustments	(580)	–	(1,239)	(26)	(1,845)	(560)	(2,405)
Additions	–	–	1,848	462	2,310	1,390	3,700
Disposals							
– through disposal of a subsidiary	(25,967)	–	(9,090)	(547)	(35,604)	–	(35,604)
– others	(66)	(1,916)	(5,303)	(1,397)	(8,682)	–	(8,682)
Surplus on revaluation	–	–	–	–	–	7,110	7,110
At 31 December 2003	182,193	1,914	132,828	3,485	320,420	185,988	506,408
Representing:							
Cost	182,193	1,914	132,828	3,485	320,420	–	320,420
Valuation – 2003	–	–	–	–	–	185,988	185,988
	182,193	1,914	132,828	3,485	320,420	185,988	506,408
Accumulated depreciation and impairment:							
At 1 January 2003	61,372	3,500	79,205	3,502	147,579	–	147,579
Exchange adjustments	(319)	–	(1,059)	(24)	(1,402)	–	(1,402)
Charge for the year	3,141	156	5,554	199	9,050	–	9,050
Impairment loss	27,892	–	2,970	–	30,862	–	30,862
Written back on disposal	(39)	(1,812)	(4,565)	(1,072)	(7,488)	–	(7,488)
Through disposal of a subsidiary	(25,967)	–	(9,090)	(547)	(35,604)	–	(35,604)
At 31 December 2003	66,080	1,844	73,015	2,058	142,997	–	142,997
Net book value:							
At 31 December 2003	116,113	70	59,813	1,427	177,423	185,988	363,411
At 31 December 2002	147,434	330	67,407	1,491	216,662	178,048	394,710

(Expressed in Hong Kong dollars)

15. **FIXED ASSETS** *(Continued)*

(b) The Company

	Leasehold improve-ments	Plant and machinery, furniture, fixtures and equipment	Motor vehicles	Sub-total	Investment properties	Total
	$'000	$'000	$'000	$'000	$'000	$'000
Cost or valuation:						
At 1 January 2003	3,297	2,442	1,869	7,608	49,900	57,508
Additions	-	214	-	214	-	214
Disposals	(1,916)	(44)	-	(1,960)	-	(1,960)
Surplus on revaluation	-	-	-	-	12,100	12,100
At 31 December 2003	1,381	2,612	1,869	5,862	62,000	67,862
Representing:						
Cost	1,381	2,612	1,869	5,862	-	5,862
Valuation – 2003	-	-	-	-	62,000	62,000
	1,381	2,612	1,869	5,862	62,000	67,862
Accumulated depreciation:						
At 1 January 2003	2,967	1,138	1,869	5,974	-	5,974
Charge for the year	156	247	-	403	-	403
Written back on disposal	(1,812)	(21)	-	(1,833)	-	(1,833)
At 31 December 2003	1,311	1,364	1,869	4,544	-	4,544
Net book value:						
At 31 December 2003	70	1,248	-	1,318	62,000	63,318
At 31 December 2002	330	1,304	-	1,634	49,900	51,534

(c) An analysis of the net book value of properties is as follows:

	The Group		The Company	
	2003	2002	2003	2002
	$'000	$'000	$'000	$'000
In Hong Kong on long-term leases	62,000	49,900	62,000	49,900
Elsewhere in the PRC on medium-term leases	240,101	275,582	–	–
	302,101	325,482	62,000	49,900

(d) Investment properties of the Group and the Company situated in Hong Kong totalling $62,000,000 (2002: $49,900,000) were revalued by Centaline Surveyors Limited, who have among their Members of Hong Kong Institute of Surveyors, on an open market value basis at 31 December 2003. Investment properties of the Group situated in the PRC totalling $123,988,000 (2002: $128,148,000) were revalued by an independent firm of surveyors in the PRC, 廣州中天衡房地產評估有限公司－中國註冊房地產估價師, on an open market value basis at 31 December 2003.

(Expressed in Hong Kong dollars)

15. FIXED ASSETS *(Continued)*

On the Group level, the net revaluation surplus after minority interest and deferred tax of $3,998,000 (2002: $16,339,000) has been transferred to the investment property revaluation reserve (see note 29(a)). On the Company level, the revaluation surplus of $12,100,000 (2002: revaluation deficit of $263,000 was set off against the investment properties revaluation reserve) has been transferred to the investment properties revaluation reserve (see note 29(b)).

(e) The Group leases out investment properties, a pig farm and a number of items of machinery under operating leases. The leases run for an initial period of one to twenty eight years, with an option to renew the lease after that date at which time all terms are renegotiated. None of the leases includes contingent rentals.

The gross carrying amounts of investment properties of the Group and the Company held for use in operating leases were $185,988,000 (2002: $178,048,000) and $62,000,000 (2002: $49,900,000) respectively. The gross carrying amount of machinery of the Group held for use in operating leases was $9,110,000 (2002: $26,481,000) and the related accumulated depreciation was $7,698,000 (2002: $21,607,000).

Total future minimum lease payments under non-cancellable operating leases are receivable as follows:

	The Group		The Company	
	2003	**2002**	**2003**	**2002**
	$'000	*$'000*	*$'000*	*$'000*
Within 1 year	18,450	21,732	1,728	1,969
After 1 year but within 5 years	59,126	61,171	1,323	3,051
After 5 years	78,001	37,716	–	–
	155,577	120,619	3,051	5,020

(f) Certain of the Group's fixed assets with net book value of $2,814,000 (2002: $Nil) were pledged to secure general banking facilities totalling $9,004,000 (2002: $Nil) of the Group as at 31 December 2003.

16. INTEREST IN SUBSIDIARIES

	The Company	
	2003	**2002**
	$'000	*$'000*
Unlisted shares, at cost	249,878	281,610
Amounts due from subsidiaries	656,105	649,541
	905,983	931,151
Less: impairment loss	(592,463)	(617,047)
	313,520	314,104

Details of the subsidiaries, which are incorporated in Hong Kong unless otherwise stated, are set out in note 36. All of these are controlled subsidiaries as defined under note 1(c) and have been consolidated into the Group's financial statements. Details of companies under liquidation which have not been consolidated in the financial statements are set out in note 37.

(Expressed in Hong Kong dollars)

17. INTEREST IN ASSOCIATES

	The Group		The Company	
	2003	**2002**	**2003**	**2002**
	$'000	*$'000*	*$'000*	*$'000*
Unlisted shares, at cost	–	–	245,530	245,530
Share of net assets	145,196	124,837	–	–
Amounts due from associates	9,782	26,427	9,782	26,419
	154,978	151,264	255,312	271,949
Less: impairment loss	–	–	(122,568)	(122,568)
	154,978	151,264	132,744	149,381

The amounts due from associates included a loan to Yellow Dragon Food Industry Company Limited of $9,782,000 (2002: $25,507,000), details of which are disclosed in note 33(c).

Details of the associates, which are incorporated in Hong Kong unless otherwise stated, are set out in note 38.

18. INVESTMENTS IN SECURITIES

(a) Investment securities

	The Group		The Company	
	2003	**2002**	**2003**	**2002**
	$'000	*$'000*	*$'000*	*$'000*
Unlisted equity securities, at cost	540	1,079	540	1,000

(b) Other securities

	The Group		The Company	
	2003	**2002**	**2003**	**2002**
	$'000	*$'000*	*$'000*	*$'000*
Equity securities listed in Hong Kong, at market value	3,247	2,813	3,247	2,813

(Expressed in Hong Kong dollars)

19. INCOME TAX IN THE BALANCE SHEET

(a) Current taxation in the balance sheet represents:

	The Group	
	2003	**2002**
	$'000	*$'000*
Provision for Hong Kong Profits Tax for the year	258	–
Balance of Profits Tax provision relating to prior years	(1,584)	1,029
	(1,326)	1,029
Taxation outside Hong Kong	5,197	7,115
Amount of taxation payable expected to be settled within 1 year	3,871	8,144
Representing:		
Tax recoverable	(1,326)	–
Tax payable	5,197	8,144
	3,871	8,144

(b) Deferred tax assets and liabilities recognised:

The Group

	Depreciation allowances in excess of related depreciation	Revaluation of investment properties	Provisions	Total
	$'000	*$'000*	*$'000*	*$'000*
Deferred tax arising from:				
At 1 January 2002	–	–	(4,957)	(4,957)
Credited to consolidated profit and loss account	–	–	(807)	(807)
At 31 December 2002	–	–	(5,764)	(5,764)
At 1 January 2003	–	–	(5,764)	(5,764)
Exchange differences	–	–	26	26
Charged to consolidated profit and loss account	7,492	–	265	7,757
Charged to reserve	–	3,538	–	3,538
At 31 December 2003	7,492	3,538	(5,473)	5,557

(Expressed in Hong Kong dollars)

19. INCOME TAX IN THE BALANCE SHEET *(Continued)*

(b) Deferred tax assets and liabilities recognised: *(Continued)*

	2003	2002
	$'000	*$'000*
Net deferred tax asset recognised on the consolidated balance sheet	(3,778)	(5,764)
Net deferred tax liability recognised on the consolidated balance sheet	9,335	–
	5,557	(5,764)

(c) Deferred tax assets unrecognised:

Deferred tax assets have not been recognised in respect of the following items:

	The Group		The Company	
	2003	2002	2003	2002
	$'000	*$'000*	*$'000*	*$'000*
Deductible temporary differences	100,712	–	–	–
Tax losses	2,512,713	2,497,894	2,407,328	2,390,150
	2,613,425	2,497,894	2,407,328	2,390,150

The deductible temporary differences and tax losses do not expire under current tax legislation, except for an amount of $12,428,000, being an amount of unrecognised tax loss, which will expire in the coming 5 years.

20. NEGATIVE GOODWILL

	The Group
	$'000
Carrying value:	
At 1 January 2003	18,693
Amortisation for the year (note 7(c))	(1,447)
At 31 December 2003	17,246

Negative goodwill is recognised as income on a straight-line basis over 14 years. The amortisation of negative goodwill for the year is included in "Other operating expenses" in the consolidated profit and loss account.

21. INVENTORIES

	The Group	
	2003	2002
	$'000	*$'000*
Raw materials	32,752	39,746
Finished goods	11,376	26,566
Spare parts and consumables	100	371
	44,228	66,683

No inventories included in finished goods are stated net of a provision (2002: $6,235,000) made in order to state these inventories at the lower of their cost and estimated net realisable value.

(Expressed in Hong Kong dollars)

22. TRADE AND OTHER RECEIVABLES

	The Group		The Company	
	2003	2002	2003	2002
	$'000	*$'000*	*$'000*	*$'000*
Trade debtors	41,058	39,736	–	–
Bills receivable	83,409	61,610	–	–
Other receivables, deposits and prepayments	18,749	13,798	1,859	2,635
Amounts due from minority shareholders less provision	–	909	–	–
Amounts due from fellow subsidiaries	5,333	347	4,670	163
Amounts due from related companies less provision	33	23	–	–
	148,582	116,423	6,529	2,798

Included in the trade and other receivables are balances of $101,000 (2002: $639,000) expected to be recovered after one year.

Included in trade and other receivables are trade debtors and bills receivable (net of provision for bad and doubtful debts), based on the invoice date, with the following ageing analysis:

	The Group		The Company	
	2003	2002	2003	2002
	$'000	*$'000*	*$'000*	*$'000*
Within 1 month	116,852	40,931	–	–
1 to 3 months	6,294	37,712	–	–
More than 3 months but less than 12 months	947	22,599	–	–
More than 1 year but less than 2 years	328	104	–	–
More than 2 years	46	–	–	–
	124,467	101,346	–	–

The Group maintains a defined policy with credit periods ranging from advance payment to not more than 180 days.

Certain bills receivable of the Group totalling $40,000,000 as at 31 December 2003 were pledged with a bank in order to obtain a guarantee issued in favour of the Group to the Dongguan Intermediate People's Court in a litigation against a former minority shareholder of a subsidiary for amounts due to the Group for $40,000,000. Details are disclosed in note 32.

23. CASH AND CASH EQUIVALENTS

	The Group		The Company	
	2003	2002	2003	2002
	$'000	*$'000*	*$'000*	*$'000*
Deposits with banks	127,605	173,338	11,351	23,005
Cash at bank and in hand	126,852	69,672	8,242	819
	254,457	243,010	19,593	23,824

(Expressed in Hong Kong dollars)

24. INTEREST-BEARING BORROWINGS

	The Group		The Company	
	2003	**2002**	**2003**	**2002**
	$'000	*$'000*	*$'000*	*$'000*
Secured bank loans	2,814	–	–	–
Unsecured bank loans	–	3,898	–	–
Unsecured other loans	54,886	55,114	–	–
	57,700	59,012	–	–

At 31 December 2003, the Group's bank loans of $2,814,000 (2002: $3,898,000) were secured by certain of the Group's fixed assets with net book value of $2,814,000. Other loans are unsecured, repayable on demand and bear interest at a range of 6.5% to 7.5% (2002: 6.5% to 7.67%) per annum.

At 31 December 2003, the interest-bearing borrowings were repayable as follows:

	The Group		The Company	
	2003	**2002**	**2003**	**2002**
	$'000	*$'000*	*$'000*	*$'000*
Within 1 year or on demand	57,700	59,012	–	–

25. TRADE AND OTHER PAYABLES

	The Group		The Company	
	2003	**2002**	**2003**	**2002**
	$'000	*$'000*	*$'000*	*$'000*
Trade creditors	74,883	61,172	3,359	3,359
Other payables and accrued charges	129,422	174,790	17,904	34,698
Amounts due to associates	2,405	1,702	–	–
Amounts due to minority shareholders	7,204	3,993	–	–
Amounts due to holding companies and fellow subsidiaries	46,608	46,676	108	201
Amounts due to related companies	1,914	391	297	464
	262,436	288,724	21,668	38,722

The amount of trade and other payables expected to be settled after more than one year is $1,022,000 (2002: $2,149,000).

Included in trade and other payables are trade creditors with the following ageing analysis:

	The Group		The Company	
	2003	**2002**	**2003**	**2002**
	$'000	*$'000*	*$'000*	*$'000*
Due within 1 month or on demand	74,443	61,092	3,359	3,359
Due after 1 month but within 3 months	334	–	–	–
Due after 3 months but within 12 months	13	10	–	–
Due after 1 year but within 2 years	23	–	–	–
Over 2 years	70	70	–	–
	74,883	61,172	3,359	3,359

(Expressed in Hong Kong dollars)

26. CONVERTIBLE NOTES

On 3 December 2001, the Company issued convertible notes of $185,000,000 to Richway Resources Limited as part of the consideration for the acquisition of Zhongyue Industry Material Limited. The notes bear interest at a fixed rate of 4.5% per annum and are convertible into ordinary shares of the Company on any business day other than the period in which the register of members of the Company is closed or ten business days prior to the maturity date on 3 December 2006 at an initial conversion price of $0.155 per share, subject to adjustments in certain events.

In 2002, convertible notes totalling $105,000,000 were redeemed for cash at their nominal value. During the year, the Company redeemed the remaining convertible notes totalling $80,000,000 for cash at their nominal value.

27. EQUITY COMPENSATION BENEFITS

On 21 November 1994, in order to align the interests of Directors and employees with those of the shareholders, the Company adopted a share option scheme ("1994 Share Option Scheme") pursuant to which the Directors are authorised, at their discretion, to invite Directors or employees of the Company and its subsidiaries to take up options to subscribe for shares of the Company. Offers of options under the 1994 Share Option Scheme may be accepted in writing within 21 days from the date of making such offer. Options granted under the 1994 Share Option Scheme is exercisable within a period commencing twelve months after the date of acceptance of options and expiring on the last day of a four year period from such acceptance date or 20 November 2004, whichever is earlier. The 1994 Share Option Scheme shall expire on 20 November 2004.

On 24 August 2001, for the purpose of having a new share option scheme with terms compatible with modern practice and providing greater flexibility to the Directors, the Company adopted a new share option scheme (the "2001 Share Options Scheme"). Pursuant to the 2001 Share Option Scheme, the Directors are authorised, at their discretion, to invite full-time employees of the Company and its subsidiaries, including Executive Directors but excluding Non-executive Directors to take up options to subscribe for shares of the Company. A grant of options under the 2001 Share Option Scheme may be accepted in writing and upon payment of a consideration of $10 in total by the grantee to the Company within 21 days from the date of grant. The options vest after 3 months from the date of grant and are exercisable within a period of five years. Each option gives the holder the right to subscribe for one share. The 2001 Share Option Scheme shall expire on 23 August 2011.

(a) Movements in share options

	2003 Number	2002 Number
At 1 January	176,000,000	302,200,000
Exercised	(17,500,000)	(55,000,000)
Lapsed	(125,000,000)	(71,200,000)
At 31 December	33,500,000	176,000,000
Options vested at 31 December	33,500,000	176,000,000

(b) Terms of unexpired and unexercised share options at balance sheet date

Date of option granted	Period during which options exercisable	Exercise price per share	2003 Number	2002 Number
24/08/2001	26/11/2001 to 25/11/2006	$0.1495	33,500,000	176,000,000

(Expressed in Hong Kong dollars)

27. EQUITY COMPENSATION BENEFITS *(Continued)*

(c) Details of share options exercised during the year

Exercise date	Exercise price	Market value per share at exercise date	Proceeds received	Number
16/09/2003	$0.1495	$0.165	$2,466,750	16,500,000
11/11/2003	$0.1495	$0.169	$149,500	1,000,000
				17,500,000

28. SHARE CAPITAL

	2003		2002	
	Number of shares *(thousand)*	*$'000*	Number of shares *(thousand)*	*$'000*
Authorised:				
Ordinary shares of $0.1 each	15,000,000	1,500,000	15,000,000	1,500,000
Issued and fully paid:				
At 1 January	8,998,333	899,833	8,943,333	894,333
Shares issued under share option scheme	17,500	1,750	55,000	5,500
At 31 December	9,015,833	901,583	8,998,333	899,833

On 16 September 2003, options were exercised to subscribe for 16,500,000 ordinary shares of $0.1 each in the Company at a consideration of $2,467,000, of which $1,650,000 was credited to share capital and the remaining balance of $817,000 was credited to the share premium account.

On 11 November 2003, options were exercised to subscribe for 1,000,000 ordinary shares of $0.1 each in the Company at a consideration of $149,000, of which $100,000 was credited to share capital and the remaining balance of $49,000 was credited to the share premium account.

During 2002, options were exercised to subscribe for 55,000,000 ordinary shares of $0.1 each in the Company at a consideration of $8,223,000, of which $5,500,000 was credited to share capital and the remaining balance of $2,723,000 was credited to the share premium account.

(Expressed in Hong Kong dollars)

29. RESERVES

(a) The Group

	Share premium	Capital redemption reserve	Capital reserve	Exchange fluctuation reserve	Investment properties revaluation reserve	Other reserves	Accumulated losses	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
At 1 January 2002	1,743,509	971	49,050	858	263	1,319	(2,335,329)	(539,359)
Exchange differences arising on consolidation	-	-	-	(128)	-	-	-	(128)
Profit for the year	-	-	-	-	-	-	115,509	115,509
Revaluation surplus, net of minority interests (see note 15(d))	-	-	-	-	16,339	-	-	16,339
Shares issued under share option scheme	2,723	-	-	-	-	-	-	2,723
Share of associates' reserves	-	-	-	(53)	-	-	-	(53)
Transfer to statutory reserve	-	-	-	-	-	1,844	(1,844)	-
At 31 December 2002	1,746,232	971	49,050	677	16,602	3,163	(2,221,664)	(404,969)
At 1 January 2003	1,746,232	971	49,050	677	16,602	3,163	(2,221,664)	(404,969)
Exchange differences arising on consolidation	-	-	-	(1,232)	-	-	-	(1,232)
Profit for the year	-	-	-	-	-	-	102,762	102,762
Revaluation surplus, net of minority interests and deferred tax (note 15(d))	-	-	-	-	3,998	-	-	3,998
Reserves realised upon disposal of a subsidiary	-	-	-	32	-	(216)	-	(184)
Shares issued under share option scheme	866	-	-	-	-	-	-	866
Share of associates' reserves	-	-	-	(575)	-	-	-	(575)
Transfer to statutory reserve	-	-	-	-	-	9,060	(9,060)	-
At 31 December 2003	1,747,098	971	49,050	(1,098)	20,600	12,007	(2,127,962)	(299,334)

Included in the accumulated losses as at 31 December 2003 is a loss of $27,497,000 (2002: loss of $48,431,000) attributable to associates.

The application of the share premium and capital redemption reserve is governed by Sections 48B and 49H respectively of the Hong Kong Companies Ordinance.

The capital reserve, exchange fluctuation reserve and revaluation reserve have been set up and will be dealt with in accordance with the accounting policies adopted for goodwill/capital reserve arising on acquisition of subsidiaries and associates prior to 1 January 2001, foreign currency translation and the revaluation of properties (note 1). Other reserves represent statutory reserves of entities established in the PRC.

(Expressed in Hong Kong dollars)

29. **RESERVES** *(Continued)*

(b) **The Company**

	Share premium $'000	Capital redemption reserve $'000	Capital reserve $'000	Investment properties revaluation reserve $'000	Accumulated losses $'000	Total $'000
At 1 January 2002	1,743,509	971	48,157	263	(2,331,847)	(538,947)
Shares issued under share option scheme	2,723	–	–	–	–	2,723
Revaluation deficit *(see note 15(d))*	–	–	–	(263)	–	(263)
Profit for the year	–	–	–	–	60,799	60,799
At 31 December 2002	1,746,232	971	48,157	–	(2,271,048)	(475,688)
At 1 January 2003	1,746,232	971	48,157	–	(2,271,048)	(475,688)
Shares issued under share option scheme	866	–	–	–	–	866
Revaluation surplus (see note 15(d))	–	–	–	12,100	–	12,100
Profit for the year	–	–	–	–	73,405	73,405
At 31 December 2003	1,747,098	971	48,157	12,100	(2,197,643)	(389,317)

At 31 December 2002 and 2003, there was no reserve available for distribution to shareholders of the Company.

30. **NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT**

(a) **Disposal of a subsidiary**

	2003 $'000
Net assets/(liabilities) disposed:	
Inventories	18,666
Debtors, deposits and prepayments	5,536
Cash and cash equivalents	324
Creditors and accrued charges	(12,759)
Short-term loan	(3,777)
Amount due to minority shareholders	(12,192)
	(4,202)
Release of reserves	(184)
	(4,386)
Satisfied by cash received	4,711

(Expressed in Hong Kong dollars)

30. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT *(Continued)*

(b) **Analysis of net cash inflow in respect of the disposal of a subsidiary**

	2003
	$'000
Cash consideration	4,711
Cash and cash equivalents disposed	(324)
Net cash inflow in respect of the disposal of a subsidiary	4,387

31. COMMITMENTS

(a) Capital commitments outstanding as at 31 December 2003 not provided for in the financial statements were as follows:

	The Group	
	2003	2002
	$'000	*$'000*
Contracted for	971	1,348
Authorised but not contracted for	2,814	2,825
	3,785	4,173

(b) At 31 December 2003, the total future minimum lease payments under non-cancellable operating leases of properties are payable as follows:

	The Group	
	2003	2002
	$'000	*$'000*
Within 1 year	625	707
After 1 year but within 5 years	939	915
After 5 years	4,342	–
	5,906	1,622

The Group leases a number of properties under operating leases. The leases run for an initial period of one to thirty years, with an option to renew the lease when all terms are renegotiated. None of the leases includes contingent rentals.

(c) At 31 December 2003, the Company had committed to provide finance of $6,489,000 (2002: $6,489,000) to an associate of the Group.

32. LITIGATION

At 31 December 2003, the Group had an outstanding litigation against a former minority shareholder of a subsidiary in respect of amounts due to the Group totalling approximately $40,000,000. The Group has pledged an equivalent amount of bills receivable with an authorised bank in the PRC in order to obtain a guarantee issued in favour of the Group to the Dongguan Intermediate People's Court. Full provision has previously been made against this receivable.

Management recognises that the debt collection to be important to the Group and will continue to commit reasonably sufficient resources in this regard. At this stage, the debt recovery work is still in progress, including appointing debt collection agents and making legal claims against certain debtors, in order to recover as much debt as possible.

(Expressed in Hong Kong dollars)

33. MATERIAL RELATED PARTY TRANSACTIONS

Related party transactions, which the Directors consider material to the Group during the year, are summarised as follows:

	Note	2003 $'000	2002 $'000
Sales of goods to related companies	(b)	2,776	7,712
Purchases of goods from related companies	(b)	23,582	24,525
Interest income from an associate	(c)	1,462	2,340
Net gain on disposal of associates		–	427
Cash paid to a fellow subsidiary for early redemption of convertible notes	26	80,000	105,000
Management fee income from related companies		–	1,010
Reimbursement of expenses to the immediate holding company		428	833
Interest on convertible notes payable to a fellow subsidiary		3,443	6,345
Subsidy received from the immediate holding company		–	5,712
Provision of electricity/water and leasing services to a fellow subsidiary		3,181	3,187
Agency fee paid to a related company		582	41

Notes:

(a) Balances with related parties at 31 December are included in amounts due from/to the respective parties in the balance sheets. These balances are interest free and have no fixed terms of repayment, except those disclosed in note (c) below.

(b) Related companies to/from which goods were sold and purchased included associates and minority shareholders of partly-owned subsidiaries.

(c) In 1999, the Company entered into an unsecured shareholders' loan agreement with an associate, Yellow Dragon Food Industry Company Limited. Pursuant to the agreement the Company advanced US$6,700,000 (approximately HK$52,000,000) to the associate at an interest rate of 7.8% per annum. The amount is repayable in full in 5 years commencing from 1 January 2000 and the principal and interest shall be payable twice annually. At the balance sheet date, the outstanding loan and interest receivable from the associate amounted to $9,782,000 (2002: $25,507,000) and $Nil (2002: $920,000) respectively.

(Expressed in Hong Kong dollars)

34. RETIREMENT BENEFITS SCHEME

The Group operates a Mandatory Provident Fund Scheme (the "MPF Scheme") under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees in Hong Kong under the jurisdiction of the Hong Kong Employment Ordinance. The assets of the MPF Scheme are held separately from those of the Group and administered by an independent trustee. Under the MPF Scheme, the Group and its employees are each required to make a contribution to the Scheme at 5% of the employees' relevant income, subject to a cap of monthly relevant income of $20,000 (the "Cap"). The amounts in excess of the Cap are contributed to the MPF Scheme by both employers and employees as voluntary contributions. Mandatory contributions to the MPF Scheme are vested to the employees. Any unvested balance from voluntary contributions is refunded to the Group.

Employees engaged by the Group outside Hong Kong are covered by the appropriate local defined contribution schemes pursuant to the local labour rules and regulations.

The Group's pension cost charged to the profit and loss account for the year ended 31 December 2003 was $1,979,000 (2002: $2,572,000). The forfeited contribution refunded for the year amounted to $1,405,000 (2002: $2,039,000).

35. ULTIMATE HOLDING COMPANY

The Directors consider the ultimate holding company at 31 December 2003 to be Guangdong Yue Gang Investment Holdings Company Limited, which is established in the PRC.

36. LIST OF SUBSIDIARIES

Particulars of the subsidiaries at 31 December 2003 are as follows:

Name of subsidiary	Principal country/ place of operations	Class of shares held	Issued and fully paid capital/ registered capital	Proportion of nominal value of issued capital/ registered capital held by the Company	Proportion of nominal value of issued capital/ registered capital held by the Subsidiary	Principal activities
Best Keen Enterprises Limited (Incorporated in the British Virgin Islands)	Hong Kong	Ordinary	US$1	100%	–	Dormant
Dongguan Jinhuang Food Co., Ltd.*	The PRC	N/A	RMB40,000,000	–	100%	Leasing
Gain First Investments Limited (Incorporated in the British Virgin Islands)	Hong Kong	Ordinary	US$1	100%	–	Investment holding
高要廣南畜牧發展有限公司*	The PRC	N/A	US$3,759,000	51%	–	Leasing
Guangnan Distribution Company Limited	Hong Kong	Ordinary	$10,000,000	–	100%	Investment holding
Guangnan Fresh and Live Foodstuffs Limited	Hong Kong	Ordinary	$1,000,000	100%	–	Distribution of live and fresh foodstuffs
Guangnan Supermarket (China) Limited	Hong Kong	Ordinary	$2	100%	–	Dormant

(Expressed in Hong Kong dollars)

36. LIST OF SUBSIDIARIES *(Continued)*

Name of subsidiary	Principal country/ place of operations	Class of shares held	Issued and fully paid capital/ registered capital	Proportion of nominal value of issued capital/ registered capital held by the Company	Subsidiary	Principal activities
Guangnan Supermarket Development Limited	Hong Kong	Ordinary	$135,742,220	100%	-	Investment holding
Guangnan Trading Development Limited	Hong Kong	Ordinary	$73,916,728	100%	-	Trading of foodstuffs
Guangnan (Zhan Jiang) Jiafeng Feed Co. Ltd.#	The PRC	N/A	$5,000,000	100%	-	Manufacturing and trading of feed
Hinloon International Limited	Hong Kong	Ordinary	$100,000	100%	-	Dormant
Jin Huang Food Industry Investment Limited (Incorporated in the British Virgin Islands)	Hong Kong	Ordinary	$1,000,000	100%	-	Investment holding
Jin Huang Food Industry Investment Limited	Hong Kong	Ordinary	$1,000,000	-	100%	Investment holding
Southern Chain (Hong Kong) Limited	Hong Kong	Ordinary	$7,000,000	100%	-	Dormant
Zhongyue Industry Material Limited	Hong Kong	Ordinary	$10	-	100%	Trading of raw materials for production of tinplate products
		Non-voting deferred	$230,000,000	-	-	
Zhongshan Shan Hai Industrial Co., Ltd.*	The PRC	N/A	RMB45,600,000	-	95%	Property development and leasing
Zhongshan Zhongyue Tinplate Industrial Co., Ltd.*	The PRC	N/A	US$26,906,200	-	95%	Production and sales of tinplate products

* an equity joint venture established in the PRC

\# a wholly foreign-owned enterprise established in the PRC

(Expressed in Hong Kong dollars)

37. LIST OF COMPANIES UNDER LIQUIDATION

Particulars of the companies under liquidation or petitioned to court for liquidation are as follows:

Name of company	Principal country/ place of operations	Class of shares held	Issued and fully paid capital/ registered capital	Proportion of nominal value of issued capital/ registered capital held by the Company	Subsidiary
Guangnan (KK) Supermarket Limited#	Hong Kong	Ordinary	$20,000,000	–	70%
Guangdong Guangnan Tianmei Food Development Company Limited##	The PRC	N/A	RMB34,820,000	–	55%
廣州經濟技術開發區廣之傑倉儲有限公司###	The PRC	N/A	US$6,500,000	–	80%

\# company commenced liquidation in June 2001

\## an equity joint venture established in the PRC and was petitioned to court for liquidation in July 2001

\### an equity joint venture established in the PRC and commenced liquidation in May 2003

38. LIST OF ASSOCIATES

Particulars of the associates at 31 December 2003 are as follows:

Name of associate	Principal country/ place of operations	Class of shares held	Proportion of nominal value of issued capital/ capital registered held by the Company	Subsidiary	Principal activities
Fruit and Vegetable Wharf (H.K.) Limited	Hong Kong	Ordinary	20%	–	Fruit and vegetable wholesaling
Yellow Dragon Food Industry Co., Ltd.*	The PRC	N/A	40%	–	Processing and sale of corn food and feed products
Zhongshan Baoli Food Ltd.*	The PRC	N/A	30%	–	Processing of canned food

* an equity joint venture established in the PRC

2. INDEBTEDNESS

As at the Latest Practicable Date for the purpose of this indebtedness statement prior to the printing of this circular, the Group had unsecured and unguaranteed non-financial institution borrowing of approximately HK$7,878,000 and an amount due to a fellow subsidiary of approximately HK$23,250,000 which was unsecured and unguaranteed.

(Expressed in Hong Kong dollars)

As at the Latest Practicable Date, certain bills receivable of the Group amounting to approximately HK$40,000,000 has been pledged with an authorized bank in the PRC in order to obtain a guarantee issued in favour of the Group to the Dongguan Intermediate People's Court in a litigation against a former minority shareholder of a subsidiary for recovering amounts due to the Group of an equivalent amount.

Save as aforesaid and apart from intra-group liabilities, the Group did not have any outstanding mortgages, charges, debt securities (whether issued and outstanding, and authorized or otherwise created but unissued), term loans and overdrafts and liabilities under acceptance (other than normal trade bills) or acceptance credits or hire purchase commitments or material contingent liabilities or guarantees as at the Latest Practicable Date.

For the purpose of the above indebtedness statement, foreign currency amounts have been translated into Hong Kong dollars at the exchange rates prevailing as at 31st January, 2005.

3. FINANCIAL AND TRADING PROSPECTS

As at the Latest Practicable Date, the Directors are not aware of any material adverse changes in the financial or trading position of the Group since 31st December, 2003 (being the date to which the latest published audited consolidated financial statements of the Group were made up).

The operating results of the Group for the six months ended 30th June, 2004 was down slightly as compared with the same period last year. The decrease was mainly due to the shortage of black-plates and the significant increase of the prices of black-plates and other raw materials for the production of tinplate. However, as the black-plate factory anticipated to be commenced production by the end of year 2006, the shortage of black-plates are expected to be resolved then. All these are beneficial to Zhongyue Tinplate's future steady business growth. The Capital Increase is not expected to have any material impact on the net tangible assets per Share of the Company or its earnings per Share for the financial year ending 31st December, 2004. Except for the increase in the investment in Zhongyue Tinplate held by the Company's subsidiary Zhongyue Industry Material and the decrease in cash held by Zhongyue Industry Material, the Directors do not expect the Capital Increase will have any material impact on the earnings and/or the assets and liabilities of the Company.

4. WORKING CAPITAL

The Directors are, to the best of their knowledge and belief, of the opinion that, after taking into account of its present available banking facilities and internal resources, the Group will have sufficient working capital for its present requirements in the absence of unforeseen circumstances.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

Directors' Interests and Short Positions in Shares, Underlying Shares and Debentures

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executives of the Company in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which were required to be (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which the Directors or the chief executives of the Company were taken or deemed to have under such provisions of the SFO); or (ii) recorded in the register kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") contained in the Listing Rules were as follows:

I *Long positions in ordinary shares*

(i) The Company

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital held
Liang Jiang	800,000	0.009%

(ii) Guangdong Investment Limited

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital held
Luo Fanyu	200,000	0.004%
Liang Jianqin	200,000	0.004%

(iii) Kingway Brewery Holdings Limited

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital held
Zhao Leili	300,000	0.02%
Luo Fanyu	70,000	0.005%
Liang Jianqin	46,000	0.003%

(iv) Guangdong Tannery Limited

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital held
Luo Fanyu	70,000	0.013%

Note: Guangdong Investment Limited, Kingway Brewery Holdings Limited and Guangdong Tannery Limited are associated corporations of the Company within the meaning of Part XV of the SFO.

II *Long positions in options relating to ordinary shares of the Company*

Name of Director	Date of share options granted#	Number of share options		Exercisable period of share options	Price per share to be paid on exercise of share options
		Held on 1st January, 2004	Held on Latest Practicable Date		
		'000	*'000*		*HK$*
Liang Jiang	06/02/04	–	20,000	06/05/04 to 05/05/09*	0.1582
Tan Yunbiao	06/02/04	–	15,000	06/05/04 to 05/05/09*	0.1582

\# *The vesting period of the share options is from the date of grant until the commencement of the exercisable period or the grantee's completion of half year's full time service with Company or its subsidiaries, whichever is the later.*

* *If 5th May, 2009 is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.*

Save as disclosed above and other than certain nominee shares in subsidiaries of the Company held by the Directors in trust for the Company, as at the Latest Practicable Date, none of the Directors and chief executives of the Company had any interests or short positions in shares, underlying shares or debentures of the Company and any of its associated corporations (within the meaning of Part XV of

the SFO) which were required to be: (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which the Directors or the chief executives were taken or deemed to have under such provisions of the SFO); or (ii) recorded in the register kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code.

Share Options of the Company

As at the Latest Practicable Date, certain employees of the Company had the following interests in rights to subscribe for shares of the Company. Each option gives the holder the right to subscribe for one Share.

		Number of share options			Price per share to be
Category	Date of share options granted#	Held on 1st January, 2004	Held on Latest Practicable Date	Exercisable period of share options	paid on exercise of share options
		'000	*'000*		*HK$*
Employees and other participants	24/08/01	33,500	33,500	26/11/01 to 25/11/06*	0.1495
	06/02/04	–	51,900	06/05/04 to 05/05/09**	0.1582

\# *The vesting period of the share options is from the date of grant until the commencement of the exercisable period or the grantee's completion of half year's full time service with Company or its subsidiaries, whichever is the later.*

* *If 25th November, 2006 is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.*

** *If 5th May, 2009 is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.*

Arrangements to Acquire Shares or Debentures

Except for the share options held by the Directors as mentioned above in the section "Directors' Interests and Short Positions in Shares, Underlying Shares and Debentures", as at the Latest Practicable Date, none of the Company or any of its subsidiaries, its holding companies or any subsidiary of its holding companies is a party to any arrangements to enable the Director to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Other Information of Directors

In addition to the information disclosed in the paragraph headed "Directors' interests in competing business" in Appendix II to this circular, Miss Liang Jiangqin, a non-executive Director, is the general manager of the finance department of GDH.

Substantial Shareholders

As at the Latest Practicable Date, so far as is known to any Directors or chief executives of the Company, the following persons (other than Directors and chief executives of the Company) had interests or short positions in shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10 per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any options in respect of such capital:

Name	Number of ordinary shares of the Company beneficially held	Approximate % of issued share capital held	Long/short positions
Yue Gang *(Note)*	5,364,948,680	59.51%	Long Position
GDH	5,364,948,680	59.51%	Long Position

Note: The attributable interest which Yue Gang has in the Company is held through its 100 per cent direct interest in GDH.

Name of subsidiaries of the Company	Number of substantial shareholders	Approximate % of issued share capital held	Long/short positions
高要廣南畜牧發展有限公司*	廣東省高要食品進出口公司*	49%	Long Position
Guangdong Guangnan Tianmei Food Development Co., Ltd. (was petitioned to court for liquidation)	廣東省食品企業集團公司*	45%	Long Position
Guangnan (KK) Supermarket Limited (in liquidation)	Halifax Development Company Limited	12.5%	Long Position
	Red Lake Investments Limited	17.5%	Long Position
廣州經濟技術開發區廣之傑倉儲有限公司*(in liquidation)	廣東省連鎖經營協會*	20%	Long Position

* *These companies do not have English company names.*

Save as disclosed above, as at the Latest Practicable Date, the Company has not been notified by any persons (other than Directors or chief executives of the Company) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10 per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any options in respect of such capital.

3. LITIGATION

The Group had an outstanding litigation against a former minority shareholder of a subsidiary in respect of amounts due to the Group totaling approximately HK$40,000,000. The Group has pledged an equivalent amount of bills receivable with an authorized bank in the PRC in order to obtain a guarantee issued in favour of the Group to the Dongguan Intermediate People's Court. Full provision has previously been made against this receivable during the two financial years ended 31st December, 2000. The Company considers that such litigation will not have any material adverse impact on the financial position of the Group for the year ending 2004.

Save as disclosed above, as at the Latest Practicable Date, no member of the Group is engaged in any litigation or arbitration proceedings of material importance and there is no litigation or claim of material importance known to the Directors to be pending or threatened by or against any member of the Group.

4. DIRECTORS' SERVICE CONTRACTS

None of the Directors has a service contract with any member of the Group that is not determinable by the employing company within one year without payment of compensation (other than statutory compensation).

5. DIRECTORS' INTERESTS IN COMPETING BUSINESSES

Mr. Liang Jiang and Mr. Luo Fanyu, Directors, are also directors of GDH. GDH Group has a wide range of business interests which include, inter alia, manufacturing, trading and retailing, etc. The aforementioned business interests of the GDH Group cover the same or similar areas as some of those of the Group. However, the Directors of the Company do not believe that any of the businesses of GDH Group compete either directly or indirectly in any material aspect with those of the Group.

Mr. Zhao Leili, a Director, is also a director Yue Gang and GDH. Yue Gang Group has a wide range of business interests which include, inter alia, manufacturing, trading and retailing, etc. The aforementioned business interest of the Yue Gang Group cover the same or similar areas as some of those of the Group. However, the Directors do not believe that any of the business of the Yue Gang Group compete either directly or indirectly in any material aspect with those of the Group.

Save as disclosed in this circular, none of the Directors and their associates (as defined in the Listing Rules) have any other interests in any business which compete, or is likely to compete, with the business of the Group.

6. OTHER INTERESTS OF THE DIRECTORS

As at the Latest Practicable Date, other than those transactions which have been entered into between members of the Group and that between the Group and the GDH Group (being transactions disclosed or exempt from disclosure under the Listing Rules) and that the Directors are interested therein solely by virtue of their directorship in the Group and/or the GDH Group:

(a) none of the Directors had any interest, direct or indirect, in any assets which have been, since 31st December, 2003, the date to which the latest published audited consolidated financial statements of the Group were made up, acquired or disposed of by, or leased to any member of the Group, or are proposed to be acquired or disposed of by, or leased to, any member of the Group; and

(b) none of the Directors was materially interested in any contract or arrangement which is subsisting as at the Latest Practicable Date and is significant in relation to the business of the Group.

7. MATERIAL CONTRACTS

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by members of the Group within the two years preceding 1st February, 2005 (being the date of the Announcement) and up to and including the Latest Practicable Date:

(a) the Supplement Contract;

(b) an agreement dated 30th December, 2004 entered into between the Company and Century Board Limited for the disposal of 20% of the interest in the issued share capital of Fruit and Vegetable Wharf (H.K.) Limited held by the Company;

(c) a fixed charge dated 28th December, 2004 executed by Guangnan (Zhanjiang) Jiafeng Feed Co. Ltd. in respect of all its assets in favour of the Company;

(d) a mortgage in respect of all the interest of Cammy (China) Limited in the registered capital of Guangnan (Zhanjiang) Jiafeng Feed Co. Ltd. executed by Cammy (China) Limited in favour of the Company;

(e) a charge dated 14th December, 2004 in respect of 95% interest in the registered capital of Zhongyue Tinplate executed by Zhongyue Industry Material in favour of the Company;

(f) a loan agreement dated 13th December, 2004 entered into between the Company and Zhongyue Industry Material pursuant to which the Company provided a loan of HK$50,000,000 to Zhongyue Industry Material;

(g) an agreement dated 1st December, 2004 entered into between the Company and Cammy (China) Limited for, inter alia, the disposal of 100% of the interest in the registered capital of Guangnan (Zhanjiang) Jiafeng Feed Co. Ltd. held by the Company;

(h) a mortgage dated 1st December, 2004 in respect of all the issued share capital of Cammy (China) Limited executed by the shareholders of Cammy (China) Limited in favour of the Company;

(i) a debenture dated 1st December, 2004 executed by Cammy (China) Limited creating a first floating charge over all its undertakings, properties and assets in favour of the Company;

(j) a setoff agreement dated 24th July, 2004 entered into between 廣東省高要食品進出口公司 (Gaoyao Foodstuffs Imp. & Exp. Co. of Guangdong) ("Gaoyao Foodstuffs") and the Company pursuant to which Gaoyao Foodstuffs agreed to assign to the Company the amount of approximately RMB1.5 million;

(k) an agreement dated 23rd July, 2004 entered into between the Company and 深圳市農牧實業有限公司 (Shenzhen Agricultural Industrial Ltd.) for the disposal of 51% of the interest in the registered capital of Gaoyao Guangnan held by the Company;

(l) an assignment of debt dated 22nd July, 2004 entered into between Gaoyao Foodstuffs, 高要廣南畜牧發展有限公司 (Gaoyao Guangnan Stock Development Co., Ltd.) ("Gaoyao Guangnan") and the Company pursuant to which Gaoyao Guangnan assigned the amount due from Gaoyao Foodstuffs to it for approximately RMB1.68 million to the Company;

(m) a loan agreement dated 7th July, 2004 entered into between the Company and GDH pursuant to which GDH agreed to provide a loan to the extent of HK$50,000,000 to the Company;

(n) a supplemental agreement dated 8th June, 2004 entered into between Zhongyue Industry Material and Zhongshan Torch for the increase in the total investment and the registered capital of Zhongyue Tinplate from US$58,064,200 and US$26,906,200 to US$73,064,200 and US$41,906,200 respectively;

(o) an agreement dated 18th August, 2003 entered into between the Company and 東莞市廣利食品進出口有限公司 for the disposal of 51% of the interest in the registered capital of Dongguan Guangnan Stock Development Co., Ltd. held by the Company; and

(p) an agreement dated 1st February, 2003 entered into between the Company and Mr. Charm Lau Kwan for the disposal of 20% of the interest in the issued share capital of Hong Kong Fresh Water Fish & Aquatic Products Company Limited held by the Company.

8. MISCELLANEOUS

(a) The registered office of the Company is located at 15th Floor, Tianjin Building, 167 Connaught Road West, Hong Kong.

(b) The share registrar and transfer office of the Company is Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(c) Mr. Tsang Hon Nam was appointed an executive Director and the financial controller of the Company in February 2004. Mr. Tsang graduated from The Chinese University of Hong Kong and holds a Bachelor's degree in Science. He is an associate of the Hong Kong Institute of Certified Public Accountants and a fellow of the Association of Chartered Certified Accountants. Mr. Tsang possesses experience in financial management, audit, corporate finance and corporate governance matters of both listed and unlisted companies.

(d) The secretary of the Company is Ms. Cheung Mo Ching. She was appointed the company secretary of the Company in August 1999. She holds a Bachelor's degree (Hon) in Accountancy and is an associate of both the Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Company Secretaries. She has extensive experience in company secretarial practice, corporate regulatory compliance and corporate governance matters.

(e) The English text of this circular shall prevail over the Chinese text.

9. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the office of the Company at 15th Floor, Tianjin Building, 167 Connaught Road West, Hong Kong during normal business hours on any weekday, except public holidays, from the date of this circular up to 9th March, 2005:

(a) the memorandum and articles of association of the Company;

(b) the annual reports of the Company for each of the two financial years ended 31st December, 2002 and 2003;

(c) the published interim report of the Company for the six months ended 30th June, 2004;

(d) the material contracts referred to in paragraph 7 of this Appendix II;

(e) a copy of the circular dated 2nd July, 2004 issued by the Company in relation to the increase in total investment and registered capital of Zhongyue Tinplate which constituted a discloseable transaction under Chapter 14 of the Listing Rules; and

(f) a copy of the circular dated 24th December, 2004 issued by the Company in relation to the disposal of the Company's interest in a subsidiary of the Group which constituted a discloseable transaction under Chapter 14 of the Listing Rules.

(d) 本附錄二第7段所述之重大合約;

(e) 本公司於二零零四年七月二日刊發之通函,內容關於增加中粵馬口鐵之總投資額及註冊資本,該項交易構成上市規則第14章之須予披露交易;及

(f) 本公司於二零零四年十二月二十四日刊發之通函,內容關於出售本公司於本集團附屬公司之權益,該項交易構成上市規則第14章之須予披露交易。

(p) 本公司與湛劉均先生於二零零三年二月一日訂立之協議，以出售本公司所持香港塘魚水產有限公司已發行股本之20%權益。

8. 其他事項

(a) 本公司之註冊辦事處位於香港干諾道西167號天津大廈15樓。

(b) 本公司之股份過戶登記處為香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712－1716室。

(c) 曾翰南先生，於二零零四年二月獲委任為本公司執行董事兼財務總監。曾先生畢業於香港中文大學，持有理學士學位。彼為香港會計師公會會員及特許公認會計師公會資深會員。曾先生對上市公司及非上市公司的財務管理、稽核、企業融資及公司管治均具經驗。

(d) 本公司之公司秘書為張慕貞女士。張女士於一九九九年八月獲本公司委任為公司秘書。彼持有會計學（榮譽）學士學位，且為英國特許秘書及行政人員公會及香港公司秘書公會之會員。彼對公司秘書實務、遵守企業規管及公司管治具備豐富經驗。

(e) 本通函之中、英文本如有歧義，概以英文本為準。

9. 備查文件

以下文件於本通函刊發日期起至二零零五年三月九日之期間內，於星期一至星期六（公眾假期除外）之一般營業時間內於本公司之辦事處可供查閱，地址為香港干諾道西167號天津大廈15樓：

(a) 本公司之組織章程大綱章程細則；

(b) 本公司截至二零零二年及二零零三年十二月三十一日止兩個財政年度各年之年報；

(c) 本公司截至二零零四年六月三十日止六個月已刊發之中期報告；

(f) 本公司與中粵材料於二零零四年十二月十三日訂立之貸款協議，據此，本公司向中粵材料提供50,000,000港元之貸款；

(g) 本公司與嘉美(中國)有限公司於二零零四年十二月一日訂立之協議，以(其中包括)出售本公司所持廣南(湛江)家豐飼料有限公司註冊資本之100%權益；

(h) 嘉美(中國)有限公司之股東於二零零四年十二月一日訂立之抵押，乃關於將嘉美(中國)有限公司之所有已發行股本抵押予本公司；

(i) 嘉美(中國)有限公司於二零零四年十二月一日訂立之債權證，就其所有業務、物業及資產設立第一浮動押記，抵押予本公司；

(j) 廣東省高要食品進出口公司(「高要食出」)與本公司於二零零四年七月二十四日訂立之抵銷協議，據此，高要食出同意轉讓約人民幣1,500,000元予本公司；

(k) 本公司與深圳市農牧實業有限公司於二零零四年七月二十三日訂立之協議，以出售本公司所持高要廣南註冊資本之51%權益；

(l) 高要食出、高要廣南畜牧發展有限公司(「高要廣南」)與本公司於二零零四年七月二十二日訂立之債務轉讓書，據此，高要廣南將高要食出結欠約人民幣1,680,000元之債項轉讓予本公司；

(m) 本公司與廣東控股於二零零四年七月七日訂立之貸款協議，據此，廣東控股同意提供50,000,000港元之貸款予本公司；

(n) 中粵材料與中山火炬於二零零四年六月八日訂立之補充合同，據此將中粵馬口鐵總投資額及註冊資本分別由58,064,200美元及26,906,200美元增加至73,064,200美元及41,906,200美元；

(o) 本公司與東莞市廣利食品進出口有限公司於二零零三年八月十八日訂立之協議，以出售本公司所持東莞廣南畜牧發展有限公司註冊資本之51%權益；及

除本通函所披露者外，概無董事及彼等之聯繫人士（定義見上市規則）於與本集團業務競爭或可能競爭之任何業務中擁有任何其他權益。

6. 董事之其他權益

於最後可行日期，除本集團成員公司之間及本集團與廣控集團之間進行之交易（根據上市規則披露或豁免披露之交易），以及董事僅作為本集團及／或廣控集團之董事而擁有之權益外：

(a) 概無董事於本集團任何成員公司自二零零三年十二月三十一日（本集團最新近刊發之經審核綜合財務報表之編製日期）以來收購、出售或租賃或擬收購、出售或租賃之任何資產中，直接或間接擁有任何權益；及

(b) 概無董事於最後可行日期仍然生效且對本集團之業務屬重大之任何合約或安排中擁有重大權益。

7. 重大合約

本集團之成員公司於二零零五年二月一日（即本公佈發表日期）前兩年至最後可行日期（包括當日）內訂立以下合約（並非於日常業務中訂立者）：

(a) 補充合同；

(b) 本公司與兆邦有限公司於二零零四年十二月三十日訂立之協議，以出售本公司所持香港果菜碼頭有限公司已發行股本之20%權益；

(c) 廣南（湛江）家豐飼料有限公司於二零零四年十二月二十八日訂立之固定抵押，將其所有資產抵押予本公司；

(d) 嘉美（中國）有限公司訂立之抵押，將其於廣南（湛江）家豐飼料有限公司註冊資本之所有權益抵押予本公司；

(e) 中粵材料於二零零四年十二月十四日訂立之抵押，將中粵馬口鐵註冊資本之95%權益抵押予本公司；

除上文所披露者外，於最後可行日期，概無任何人士（本公司董事或行政總裁除外）知會本公司其於本公司股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之權益或淡倉，或直接或間接擁有附帶權利於所有情況下可在本集團任何成員公司之股東大會上投票之任何類別股本面值10%或以上，或擁有相關股本之任何購股權。

3. 訴訟

本集團向一間附屬公司前少數股東就其拖欠本集團約40,000,000港元提出法律訴訟。本集團已質押等同金額之應收票據予一間中國境內之認可銀行，以獲取該銀行為本集團向東莞市中級人民法院發出一份擔保書。本集團已就此筆應收款項於截至二零零零年十二月三十一日止兩個財政年度全數計提撥備。本公司認為該宗訴訟將不會對本集團截至二零零四年止年度之財政狀況造成任何重大不利影響。

除上文所披露者外，於最後可行日期，本集團各成員公司概無涉及任何重大訴訟或仲裁，而據董事所知，本集團各成員公司亦無任何懸而待決或面臨威脅之重大訴訟或索償。

4. 董事服務合約

董事概無與本集團任何成員公司訂立不可於一年內予以終止而毋須賠償（法定賠償除外）之服務合約。

5. 董事於競爭業務之權益

董事梁江先生及羅蕃郁先生亦為廣東控股之董事。廣控集團擁有多元化之業務權益，其中包括製造業務、貿易及零售等。上述廣控集團之業務權益與本集團若干業務權益之範圍相同或類似。然而，本公司董事並不認為廣控集團之任何業務直接或間接在任何重大方面與本集團之業務競爭。

董事趙雷力先生亦為粵港及廣東控股之董事。粵港集團擁有多元化之業務權益，其中包括製造業務、貿易及零售等。前述粵港集團之業務權益與本集團若干業務權益之範圍相同或類似。然而，董事並不認為粵港集團之任何業務直接或間接在任何重大方面與本集團之業務競爭。

主要股東

於最後可行日期，就本公司任何董事或行政總裁所知，以下人士（本公司董事及行政總裁除外）於本公司股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之權益或淡倉，或直接或間接擁有附帶權利於所有情況下可在本集團任何成員公司之股東大會上投票之任何類別股本面值10%或以上，或擁有相關股本之任何購股權：

名稱	實益持有之普通股數目	佔所持已發行股本概約百分比	好倉／淡倉
粵港（*附註*）	5,364,948,680	59.51%	好倉
廣東控股	5,364,948,680	59.51%	好倉

附註：粵港於本公司之應佔權益乃透過其於廣東控股之100%直接權益持有。

本公司附屬公司名稱	主要股東名稱	佔已發行股本概約百分比	好倉／淡倉
高要廣南畜牧發展有限公司*	廣東省高要食品進出口公司*	49%	好倉
廣東廣南天美食品發展有限公司（被入禀法院申請清盤）	廣東省食品企業集團公司*	45%	好倉
廣南（KK）超級市場有限公司（清盤中）	Halifax Development Company Limited	12.5%	好倉
	紅湖投資有限公司	17.5%	好倉
廣州經濟技術開發區廣之傑倉儲有限公司*（清盤中）	廣東省連鎖經營協會*	20%	好倉

*　*此等公司並無英文公司名稱。*

聯法團(定義見證券及期貨條例第XV部)之股份、相關股份或債券中擁有任何權益或淡倉,而須(i)根據證券及期貨條例第XV部第7及8分部(包括根據證券及期貨條例之該等條文董事或行政總裁被視為或當作擁有之權益或淡倉)知會本公司及聯交所;或(ii)記入本公司根據證券及期貨條例第352條置存之登記冊中;或(iii)根據標準守則知會本公司及聯交所。

本公司之購股權

於最後可行日期,本公司若干僱員於以下認購本公司股份之權利中擁有權益。每份購股權給予持有人權利可認購一股股份。

類別	購股權授出日期#	購股權數目 於二零零四年一月一日持有	購股權數目 於最後可行日期持有	購股權行使期	行使購股權時須支付之每股價格
		千份	*千份*		*港元*
僱員及其他參與者	24/08/01	33,500	33,500	26/11/01至25/11/06*	0.1495
	06/02/04	–	51,900	06/05/04至05/05/09**	0.1582

\# *購股權之歸屬期由授出購股權之日起直至行使期開始為止或承授人於本公司或其附屬公司擔任全職僱員滿半年之日為止(以較後者為準)。*

* *倘二零零六年十一月二十五日並非香港營業日,行使期將於緊接該日前之一個營業日的營業時間結束時完結。*

** *倘二零零九年五月五日並非香港營業日,行使期將於緊接該日前之一個營業日的營業時間結束時完結。*

購買股份或債券之安排

除上文「董事於股份、相關股份及債券之權益及淡倉」一節內所述董事持有之購股權外,於最後可行日期,本公司或其任何附屬公司、其控股公司或其控股公司之任何附屬公司概無參與任何安排,藉以透過收購本公司或任何其他法人團體之股份或債券而使董事取得利益。

董事之其他資料

除本通函附錄二「董事於競爭業務之權益」一段所披露之資料外,非執行董事梁劍琴女士為廣東控股財務部之總經理。

(iii) 金威啤酒集團有限公司

董事姓名	所持普通股數目（個人權益）	佔所持已發行股本概約百分比
趙雷力	300,000	0.02%
羅蕃郁	70,000	0.005%
梁劍琴	46,000	0.003%

(iv) 粵海制革有限公司

董事姓名	所持普通股數目（個人權益）	佔所持已發行股本概約百分比
羅蕃郁	70,000	0.013%

附註： 根據証券及期貨條例第XV部之定義，粵海投資有限公司、金威啤酒集團有限公司及粵海制革有限公司均為本公司之相聯法團。

II 於有關本公司普通股之購股權之好倉

董事姓名	購股權授出日期#	購股權數目		購股權行使期	行使購股權時須支付之每股價格
		於二零零四年一月一日持有	於最後可行日期持有		
		千份	*千份*		*港元*
梁江	06/02/04	–	20,000	06/05/04至05/05/09*	0.1582
譚雲標	06/02/04	–	15,000	06/05/04至05/05/09*	0.1582

\# *購股權之歸屬期由授出購股權之日起直至行使期開始為止或承授人於本公司或其附屬公司擔任全職僱員滿半年之日為止（以較後者為準）。*

* *倘二零零九年五月五日並非香港營業日，行使期將於緊接該日前之一個營業日的營業時間結束時完結。*

除上文所披露者及由各董事以信託人身份代本公司持有本公司之附屬公司若干代名人股份外，於最後可行日期，本公司董事及行政總裁概無於本公司及其相

1. 責任聲明

本通函載有符合上市規則所需之詳情，旨在提供有關本集團之資料。董事願共同及個別對本通函所載資料之準確性承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏任何其他事實，致使本通函所載內容產生誤導。

2. 權益披露

董事於股份、相關股份及債券之權益及淡倉

於最後可行日期，本公司董事及行政總裁於本公司及其相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份或債券中擁有如下權益及淡倉，而須(i)根據證券及期貨條例第XV部第7及8分部（包括根據證券及期貨條例本公司董事或行政總裁被視為或當作擁有之權益或淡倉）知會本公司及聯交所；或(ii)記入本公司根據證券及期貨條例第352條置存之登記冊中；或(iii)根據上市規則所載上市公司董事進行證券交易之標準守則（「標準守則」）知會本公司及聯交所：

I 於普通股之好倉

(i) 本公司

董事姓名	所持普通股數目（個人權益）	佔所持已發行股本概約百分比
梁江	800,000	0.009%

(ii) 粵海投資有限公司

董事姓名	所持普通股數目（個人權益）	佔所持已發行股本概約百分比
羅蕃郁	200,000	0.004%
梁劍琴	200,000	0.004%

(以港幣列示)

於最後可行日期，本集團若干應收票據(金額約為40,000,000港元)已抵押予一中國境內之認可銀行，以獲取該銀行為本集團向東莞市中級人民法院發出一份擔保書，作為本集團向一家附屬公司之前少數股東追討同等金額欠款之法律訴訟之擔保。

除上文所述及除集團內公司間之負債外，於最後可行日期，本集團概無任何未償還按揭、抵押、債務證券(不論為已發行及尚未償還、已批准發行或已增設但未發行)、有期貸款及透支及承兑負債(正常商業票據除外)或承兑信貸、租購承擔或重大或然負債或擔保。

就上述債務聲明而言，外幣款額已按於二零零五年一月三十一日之滙率換算為港元。

3. 財務及經營前景

於最後可行日期，董事並不知悉自二零零三年十二月三十一日(即本集團最近期公佈經審核綜合財務報表之編製日期)以來，本集團之財務或經營狀況有任何重大不利變動。

本集團截至二零零四年六月三十日止六個月之經營業績略低於去年同期。業績下降主要由於缺乏基板及生產馬口鐵之基板及其他原材料之價格大幅上升。然而，由於預期基板廠將於二零零六年年底投產，預期將可解決基板短缺之問題。上述各項將有利於中粵馬口鐵未來之業務穩定發展。預期增加資本將不會對截至二零零四年十二月三十一日止財政年度本公司每股股份有形資產淨值或每股股份盈利造成任何重大影響。除本公司之附屬公司中粵材料持有之中粵馬口鐵之投資增加及中粵材料持有之現金減少外，董事預期增加資本將不會對本公司之盈利及／或資產及負債造成任何重大影響。

4. 營運資金

就董事所知及所信，經考慮現有可用之銀行融資及內部資源後，董事認為在並無未能預見之情況下，本集團有足夠之營運資金應付其目前所需。

(以港幣列示)

37. **清盤中的公司清單**

正進行或已入稟法院申請清盤的公司的詳情如下：

公司名稱	主要經營國家／地點	所持股份類別	已發行及繳足股本／註冊股本	下列公司所持已發行股本／註冊股本的面值比例 本公司	附屬公司
廣南(KK)超級市場有限公司#	香港	普通股	20,000,000元	–	70%
廣東廣南天美食品發展有限公司##	中國	不適用	人民幣34,820,000元	–	55%
廣州經濟技術開發區廣之傑倉儲有限公司###	中國	不適用	6,500,000美元	–	80%

\# 於二零零一年六月開始清盤的公司

\## 於中國成立的中外合資企業，並於二零零一年七月被入稟法院申請清盤

\### 於中國成立的中外合資企業，並於二零零三年五月開始清盤

38. **聯營公司清單**

於二零零三年十二月三十一日的聯營公司的詳情如下：

聯營公司名稱	主要經營國家／地點	所持股份類別	下列公司所持已發行股本／註冊股本的面值比例 本公司	附屬公司	主要業務
香港果菜碼頭有限公司	香港	普通股	20%	–	果菜批發
黃龍食品工業有限公司*	中國	不適用	40%	–	加工及銷售玉米食品及飼料產品
中山寶利食品有限公司*	中國	不適用	30%	–	罐頭食品加工

* 於中國成立的中外合資企業

2. 債務

於本通函付印前就本債務聲明而言之最後可行日期，本集團之無抵押及無擔保非財務機構借款約為7,878,000港元，並結欠一家同母系附屬公司約23,250,000港元(無抵押及無擔保)。

(以港幣列示)

36. 附屬公司清單*(續)*

附屬公司名稱	主要經營國家／地點	所持股份類別	已發行及繳足股本／註冊股本	下列公司所持已發行股本／註冊股本的面值比例		主要業務
				本公司	附屬公司	
廣南超市發展有限公司	香港	普通股	135,742,220元	100%	–	投資控股
廣南貿易發展有限公司	香港	普通股	73,916,728元	100%	–	食品貿易
廣南(湛江)家豐飼料有限公司#	中國	不適用	5,000,000元	100%	–	生產及經銷飼料
興龍國際有限公司	香港	普通股	100,000元	100%	–	暫無業務
金皇食品投資有限公司(於英屬處女群島註冊成立)	香港	普通股	1,000,000元	100%	–	投資控股
金皇食品投資有限公司	香港	普通股	1,000,000元	–	100%	投資控股
南昌(香港)有限公司	香港	普通股	7,000,000元	100%	–	暫無營業
中粵材料有限公司	香港	普通股	10元	–	100%	經銷用於生產馬口鐵產品的原材料
		無投票權遞延股	230,000,000元	–	–	
中山市山海實業有限公司*	中國	不適用	人民幣45,600,000元	–	95%	物業發展及租賃
中山中粵馬口鐵工業有限公司*	中國	不適用	26,906,200美元	–	95%	生產及銷售馬口鐵產品

* 於中國成立的中外合資企業

\# 於中國成立的外商獨資企業

(以港幣列示)

34. 退休福利計劃

本集團根據香港強制性公積金計劃條例，為受到香港僱傭條例司法管轄的香港僱員經營一套強制性公積金計劃(「強積金計劃」)。強積金計劃的資產與本集團的資產分開持有，並由一名獨立受託人管理。根據強積金計劃，本集團及其僱員各自須按有關僱員的有關收入的5%向計劃作出供款，而供款以每月有關收入20,000元為上限(「上限」)。超出上限的款額乃為僱主及僱員作為強積金計劃的自願供款。強積金計劃的強制供款歸僱員所有。自願性供款之任何未歸屬結餘乃退還予本集團。

本集團派駐香港以外地區工作的僱員受到當地適用的安排保障。

截至二零零三年十二月三十一日止年度，計入損益表的本集團退休金費用達1,979,000元(二零零二年：2,572,000元)。本年度退還的沒收供款為1,405,000元(二零零二年：2,039,000元)。

35. 最終控股公司

董事認為於二零零三年十二月三十一日的最終控股公司是於中國成立的廣東粵港投資控股有限公司。

36. 附屬公司清單

於二零零三年十二月三十一日的附屬公司的詳情如下：

附屬公司名稱	主要經營國家／地點	所持股份類別	已發行及繳足股本／註冊股本	下列公司所持已發行股本／註冊股本的面值比例 本公司	附屬公司	主要業務
Best Keen Enterprises Limited 佳健企業有限公司 (於英屬處女群島註冊成立)	香港	普通股	1美元	100%	–	暫無營業
東莞金皇食品有限公司#	中國	不適用	人民幣40,000,000元	–	100%	租賃
Gain First Investments Limited (於英屬處女群島註冊成立)	香港	普通股	1美元	100%	–	投資控股
高要廣南畜牧發展有限公司*	中國	不適用	3,759,000美元	51%	–	租賃
廣南倉儲有限公司	香港	普通股	10,000,000元	–	100%	投資控股
廣南鮮活食品有限公司	香港	普通股	1,000,000元	100%	–	經銷鮮活食品
廣南超市(中國)有限公司	香港	普通股	2元	100%	–	暫無營業

(以港幣列示)

33. 重大關連交易

本年度依董事認為對本集團而言屬重大的關連交易總結如下：

	附註	二零零三年 千元	二零零二年 千元
銷售貨品予關連公司	(b)	2,776	7,712
從關連公司採購貨品	(b)	23,582	24,525
從一間聯營公司收取利息	(c)	1,462	2,340
出售聯營公司之收益淨額		–	427
就提早贖回可換股票據支付予一間同母系附屬公司的現金	26	80,000	105,000
從關連公司收取管理費		–	1,010
應付直接控股公司代墊的費用		428	833
應付一間同母系附屬公司的可換股票據利息		3,443	6,345
收取直接控股公司的補貼		–	5,712
提供水電及租賃予一間同母系附屬公司		3,181	3,187
支付一間關連公司代理費		582	41

附註：

(a) 於十二月三十一日與關連公司的結餘包括在資產負債表應收／應付有關人士的款項內。該等結餘乃免息及無固定還款期，惟該等在下文附註(c)披露者除外。

(b) 銷售／採購貨品的關連公司包括聯營公司及非全資擁有附屬公司之少數股東。

(c) 一九九九年，本公司與聯營公司黃龍食品工業有限公司訂立一項無抵押股東貸款協議。根據此協議，本公司向該聯營公司提供墊款6,700,000美元(約港幣52,000,000元)，並按年息率7.8厘計息。該筆款項須由二零零零年一月一日起計五年內悉數償還，而本金及利息須每年支付兩次。於結算日，該聯營公司欠款及應收該聯營公司的利息分別為9,782,000元(二零零二年：25,507,000元)及零元(二零零二年：920,000元)。

(以港幣列示)

30. **綜合現金流量表附註** *(續)*

(b) **就出售一間附屬公司的淨現金流入的分析**

	二零零三年
	千元
現金代價	4,711
去除現金及現金等價物	(324)
就出售一間附屬公司的淨現金流入	4,387

31. **承擔**

(a) 於二零零三年十二月三十一日未償付而又未在財務報表內提撥準備的資本承擔如下：

	本集團	
	二零零三年	二零零二年
	千元	千元
已訂約	971	1,348
已授權但未訂約	2,814	2,825
	3,785	4,173

(b) 於二零零三年十二月三十一日根據不可解除的經營物業租賃在日後應付的最低租賃款項總數如下：

	本集團	
	二零零三年	二零零二年
	千元	千元
一年內	625	707
一年後但五年內	939	915
五年後	4,342	—
	5,906	1,622

本集團根據經營租賃租用多項物業。租賃初步為期一至三十年，期滿時可於重新磋商所有條款後續期。租賃概無包括或然租金。

(c) 於二零零三年十二月三十一日，本公司已承諾提供6,489,000元(二零零二年：6,489,000元)資金予本集團一間聯營公司。

32. **訴訟**

於二零零三年十二月三十一日，本集團向一附屬公司前少數股東就其拖欠本集團約40,000,000元提出法律訴訟。本集團已抵押等同金額之應收票據予一中國境內之認可銀行，以獲取該銀行為本集團向東莞市中級人民法院發出一份擔保書。該筆欠款已於以往年度全數計提撥備。

管理層確立收賬工作乃本集團的重要事項，並將繼續投放合理足夠的資源。現階段，追討債項工作仍然進行，當中包括聘用收賬代理及對部份債務人提出法律訴訟，以積極地追討應收賬款。

(以港幣列示)

29. **儲備**(續)

(b) **本公司**

	股份溢價	資本贖回儲備	資本儲備	投資物業重估儲備	累計虧損	總額
	千元	千元	千元	千元	千元	千元
於二零零二年一月一日	1,743,509	971	48,157	263	(2,331,847)	(538,947)
根據購股權計劃發行股份	2,723	–	–	–	–	2,723
重估虧損(附註15(d))	–	–	–	(263)	–	(263)
本年度溢利	–	–	–	–	60,799	60,799
於二零零二年十二月三十一日	1,746,232	971	48,157	–	(2,271,048)	(475,688)
於二零零三年一月一日	1,746,232	971	48,157	–	(2,271,048)	(475,688)
根據購股權計劃發行股份	866	–	–	–	–	866
重估盈餘(附註15(d))	–	–	–	12,100	–	12,100
本年度溢利	–	–	–	–	73,405	73,405
於二零零三年十二月三十一日	1,747,098	971	48,157	12,100	(2,197,643)	(389,317)

於二零零二年及二零零三年十二月三十一日,本公司並無可供分派予股東之儲備。

30. **綜合現金流量表附註**

(a) **出售一間附屬公司**

	二零零三年
	千元
已出售淨資產/(負債):	
存貨	18,666
業務應收款、訂金及預付款	5,536
現金及現金等價物	324
業務及其他應付款項	(12,759)
短期借款	(3,777)
應付少數股東	(12,192)
	(4,202)
解除儲備	(184)
	(4,386)
收回現金	4,711

(以港幣列示)

29. 儲備

(a) 本集團

	股份溢價	資本贖回儲備	資本儲備	滙兌變動儲備	投資物業重估儲備	其他儲備	累計虧損	總額
	千元	千元	千元	千元	千元	千元	千元	千元
於二零零二年一月一日	1,743,509	971	49,050	858	263	1,319	(2,335,329)	(539,359)
綜合產生的滙兌差額	–	–	–	(128)	–	–	–	(128)
本年度溢利	–	–	–	–	–	–	115,509	115,509
重估盈餘(減少數股東權益 *(附註15(d))*	–	–	–	–	16,339	–	–	16,339
根據購股權計劃發行股份	2,723	–	–	–	–	–	–	2,723
應佔聯營公司儲備	–	–	–	(53)	–	–	–	(53)
轉撥往法定儲備	–	–	–	–	–	1,844	(1,844)	–
於二零零二年十二月三十一日	1,746,232	971	49,050	677	16,602	3,163	(2,221,664)	(404,969)
於二零零三年一月一日	1,746,232	971	49,050	677	16,602	3,163	(2,221,664)	(404,969)
綜合產生的滙兌差額	–	–	–	(1,232)	–	–	–	(1,232)
本年度溢利	–	–	–	–	–	–	102,762	102,762
重估盈餘(減少數股東權益及遞延稅項) *(附註15(d))*	–	–	–	–	3,998	–	–	3,998
出售一間附屬公司變現的儲備	–	–	–	32	–	(216)	–	(184)
根據購股權計劃發行股份	866	–	–	–	–	–	–	866
應佔聯營公司儲備	–	–	–	(575)	–	–	–	(575)
轉撥往法定儲備	–	–	–	–	–	9,060	(9,060)	–
於二零零三年十二月三十一日	1,747,098	971	49,050	(1,098)	20,600	12,007	(2,127,962)	(299,334)

於二零零三年十二月三十一日的累計虧損包括聯營公司應佔虧損27,497,000元(二零零二年:虧損48,431,000元)。

股份溢價及資本贖回儲備的運用分別受香港《公司條例》第48B及49H條的規管。

已設立資本儲備、滙兌變動儲備及重估儲備,並將根據就於二零零一年一月一日前收購附屬公司及聯營公司所產生的商譽/資本儲備、外幣換算及物業重估(附註1)而採納的會計政策予以處理。其他儲備指於中國成立的實體的法定儲備。

(以港幣列示)

27. **權益計酬福利**(續)

(c) **期內行使購股權的詳情**

行使日	行使價	每股於行使日的市場價	收益	數目
二零零三年九月十六日	0.1495元	0.165元	2,466,750元	16,500,000
二零零三年十一月十一日	0.1495元	0.169元	149,500元	1,000,000
				17,500,000

28. **股本**

	二零零三年		二零零二年	
	股份數目(千股)	千元	股份數目(千股)	千元
法定股本:				
每股面值0.1元的普通股	15,000,000	1,500,000	15,000,000	1,500,000
已發行及繳足股本:				
於一月一日	8,998,333	899,833	8,943,333	894,333
根據購股權計劃發行股份	17,500	1,750	55,000	5,500
於十二月三十一日	9,015,833	901,583	8,998,333	899,833

於二零零三年九月十六日,認購本公司16,500,000股每股0.1元普通股的購股權被行使,代價為2,467,000元,其中1,650,000元已列賬為股本,餘數817,000元列賬為股份溢價。

於二零零三年十一月十一日,認購本公司1,000,000股每股0.1元普通股的購股權被行使,代價為149,000元,其中100,000元已列賬為股本,餘數49,000元列賬為股份溢價。

於二零零二年,認購本公司55,000,000股每股0.1元普通股的購股權被行使,代價為8,223,000元,其中5,500,000元已列賬為股本,餘數2,723,000元列賬為股份溢價。

(以港幣列示)

26. 可換股票據

於二零零一年十二月三日，本公司發行可換股票據185,000,000元予Richway Resources Limited，作為收購中粵材料有限公司的部分代價。該等票據按固定年息率4.5厘計息，並可於任何營業日(除卻本公司暫停辦理本公司股份過戶登記期間或於二零零六年十二月三日到期日前十個營業日)轉換為本公司的普通股，初步換股價為每股0.155元，於若干情形下可予調整。

二零零二年內，金額為數105,000,000元的可換股票據以現金及按票面值被贖回。年內，本公司以現金及按票面值贖回餘下的80,000,000元可換股票據。

27. 權益計酬福利

為使董事及僱員與股東之間的利益能夠一致，本公司於一九九四年十一月二十一日實行採納一項購股權計劃(「一九九四年購股權計劃」)。根據該等計劃，董事獲授權向個別本公司或其附屬公司的董事及僱員提出，邀請其認購董事授出的購股權以認購本公司股份。按一九九四年購股權計劃，提出的邀請可自該邀請發出日起二十一天內以書面接納。授出的購股權可於授出日起至自授出日計四年之最後一天或二零零四年十一月二十日兩日較早之日的期間行使。該一九九四年購股權計劃將於二零零四年十一月二十日屆滿。

其後，為了使公司的購股權計劃條款能與時並進，從而為董事提供更大的彈性，本公司於二零零一年八月二十四日採納一項新購股權計劃(「二零零一年購股權計劃」)。根據該等計劃，董事獲授權向個別本公司或其附屬公司的全職受聘僱員，包括執行董事，但不含非執行董事，邀請其認購董事授出的購股權以認購本公司股份。按二零零一年購股權計劃，提出的邀請可由認購者以10元的代價支付予本公司及自該邀請發出日起二十一天內以書面接納。購股權可於授出日之後滿三個月起至五年期間內行使。每一股購股權只能認購一股本公司股份。該二零零一年購股權計劃將會於二零一一年八月二十三日屆滿。

(a) 購股權變動

	二零零三年 數目	二零零二年 數目
於一月一日	176,000,000	302,200,000
行使	(17,500,000)	(55,000,000)
失效	(125,000,000)	(71,200,000)
於十二月三十一日	33,500,000	176,000,000
於十二月三十一日的既得購股權	33,500,000	176,000,000

(b) 於資產負債表日未屆滿及未行使購股權的條款

授出日	購股權行使期	每股行使價	二零零三年 數目	二零零二年 數目
二零零一年八月二十四日	二零零一年十一月二十六日至二零零六年十一月二十五日	0.1495元	33,500,000	176,000,000

（以港幣列示）

24. 計息借款

	本集團		本公司	
	二零零三年	二零零二年	二零零三年	二零零二年
	千元	千元	千元	千元
有抵押銀行貸款	2,814	–	–	–
無抵押銀行貸款	–	3,898	–	–
無抵押其他貸款	54,886	55,114	–	–
	57,700	59,012	–	–

於二零零三年十二月三十一日，本集團的銀行貸款中包括了一筆為數2,814,000元（二零零二年：3,898,000元）的貸款是以本集團淨值為2,814,000元若干的固定資產作抵押。其他貸款均為無抵押、按通知還款及按息率6.5厘至7.5厘（二零零二年：6.5厘至7.67厘）計息。

於二零零三年十二月三十一日，計息借款的還款期分析如下：

	本集團		本公司	
	二零零三年	二零零二年	二零零三年	二零零二年
	千元	千元	千元	千元
一年內或按通知	57,700	59,012	–	–

25. 業務及其他應付款項

	本集團		本公司	
	二零零三年	二零零二年	二零零三年	二零零二年
	千元	千元	千元	千元
業務應付賬款	74,883	61,172	3,359	3,359
其他應付款項及應計提費用	129,422	174,790	17,904	34,698
應付聯營公司款項	2,405	1,702	–	–
應付少數股東款項	7,204	3,993	–	–
應付控股公司及同母系附屬公司款項	46,608	46,676	108	201
應付關連公司款項	1,914	391	297	464
	262,436	288,724	21,668	38,722

預期將於一年後付清的業務及其他應付款項為1,022,000元（二零零二年：2,149,000元）。

包括在業務及其他應付款項的為業務應付賬款，其賬齡分析如下：

	本集團		本公司	
	二零零三年	二零零二年	二零零三年	二零零二年
	千元	千元	千元	千元
一個月內或接獲通知時到期	74,443	61,092	3,359	3,359
一個月後但三個月內到期	334	–	–	–
三個月後但十二個月內到期	13	10	–	–
一年後但二年內到期	23	–	–	–
超過兩年	70	70	–	–
	74,883	61,172	3,359	3,359

(以港幣列示)

22. 業務及其他應收款項

	本集團		本公司	
	二零零三年	二零零二年	二零零三年	二零零二年
	千元	千元	千元	千元
業務應收賬款	41,058	39,736	–	–
應收票據	83,409	61,610	–	–
其他應收款項、訂金及預付款	18,749	13,798	1,859	2,635
應收少數股東款項減準備	–	909	–	–
應收同母系附屬公司款項	5,333	347	4,670	163
應收關連公司款項減準備	33	23	–	–
	148,582	116,423	6,529	2,798

計入業務及其他應收款項為預期可於一年後收回的結餘101,000元(二零零二年:639,000元)。

包括在業務及其他應收款項的為業務應收賬款及應收票據(減呆壞賬準備),以發票日期分類之賬齡分析如下:

	本集團		本公司	
	二零零三年	二零零二年	二零零三年	二零零二年
	千元	千元	千元	千元
一個月內	116,852	40,931	–	–
一至三個月	6,294	37,712	–	–
超過三個月但少於十二個月	947	22,599	–	–
超過一年但少於兩年	328	104	–	–
超過兩年	46	–	–	–
	124,467	101,346	–	–

本集團有一套既定政策,信貸期由預付至不超過180日。

於二零零三年十二月三十一日,本集團若干的應收票據金額為40,000,000元經已抵押予一間銀行,以獲取該銀行為本集團向東莞市中級人民法院發出一份擔保書,用作本集團向一附屬公司前少數股東提出取回欠本集團40,000,000元的法律訴訟。詳情於附註32透露。

23. 現金及現金等價物

	本集團		本公司	
	二零零三年	二零零二年	二零零三年	二零零二年
	千元	千元	千元	千元
銀行存款	127,605	173,338	11,351	23,005
銀行存款及現金	126,852	69,672	8,242	819
	254,457	243,010	19,593	23,824

(以港幣列示)

19. **資產負債表內的所得稅**(續)

(b) 遞延稅項資產及負債確認(續)

	二零零三年 千元	二零零二年 千元
於綜合資產負債表確認的遞延稅項額資產淨額	(3,778)	(5,764)
於綜合資產負債表確認的遞延稅項額負債淨額	9,335	–
	5,557	(5,764)

(c) 未確認遞延稅項資產:

以下項目的遞延稅項資產未被確認:

	本集團		本公司	
	二零零三年 千元	二零零二年 千元	二零零三年 千元	二零零二年 千元
可扣減暫時性差異	100,712	–	–	–
稅項虧損	2,512,713	2,497,894	2,407,328	2,390,150
	2,613,425	2,497,894	2,407,328	2,390,150

根據現時稅務條例,除12,428,000元未確認稅損將於未來五年內過期外,可扣減暫時性差異及稅項虧損是不過期的。

20. **負商譽**

	本集團 千元
帳面值:	
於二零零三年一月一日	18,693
本年度攤銷(附註7(c))	(1,447)
於二零零三年十二月三十一日	17,246

負商譽是按14年期以直線基準確認為收入。本年度負商譽的攤銷已計入綜合損益表內的「其他經營費用」中。

21. **存貨**

	本集團	
	二零零三年 千元	二零零二年 千元
原材料	32,752	39,746
製成品	11,376	26,566
零備件及消耗品	100	371
	44,228	66,683

製成品內沒有存貨是因為要以成本及估計可變現淨值兩者較低而作撥備(二零零二年:6,235,000元)後的淨值列賬。

(以港幣列示)

19. 資產負債表內的所得稅

(a) 資產負債表內的本期稅項為:

	本集團	
	二零零三年	二零零二年
	千元	千元
本年度內香港所得稅準備	258	–
關於以往年度應付稅項餘額	(1,584)	1,029
	(1,326)	1,029
香港以外稅項	5,197	7,115
預計一年內清付的應付稅項金額	3,871	8,144
代表:		
可收回稅項	(1,326)	–
應付稅項	5,197	8,144
	3,871	8,144

(b) 遞延稅項資產及負債確認:

本集團

	超過有關折舊的折舊免稅額	投資物業重估	準備	總額
	千元	千元	千元	千元
遞延稅項源自:				
於二零零二年一月一日	–	–	(4,957)	(4,957)
存入綜合損益賬內	–	–	(807)	(807)
於二零零二年十二月三十一日	–	–	(5,764)	(5,764)
於二零零三年一月一日	–	–	(5,764)	(5,764)
滙率差異	–	–	26	26
列支綜合損益賬內	7,492	–	265	7,757
列支儲備	–	3,538	–	3,538
於二零零三年十二月三十一日	7,492	3,538	(5,473)	5,557

(以港幣列示)

17. 佔聯營公司權益

	本集團		本公司	
	二零零三年	二零零二年	二零零三年	二零零二年
	千元	*千元*	*千元*	*千元*
非上市股份(按成本值)	–	–	245,530	245,530
應佔資產淨值	145,196	124,837	–	–
應收聯營公司款項	9,782	26,427	9,782	26,419
	154,978	151,264	255,312	271,949
減:減值虧損	–	–	(122,568)	(122,568)
	154,978	151,264	132,744	149,381

應收聯營公司款項包括黃龍食品工業有限公司貸款9,782,000元(二零零二年:25,507,000元),有關詳情於附註33(c)披露。

聯營公司(除另有註明外,聯營公司均在香港註冊成立)的詳情載於附註38。

18. 證券投資

(a) 投資證券

	本集團		本公司	
	二零零三年	二零零二年	二零零三年	二零零二年
	千元	*千元*	*千元*	*千元*
非上市股票(按成本值)	540	1,079	540	1,000

(b) 其他證券

	本集團		本公司	
	二零零三年	二零零二年	二零零三年	二零零二年
	千元	*千元*	*千元*	*千元*
香港上市股票(按市值)	3,247	2,813	3,247	2,813

(以港幣列示)

15. **固定資產**(*續*)

於本集團,扣除少數股東權益及遞延稅項後之重估盈餘淨值3,998,000元(二零零二年:16,339,000元),已撥往投資物業重估儲備(附註29(a))。於本公司,重估盈餘12,100,000元(二零零二年:重估虧損263,000元已撥往投資物業重估儲備)已轉到投資物業重估儲備(附註29(b))。

(e) 本集團根據經營租賃租出投資物業、一個養豬場及一些機器。該等租賃初期為期一至二十八年,期滿後可於重新磋商所有條款後續期。該等租賃概無包括或然租金。

本集團及本公司持作經營租賃用途的投資物業的賬面值總額分別達185,988,000元(二零零二年:178,048,000元)及62,000,000元(二零零二年:49,900,000元)。本集團持作經營租賃用途的機器的賬面總額為9,110,000元(二零零二年:26,481,000元)及有關累計折舊為7,698,000元(二零零二年:21,607,000元)。

根據不可解除的經營租賃在日後應收的最低租賃款項總數如下:

	本集團		**本公司**	
	二零零三年	**二零零二年**	**二零零三年**	**二零零二年**
	千元	*千元*	*千元*	*千元*
一年內	18,450	21,732	1,728	1,969
一年後但五年內	59,126	61,171	1,323	3,051
五年後	78,001	37,716	–	–
	155,577	120,619	3,051	5,020

(f) 於二零零三年十二月三十一日,本集團若干固定資產賬面淨值為2,814,000元(二零零二年:零元)已抵押予銀行,作為本集團取得9,004,000元(二零零二年:零元)的一般銀行信貸額。

16. **佔附屬公司權益**

	本公司	
	二零零三年	**二零零二年**
	千元	*千元*
非上市股份(按成本值)	249,878	281,610
應收附屬公司款項	656,105	649,541
	905,983	931,151
減:減值虧損	(592,463)	(617,047)
	313,520	314,104

附屬公司(除另有註明外,附屬公司均在香港註冊成立)的詳情載於附註36。該等附屬公司全部按附註1(c)界定為受控制附屬公司,並已在本集團的財務報表中綜合計算。未綜合至財務報表的正進行清盤公司詳情載於附註37。

(以港幣列示)

15. 固定資產*(續)*

(b) 本公司

	租賃物業裝修	廠房及機器、傢具、固定裝置及設備	汽車	小計	投資物業	總額
	千元	千元	千元	千元	千元	千元
成本或估值:						
於二零零三年一月一日	3,297	2,442	1,869	7,608	49,900	57,508
增置	–	214	–	214	–	214
出售	(1,916)	(44)	–	(1,960)	–	(1,960)
重估盈餘	–	–	–	–	12,100	12,100
於二零零三年十二月三十一日	1,381	2,612	1,869	5,862	62,000	67,862
代表:						
成本	1,381	2,612	1,869	5,862	–	5,862
估值 – 二零零三年	–	–	–	–	62,000	62,000
	1,381	2,612	1,869	5,862	62,000	67,862
累計折舊:						
於二零零三年一月一日	2,967	1,138	1,869	5,974	–	5,974
本年度折舊	156	247	–	403	–	403
出售時回撥	(1,812)	(21)	–	(1,833)	–	(1,833)
於二零零三年十二月三十一日	1,311	1,364	1,869	4,544	–	4,544
賬面淨值:						
於二零零三年十二月三十一日	70	1,248	–	1,318	62,000	63,318
於二零零二年十二月三十一日	330	1,304	–	1,634	49,900	51,534

(c) 物業的賬面淨值分析如下:

	本集團		本公司	
	二零零三年	二零零二年	二零零三年	二零零二年
	千元	千元	千元	千元
於香港以長期租賃持有	62,000	49,900	62,000	49,900
於中國其他地區以中期租賃持有	240,101	275,582	–	–
	302,101	325,482	62,000	49,900

(d) 本集團及本公司位於香港的投資物業於二零零三年十二月三十一日由中原測量師行有限公司(其部份員工為香港測量師學會會員)按公開市值基準重估為62,000,000元(二零零二年:49,900,000元)。本集團位於中國的投資物業123,988,000元(二零零二年:128,148,000元),由一所中國獨立的物業估值師行廣州中天衡房地產評估有限公司 – 中國註冊房地產估價師於二零零三年十二月三十一日按公開市值基準作出重估。

(以港幣列示)

15. 固定資產

(a) 本集團

	持作自用的土地及建築物 千元	租賃物業裝修 千元	廠房及機器、傢具、固定裝置及設備 千元	汽車 千元	小計 千元	投資物業 千元	總額 千元
成本或估值:							
於二零零三年一月一日	208,806	3,830	146,612	4,993	364,241	178,048	542,289
匯兑調整	(580)	–	(1,239)	(26)	(1,845)	(560)	(2,405)
增置	–	–	1,848	462	2,310	1,390	3,700
出售							
–通過出售一間附屬公司	(25,967)	–	(9,090)	(547)	(35,604)	–	(35,604)
–其他	(66)	(1,916)	(5,303)	(1,397)	(8,682)	–	(8,682)
重估盈餘	–	–	–	–	–	7,110	7,110
於二零零三年十二月三十一日	182,193	1,914	132,828	3,485	320,420	185,988	506,408
代表:							
成本	182,193	1,914	132,828	3,485	320,420	–	320,420
估值–二零零三年	–	–	–	–	–	185,988	185,988
	182,193	1,914	132,828	3,485	320,420	185,988	506,408
累計折舊及減值虧損:							
於二零零三年一月一日	61,372	3,500	79,205	3,502	147,579	–	147,579
匯兑調整	(319)	–	(1,059)	(24)	(1,402)	–	(1,402)
本年度折舊	3,141	156	5,554	199	9,050	–	9,050
減值虧損	27,892	–	2,970	–	30,862	–	30,862
出售時回撥	(39)	(1,812)	(4,565)	(1,072)	(7,488)	–	(7,488)
通過出售一間附屬公司	(25,967)	–	(9,090)	(547)	(35,604)	–	(35,604)
於二零零三年十二月三十一日	66,080	1,844	73,015	2,058	142,997	–	142,997
賬面淨值:							
於二零零三年十二月三十一日	116,113	70	59,813	1,427	177,423	185,988	363,411
於二零零二年十二月三十一日	147,434	330	67,407	1,491	216,662	178,048	394,710

(以港幣列示)

14. 分類報告(續)

按業務分類(續)

	二零零二年						
	馬口鐵	鮮活商品代理	飼料生產及牲畜飼養	食品貿易	物業租賃	分類間對銷	綜合
	千元	千元	千元	千元	千元	千元	千元
分類資產	456,199	38,078	94,509	13,699	207,763	(43,883)	766,365
佔聯營公司權益	–	516	–	–	–		516
未分配資產							196,172
總資產							963,053
分類負債	151,265	41,755	21,594	10,076	49,235	(43,883)	230,042
計息借款							59,012
可換股票據							80,000
未分配負債							79,012
總負債							448,066
年內產生的資本開支	2,041	69	604	88	9,241		

按經營地區分類

本集團之業務是在兩個主要經濟地區。本集團在香港主要經營鮮活食品代理,而大部份其他業務則在中國經營。

按經營地區分類呈列資料時,分類收益乃按顧客地區分佈計算。分類資產及資本開支則按資產之地區分佈計算。

	二零零三年		
	中國	香港	其他地區
	千元	千元	千元
來自外部客戶收益	719,699	798,781	7,327
分類資產	666,585	148,107	–
資本開支	3,418	66	–

	二零零二年		
	中國	香港	其他地區
	千元	千元	千元
來自外部客戶收益	734,553	1,027,324	21,143
分類資產	703,395	106,853	–
資本開支	11,886	157	–

（以港幣列示）

14. **分類報告** *（續）*

按業務分類 *（續）*

截至二零零二年十二月三十一日止年度

	馬口鐵	鮮活商品代理	飼料生產及牲畜飼養	食品貿易	物業租賃	分類間對銷	未分配	綜合
	千元	千元	千元	千元	千元	千元	千元	千元
來自外部客戶的收益	565,906	977,642	141,474	69,626	28,372	–	–	1,783,020
分類間收益	910	–	–	–	–	(910)	–	–
其他外部客戶收益	–	–	–	–	–	–	16,505	16,505
合計	566,816	977,642	141,474	69,626	28,372	(910)	16,505	1,799,525
分類業績	90,537	14,433	(5,314)	1,190	19,202			120,048
未分配經營收入及費用								(8,817)
經營溢利								111,231
應佔聯營公司溢利減虧損	–	(134)	–	107	–		10,603	10,576
非經營收入								35,989
非經營費用								(18,812)
融資成本								(12,045)
所得稅								(9,747)
少數股東權益								(1,683)
股東應佔溢利								115,509
年度折舊	5,897	158	4,513	4	577			
年度減值虧損	–	–	16,466	–	–			

二零零三年

	馬口鐵	鮮活商品代理	飼料生產及牲畜飼養	食品貿易	物業租賃	分類間對銷	綜合
	千元	千元	千元	千元	千元	千元	千元
分類資產	482,358	56,271	36,888	13,190	225,985	(55,443)	759,249
佔聯營公司權益	–	403	–	–	–		403
未分配資產							196,323
總資產							955,975
分類負債	137,144	50,793	14,283	11,023	61,392	(55,443)	219,192
計息借款							57,700
未分配負債							56,450
總負債							333,342
年內產生的資本開支	2,819	–	77	66	522		

(以港幣列示)

14. **分類報告** *(續)*

按業務分類 *(續)*

截至二零零三年十二月三十一日止年度

	馬口鐵	鮮活商品代理	飼料生產及牲畜飼養	食品貿易	物業租賃	分類間對銷	未分配	綜合
	千元	千元	千元	千元	千元	千元	千元	千元
來自外部客戶的收益	538,765	751,901	145,892	52,190	37,059	–	–	1,525,807
分類間收益	1,098	–	–	–	–	(1,098)	–	–
其他外部客戶收益	–	–	–	–	–	–	6,916	6,916
合計	539,863	751,901	145,892	52,190	37,059	(1,098)	6,916	1,532,723
分類業績	57,153	11,100	(12,122)	646	26,491			83,268
未分配經營收入及費用								(10,319)
經營溢利								72,949
應佔聯營公司溢利減虧損	–	(113)	–	–	–		19,489	19,376
非經營收入								66,521
非經營費用								(30,862)
融資成本								(7,664)
所得稅								(12,933)
少數股東權益								(4,625)
股東應佔溢利								102,762
年度折舊	5,130	73	2,787	56	601			
年度減值虧損	–	–	30,862	–	–			

(以港幣列示)

12. 每股盈利 *(續)*

(c) 對賬 *(續)*

	二零零三年 盈利 *千元*	二零零二年 盈利 *千元*
股東應佔溢利	102,762	115,509
因變換可換股票據而省回的利息	3,443	6,345
計算每股攤薄盈利所用的調整後股東應佔溢利	106,205	121,854

13. 會計政策之變動

在以往年度，遞延稅項負債是就收益及支出的會計與稅務處理方法之間，由所有重大時差產生而相當可能於可見將來實現的稅項影響，以負債法計提準備。同時，遞延稅項資產也只會在合理確定實現時才會確認。由二零零三年一月一日起，為了符合香港會計師公會頒佈的《會計實務準則》第12號（經修訂）的規定，本集團在遞延稅項方面採用了附註1(n)所載的新會計政策。由於採用了這項會計政策，本集團本年度的溢利減少了7,492,000元，於年結時的資產淨值則減少了11,030,000元。

新會計政策已在未來應用，由於是次會計政策的改變的影響不大，故此，期初數並沒有重列。

14. 分類報告

分類資料按本集團業務及經營地區作分類。業務分類資料因與本集團內部財務報告較相關而作為主要呈報方式。

按業務分類

本集團包括以下主要業務分類：

馬口鐵	:	生產及銷售馬口鐵及相關產品，其為食品加工生產商用作包裝物料
鮮活商品代理	:	代理鮮活商品
飼料生產及牲畜飼養	:	產銷飼料、豬隻養殖及經銷
食品貿易	:	買賣食品商品
物業租賃	:	出租物業以產生租金收入

(以港幣列示)

10. 酬金最高的個別人士

本年度本集團五名最高酬金的個別人士包括三名本公司董事(二零零二年:三名),有關酬金詳情載於上文附註9。另外兩名(二零零二年:兩名)個別人士的酬金如下:

	二零零三年 千元	二零零二年 千元
薪金及其他酬金	1,126	1,015
酌情花紅	1,507	316
退休計劃供款	328	157
	2,961	1,488

該兩名(二零零二年:兩名)個別人士的酬金範圍分別為1,000,001元至1,500,000元及1,500,001元至2,000,000元。

11. 股東應佔溢利

股東應佔溢利包括一筆已列入本公司財務報表內73,405,000元的溢利(二零零二年:60,799,000元)。

12. 每股盈利

(a) 每股基本盈利

每股基本盈利是按照股東應佔溢利102,762,000元(二零零二年:115,509,000元)及於年內已發行普通股的加權平均數9,003,262,000股(二零零二年:8,996,826,000股)計算。

(b) 每股攤薄盈利

截至二零零三年十二月三十一日止期間,每股攤薄盈利是按普通股東應佔的調整後溢利106,205,000元(二零零二年:121,854,000元)及已就所有具備潛在攤薄影響的普通股作調整得出的普通股加權平均數9,496,412,000股(二零零二年:9,908,402,000股)計算。

(c) 對賬

	二零零三年 股數 *(千股)*	二零零二年 股數 *(千股)*
計算每股基本盈利所用的加權平均普通股股數	9,003,262	8,996,826
以零代價假設發行普通股股數	493,150	911,576
計算每股攤薄盈利所用的加權平均普通股股數	9,496,412	9,908,402

(以港幣列示)

8. **綜合損益表內的所得稅** *(續)*

(b) 稅項支出與會計溢利以適用稅率對賬：

	二零零三年 千元	二零零二年 千元
除稅前溢利	120,320	126,939
按照在相關國家獲得溢利的適用稅率計算除稅前溢利的名義稅項	15,396	14,054
不可扣減支出的稅項影響	29,559	28,574
毋須應課稅收入的稅項影響	(26,038)	(29,516)
未使用而且未確認的可抵扣虧損的稅項影響	(1,706)	(3,010)
因在本年度調高中國稅率對遞延稅項期初結餘的影響	(4,147)	–
以往年度撥備過剩	(131)	(355)
實際稅項支出	12,933	9,747

9. **董事酬金**

依照香港《公司條例》第161條列報的董事酬金如下：

	二零零三年 千元	二零零二年 千元
袍金	24	24
薪金及其他酬金	3,304	3,218
酌情花紅	1,068	815
退休計劃供款	536	455
	4,932	4,512

董事酬金包括本年度支付予獨立非執行董事的袍金及其他酬金分別為9,000元及900,000元(二零零二年：9,000元及900,000元)。

董事酬金屬於以下金額範圍的董事人數如下：

	二零零三年 董事人數	二零零二年 董事人數
元		
0－1,000,000	6	12
1,000,001－1,500,000	2	1
1,500,001－2,000,000	1	–
	9	13

（以港幣列示）

8. 綜合損益表內的所得稅

(a) 綜合損益表所列的稅項為：

	二零零三年 千元	二零零二年 千元
本期稅項－香港利得稅準備		
按稅率17.5%（二零零二年：16%）本年度估計應評稅溢利的香港利得稅準備	258	－
以往年度之撥備過剩	(2,613)	(355)
	(2,355)	(355)
本期稅項－中國		
本年度稅項	7,947	10,755
以往年度之撥備不足	2,482	－
	10,429	10,755
遞延稅項		
暫時性差異產生及轉回	6,997	(807)
中國稅率增加對遞延稅項於一月一日之結餘的影響	(4,147)	－
確認以往未確認稅項虧損的利益	4,907	－
	7,757	(807)
應佔聯營公司稅項	(2,898)	154
所得稅支出總額	12,933	9,747

於中華人民共和國（香港除外）（「中國」）成立及營運的附屬公司或聯營公司的所得稅是按其省份或經濟特區適用的稅率計算。增加稅率對遞延稅項結餘的影響，乃關於本集團的某些中國附屬公司適用稅率的預期改變（根據個別暫時性差異的預期實現方式）。

二零零三年三月，香港政府宣佈利得稅稅率（適用於本集團於香港的業務）從16%增加至17.5%。

(以港幣列示)

6. 非經營費用

	二零零三年 千元	二零零二年 千元
固定資產減值虧損準備	30,862	18,812

考慮到某些附屬公司的惡劣營商環境,董事審閱有關附屬公司的固定資產帳面值,並認為確認於二零零三年十二月三十一日某些固定資產的減值虧損準備30,862,000元(二零零二年:18,812,000元)是適當的。

7. 除稅前日常業務溢利

除稅前日常業務溢利已扣除/(計入)下列各項:

	二零零三年 千元	二零零二年 千元
(a) 融資成本:		
須於五年內償還的銀行貸款及其他借款利息	4,221	4,200
可換股票據利息	3,443	6,345
和解索賠的利息	—	1,500
	7,664	12,045
(b) 員工成本:		
定額供款計劃之供款淨額	574	533
薪金、工資及其他福利	42,402	51,766
	42,976	52,299
(c) 其他項目:		
已出售存貨成本	1,373,795	1,571,001
核數師酬金	1,940	2,297
折舊	9,050	12,362
有關物業租金的經營租賃費用	1,026	1,125
負商譽攤銷 *(附註20)*	(1,447)	(1,557)
投資物業應收租金減直接費用3,551,000元(二零零二年:3,591,000元)	(32,626)	(21,488)

存貨成本當中包括18,544,000元(二零零二年:21,470,000元)有關員工成本及折舊成本,而上表亦分別呈列該兩項開支的個別總數。本年度存貨成本撥備282,000元(二零零二年:6,920,000元)亦包括於存貨成本中。

(以港幣列示)

3. 其他收益

	二零零三年 千元	二零零二年 千元
利息收入	4,526	4,785
壞賬準備回撥	577	2,467
管理收入	437	1,630
上市證券的股息收入	260	659
租金收入	225	521
已收補貼	–	5,712
非上市證券的股息收入	–	124
其他	5,677	6,175
	11,702	22,073

4. 其他費用淨額

	二零零三年 千元	二零零二年 千元
出售固定資產虧損淨額	(1,069)	(1,378)
出售投資證券虧損淨額	(236)	–
以公允價值列賬的其他證券的已變現及未變現收益淨額	562	150
兌換收益淨額	269	199
其他	260	427
	(214)	(602)

5. 非經營收入

	附註	二零零三年 千元	二零零二年 千元
長期未償還應付賬項回撥	*(i)*	33,185	9,891
收回壞賬	*(ii)*	24,239	26,098
出售一間附屬公司收益淨額		9,097	–
		66,521	35,989

附註:

(i) 此數額主要為長期未償還應付賬項之回撥。董事會認為有關債權人將來不會向本集團申索。

(ii) 此數額主要為收回以前因未可確定能否收回而於損益表作出準備或撇除之壞賬。年內,若干壞賬已被收回而有關撥備已於損益表中相應回撥。

(以港幣列示)

1. 主要會計政策 *(續)*

(s) 分類報告

分類項目為按本集團所從事提供產品或服務(業務分類)或在某一特定經濟環境內提供產品或服務(經營地區分類)之可區別項目,而每一個項目所承擔之風險及回報與其他分類項目有所不同。

根據本集團之內部財務報告系統,本集團已選擇業務分類作為其主要呈報方式,而以經營地區分類為次要呈報方式。

分類收入、費用、業績、資產及負債包括直接撥歸該類別之項目以及可按合理比例分配至該類別之項目。除屬單一類別內集團之間之結餘及交易外,分類收入、費用、資產及負債乃於綜合賬目過程中,在撤除集團之間結餘及集團之間交易前釐訂。分類間之價格,乃按提供予其他外界各方之類似條款而釐訂。

分類資本開支為於期內購買預期可使用超過一個期間之分類資產(包括有形及無形)而產生之總成本。

未分配項目主要包括財務及公司資產、稅項、企業及融資費用及少數股東權益。

2. 營業額

本集團的主要業務是鮮活商品代理、飼料生產及牲畜飼養、食品貿易、製造及出售馬口鐵及物業租賃。

營業額包括抵銷本集團公司間交易後銷售貨品的價值以及根據經營租賃所收取有關投資物業的租金收入。年內,已於營業額內確認的每個重大類別的收入如下:

	二零零三年 *千元*	二零零二年 *千元*
銷售貨品		
一 馬口鐵	538,765	565,906
一 鮮活商品代理	751,901	977,642
一 飼料生產及牲畜飼養	145,892	141,474
一 食品貿易	52,190	69,626
	1,488,748	1,754,648
物業租賃	37,059	28,372
	1,525,807	1,783,020

1. **主要會計政策** *(續)*

(p) 收入確認

收入是在經濟效益可能流入本集團,以及能夠可靠地計算收入和成本(如適用)時,根據下列方法在損益表內確認:

(i) 銷售貨品

銷售貨品的收入在客戶接收貨品及相關的所有權風險與回報時確認。收入不包括增值税或其他銷售税,並已扣除任何營業折扣。

(ii) 股息

– 上市投資的股息收入在投資項目的股價除息時確認。

– 非上市投資的股息收入乃於股東收取股息付款的權利確立時確認。

(iii) 利息收入

銀行存款及聯營公司墊款的利息收入以時間比例為基準,按尚餘本金及適用利率計算。

(iv) 經營租賃租金收入

根據經營租賃而應收之租金收入,乃以等額於租賃所涵蓋之會計期間在損益表中確認,惟倘另一基準更能反映租賃資產所賺取之利益則除外。所授出之租賃優惠乃於損益表中確認,作為應收淨租賃款項總額之一部份。或然租金乃於所賺取之會計期間確認為收入。

(q) 外幣換算

年內的外幣交易是按交易日的適用滙率換算為港幣。以外幣計算的貨幣資產及負債,則按結算日的適用滙率換算為港幣。滙兑盈虧均撥入損益表處理。

香港以外地區的附屬公司及聯營公司的業績按年內的平均滙率換算為港幣;資產負債表項目按結算日的適用滙率重新換算。重新換算所產生的滙兑差額作為儲備變動處理。

出售香港以外地區的附屬公司或聯營公司時,有關該公司之累計滙兑差異在出售之損益中計算。

(r) 關連人士

就本財務報表而言,如果本集團能夠直接或間接監控另一方人士或對另一方人士的財務及經營決策發揮重大的影響力,或另一方人士能夠直接或間接監控本集團或對本集團的財務及經營決策發揮重大的影響力,或本集團與另一方人士均受制於共同的操控或共同的重要影響下,本集團與該另一方人士便被視為關連人士。關連人士可以是個別人士或其他實體。

1. **主要會計政策**（*續*）

(n) **所得稅**（*續*）

公司的暫時性差異，就應課稅差異而言，不超過本集團可控制該差異轉回的時間而該差異在可見將來不會轉回；而就可扣稅差異而言，除非該差異在可見將來轉回。

確認遞延稅項的金額是根據該資產及負債的賬面值之預期收回及結算的方式，按在結算日已生效或基本上已生效的稅率計算。遞延稅項資產及負債不作折讓。

於各結算日，本集團將重新審閱有關的遞延稅項資產的賬面金額，對預期不再有足夠的應課稅溢利以實現相關稅務利益予以扣減。被扣減的遞延稅項資產若於預期將來出現足夠的應課稅溢利時，應予轉回。

由派發股息引起的額外所得稅在有關股息的支付責任獲確立時確認。

(iv) 本期稅項與遞延稅項結餘及其變動之數額會分別列示而不會相互抵銷。本公司或本集團只在有合法權利對本期稅項資產及負債抵銷及符合以下附帶條件的情況下，才對本期及遞延稅項資產及負債作出抵銷：

- 就本期稅項資產及負債而言，本公司或本集團計劃支付淨額或同時間收回資產及償還負債；或
- 有關的遞延稅項資產及負債為同一稅務機關對以下機構徵收所得稅所產生：
  - 同一個應課稅實體；或
  - 不同的應課稅實體；在未來每一個預計實現重要遞延稅項的期間，該實體計劃以淨額形式結算本期稅項資產及負債或兩者同時收回及償還。

(o) **準備及或然負債**

倘若本集團或本公司須就已發生的事件承擔法律或推定義務，而履行該義務預期會導致含有經濟效益的資源外流，並可作出可靠的估計，便會就該不確定時間或數額的負債作出準備。如果貨幣時間價值重大，則按預計履行義務所需支出的現值計列準備。

倘若含有經濟效益的外流的可能性較低，或是無法對有關數額作出可靠的估計，便會將該義務披露為或然負債；但假如這類經濟效益外流的可能性極低則除外。須視乎某宗或多宗未來事件是否發生才能確定存在與否的潛在義務，亦會披露為或有負債；但假如這類經濟效益外流的可能性極低則除外。

1. **主要會計政策** *(續)*

(m) **僱員福利**

(i) 集團僱員的薪金、年獎、有薪年假、假期交通津貼及其他非現金性福利等費用，均於有關服務發生年度計入損益。若延遲繳付及其影響較大者均會以現值顯示。

(ii) 根據香港《強制性公積金計劃條例》規定的強制性公積金供款所產生的退休金，將於產生時在損益表列支；但已計入尚未確認為開支的存貨成本的數額除外。

(iii) 當集團以象徵式代價給予僱員授出購股權時，賬上均不會計入其相應的員工福利成本或義務。直至該等購股權被行使時，收到的行使金會相應增加股東權益部份。

(iv) 當集團可證明將按照一個現實中不可撤消的正式及詳細計劃去解僱僱員或為自願解除僱傭合約僱員預提有關解僱福利時，其相關的費用才可確認。

(n) **所得税**

(i) 本年度所得税包括本期税項及遞延税項資產和負債的變動。除該項目應在股東權益內入賬的數額外，本期税項及遞延税項資產和負債的變動計入損益賬內。

(ii) 本期税項為年度對應課税收入按結算日已生效或基本上已生效的税率計算的預計應付税項，並已包括以往年度的應付税項的任何調整。

(iii) 遞延税項資產及負債是因納税基礎計算的資產及負債與其賬面值之間的差異而分別產生的可扣税及應課税的暫時性差異。遞延税項資產也包括未使用的税項虧損及未使用的税收回扣。

除了某些有限的例外情況外，所有遞延税項負債及未來可能有應課税溢利予以抵銷的遞延税項資產均予確認。可作為支持獲確認之遞延税項資產（因可扣減暫時性差異而產生）之未來應課税溢利，包括將由現時應課税暫時性差異之回轉而產生之未來應課税溢利，惟該等差異必須與相同之税務機關及相同之應課税主體有關，及預期須於可扣減暫時性差異預期回轉之相同時期回轉，或於由遞延税項產生之税項虧損可移前或移後之相同時期回轉。在決定現行應課税之暫時差異是否支持由尚未扣減之税項虧損及税收回扣所產生之遞延税項資產的確認時，亦即是假若該等差異與相同的税務機關及相同之應課税主體有關，並預期於税項虧損之税收回扣可應用的同一時期內回轉，應用同樣的準則。

在有限例外情況，不確認遞延税項資產及負債的暫時性差異包括不可扣税的商譽、被當作遞延收入的負商譽、開始時已確認的資產或負債而不影響會計及應課税溢利（須不是商業合併的一部分）、及有關投資附屬

1. **主要會計政策** *(續)*

(j) **資產減值**

在每個結算日審閱內部和外來的信息，以確定下列資產有否出現減值跡象，或是以往確認的減值虧損不復存在或已經減少：

— 物業、廠房及設備（以重估值列為賬面值的物業除外）；及

— 於附屬公司及聯營公司之投資（根據附註1(c)及(d)以公允價值列賬者除外）。

假如發現有減值跡象，該資產的可收回金額便要估值。當資產的賬面金額高於可收回數額時，便要減值虧損確認。

(i) *計算可收回數額*

資產的可收回數額以其銷售淨價和使用價值兩者中的較高數額為準。在評估使用價值時，會使用除稅前折讓率將估計未來現金流量折讓至現值。該折讓率應是反映市場當時所評估的貨幣時間價值和該資產的獨有風險。如果資產所產生的現金流入基本上不獨立於其他資產所產生的現金流入，則以能獨立產生現金流入的最小資產類別（即現金產生單位）來釐定可收回數額。

(ii) *減值虧損轉回*

倘若用以釐定可收回數額的估計發生有利的變化，便會將資產減值虧損轉回。所轉回的減值虧損以假設沒有在往年確認減值虧損而應已釐定的資產賬面金額為限。所轉回的減值虧損在確認轉回的年度內計入損益表。

(k) **存貨**

存貨按成本及可變現淨值兩者中的較低數額入賬。成本按加權平均成本法計算，包括所有採購成本、轉換成本和將存貨運往現址及達致現狀所產生的其他成本。可變現淨值是以日常業務過程中的估計售價減去完成生產及銷售所需的估計成本後所得之數。

所出售存貨的賬面金額在相關收入獲確認的期間內確認為支出。將存貨數額撇減至可變現淨值及存貨的一切虧損，均於出現減值或虧損的期間內確認為支出。因可變現淨值增加引致存貨的任何減值轉回之數，均確認為於出現轉回的期間內確認為列作支出的存貨數額減少。

(l) **現金等價物**

現金及現金等價物包括銀行存款及現金、銀行及其他財務機構之活期存款、及短期、流動性極高的投資，這些投資可容易地換算為已知的現金數額及其價值變動之風險不大，並在購入後三個月內到期。銀行透支如屬即期及集團現金管理之一部分亦包括在現金流量表的現金及現金等價物內。

(以港幣列示)

1. 主要會計政策*(續)*

(g) 固定資產*(續)*

(v) 在超過現有資產原先評估的表現水平的未來經濟效益很可能流入本集團時，與固定資產有關而且已獲確認的其後支出便會加入資產的賬面金額。所有其他其後支出則在產生的期間確認為支出。

(vi) 因棄用或出售固定資產而產生的盈虧，按該項資產的估計出售所得款項淨額與賬面值之間的差額釐定，並於棄用或出售當日在損益表中確認。在出售一項投資物業時，之前計入投資物業重估儲備的盈餘或虧損的有關部份亦轉撥入年內的損益表。至於所有其他固定資產，任何有關的重估盈餘將由重估儲備轉撥至保留溢利中。

(h) 租賃資產

出租人並未將所有權的全部相關風險及報酬轉讓的資產租賃，則歸類為經營租賃。

(i) 用作經營租賃的資產

倘本集團根據經營租賃將資產出租，則有關資產會按性質列入資產負債表，並在適當的情況下，按附註1(i)所載本集團的折舊政策計算折舊。減值虧損則按照附註1(j)所載之會計政策入賬。經營租賃所產生之收入則根據附註1(p)所載本集團確認收入的政策確認。

(ii) 經營租賃費用

倘本集團根據經營租賃使用資產，根據租賃所付之款項會在租賃所涵蓋之會計期間內，以等額在損益表扣除，惟倘有另一基準更能反映租賃資產所賺取的收益模式則除外。所獲得之租賃優惠乃於損益表中確認，作為支付淨租賃款項總額的組成部份。或然租金乃於所產生之會計期間在損益表內扣除。

(i) 折舊

(i) 尚餘租賃期超過二十年的投資物業或持有永久業權的土地並無計提任何折舊。

(ii) 折舊是在計及有關固定資產的估計殘值後，按其投入使用日起計的估計可用年限，以直線法按下列年率撇銷其成本，計算方法如下：

租賃土地	按租約剩餘年期
建築物	按租約剩餘年期及20至50年，以較短期間為準
租賃物業裝修	每年20%至50%
廠房及機器、傢具、固定裝置及設備	每年10%至20%
汽車	每年20%

(以港幣列示)

1. **主要會計政策**(續)

(e) **負商譽**(續)

－ 倘屬聯營公司，負商譽計入於聯營公司之權益賬面值中。

年內於出售受控制附屬公司或聯營公司時，之前未於綜合損益表中攤銷或之前作為集團儲備變動處理的應計已購入商譽的數額，均在計算出售的溢利或虧損時包括在內。

(f) **證券投資**

本集團及本公司有關證券投資(於附屬公司及聯營公司的投資除外)的政策如下：

(i) 持續持有作既定的長期用途的投資，歸類為「投資證券」。這類證券是以成本減去任何減值準備後記入資產負債表。除非有證據證明減值屬於暫時性質，否則，當公允價值下跌至低於賬面金額時，便會提撥減值準備，並在損益表內確認為支出。這些準備是就各項投資個別釐定。

(ii) 在引致撇減或沖銷的情況及事項不再存在，並有令人信服的憑證顯示新的情況及事項將會在可見將來持續下去時，便會撥回就投資證券的賬面金額提撥的減值準備。

(iii) 所有其他證券(不論是為買賣還是其他目的持有)均以公允價值記入資產負債表。公允價值的變動在產生時在損益表內確認。

(iv) 出售證券投資的溢利或虧損是按估計出售收入淨額與投資賬面金額之間的差額釐定，並在產生時記入損益表。

(g) **固定資產**

(i) 尚餘租賃期超過二十年的投資物業乃按其公開市值記入資產負債表，有關公開市值乃每年由外聘的合資格估值師所評估或由董事參照專業估值後予以評估。

(ii) 重估投資物業所產生之變動一般會撥入儲備處理，僅有之例外情況如下：

－ 如果出現重估虧損，而且有關的虧損額超過就該項資產或只限於投資物業的投資物業組合在截至重估前計入儲備的數額，便會在損益表列支；及

－ 如果以往曾將同一項資產或只限於投資物業的投資物業組合的重估虧損在損益表列支，則在出現重估盈餘時，便會撥入損益表計算。

(iii) 持作自用的土地及建築物按成本值減去累計折舊及減值虧損後記入資產負債表(見附註1(j))。

(iv) 其他固定資產按成本值減去累計折舊及減值虧損列入資產負債表(見附註1(j))。

1. **主要會計政策** *(續)*

(c) **附屬公司及受控制企業** *(續)*

本公司資產負債表所列附屬公司投資是按成本減去任何減值虧損(見附註1(j))後入賬。但是如果購入並持有這些投資的唯一目的是在短期內將之出售,或附屬公司是長期在嚴格限制條件下經營,以致嚴重影響其向本公司轉移資金的能力,則這些投資會按公允價值入賬。任何公允價值的變動會在損益表確認。

(d) **聯營公司**

聯營公司是指本集團或本公司可以對其管理層發揮重大影響力,包括參與財務及經營決策但不是控制或聯同他人控制管理層。

於聯營公司的投資是按權益法記入綜合財務報表,並且先以成本入賬,然後就本集團佔該聯營公司淨資產在收購後的變動作出調整。然而,如購入並持有這些投資的唯一目的是在短期內將之出售,或聯營公司是長期在嚴格限制條件下經營,以致其向投資者轉移資金的能力嚴重受損,則這些投資會按公允價值入賬。公允價值的變動於產生時在綜合損益表確認。綜合損益表反映出年內本集團所佔聯營公司於收購後的業績,包括按照附註1(e)在本年度列支或計入的正商譽或負商譽的任何攤銷。

本集團與聯營公司之間交易所產生的未變現損益,均按本集團於聯營公司所佔的權益比率抵銷;但假如未變現虧損顯示已轉讓資產出現減值,則這些未變現虧損會即時在損益表內確認。

本公司資產負債表所示於聯營公司的投資,是按成本減去減值虧損(見附註1(j))後入賬。然而,如購入並持有這些投資的唯一目的是在短期內將之出售,或聯營公司是長期在嚴格限制條件下經營,以致其向投資者轉移資金的能力嚴重受損,則這些投資會按公允價值入賬。公允價值的變動於產生時在損益表確認。

(e) **負商譽**

因收購受控制附屬公司及聯營公司所產生之負商譽為本集團所佔收購可分資產及負債之公允價值高於收購成本之部份。負商譽按以下方式入賬:

– 就二零零一年一月一日以前之收購而言,負商譽計入資本儲備中;及

– 就二零零一年一月一日或以後之收購而言,倘負商譽於收購計劃中已知之日後虧損及支出之預期,並加以可靠地計算,但屬尚未確認者,則於日後虧損及支出確認時於綜合損益表中入賬。其餘任何負商譽(惟不超過所收購之非貨幣資產之公允價值)於該等可折舊/可攤銷非貨幣資產餘下之加權平均使用年期內在綜合損益表中確認入賬。超出所收購非貨幣資產公允價值之負商譽隨即在綜合損益表中確認入賬。

就二零零一年一月一日或以後產生及尚未於綜合損益表中確認入賬之負商譽而言:

– 倘屬受控制附屬公司,有關負商譽於綜合資產負債表中列示為資產扣減,與正商譽屬於同一個資產負債表類別;及

（以港幣列示）

財務報表附註

1. 主要會計政策

(a) 遵例聲明

本財務報表是按照香港會計師公會頒布的所有適用的《香港財務報告準則》（包括所有適用的《會計實務準則》及解釋）、香港公認會計原則及香港《公司條例》的規定編製。本財務報表同時符合適用的《香港聯合交易所有限公司證券上市規則》披露規定。以下是本集團採用的主要會計政策概要。

(b) 財務報表編製的基準

除投資物業按重估值，以及部份投資按市值入賬（見下文所載的會計政策）外，本財務報表是以歷史成本作為編製基準。

(c) 附屬公司及受控制企業

按照香港《公司條例》規定，附屬公司是指本集團直接或間接持有其過半數已發行股本，或控制其過半數投票權，或控制其董事會組成的公司。當本公司有權直接或間接支配附屬公司的財務及經營政策，並藉此從其活動中取得利益，則該附屬公司被視為受控制。

受控制附屬公司的投資均在綜合財務報表中綜合計算。然而，如購入並持有這些投資的唯一目的是在短期內將之出售，或受控制附屬公司是長期在嚴格限制條件下經營，以致其向本集團轉移資金的能力嚴重受損，則這些投資會按公允價值記入綜合資產負債表。公允價值的變動於產生時在綜合損益表內確認。

集團內部往來的餘額和集團內部交易及其產生的未變現溢利，均在編製綜合財務報表時全數抵銷。集團內部交易所產生的未變現虧損的抵銷方法與未變現溢利相同，但抵銷額只限於沒有證據顯示已轉讓資產已出現減值。

於結算日，少數股東權益（即非為本公司直接地或間接地透過各附屬公司擁有之股份權益應佔附屬公司資產淨值之部份）仍獨立於負債及股東股權在綜合資產負債表內呈列。來自本集團之少數股東權益亦於收益表內另外呈列。

如果少數股東應佔的虧損超過其應佔附屬公司資產淨值的權益，超額部分和任何歸屬於少數股東的進一步虧損便會沖減本集團所佔權益；但如少數股東須承擔具有約束力的義務並有能力彌補虧損則除外。附屬公司的所有其後溢利均會分配予本集團，直至本集團收回以往承擔的少數股東應佔虧損為止。

(以港幣列示)

	附註	二零零三年 千元	千元	二零零二年 千元	千元
投資活動					
購入固定資產付款		(3,700)		(12,309)	
出售投資證券所得款項		303		—	
出售其他證券所得款項		128		11,939	
出售聯營公司所得款項		—		541	
已收上市證券的股息		260		659	
已收非上市證券的股息		—		178	
已收聯營公司的股息		1,340		100	
出售固定資產所得款項		125		11	
出售一間附屬公司的現金流入淨額	*30(b)*	4,387		—	
來自投資活動的現金淨額			2,843		1,119
融資活動					
償還可換股票據		(80,000)		(105,000)	
發行新股		2,616		8,223	
償還銀行貸款		(4,812)		(340)	
新增銀行貸款		7,504		—	
用於融資活動的現金淨額			(74,692)		(97,117)
現金及現金等價物增加			11,447		15,009
於一月一日的現金及現金等價物			243,010		228,001
於十二月三十一日的現金及現金等價物	*23*		254,457		243,010

(以港幣列示)

	附註	二零零三年 千元	千元	二零零二年 千元	千元
承前計入營運資金變動前之經營溢利		93,701		134,144	
存貨減少		3,507		3,734	
業務應收賬款、應收票據及其他應收款項、訂金及預付款(增加)/減少		(25,620)		1,022	
應收同母系附屬公司款項增加		(4,986)		(207)	
應收少數股東款項減少		250		789	
應收關連公司款項(增加)/減少		(10)		909	
應收聯營公司款項減少		15,725		11,895	
業務應付賬款、其他應付款項及應計提費用增加/(減少)		14,920		(7,465)	
應付關連公司款項增加		1,523		127	
應付控股公司及同母系附屬公司款項減少		(68)		(18,080)	
應付聯營公司款項增加/(減少)		703		(2,347)	
應付少數股東款項(減少)/增加		(663)		519	
從經營產生的現金		98,982		125,040	
已收利息		5,446		3,531	
已付利息		(7,664)		(6,684)	
已付中國所得稅		(13,468)		(10,880)	
來自經營業務的現金淨額			83,296		111,007

（以港幣列示）

綜合現金流量表

	附註	二零零三年 千元	千元	二零零二年 千元	千元
日常業務					
除稅前日常業務溢利		120,320		126,939	
調整：					
— 融資成本		7,664		12,045	
— 利息收入		(4,526)		(4,785)	
— 上市證券的股息收入		(260)		(659)	
— 非上市證券的股息收入		—		(124)	
— 以公平價值列賬的其他證券的已變現及未變現收益淨額		(562)		(150)	
— 出售投資證券的虧損淨額		236		—	
— 出售聯營公司的收益淨額		—		(427)	
— 出售固定資產虧損淨額		1,069		1,378	
— 長期未償還應付賬項回撥		(33,185)		(9,891)	
— 出售一間附屬公司的收益淨額		(9,097)		—	
— 壞賬準備回撥		(7,329)		(16,143)	
— 固定資產減值虧損準備		30,862		18,812	
— 存貨減值準備		282		6,920	
— 負商譽攤銷		(1,447)		(1,557)	
— 折舊		9,050		12,362	
— 應佔聯營公司溢利減虧損		(19,376)		(10,576)	
計入營運資金變動前之經營溢利結轉		93,701		134,144	

(以港幣列示)

綜合權益變動報表

	二零零三年 千元	二零零二年 千元
於一月一日的股東權益	494,864	354,974
投資物業重估盈餘(減少數股東權益及遞延稅項)	3,998	16,339
中國附屬公司及聯營公司換算 產生的滙兑差額	(1,807)	(181)
未在損益表內確認的收益淨額	2,191	16,158
股東應佔溢利	102,762	115,509
出售一間附屬公司時調整其儲備	(184)	—
股本變動		
— 根據購股權計劃發行股份	1,750	5,500
— 股份溢價淨額	866	2,723
從股東股本交易所增加之股東權益淨額	2,616	8,223
於十二月三十一日的股東權益	602,249	494,864

（以港幣列示）

資產負債表

	附註	二零零三年 千元	二零零二年 千元
非流動資產			
固定資產			
— 投資物業		62,000	49,900
— 其他物業、廠房及設備		1,318	1,634
	15(b)	63,318	51,534
佔附屬公司權益	16	313,520	314,104
佔聯營公司權益	17	132,744	149,381
投資證券	18(a)	540	1,000
		510,122	516,019
流動資產			
其他證券	18(b)	3,247	2,813
業務及其他應收款項	22	6,529	2,798
現金及現金等價物	23	19,593	23,824
		29,369	29,435
流動負債			
業務及其他應付款項	25	21,668	38,722
應付附屬公司款項		5,557	2,587
		27,225	41,309
流動資產／（負債）淨值		2,144	(11,874)
總資產減流動負債		512,266	504,145
非流動負債			
可換股票據	26	—	80,000
資產淨值		512,266	424,145
資本及儲備			
股本	28	901,583	899,833
儲備	29(b)	(389,317)	(475,688)
		512,266	424,145

董事會於二零零四年四月八日核准並許可發出。

(以港幣列示)

綜合資產負債表

	附註	二零零三年 千元	二零零二年 千元
非流動資產			
固定資產			
— 投資物業		185,988	178,048
— 其他物業、廠房及設備		177,423	216,662
	15(a)	363,411	394,710
佔聯營公司權益	*17*	154,978	151,264
投資證券	*18(a)*	540	1,079
遞延税項資產	*19(b)*	3,778	5,764
負商譽	*20*	(17,246)	(18,693)
		505,461	534,124
流動資產			
其他證券	*18(b)*	3,247	2,813
存貨	*21*	44,228	66,683
業務及其他應收款項	*22*	148,582	116,423
現金及現金等價物	*23*	254,457	243,010
		450,514	428,929
流動負債			
計息借款	*24*	57,700	59,012
業務及其他應付款項	*25*	262,436	288,724
本期税項	*19(a)*	3,871	8,144
		324,007	355,880
流動資產淨值		126,507	73,049
總資產減流動負債		631,968	607,173
非流動負債			
遞延税項負債	*19(b)*	9,335	—
可換股票據	*26*	—	80,000
由少數股東給予附屬公司之股東貸款		—	12,186
		9,335	92,186
少數股東權益		20,384	20,123
資產淨值		602,249	494,864
資本及儲備			
股本	*28*	901,583	899,833
儲備	*29(a)*	(299,334)	(404,969)
		602,249	494,864

董事會於二零零四年四月八日核准並許可發出。

（以港幣列示）

綜合損益表

	附註	二零零三年 千元	二零零二年 千元
營業額	2	1,525,807	1,783,020
銷售成本		(1,373,795)	(1,571,001)
毛利		152,012	212,019
其他收益	3	11,702	22,073
其他費用淨額	4	(214)	(602)
分銷成本		(32,819)	(54,486)
行政費用		(51,856)	(62,733)
其他經營費用		(5,876)	(5,040)
經營溢利		72,949	111,231
非經營收入	5	66,521	35,989
非經營費用	6	(30,862)	(18,812)
融資成本	7(a)	(7,664)	(12,045)
應佔聯營公司溢利減虧損		19,376	10,576
除税前日常業務溢利	7	120,320	126,939
所得税	8	(12,933)	(9,747)
除税後日常業務溢利		107,387	117,192
少數股東權益		(4,625)	(1,683)
股東應佔溢利	11	102,762	115,509
每股盈利	12		
基本		1.14仙	1.28仙
攤薄		1.12仙	1.23仙

（以港幣列示）

(b) **資產及負債**

	於十二月三十一日		
	二零零三年	二零零二年	二零零一年
	千元	千元	千元
固定資產	363,411	394,710	397,846
佔聯營公司權益	154,978	151,264	152,238
負商譽	(17,246)	(18,693)	(20,250)
其他非流動資產	4,318	6,843	6,036
流動資產淨值	126,507	73,049	33,848
總資產減流動負債	631,968	607,173	569,718
非流動負債	(9,335)	(92,186)	(196,349)
少數股東權益	(20,384)	(20,123)	(18,395)
	602,249	494,864	354,974
股本	901,583	899,833	894,333
儲備	(299,334)	(404,969)	(539,359)
	602,249	494,864	354,974

以下財務資料摘錄自本公司截至二零零三年十二月三十一日止財政年度之年報內第25至第85頁。本附錄一第1部份之所有資料應與本公司分別截至二零零二年十二月三十一日及二零零三年十二月三十一日止財政年度之年報所載之經審核賬目一併閱覽。

(以港幣列示)

1. 經審核財務資料概要

根據本公司二零零二年及二零零三年年報,以下為本集團截至二零零三年十二月三十一日止三個年度各年之經審核綜合業績及資產及負債之概要:

(a) 業績

	截至十二月三十一日止年度		
	二零零三年 千元	二零零二年 千元	二零零一年 千元
營業額	1,525,807	1,783,020	1,819,350
銷售成本	(1,373,795)	(1,571,001)	(1,664,060)
毛利	152,012	212,019	155,290
其他收益	11,702	22,073	34,367
其他費用淨額	(214)	(602)	1,840
分銷成本	(32,819)	(54,486)	(114,537)
行政費用	(51,856)	(62,733)	(73,689)
其他經營費用	(5,876)	(5,040)	(9,334)
經營溢利/(虧損)	72,949	111,231	(6,063)
非經營收入	66,521	35,989	106,568
非經營費用	(30,862)	(18,812)	(74,577)
融資成本	(7,664)	(12,045)	(1,273)
應佔聯營公司溢利減虧損	19,376	10,576	(12,220)
除税前日常業務溢利	120,320	126,939	12,435
所得税	(12,933)	(9,747)	(2,819)
除税後日常業務溢利	107,387	117,192	9,616
少數股東權益	(4,625)	(1,683)	41,902
股東應佔溢利	102,762	115,509	51,518
每股盈利			
基本	1.14仙	1.28仙	0.61仙
攤薄	1.12仙	1.23仙	不適用

中山火炬則出資750,000美元(約合5,850,000港元)。本公司已於二零零四年六月十一日公佈有關交易,並於二零零四年七月二日刊發通函予股東。因此,中粵馬口鐵之總投資額及註冊資本於過往十二個月內已增加兩次。

其他資料

閣下務須垂注本通函附錄所載之其他資料。

此致

列位股東 台照

承董事會命
主席
梁江

二零零五年二月二十三日

損益表內）則分別約為人民幣101,575,000元（約合95,541,000港元）及人民幣91,166,000元（約合85,751,000港元）。

中粵馬口鐵於二零零三年十二月三十一日之資產淨值約為220,693,000港元（按照香港普遍採納之會計原則編製，並已計入本集團之經審核綜合資產負債表內）。

中粵材料乃本公司一家全資附屬公司，主要業務為投資控股及買賣生產馬口鐵所用之原材料。本公司及其附屬公司主要從事製造及銷售馬口鐵及相關產品、物業租賃及鮮活商品代理業務。中山火炬主要從事物業發展及租賃業務。

除中山火炬擁有中山市山海實業有限公司（為本公司間接擁有95%權益之附屬公司）5%股權外，據董事作出一切合理查詢後所深知、資料所得及確信，中山火炬乃一獨立第三方，與本公司及其附屬公司之任何董事、行政總裁及主要股東或彼等各自之任何聯繫人（定義見上市規則）概無關連。

主要交易

根據上市規則第14.06(3)條，中粵材料訂立補充合同構成本公司一項主要交易，因此須遵守上市規則之有關規定，包括根據上市規則第14.40條之規定取得股東批准。

根據上市規則第14.44(1)條，倘本公司召開股東大會以批准補充合同及增加資本，而各股東毋須放棄投票，且就上市規則第14.44(2)條而言，本公司已向持有5,363,808,680股股份（佔本公司已發行股本約59.49%）之控股股東廣東控股取得對補充合同及增加資本之書面批准，因此，上市規則項下第14.40條之批准規定已告達成。

中粵馬口鐵過往曾增加總投資額及註冊資本

根據於二零零四年六月八日訂立之補充協議，中粵馬口鐵之總投資額及註冊資本亦由58,064,200美元及26,906,200美元，分別增加至73,064,200美元（約合569,900,760港元）及41,906,200美元（約合326,868,360港元）。在中粵馬口鐵增加之15,000,000美元（約合117,000,000港元）註冊資本中，中粵材料出資14,250,000美元（約合111,150,000港元），而

增加資本之金額乃經中粵材料與中山火炬公平磋商後釐定，並已考慮即將興建之新馬口鐵基板廠之規模。董事相信，補充合同之條款乃屬公平合理，符合股東之整體利益。

訂立補充合同之原因

建議增加中粵馬口鐵之總投資額及註冊資本之原因，在於為興建新馬口鐵基板廠提供資金及為中粵馬口鐵提供營運資金，而中粵馬口鐵會將基板用作為生產馬口鐵及相關產品之原材料。董事相信，基板廠將會為中粵馬口鐵正在不斷擴充之生產能力提供穩定之原材料供應，並促進產品結構之進一步改善，有利中粵馬口鐵日後之業務穩步增長。

董事預期基板廠將於二零零六年年底投產。

增加資本之財務影響

預期增加資本將不會對截至二零零四年十二月三十一日止財政年度本公司之每股股份有形資產淨值或每股股份盈利造成任何重大影響。除本公司之附屬公司中粵材料持有之中粵馬口鐵之投資增加及中粵材料持有之現金減少外，董事預期增加資本將不會對本公司之盈利及／或資產及負債造成任何重大影響。

有關本公司、中粵馬口鐵、中粵材料及中山火炬之資料

中粵馬口鐵為於一九八九年六月二十二日在中國中山成立之中外合資企業，於本公司收購中粵材料後成為本公司之附屬公司。有關收購之詳情載於本公司在二零零一年十一月五日刊發之通函內。中粵馬口鐵主要從事馬口鐵及相關產品之生產及銷售，該等產品由中國之食品加工及相關之金屬包裝產品製造商用作為包裝材料，該公司亦向多家工業客戶供應水電。

截至二零零二年十二月三十一日止年度，中粵馬口鐵之除税及非經常項目前後溢利淨額（按照香港普遍採納之會計原則編製，並已計入本集團之經審核綜合損益表內）分別約為人民幣93,204,000元（約合87,826,000港元）及人民幣85,409,000元（約合80,481,000港元）。截至二零零三年十二月三十一日止年度，中粵馬口鐵之除税及非經常項目前後溢利淨額（按照香港普遍採納之會計原則編製，並已計入本集團之經審核綜合

補充合同之主要條款

根據補充合同，中粵材料及中山火炬有條件同意（其中包括）：中粵馬口鐵之總投資額將由73,064,200美元增加至113,064,200美元（約合881,900,760港元），而中粵馬口鐵之註冊資本（即總投資額之一部份）則由41,906,200美元增加至63,706,200美元（約合496,908,360港元）。在中粵馬口鐵增加之21,800,000美元（約合170,040,000港元）註冊資本中，中粵材料將出資20,710,000美元（約合161,538,000港元），而中山火炬則出資1,090,000美元（約合8,502,000港元），即按中粵材料及中山火炬於中粵馬口鐵之現有股權百分比出資。中粵馬口鐵增加之總投資額餘下部份為數18,200,000美元（約合141,960,000港元）將由中粵馬口鐵自行籌措解決。除本通函所披露者外，本公司或中粵材料於中粵馬口鐵之總投資額及註冊資本中概無任何進一步資本承擔。

中粵材料及中山火炬現時分別擁有中粵馬口鐵註冊資本總額之95%及5%權益。

條件

補充合同須取得中國政府機關之批准方可作實。中粵馬口鐵預期須取得中山市對外貿易經濟合作局及廣東省對外貿易經濟合作廳之有關批准。

增加資本

補充合同之條件達成後，中粵材料及中山火炬於中粵馬口鐵註冊資本之權益將保持不變。由中粵材料就增加資本出資之20,710,000美元（約合161,538,000港元）將以本集團之內部資源分以下三期撥付：

(i) 於補充合同之條件完成後三個月內注資不少於4,750,000美元（約合37,050,000港元）；

(ii) 於二零零六年年底前注資不少於4,750,000美元（約合37,050,000港元）；及

(iii) 於二零零七年年底前注資餘下款項。



GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

(於香港註冊成立之有限公司)

(股份代號：1203)

執行董事：
梁江 *(主席)*
譚雲標
曾翰南

非執行董事：
趙雷力
羅蕃郁
梁劍琴

獨立非執行董事：
Gerard Joseph McMAHON
譚惠珠
李嘉強

註冊辦事處：
香港
干諾道西167號
天津大廈
15樓

敬啟者：

主要交易
增加中山中粵馬口鐵工業有限公司
之總投資額及註冊資本

緒言

於二零零五年二月一日，董事會宣佈，本公司之附屬公司中粵材料與中山火炬(一家在中國成立之國有企業)訂立一份補充合同，據此，中粵馬口鐵之總投資額將由73,064,200美元增加至113,064,200美元(約合881,900,760港元)，而中粵馬口鐵之註冊資本(即總投資額之一部份)則由41,906,200美元增加至63,706,200美元(約合496,908,360港元)。

根據上市規則第14.06(3)條，中粵材料訂立補充合同構成本公司一項主要交易。本通函旨在向 閣下提供有關增加資本之其他資料。

「股份」	指	本公司股本中每股面值0.10港元之股份
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「補充合同」	指	中粵材料與中山火炬於二零零五年一月三十一日就(其中包括)增加中粵馬口鐵總投資額及註冊資本而訂立之補充合同
「粵港」	指	廣東粵港投資控股有限公司,一家於中國註冊成立之有限公司,其擁有廣東控股全部直接權益
「粵港集團」	指	粵港及其附屬公司
「中山火炬」	指	中山火炬高技術產業開發區工業開發總公司,一家在中國成立之國有企業
「中粵材料」	指	中粵材料有限公司,一家於一九九六年九月二十六日在香港註冊成立之公司,乃本公司之全資附屬公司
「中粵馬口鐵」	指	中山中粵馬口鐵工業有限公司,一家於一九八九年六月二十二日在中國成立之中外合資企業,其95%權益由中粵材料持有,其餘5%權益則由中山火炬持有

港元乃按1.00美元兑7.80港元之匯率換算為美元。

人民幣乃按1.00美元兑人民幣8.30元之匯率換算為美元。

除本通函另有註明外,人民幣乃按下列匯率換算為港元:

人民幣1.00元兑0.9423港元(就二零零二年而言)
人民幣1.00元兑0.9406港元(就二零零三年而言)

於本通函內，除文義另有指明外，下列詞彙具有以下涵義：

「董事會」	指	董事會
「增加資本」	指	根據補充合同，中粵材料及中山火炬分別向中粵馬口鐵增加20,710,000美元（約合161,538,000港元）及1,090,000美元（約合8,502,000港元）之註冊資本
「本公司」	指	廣南（集團）有限公司，其股份在聯交所上市
「董事」	指	本公司董事
「廣東控股」	指	廣東控股有限公司，於香港註冊成立之有限公司，於最後可行日期持有5,363,808,680股股份（佔本公司已發行股本約59.49%）之本公司控股股東
「廣控集團」	指	廣東控股及其附屬公司
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「港元」	指	港元，香港法定貨幣
「最後可行日期」	指	於二零零五年二月十六日，即本通函付印前就確定以供載入本通函若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「中國」	指	中華人民共和國，就本通函而言，不包括香港、澳門及台灣
「人民幣」	指	人民幣，中國法定貨幣
「證券及期貨條例」	指	香港法例第571章證券及期貨條例

目錄

頁次

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下廣南（集團）有限公司之股份，應立即將本通函連同隨附之代表委任表格送交買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理，以便轉交買主或承讓人。



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

（於香港註冊成立之有限公司）

（股份代號：1203）

主要交易

增加中山中粵馬口鐵工業有限公司之總投資額及註冊資本

二零零五年二月二十三日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Guangnan (Holdings) Limited, you should at once hand this circular with the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.


GDH

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

DISCLOSEABLE TRANSACTION
DISPOSAL OF INTEREST IN A SUBSIDIARY

24th December, 2004

CONTENTS

Page

In this circular, the following expressions have the meanings correspondingly ascribed below, unless the context otherwise requires:

"Board"	the board of Directors
"Cammy"	Cammy (China) Limited, a company incorporated in Hong Kong with limited liability
"Company"	Guangnan (Holdings) Limited, the shares of which are listed on the Stock Exchange
"Consideration"	RMB17,000,000 (equivalent to approximately HK$16,038,000 as converted at the rate of HK$1.00 = RMB1.06 as specified in the Transfer of Interests Agreement), being the total amount payable by Cammy to the Company for the purchase of the Guangnan Zhanjiang Capital and the Debt Assignment pursuant to the Transfer of Interests Agreement
"Debt"	the aggregate principal amount of approximately RMB5,940,000 (equivalent to approximately HK$5,592,000) representing all the debt owing to the Company by Guangnan Zhanjiang as at 30th November, 2004
"Debt Assignment"	the assignment of the Debt by the Company to Cammy pursuant to the terms of the Transfer of Interests Agreement
"Directors"	the directors of the Company
"GDH"	GDH Limited, a company incorporated in Hong Kong and is a substantial shareholder of the Company which, as at the Latest Practicable Date, held approximately 59.51% of the issued share capital of the Company
"GDH Group"	GDH and its subsidiaries
"Group"	the Company and its subsidiaries
"Guangnan Zhanjiang"	Guangnan (Zhanjiang) Jiafeng Feed Co. Ltd., a wholly foreign-owned enterprise incorporated in the PRC with limited liability and with a fully paid-up registered capital of HK$5,000,000, a wholly-owned subsidiary of the Company before the Sale
"Guangnan Zhanjiang Capital"	100% of the interest in the registered capital of Guangnan Zhanjiang held by the Company which the Company has conditionally agreed to sell to Cammy pursuant to the Transfer of Interests Agreement
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

"Latest Practicable Date"	17th December, 2004, being the latest practicable date prior to the printing of this circular for ascertaining certain information for inclusion in this circular
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China which, for the purposes of this circular, excludes Hong Kong, Macau and Taiwan
"RMB"	Renminbi, the lawful currency of the PRC
"Sale"	the sale of the Guangnan Zhanjiang Capital by the Company to Cammy pursuant to the terms of the Transfer of Interests Agreement
"Shenzhen Changyin"	深圳長銀實業有限公司 (Shenzhen Changyin Industrial Company Limited), a company incorporated in the PRC with limited liability and the guarantor of Cammy's obligations under the Transfer of Interests Agreement
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transfer of Interests Agreement"	the transfer of interests agreement dated 1st December, 2004 entered into between the Company, Cammy and Guangnan Zhanjiang pursuant to which, inter alia, the Company agreed to sell and Cammy agreed to purchase the Guangnan Zhanjiang Capital and the Debt
"Yue Gang"	廣東粵港投資控股有限公司 (Guangdong Yue Gang Investment Holdings Company Limited), a company incorporated in the PRC with limited liability which has 100 per cent direct interest in GDH.
"Yue Gang Group"	Yue Gang and its subsidiaries

Unless otherwise specified in this circular, conversion of Renminbi into Hong Kong dollars is based on the exchange rate of RMB1.00 = HK$0.9414.



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

Executive Directors:
LIANG Jiang *(Chairman)*
TAN Yunbiao
TSANG Hon Nam

Non-Executive Directors:
ZHAO Leili
LUO Fanyu
LIANG Jianqin

Independent Non-Executive Directors:
Gerard Joseph McMAHON
TAM Wai Chu, Maria
LI Kar Keung, Caspar

Registered Office:
15th Floor
Tianjin Building
167 Connaught Road West
Hong Kong

24th December, 2004

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION
DISPOSAL OF INTEREST IN A SUBSIDIARY

INTRODUCTION

On 3rd December, 2004, the Board announced that the Company had entered into the Transfer of Interests Agreement pursuant to which, among other things, the Company agreed to sell and Cammy agreed to purchase the Guangnan Zhanjiang Capital. The Company also agreed to assign to Cammy all its interests in the Debt on the terms of the Transfer of Interests Agreement.

The Sale and the Debt Assignment, as contemplated under the Transfer of Interests Agreement, constitute a discloseable transaction of the Company under Rule 14.06(2) of the Listing Rules. The purpose of this circular is to provide you with further information in relation to the Sale and the Debt Assignment.

THE TRANSFER OF INTERESTS AGREEMENT

Date

1st December, 2004

Parties

1. The Company as vendor;

2. Cammy as purchaser; and

3. Guangnan Zhanjiang.

The Company confirms that, to the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, Cammy and its ultimate beneficial owner(s) are third parties independent of and not connected with the Company or any of the Directors, chief executive and substantial shareholders of the Company or its subsidiaries or any of their respective associates (as defined in the Listing Rules).

The Sale and the Debt Assignment

Pursuant to the Transfer of Interests Agreement, the Company agreed, inter alia, to sell and Cammy agreed to purchase the Guangnan Zhanjiang Capital. The Company also agreed to assign to Cammy all its interests in the Debt pursuant to the terms of the Transfer of Interests Agreement.

Consideration

The Consideration payable by Cammy pursuant to the Transfer of Interests Agreement is RMB17,000,000 (equivalent to approximately HK$16,038,000). The Consideration has been determined after arm's length negotiations between the parties by reference to the valuation of the fair market value of 100 percent interest in the business enterprise of Guangnan Zhanjiang made by an independent professional valuer in Hong Kong through the application of the discounted economic income method which calculates the present value of the future economic benefits to be derived from ownership of the equity in, and the shareholders' loan of, Guangnan Zhanjiang. The Consideration shall be paid in cash by Cammy to the Company in 4 installments in the following manner:

(a) First Payment: the sum of RMB3,000,000 (equivalent to approximately HK$2,830,000), which shall be payable within 10 days after the signing of the Transfer of Interests Agreement;

(b) Second Payment: the sum of RMB7,000,000 (equivalent to approximately HK$6,604,000) which shall be payable upon the completion of the transfer of management rights of Guangnan Zhanjiang from the Company to Cammy (within 2 months after the signing of the Transfer of Interests Agreement). Immediately after the second payment is made, application will be submitted to the Administration for Industry and Commerce in the PRC for registering the change in the registered owner of the Guangnan Zhanjiang Capital from the Company to Cammy;

(c) Third Payment: the sum of RMB4,000,000 (equivalent to approximately HK$3,774,000) which shall be payable within 1 year after the signing of the Transfer of Interests Agreement; and

(d) Fourth Payment: the sum of RMB3,000,000 (equivalent to approximately HK$2,830,000) which shall be payable within one and a half years (with a grace period of another half year) after the signing of the Transfer of Interests Agreement.

Security for payment of Consideration

The payment of the Consideration and Cammy's performance of its obligations under the Transfer of Interests Agreement are secured by the following:

1. an irrevocable guarantee executed by Shenzhen Changyin in favour of the Company;

2. a mortgage in respect of all the issued share capital of Cammy executed by the shareholders of Cammy in favour of the Company;

3. a debenture executed by Cammy creating a first floating charge over all its undertakings, properties and assets in favour of the Company;

4. a mortgage in respect of all Cammy's interests in the Guangnan Zhanjiang Capital to be executed by Cammy in favour of the Company; and

5. a fixed charge to be executed by Guangnan Zhanjiang in respect of all its assets in favour of the Company.

REASONS FOR THE SALE AND BENEFITS TO THE COMPANY

The Directors consider that the feed production industry relies heavily on raw materials processing and that the fluctuation of raw material prices is difficult to control. The Directors are also of the view that there is a high credit risk in collecting account receivables for feed production industry which has a low gross profit margin. Therefore, the Company has decided to withdraw from the feed production business and to focus on business that the Company has comparative advantage.

The Directors believe that the terms of the Transfer of Interests Agreement are fair and reasonable and in the best interests of the Company and its shareholders as a whole. The cash raised from the Sale and the Debt Assignment will further improve the Company's liquidity and increase the funds available for general working capital.

A loss of approximately HK$12,280,000 is expected to be resulted from the Sale and the Debt Assignment. The increasing competition in the feed production industry, together with low profit margin, high risk of bad debts and the spread of avian bird flu all contributed to Guangnan Zhanjiang's fair market value as determined by the independent professional valuer. Coupled with the fact that the Consideration received was the best offer price obtained by the Company after several lengthy negotiations, the Directors saw this as an ideal opportunity to withdraw from the feed production business. The loss was computed by reference to the unaudited net assets of Guangnan Zhanjiang as at 31st October, 2004, the amount of Debt assigned to Cammy and the estimated expenses incurred in relation to the Sale and the Debt Assignment.

FINANCIAL EFFECTS OF THE SALE

Save for the abovementioned loss, the Sale and the Debt Assignment are not expected to have any material impact on the earnings and net asset value of the Group for the financial year ending 31st December, 2004.

GENERAL INFORMATION

The principal activity of Guangnan Zhanjiang is manufacturing and trading of feed. The Company and its subsidiaries are principally engaged in manufacturing and sales of tinplates and related products, property leasing, distribution of live and fresh foodstuffs business.

Currently, Cammy is principally engaged in investment holding business.

The unaudited net assets of Guangnan Zhangjiang as at 31st October, 2004 was approximately RMB23,930,000 (equivalent to approximately HK$22,528,000).

The net profit before and after taxation and extraordinary items of Guangnan Zhanjiang for the year ended 31st December, 2002 (which were arrived at in accordance with generally accepted accounting principles in Hong Kong and were included in audited consolidated profit and loss account of the Group) were approximately RMB10,750,000 (equivalent to approximately HK$10,120,000) and RMB10,127,000 (equivalent to approximately HK$9,534,000) respectively, whereas the net loss before and after taxation and extraordinary items of Guangnan Zhanjiang for the year ended 31st December, 2003 (which were arrived at in accordance with generally accepted accounting principles in Hong Kong and were included in audited consolidated profit and loss account of the Group) were approximately RMB38,686,000 (equivalent to approximately HK$36,419,000) and approximately RMB39,040,000 (equivalent to approximately HK$36,752,000) respectively.

Guangnan Zhanjiang will no longer be a wholly-owned subsidiary of the Company as a result of the Sale.

FURTHER INFORMATION

Your attention is drawn to the appendix to this circular which contains statutory and general information regarding the Company.

On behalf of the Board
Liang Jiang
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

Directors' Interests and Short Positions in Shares, Underlying Shares and Debentures

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executives of the Company in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO") which were required to be (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which the Directors or the chief executives were taken or deemed to have under such provisions of the SFO); or (ii) recorded in the register kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Company (the "Model Code") contained in the Listing Rules were as follows:

I *Long positions in ordinary shares*

(i) *The Company*

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital held
Liang Jiang	800,000	0.009%

(ii) *Guangdong Investment Limited*

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital held
Zhao Leili	100,000	0.002%
Liang Jianqin	200,000	0.004%

(iii) *Kingway Brewery Holdings Limited*

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital held
Luo Fanyu	70,000	0.005%
Liang Jianqin	46,000	0.003%

(iv) *Guangdong Tannery Limited*

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital held
Luo Fanyu	70,000	0.013%

Note: Guangdong Investment Limited, Kingway Brewery Holdings Limited and Guangdong Tannery Limited are associated corporations of the Company.

II ***Long positions in options relating to ordinary shares of the Company***

		Number of share options			
Name of Director	Date of share options granted#	Held on 1st January, 2004	Held on Latest Practicable Date	Exercisable period of share options	Price per share to be paid on exercise of share options
		'000	*'000*		*HK$*
Liang Jiang	06/02/04	—	20,000	06/05/04 to 05/05/09*	0.1582
Tan Yunbiao	06/02/04	—	15,000	06/05/04 to 05/05/09*	0.1582

\# *The vesting period of the share options is from the date of grant until the commencement of the exercisable period or the grantee's completion of half year's full time service with the Company or its subsidiaries, whichever is the later.*

* *If 5th May, 2009 is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.*

Save as disclosed above and other than certain nominee shares in subsidiaries of the Company held by the Directors in trust for the Company, as at the Latest Practicable Date, none of the Directors and chief executives of the Company had any interests or short positions in shares, underlying shares or debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be: (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which the Directors or the chief executives were taken or deemed to have under such provisions of the SFO); or (ii) recorded in the register kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code.

Share Options of the Company

As at the Latest Practicable Date, certain employees of the Company had the following interests in rights to subscribe for shares of the Company. Each option gives the holder the right to subscribe for one share.

Category	Date of share options granted#	Number of share options: Held on 1st January, 2004 '000	Number of share options: Held on Latest Practicable Date '000	Exercisable period of share options	Price per share to be paid on exercise of share options HK$
Employees and other participants	24/08/01	33,500	33,500	26/11/01 to 25/11/06*	0.1495
	06/02/04	—	51,900	06/05/04 to 05/05/09**	0.1582

The vesting period of the share options is from the date of grant until the commencement of the exercisable period or the grantee's completion of half year's full time service with the Company or its subsidiaries, whichever is the later.

* *If 25th November, 2006 is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.*

** *If 5th May, 2009 is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.*

Arrangements to Acquire Shares or Debentures

Except for the share options held by the Directors as mentioned above in the section "Directors' Interests and Short Positions in Shares, Underlying Shares and Debentures", as at the Latest Practicable Date, none of the Company or any of its subsidiaries, its holding companies or any subsidiary of its holding companies is a party to any arrangements to enable the Director to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Other Information of Directors

In addition to the information disclosed in the paragraph headed "Directors' interests in competing business" in the Appendix to this circular, Miss Liang Jiangqin, a non-executive Director, is the general manager of the finance department of GDH.

Substantial Shareholders

As at the Latest Practicable Date, so far as is known to any Directors or chief executives of the Company, the following persons (other than Directors and chief executives of the Company) had interests or short positions in shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10 per cent. or more of the

nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any options in respect of such capital:

Name	Number of ordinary shares of the Company beneficially held	Approximate % of issued share capital held	Long/short positions
Yue Gang *(Note)*	5,364,948,680	59.51%	Long Position
GDH	5,364,948,680	59.51%	Long Position

Note: The attributable interest which Yue Gang has in the Company is held through its 100 per cent direct interest in GDH.

Name of subsidiaries of the Company	Name of substantial shareholders	Approximate % of issued share capital held	Long/short positions
高要廣南畜牧發展有限公司*	廣東省高要食品進出口公司*	49%	Long Position
Guangdong Guangnan Tianmei Food Development Co., Ltd. (was petitioned to court for liquidation)	廣東省食品企業集團公司*	45%	Long Position
Guangnan (KK) Supermarket Limited (in liquidation)	Halifax Development Company Limited	12.5%	Long Position
	Red Lake Investments Limited	17.5%	Long Position
廣州經濟技術開發區廣之傑倉儲有限公司* (in liquidation)	廣東省連鎖經營協會*	20%	Long Position

* *These companies do not have English company names.*

Save as disclosed above, as at the Latest Practicable Date, the Company has not been notified by any persons (other than Directors or chief executives of the Company) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10 per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any options in respect of such capital.

3. LITIGATION

The Group had an outstanding litigation against a former minority shareholder of a subsidiary in respect of amounts due to the Group totaling approximately HK$40,000,000. The Group has pledged an equivalent amount of bills receivable with an authorized bank in the PRC in order to obtain a guarantee issued in favour of the Group to the Dongguan Intermediate People's Court. Full provision has been made against this receivable during the two financial years ended 31st December, 2000. The Company considers that such litigation will not have any material adverse impact on the financial position of the Group for the year ending 2004.

In May 2004, a PRC company filed to the Intermediate People's Court of Yue Yang City, Hunan Province, PRC (the "Court") a claim against Zhongshan Zhongyue Tinplate Industrial Co. Ltd. ("Zhongshan Zhongyue Tinplate"), a sino-foreign equity joint venture company which is held as to 95% by a wholly-owned subsidiary of the Company. The claim alleged that Zhongshan Zhongyue Tinplate had not yet settled an outstanding amount due to it. Approximately RMB5,000,000 bank deposit of Zhongshan Zhongyue Tinplate was ordered to be frozen by the Court. In October 2004, a judgment was made by the Court against Zhongshan Zhongyue Tinplate ruling that Zhongshan Zhongyue Tinplate shall pay to the aforesaid PRC company a sum of approximately RMB5,000,000. The directors of Zhongshan Zhongyue Tinplate consider that the judgment was wrongly made and therefore an appeal against the judgment was filed to the Higher People's Court of Hunan Province, PRC in December, 2004. The claim will continue to be contended vigorously by Zhongshan Zhongyue Tinplate. A provision of approximately RMB5,000,000 will be made in this respect for the financial year ending 31st December, 2004.

Save as disclosed above, as at the Latest Practicable Date, no member of the Group is engaged in any litigation or arbitration proceedings of material importance and there is no litigation or claim of material importance known to the Directors to be pending or threatened by or against any member of the Group.

4. DIRECTORS' SERVICE CONTRACTS

None of the Directors has a service contract with any member of the Group that is not determinable by the employing company within one year without payment of compensation (other than statutory compensation).

5. DIRECTORS' INTERESTS IN COMPETING BUSINESSES

Mr. Liang Jiang and Mr. Luo Fanyu, Directors, are also directors of GDH. GDH Group has a wide range of business interests which include, inter alia, manufacturing, trading and retailing, etc. The aforementioned business interests of the GDH Group cover the same or similar areas as some of those of the Group. However, the Directors of the Company do not believe that any of the businesses of GDH Group compete either directly or indirectly in any material aspect with those of the Group.

Mr. Zhao Leili, a Director, is also a director of Yue Gang and GDH. Yue Gang Group has a wide range of business interests which include, inter alia, manufacturing, trading and retailing, etc. The aforementioned business interests of the Yue Gang Group cover the same or similar areas as some of those of the Group. However, the Directors do not believe that any of the businesses of the Yue Gang Group compete either directly or indirectly in any material aspect with those of the Group.

6. MISCELLANEOUS

(a) The registered office of the Company is located at 15th Floor, Tianjin Building, 167 Connaught Road West, Hong Kong.

(b) The share registrar and transfer office of the Company is Computershare Hong Kong Investor Services Limited, Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(c) Mr. Tsang Hon Nam was appointed an executive Director and the financial controller of the Company in February 2004. Mr. Tsang graduated from The Chinese University of Hong Kong and holds a Bachelor's degree in Science. He is an associate of the Hong Kong Institute of Certified Public Accountants and a fellow of the Association of Chartered Certified Accountants. Mr. Tsang possesses experience in financial management, audit, corporate finance and corporate governance matters of both listed and unlisted companies.

(d) The secretary of the Company is Ms. Cheung Mo Ching. She was appointed the company secretary of the Company in August 1999. She holds a Bachelor's degree (Hon) in Accountancy and is an associate of both the Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Company Secretaries. She has extensive experience in company secretarial practice, corporate regulatory compliance and corporate governance matters.

(e) The English text of this circular shall prevail over the Chinese text.

6. 其他事項

(a) 本公司之註冊辦事處位於香港干諾道西167號天津大廈15樓。

(b) 本公司之股份過戶登記處為香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712－1716室。

(c) 曾翰南先生，於二零零四年二月獲委任為本公司執行董事兼財務總監。曾先生畢業於香港中文大學，持有理學士學位。彼為香港會計師公會會員及特許公認會計師公會資深會員。曾先生對上市公司及非上市公司的財務管理、稽核、企業融資及公司管治均具經驗。

(d) 本公司之公司秘書為張慕貞女士。張女士於一九九九年八月獲本公司委任為公司秘書。彼持有會計學(榮譽)學士學位，且為英國特許秘書及行政人員公會及香港公司秘書公會之會員。彼對公司秘書實務、遵守企業規管及公司管治具備豐富經驗。

(e) 本通函之中、英文本如有歧義，概以英文本為準。

3. 訴訟

本集團向一間附屬公司前少數股東就其拖欠本集團約40,000,000港元提出法律訴訟。本集團已質押等同金額之應收票據予一間中國境內之認可銀行，以獲取該銀行為本集團向東莞市中級人民法院發出一份擔保書。本集團已就此筆應收款項於截至二零零零年十二月三十一日止兩個財政年度全數計提撥備。本公司認為該宗訴訟將不會對本集團截至二零零四年止年度之財政狀況造成任何重大不利影響。

於二零零四年五月，一家中國公司入稟中國湖南省岳陽市中級人民法院(「法院」)向中山中粵馬口鐵工業有限公司(「中山中粵馬口鐵」，一家中外合資經營企業公司，其95%權益由本公司旗下一家全資附屬公司持有)提出申索。該宗申索指稱中山中粵馬口鐵尚未清還一筆應付款項。法院已頒令凍結中山中粵馬口鐵為數人民幣5,000,000元之銀行存款。於二零零四年十月，法院頒出中山中粵馬口鐵為敗訴之判決，而中山中粵馬口鐵須向前述中國公司支付一筆約為人民幣5,000,000元之款項。中山中粵馬口鐵之董事認為該判決為錯判，故中山中粵馬口鐵已於二零零四年十二月向中國湖南省高級人民法院對該判決提出上訴。中山中粵馬口鐵將會就該項申索提出有力抗辯。本公司將於截至二零零四年十二月三十一日止財政年度就此作出約人民幣5,000,000元之撥備。

除上文所披露者外，於最後可行日期，本集團各成員公司概無涉及任何重大訴訟或仲裁，而據董事所知，本集團各成員公司亦無任何懸而待決或面臨威脅之重大訴訟或索償。

4. 董事服務合約

董事概無與本集團任何成員公司訂立不可於一年內予以終止而毋須賠償(法定賠償除外)之服務合約。

5. 董事於競爭業務之權益

董事梁江先生及羅蕃郁先生亦為廣東控股之董事。廣控集團擁有多元化之業務權益，其中包括製造業務、貿易及零售等。上述廣控集團之業務權益與本集團若干業務權益之範圍相同或類似。然而，本公司董事並不認為廣控集團之任何業務直接或間接在任何重大方面與本集團之業務競爭。

董事趙雷力先生亦為粵港及廣東控股之董事。粵港集團擁有多元化之業務權益，其中包括製造業務、貿易及零售等。前述粵港集團之業務權益與本集團若干業務權益之範圍相同或類似。然而，董事並不認為粵港集團之任何業務直接或間接在任何重大方面與本集團之業務競爭。

部之條文須向本公司披露之權益或淡倉，或直接或間接擁有附帶權利於所有情況下可在本集團任何成員公司之股東大會上投票之任何類別股本面值10%或以上，或擁有相關股本之任何購股權：

名稱	實益持有之普通股數目	佔所持已發行股本概約百分比	好倉／淡倉
粵港(附註)	5,364,948,680	59.51%	好倉
廣東控股	5,364,948,680	59.51%	好倉

附註：粵港於本公司之應佔權益乃透過其於廣東控股之100%直接權益持有。

本公司附屬公司名稱	主要股東名稱	佔已發行股本概約百分比	好倉／淡倉
高要廣南畜牧發展有限公司*	廣東省高要食品進出口公司*	49%	好倉
廣東廣南天美食品發展有限公司(被入稟法院申請清盤)	廣東省食品企業集團公司*	45%	好倉
廣南(KK)超級市場有限公司(清盤中)	Halifax Development Company Limited	12.5%	好倉
	紅湖投資有限公司	17.5%	好倉
廣州經濟技術開發區廣之傑倉儲有限公司*(清盤中)	廣東省連鎖經營協會*	20%	好倉

*　此等公司並無英文公司名稱

除上文所披露者外，於最後可行日期，概無任何人士(本公司董事或行政總裁除外)知會本公司其於本公司股份或相關股份中擁有根據證券及期貨條例第 XV 部第2及3分部之條文須向本公司披露之權益或淡倉，或直接或間接擁有附帶權利於所有情況下可在本集團任何成員公司之股東大會上投票之任何類別股本面值10%或以上，或擁有相關股本之任何購股權。

1. 責任聲明

本通函載有符合上市規則所需之詳情，旨在提供有關本集團之資料。董事願共同及個別對本通函所載資料之準確性承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏任何其他事實，致使本通函所載內容產生誤導。

2. 權益披露

董事於股份、相關股份及債券之權益及淡倉

於最後可行日期，本公司董事及行政總裁於本公司及其相聯法團（定義見證券及期貨條例（「證券及期貨條例」）第XV部）之股份、相關股份或債券中擁有如下權益或淡倉，而須(i)根據證券及期貨條例第XV部第7及8分部（包括根據證券及期貨條例董事或行政總裁被視為或當作擁有之權益及淡倉）知會本公司及聯交所；或(ii)記入本公司根據證券及期貨條例第352條置存之登記冊中；或(iii)根據聯交所上市規則所載上市公司董事進行證券交易之標準守則（「標準守則」）知會本公司及聯交所：

I　*於普通股之好倉*

(i)　本公司

董事姓名	所持普通股數目（個人權益）	佔所持已發行股本概約百分比
梁江	800,000	0.009%

(ii)　粵海投資有限公司

董事姓名	所持普通股數目（個人權益）	佔所持已發行股本概約百分比
趙雷力	100,000	0.002%
梁劍琴	200,000	0.004%

出售事項之財務影響

除上文所述之虧損外，預期出售事項與債務出讓事項將不會對本集團截至二零零四年十二月三十一日止財政年度之盈利及資產淨值造成任何重大影響。

一般資料

廣南湛江之主要業務為製造及買賣飼料。本公司及其附屬公司主要從事生產及銷售馬口鐵及相關產品、物業租賃、鮮活商品代理業務。

目前，嘉美主要從事投資控股業務。

廣南湛江於二零零四年十月三十一日之未經審核資產淨值為約人民幣23,930,000元（相當於約22,528,000港元）。

廣南湛江截至二零零二年十二月三十一日止年度之除税項及非經常項目前後之純利分別為約人民幣10,750,000元（相當於約10,120,000港元）及約人民幣10,127,000元（相當於約9,534,000港元）（此乃根據香港公認之會計原則計算，並已納入本集團經審核綜合損益表內），而廣南湛江截至二零零三年十二月三十一日止年度之除税項及非經常項目前後之虧損淨額則分別為約人民幣38,686,000元（相當於約36,419,000港元）及約人民幣39,040,000元（相當於約36,752,000港元）（此乃根據香港公認之會計原則計算，並已納入本集團經審核綜合損益表內）。

出售事項完成後，廣南湛江將不再是本公司之全資附屬公司。

其他資料

閣下務須垂注本通函之附錄，當中載有有關本公司之法定及一般資料。

此致

列位股東　台照

承董事會命
主席
梁江

二零零四年十二月二十四日

(c) 第三期款項：人民幣4,000,000元(相當於約3,774,000港元)，須於簽署權益轉讓合同後一年內支付；及

(d) 第四期款項：人民幣3,000,000元(相當於約2,830,000港元)，須於簽署權益轉讓合同後一年半(另設半年寬限期)內支付。

支付代價之抵押品

支付代價及嘉美履行根據權益轉讓合同之責任乃由以下各項作出抵押：

1. 由深圳長銀簽署出具予本公司之不可撤銷擔保書；

2. 就嘉美全部已發行股本由嘉美股東簽署出具予本公司之股份抵押合同；

3. 為對嘉美全部業務、物業及資產增設第一浮動押記由嘉美簽署出具予本公司之債權證；

4. 就質押嘉美於廣南湛江資本之全部權益將由嘉美簽署出具予本公司之股權質押合同；及

5. 就抵押廣南湛江之全部資產將由廣南湛江簽署出具予本公司之資產抵押合同。

進行出售事項之理由及為本公司帶來之利益

董事認為生產飼料行業是以原材料加工為主，原材料價格波動難控。董事亦認為飼料生產行業之應收賬款信貸風險甚高，且其毛利率偏低。因此，本公司已決定退出飼料生產業務，並專注從事本公司擁有相對優勢之業務。

董事相信權益轉讓合同之條款屬公平合理，且符合本公司及其股東整體之最佳利益。出售事項與債務出讓事項所獲得之現金將進一步提升本公司之流動資金及增加可供作一般營運資金之款項。

本公司預期出售事項與債務出讓事項將帶來約12,280,000港元之虧損。生產飼料行業之競爭加劇，加上利潤微薄，壞賬風險偏高及禽流感散播，種種因素構成獨立專業估值師對廣南湛江釐定之公平市值。基於所得代價乃本公司經長時間多番磋商後取得之最佳收購價，董事認為此乃退出生產飼料行業之理想時機。該項虧損乃參照廣南湛江於二零零四年十月三十一日之未經審核資產淨值、向嘉美出讓之債務金額及估計有關出售事項與債務出讓事項產生之開支而計算。

權益轉讓合同

日期

二零零四年十二月一日

訂約方

1. 本公司作為賣方；

2. 嘉美作為買方；及

3. 廣南湛江。

本公司確認，據董事在作出一切合理查詢後所知悉、了解及相信，嘉美及其最終實益擁有人均為與本公司或其附屬公司之任何董事、行政總裁及主要股東或彼等各自之任何聯繫人(定義見上市規則)概無關連之獨立第三者。

出售事項與債務出讓事項

根據權益轉讓合同，本公司同意(其中包括)出售及嘉美同意購入廣南湛江資本。本公司亦同意按照權益轉讓合同之條款向嘉美出讓全部債務權益。

代價

嘉美根據權益轉讓合同應付之代價為人民幣17,000,000元(相當於約16,038,000港元)。代價乃由各訂約方參照香港一家獨立專業估值師採用經濟收入折現法計算來自廣南湛江股本擁有權及股東貸款之日後經濟利益現有價值，對廣南湛江業務企業100%權益公平市值進行之估值後經公平基準磋商而釐定。嘉美將按下列方式分四期以現金向本公司支付代價：

(a) 首期款項：人民幣3,000,000元(相當於約2,830,000港元)，須於簽署權益轉讓合同後10日內支付；

(b) 第二期款項：人民幣7,000,000元(相當於約6,604,000港元)，須於本公司向嘉美轉讓廣南湛江之管理權完成(於簽署權益轉讓合同後兩個月內)時支付。緊隨支付第二期款項後，本公司將就廣南湛江資本之登記擁有人由本公司轉為嘉美之登記事宜向中國工商行政管理局遞交申請書；



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(於香港註冊成立之股份有限公司)

執行董事：
梁江(主席)
譚雲標
曾翰南

非執行董事：
趙雷力
羅蕃郁
梁劍琴

獨立非執行董事：
Gerard Joseph McMAHON
譚惠珠
李嘉強

註冊辦事處：
香港
干諾道西167號
天津大廈
15樓

敬啟者：

須予披露交易

出售一家附屬公司之權益

緒言

於二零零四年十二月三日，董事會宣佈，本公司已訂立權益轉讓合同，據此(其中包括)本公司同意出售及嘉美同意購入廣南湛江資本。本公司亦同意按照權益轉讓合同之條款向嘉美出讓全部債務權益。

根據上市規則第14.06(2)條，按照權益轉讓合同預計進行之出售事項與債務出讓事項均構成本公司之須予披露交易。本通函旨在向　閣下提供有關出售事項與債務出讓事項之其他詳情。

「最後可行日期」	指	於二零零四年十二月十七日，即本通函付印前就確定以供載入本通函若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「中國」	指	中華人民共和國，就本通函而言，不包括香港、澳門及台灣
「人民幣」	指	人民幣，中國法定貨幣
「出售事項」	指	本公司根據權益轉讓合同之條款向嘉美出售廣南湛江資本
「深圳長銀」	指	深圳長銀實業有限公司，一家於中國註冊成立之有限公司，為嘉美履行根據權益轉讓合同之責任之擔保人
「聯交所」	指	香港聯合交易所有限公司
「權益轉讓合同」	指	由本公司、嘉美與廣南湛江於二零零四年十二月一日訂立之權益轉讓合同，據此(其中包括)，本公司同意出售及嘉美同意購入廣南湛江資本及債務
「粵港」	指	廣東粵港投資控股有限公司，一家於中國註冊成立之有限公司，其擁有廣東控股全部直接權益
「粵港集團」	指	粵港及其附屬公司

除本通函另有指明外，人民幣乃按人民幣1.00元兑0.9414港元之滙率兑換為港元。

於本通函內，除文義另有指明外，下列詞彙具有以下涵義：

「董事會」	指	董事會
「嘉美」	指	嘉美（中國）有限公司，一家於香港註冊成立之有限公司
「本公司」	指	廣南（集團）有限公司，其股份於聯交所上市
「代價」	指	人民幣17,000,000元（相當於約16,038,000港元，已按權益轉讓合同中訂明1.00港元兑人民幣1.06元之滙率兑換），即嘉美就根據權益轉讓合同購入廣南湛江資本及債務出讓事項向本公司支付之總金額
「債務」	指	總金額約人民幣5,940,000元（相當於約5,592,000港元），即於二零零四年十一月三十日廣南湛江欠本公司之全部債項
「債務出讓事項」	指	本公司根據權益轉讓合同之條款向嘉美出讓債務
「董事」	指	本公司董事
「廣東控股」	指	廣東控股有限公司，一家於香港註冊成立之公司，並為本公司之主要股東，其於最後可行日期持有本公司已發行股本約59.51%
「廣控集團」	指	廣東控股及其附屬公司
「本集團」	指	本公司及其附屬公司
「廣南湛江」	指	廣南（湛江）家豐飼料有限公司，一家於中國註冊成立之有限責任外商獨資企業，其繳足註冊資本為5,000,000港元，於進行出售事項前為本公司之全資附屬公司
「廣南湛江資本」	指	本公司已有條件同意根據權益轉讓合同向嘉美出售由本公司持有廣南湛江之註冊資本之百分百權益
「香港」	指	中國香港特別行政區
「港元」	指	港元，香港法定貨幣

目　錄

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下廣南(集團)有限公司之股份，應立即將本通函連同隨附之代表委任表格送交買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理，以便轉交買主或承讓人。



GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

(於香港註冊成立之有限公司)

(股份代號：1203)

須予披露交易
出售一家附屬公司之權益

二零零四年十二月二十四日



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 1203)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "Meeting") of Guangnan (Holdings) Limited (the "Company") will be held on Friday, 12th August, 2005 at 10:00 a.m. at the Boardroom, Basement II, The Wharney Guang Dong Hotel Hong Kong, No. 57-73 Lockhart Road, Wanchai, Hong Kong, for the purpose of considering and, if thought fit, passing the following resolution as a Special Resolution:

SPECIAL RESOLUTION

"**THAT:**

(a) (i) the entire amount standing to the credit of the share premium account of the Company be eliminated; and

(ii) the credit arising from such elimination be, to the extent permitted by the High Court of the Hong Kong Special Administrative Region (the "High Court") and subject to such conditions (if any) as the High Court may impose, applied to set off against an equal amount of accumulated losses of the Company;

(b) (i) the entire amount standing to the credit of the capital redemption reserve of the Company be eliminated; and

(ii) the credit arising from such elimination be, to the extent permitted by the High Court and subject to such conditions (if any) as the High Court may impose, applied to set off against an equal amount of accumulated losses of the Company;

(c) the entire amount standing to the credit of a capital reserve of the Company be, to the extent permitted by the High Court and subject to such conditions (if any) as the High Court may impose, applied to set off against an equal amount of accumulated losses of the Company;

(d) (i) the nominal value of each existing share of the Company be reduced from HK$0.10 to HK$0.05, by cancelling paid up capital of the Company to the extent of HK$0.05 on each of the issued and paid up shares and by reducing the nominal value of all the issued and unissued shares from HK$0.10 each to HK$0.05 each;

(ii) after such reduction, every issued and unissued share of nominal value of HK$0.10 each be re-designated as a reduced share of nominal value of HK$0.05 each;

(iii) part of the credit arising from such reduction of capital be, to the extent permitted by the High Court and subject to such conditions (if any) as the High Court may impose, applied to set off against the remaining amount of accumulated losses of the Company (after completion of the transactions contemplated in Paragraphs (a) to (c) of this Resolution); and

(iv) the balance of such credit be transferred to a special capital reserve to be created in the books of account of the Company;

(e) following completion of the transactions contemplated in Paragraph (a) to (d) of this Resolution, every ten issued and unissued reduced shares of nominal value of HK$0.05 each be consolidated into one new share of nominal value of HK$0.50 each, subject to the Listing Committee of The Stock Exchange of Hong Kong Limited granting listing of, and permission to deal in, such new shares; and

(f) the directors of the Company be and are hereby authorised to do all such acts and things as considered by them to be necessary or desirable in connection with the implementation of the transactions contemplated in Paragraphs (a) to (e) of this Resolution."

By Order of the Board
Cheung Mo Ching
Company Secretary

Hong Kong, 15th July, 2005

Registered Office:
15th Floor
Tianjin Building
167 Connaught Road West
Hong Kong

Notes:

1. Any member of the Company entitled to attend and vote at the Meeting is entitled to appoint one or more persons as his proxy or proxies to attend and vote instead of him. On a poll, votes may be given either personally or by proxy. A proxy need not be a member of the Company.

2. Where there are joint registered holders of any share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled to it; but if more than one such joint holders are present at the Meeting personally or by proxy, that one of the holders so present whose name stands first on the Register of Members of the Company in respect of such share will alone be entitled to vote in respect of such share.

3. The form of proxy must be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

4. The form of proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority must be deposited at the office of the share registrars of the Company, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time for holding the Meeting or any adjourned meeting. In default, the form of proxy will not be treated as valid.

5. Completion and return of a form of proxy will not preclude a member from attending and voting in person at the Meeting, if he so desires. In such event, the form of proxy will be deemed to be revoked.

6. In accordance with the Articles of Association of the Company, a poll may be demanded:

   (a) by the Chairman of the Meeting;

   (b) by at least three members of the Company present in person or by proxy for the time being entitled to vote at the Meeting;

   (c) by any member of the Company present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members of the Company having the right to vote at the Meeting; or

   (d) by any member or members of the Company present in person or by proxy and holding shares in the Company conferring a right to vote at the Meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

7. A poll may be so demanded, in respect of a resolution put to the vote of the Meeting and to be otherwise decided by a show of hands, before or on the declaration of the result of the show of hands.

As at the date of the notice, the board of directors of the Company is composed of three executive directors, namely Messrs. Liang Jiang, Tan Yunbiao and Tsang Hon Nam, three non-executive directors, namely Messrs. Zhao Leili, Luo Fanyu and Miss Liang Jianqin and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 1203)

CAPITAL REORGANISATION

The Company proposes to effect the Capital Reorganisation, which will comprise five steps.

The purpose of Steps One to Four is to write off the entire amount of accumulated losses recorded by the Company as at 31st December, 2004, in the aggregate amount of approximately HK$2,139.578 million. The purpose of Step Fi- to consolidate, after the transactions contemplated in Steps One to Four have become effective, every ten issued and unissued Reduced Shares into one New Share.

The Capital Reorganisation is conditional upon the approval of Shareholders at the EGM, the confirmation of the High Court and certain registration requirements.

A circular containing further details of the Capital Reorganisation and notice of the EGM will be despatched to Shareholders as soon as practicable.

CAPITAL REORGANISATION

The Directors announce that the Company proposes to effect the Capital Reorganisation, which will comprise the following five steps:

- Step One: reduction of share premium account
- Step Two: reduction of capital redemption reserve
- Step Three: application of capital reserve
- Step Four: reduction of capital
- Step Five: consolidation of shares

The purpose of Steps One to Four is to write off the entire amount of accumulated losses recorded by the Company as at 31st December, 2004, in the aggregate amount of approximately HK$2,139.578 million.

The purpose of Step Five is to consolidate, after the transactions contemplated in Steps One to Four have become effective, every ten issued and unissued Reduced Shares into one New Share.

Step One: Reduction of Share Premium Account

As at 31st December, 2004, there was an aggregate amount of approximately HK$1,747.098 million standing to the credit of the share premium account of the Company.

As Step One of the Capital Reorganisation, such amount will be eliminated in its entirety pursuant to Section 48B of the Companies Ordinance and Article 62(b) of the Articles of Association of the Company. The credit arising from such elimination will be applied to set off against an equal amount of accumulated losses.

Step Two: Reduction of Capital Redemption Reserve

As at 31st December, 2004, there was an aggregate amount of approximately HK$0.971 million standing to the credit of the capital redemption reserve of the Company.

As Step Two of the Capital Reorganisation, such amount will be eliminated in its entirety pursuant to Section 49H of the Companies Ordinance and Article 62(b) of the Articles of Association of the Company. The credit arising from such elimination will be applied to set off against an equal amount of accumulated losses.

Step Three: Application of Capital Reserve

As at 31st December, 2004, there was an aggregate amount of approximately HK$48.157 million standing to the credit of a capital reserve of the Company. The capital reserve was created following an issue of warrants by the Company in 1997. The net proceeds from the issue of such warrants have been recorded in such capital reserve. All such warrants were either exercised during the exercise period or lapsed in 1998. The application of such capital reserve is not subject to any condition or restriction.

As Step Three of the Capital Reorganisation, such amount will be applied to set off against an equal amount of accumulated losses.

Step Four: Reduction of Capital

At present, the authorised share capital of the Company is HK$1,500,000,000.00 divided into 15,000,000,000 Shares (of nominal value of HK$0.10 each), of which 9,015,832,859 Shares have been issued and are fully paid up or *credited as fully paid up, representing an issued share capital of HK$901,583,285.90.*

As Step Four of the Capital Reorganisation, the nominal value of each Share will be reduced from HK$0.10 to HK$0.05 pursuant to Section 58 of the Companies Ordinance and Article 62(b) of the Articles of Association of the Company, by cancelling paid up capital of the Company to the extent of HK$0.05 on each of the issued and paid up Shares and by reducing the nominal value of all the issued and unissued Shares from HK$0.10 each to HK$0.05 *each. Every issued and unissued Share (of nominal value of HK$0.10 each) will, after such reduction, become a* Reduced Share (of nominal value of HK$0.05 each).

Such reduction of capital will give rise to a credit in the aggregate amount of HK$450,791,642.95. Out of such credit, an aggregate amount of approximately HK$343.352 million will be applied to set off against the remaining amount of accumulated losses.

The balance of such credit, in the aggregate amount of approximately HK$107.440 million, will be transferred to a special capital reserve to be created in the books of account of the Company, the application of which will be subject to such conditions, if any, as the High Court may impose.

Immediately after such reduction of capital, the authorised share capital of the Company will be restored to the original amount of HK$1,500,000,000.00 by the creation of 15,000,000,000 unissued Reduced Shares.

Step Five: Consolidation of Shares

New Shares

As Step Five of the Capital Reorganisation, every ten issued and unissued Reduced Shares (of nominal value of HK$0.05 each) will, after the transactions contemplated in Steps One to Four of the Capital Reorganisation have become effective, be consolidated into one New Share (of nominal value of HK$0.50 each) pursuant to Section 53 of the Companies Ordinance and Article 62(a) of the Articles of Association of the Company. The New Shares will rank *pari passu* in all respects with each other.

There are outstanding options granted by the Company pursuant to its share option scheme. The relevant exercise prices applicable to all such options will be adjusted as a result of such consolidation of shares in such manner as the auditors of the Company certify to be in their opinion fair and reasonable. The Directors anticipate that the exercise prices will, in each case, be increased by ten times.

Fractional Entitlements

Fractions of New Shares will not be issued. Fractional entitlements will be aggregated and sold for the benefit of the *Company.*

Board Lot

The existing board lot of 2,000 Shares for trading on the Stock Exchange will remain unchanged upon such consolidation of shares taking effect.

Listing and Dealing

An application will be made to the Listing Committee of the Stock Exchange for listing of, and permission to deal in, the New Shares.

Subject to the granting of listing of, and permission to deal in, the New Shares on the Stock Exchange, the New Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS, with effect from the day on which dealings in the New Shares on the Stock Exchange commence (or such other date as may be determined by HKSCC). Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day after the transactions. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

For those persons whose interests are currently held through CCASS, dealings in the New Shares are expected to be capable of settlement through *CCASS* with effect from the day on which dealings in the *New Shares* on the Stock Exchange commence, without any need on their part to deposit new share certificates in respect of the New Shares with HKSCC.

Free Exchange of Share Certificates

A further announcement will be made on arrangements for free exchange of share certificates as soon as practicable after the transactions contemplated in Steps One to Four of the Capital Reorganisation have become effective.

Trading Arrangements for New Shares

A further announcement will be made on trading arrangements for New Shares as soon as practicable after the transactions contemplated in Steps One to Four of the Capital Reorganisation have become effective.

Arrangements for Odd Lot Trading

A further announcement will be made on arrangements for odd lot trading as soon as practicable after the trans: contemplated in Steps One to Four of the Capital Reorganisation have become effective.

CONDITIONS

The Capital Reorganisation is conditional upon:

(i) the passing by Shareholders of a special resolution at the EGM to approve the Capital Reorganisation;

(ii) the confirmation by the High Court of the reductions contemplated in Steps One, Two and Four of the (Reorganisation, and the registration by the Registrar of Companies in Hong Kong of an office copy of th of the High Court and the minute containing the particulars required by Section 61 of the Companies Ordi and

(iii) the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, the New Sh:

Upon fulfilment of conditions (i) and (ii), the reductions contemplated in Steps One, Two and Four of the (Reorganisation will become effective immediately following the registration of the order of the High Court : minute referred to in condition (ii). The application contemplated in Step Three of the Capital Reorganisati also become effective at the same time.

The effective date of the reductions contemplated in Steps One, Two and Four of the Capital Reorganisation certain at present. An application will be made to the High Court as soon as practicable after the pass Shareholders of the special resolution referred to in condition (i). Further announcements will be made to Shareholders of the expected effective date and, as necessary or appropriate, the progress and results of the appl to the High Court.

A further announcement will be made on the expected effective date of the consolidation contemplated in St as soon as practicable after the transactions contemplated in Steps One to Four of the Capital Reorganisatio become effective.

EFFECTS OF THE CAPITAL REORGANISATION

Immediately after completion of the Capital Reorganisation, the authorised share capital of the Company HK$1,500,000,000.00 divided into 3,000,000,000 New Shares, of which 901,583,285 New Shares will be i and fully paid up or credited as fully paid up, representing an issued share capital of HK$450,791,642.50.

The Capital Reorganisation will not, of itself, alter the underlying assets, business, operations, manage financial position of the Company (other than as regards the payment of relevant expenses). Nor will the propo interests of Shareholders be changed as a result of the consolidation contemplated in Step Five of the Reorganisation (other than as regards the de-minimis impact arising out of the treatment of fractional entitlen

REASONS FOR AND BENEFITS OF THE CAPITAL REORGANISATION

Steps One to Four of the Capital Reorganisation are designed to ensure that the Company will have a structure that would permit the payment of dividends, as and when the Directors consider it appropriate in the

At this stage, there can be no assurance that a dividend will be declared or paid in the future circumstances where the transactions contemplated in Steps One to Four of the Capital Reorganisatic become effective.

Step Five of the Capital Reorganisation will reduce the number of board lots in the market, which will, reduce the handling costs and transaction charges of both the Company and Shareholders dealing in share: Company.

The Directors consider that the Capital Reorganisation is in the interests of the Company and Shareholders tal whole.

GENERAL

A circular containing further details of the Capital Reorganisation and notice of the EGM will be despat Shareholders as soon as practicable.

DIRECTORS

As at the date of this announcement, the Directors are:

Executive Directors:
Mr. Liang Jiang *(Chairman)*, Mr. Tan Yunbiao, Mr. Tsang Hon Nam

Non-executive Directors:
Mr. Zhao Leili, Mr. Luo Fanyu, Miss Liang Jianqin

Independent Non-executive Directors:
Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria, Mr. Li Kar Keung, Caspar

DEFINITIONS

"Capital Reorganisation"	the capital reorganisation proposal comprising five steps
"CCASS"	Central Clearing and Settlement System established and operated by
"Companies Ordinance"	Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Company"	Guangnan (Holdings) Limited, a company incorporated in Hong Ki securities of which are listed on the Stock Exchange
"Directors"	directors of the Company
"EGM"	the extraordinary general meeting of the Company to be convened approval of the Capital Reorganisation
"High Court"	High Court of the Hong Kong Special Administrative Region
"HKSCC"	Hong Kong Securities Clearing Company Limited
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic (
"New Shares"	new shares of nominal value of HK$0.50 each in the share capita Company
"Reduced Shares"	reduced shares of nominal value of HK$0.05 each in the share capit: Company
"Shareholders"	shareholders of the Company
"Shares"	existing shares of nominal value of HK$0.10 each in the share capit: Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By Order of the Boarc
Guangnan (Holdings) Lir
Liang Jiang
Chairman

Hong Kong, 23 June 2005

The Standard 16 June 2005



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 1203)

ANNUAL GENERAL MEETING HELD ON 15 JUNE 2005
POLL RESULTS

The poll results in respect of the resolutions proposed at the Annual General Meeting (the "AGM") of Guangnan (Holdings) Limited (the "Company") held on 15 June 2005 are as follows:

	Resolutions	No. of Votes (Approx. %)	
		For	Against
1	To receive and consider the consolidated financial statements and the reports of the Directors and the Auditors for the year ended 31 December 2004.	5,225,144,000 (100.0000%)	0 (0.0000%)
2A	(i) To re-elect Mr. Liang Jiang as a Director.	5,225,144,000 (100.0000%)	0 (0.0000%)
	(ii) To re-elect Mr. Luo Fanyu as a Director.	5,225,144,000 (100.0000%)	0 (0.0000%)
	(iii) To re-elect Miss Tam Wai Chu, Maria as a Director.	5,225,044,000 (99.9981%)	100,000 (0.0019%)
2B	To authorise the Directors to fix the Directors' Remuneration.	5,225,044,000 (99.9981%)	100,000 (0.0019%)
3	To re-appoint Messrs. KPMG as Auditors and authorise the Directors to fix their remuneration.	5,225,044,000 (99.9981%)	100,000 (0.0019%)
4	To grant a general mandate to the Directors to allot, issue and deal with additional shares of the Company.*	5,225,144,000 (100.0000%)	0 (0.0000%)
5	To grant a general mandate to the Directors to repurchase shares of the Company.*	5,225,144,000 (100.0000%)	0 (0.0000%)
6	To extend the general mandate granted to the Directors to allot, issue and deal with additional shares by adding the number of shares repurchased.*	5,225,044,000 (100.0000%)	0 (0.0000%)

* The full text of the resolution is set out in the notice of the AGM.

As more than 50% of the votes were cast in favour of each of the resolutions, each of the resolutions were duly passed as ordinary resolutions.

As at the date of the AGM, the number of issued shares of the Company was 9,015,832,859 shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions proposed at the AGM. There were no restrictions on any shareholders to cast votes on any of the proposed resolutions at the AGM.

Computershare Hong Kong Investor Services Limited, the Share Registrar of the Company, acted as Scrutineers for the poll at the AGM.

As at the date of the announcement, the board of directors of the Company is composed of three executive directors, namely Messrs. Liang Jiang, Tan Yunbiao and Tsang Hon Nam, three non-executive directors, namely Messrs. Zhao Leili, Luo Fanyu and Miss Liang Jianqin and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

By Order of the Board
Liang Jiang
Chairman

Hong Kong, 15 June 2005

29-04.2005 The Standard



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code : 1203)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of Guangnan (Holdings) Limited (the "Company") will be held at the Boardroom, Basement II, The Wharney Guang Dong Hotel Hong Kong, No.57–73 Lockhart Road, Wanchai, Hong Kong on Wednesday, 15 June 2005 at 10:00 a.m. for the following purposes:

1. To receive and consider the consolidated financial statements and the reports of the directors of the Company (the "Directors") and the auditors of the Company (the "Auditors") for the year ended 31 December 2004.
2. To re-elect Directors and fix the Directors' remuneration.
3. To re-appoint Auditors and authorise the Directors to fix their remuneration.
4. To consider as special business and, if thought fit, to pass with or without amendments, the following resolution as an Ordinary Resolution:

   "THAT:

   (A) subject to the following provisions of this Resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares and to make or grant offers, agreements and options which would or might require the exercise of such powers, be and is hereby generally and unconditionally approved;

   (B) the approval in paragraph (A) of this Resolution shall be in addition to any other authorizations given to the Directors and shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers at any time during or after the end of the Relevant Period;

   (C) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (A) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to Directors and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares; (iii) the exercise of rights of subscription or conversion under terms of any warrants issued by the Company or any securities which are convertible into Shares; or (iv) any existing specific authority, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

   (D) for the purpose of this Resolution and resolution no. 5:

   "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

   (i) the conclusion of the next annual general meeting of the Company;

   (ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of Hong Kong to be held; and

   (iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

   "Rights Issue" means an offer of Shares open for a period fixed by the Directors to the holders of Shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong applicable to the Company)."

5. To consider as special business and, if thought fit, to pass with or without amendments, the following resolution as an Ordinary Resolution:

   "THAT:

   (A) subject to paragraph (B) of this Resolution, the exercise by the Directors during the Relevant Period (as defined above) of all the powers of the Company to repurchase the Shares on the Stock Exchange or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange under the Hong Kong Code on Share Repurchases for this purpose, subject to and in accordance with all applicable laws and the requirements of The Rules Governing the Listing of Securities on the Stock Exchange or any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved; and

   (B) the amount of the securities of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (A) of this Resolution shall not exceed 10 per cent. of the Shares in issue as at the date of the passing of this Resolution and the authority pursuant to paragraph (A) of this Resolution shall be limited accordingly."

6. To consider as special business and, if thought fit, to pass with or without amendments, the following resolution as an Ordinary Resolution:

   "**THAT** conditional upon resolutions nos. 4 and 5 set out above being duly passed, the general mandate granted to the Directors to exercise the powers of the Company to allot and issue Shares pursuant to resolution no. 4 set out above be and is hereby extended by the addition to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to resolution no. 5 set out above, provided that such an amount shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this Resolution."

By Order of the Board
Cheung Mo Ching
Company Secretary

Hong Kong, 29 April 2005

Registered Office:
15th Floor
Tianjin Building
167 Connaught Road West



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT OF 2004 RESULTS

RESULTS

The board of directors (the "Directors") of Guangnan (Holdings) Limited (the "Company"), is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2004, which have been reviewed by the Company's Audit Committee.

Consolidated Profit and Loss Account

	Note	2004 *HK$'000*	2003 *HK$'000*
Turnover	3	828,349	1,525,807
Cost of sales		(701,093)	(1,373,795)
Gross profit		127,256	152,012
Other revenue	4	13,649	11,702
Other net income/(expenses)	5	219	(214)
Distribution costs		(13,302)	(32,819)
Administrative expenses		(43,444)	(51,856)
Other operating expenses		(5,867)	(5,876)
Profit from operations		78,511	72,949
Net loss on disposal of discontinued operations	6	(11,793)	—
Non-operating income	7	76,306	66,521
Non-operating expenses	8	—	(30,862)
Finance costs	9(a)	(697)	(7,664)
Share of profits less losses of associates		27,252	19,376
Profit from ordinary activities before taxation	9	169,579	120,320
Income tax	10	(31,251)	(12,933)
Profit from ordinary activities after taxation		138,328	107,387
Minority interests		(6,080)	(4,625)
Profit attributable to shareholders		132,248	102,762
Dividend per share		Nil	Nil
Earnings per share	11		
Basic		1.47 cents	1.14 cents
Diluted		N/A	1.12 cents

Notes:

1. Recently Issued Accounting Standards

The Hong Kong Institute of Certified Public Accountants ("HKICPA") has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("HKAS") ("new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005.

With effect from 1 January 2004, the Group has chosen to early adopt HKFRS 3 "Business combinations", HKAS 36 "Impairment of assets" and HKAS 38 "Intangible assets". The impact of the early adoption of these accounting standards is set out in note 2.

Apart from the above, the Group has not early adopted other new HKFRSs in the financial statements for the year ended 31 December 2004. The Group has already commenced an assessment of the impact of other new HKFRSs but is not yet in a position to state whether those other new HKFRSs would have a significant impact on its results of operations and financial position.

2. Change in accounting policies

In prior years, the negative goodwill arising from the acquisitions of controlled subsidiaries and associates were treated as follows:

— for acquisitions before 1 January 2001, negative goodwill is credited to a capital reserve; and

— for acquisitions on or after 1 January 2001, to the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognised, it is recognised in the consolidated profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognised in the consolidated profit and loss account over the weighted average useful life of those non-monetary assets that are depreciable/amortisable. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the consolidated profit and loss account.

With effect from 1 January 2004, the Group has early adopted HKFRS 3, HKAS 36 and HKAS 38 issued by the HKICPA. In order to comply with HKFRS 3, the Group adopted a new policy for goodwill on acquisition. However, there had been no significant impact on the early adoption of HKAS 36 and HKAS 38. As a result of the adoption of HKFRS 3, the Group's profit for the year has been decreased by HK$1,447,000 and the Group's net assets as at 31 December 2004 has been increased by HK$17,246,000. Negative goodwill existing at 1 January 2004 has been derecognised by way of an adjustment to the opening balance of accumulated losses. No restatement of comparative information has been made.

3. Segment information

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segments

For the year ended 31 December 2004

	Tinplating *HK$'000*	Live and fresh foodstuffs distribution *HK$'000*	Feed production and livestock farming (discontinued) (Note 6) *HK$'000*	Foodstuffs trading *HK$'000*	Property leasing *HK$'000*	Inter-segment elimination *HK$'000*	Unallocated *HK$'000*	Consolidated *HK$'000*
Revenue from external customers	574,443	50,572	146,474	31,438	25,422	—	—	828,349
Inter-segment revenue	1,300	—	—	—	81	(1,381)	—	—
Other revenue from external customers	—	—	—	—	—	—	9,688	9,688
Total	575,743	50,572	146,474	31,438	25,503	(1,381)	9,688	838,037
Segment results	48,214	13,872	2,468	113	17,479			82,146
Unallocated operating income and expenses								(3,635)
Profit from operations								78,511
Share of profits less losses of associates	—	150	—	—	—		27,102	27,252
Net loss on disposal of discontinued operations								(11,793)
Non-operating income								76,306
Finance costs								(697)
Income tax								(31,251)
Minority interests								(6,080)
Profit attributable to shareholders								132,248
Depreciation for the year	4,603	84	22	27	667			

For the year ended 31 December 2003

	Tinplating *HK$'000*	Live and fresh foodstuffs distribution *HK$'000*	Feed production and livestock farming *HK$'000*	Foodstuffs trading *HK$'000*	Property leasing *HK$'000*	Inter-segment elimination *HK$'000*	Unallocated *HK$'000*	Consolidated *HK$'000*
Revenue from external customers	538,765	751,901	145,892	52,190	37,059	—	—	1,525,807
Inter-segment revenue	1,098	—	—	—	—	(1,098)	—	—
Other revenue from external customers	—	—	—	—	—	—	6,916	6,916
Total	539,863	751,901	145,892	52,190	37,059	(1,098)	6,916	1,532,723
Segment results	57,153	11,100	(12,122)	646	26,491			83,268
Unallocated operating income and expenses								(10,319)
Profit from operations								72,949
Share of profits less losses of associates	—	(113)	—	—	—		19,489	19,376
Non-operating income								66,521
Non-operating expenses								(30,862)
Finance costs								(7,664)
Income tax								(12,933)
Minority interests								(4,625)
Profit attributable to shareholders								102,762
Depreciation for the year	5,130	73	2,787	56	601			
Impairment loss for the year	—	—	30,862	—	—			

Geographical segments

The Group's business participates in two principal economic environments. Hong Kong is the major market for live and fresh foodstuffs distribution, whereas the People's Republic of China other than Hong Kong (the "PRC") is a major market for most of the Group's other business.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers.

	The PRC 2004 *HK$'000*	The PRC 2003 *HK$'000*	Hong Kong 2004 *HK$'000*	Hong Kong 2003 *HK$'000*	Others 2004 *HK$'000*	Others 2003 *HK$'000*
Revenue from external customers	744,357	719,699	83,992	798,751	—	7,357

4. Other revenue

	2004 *HK$'000*	2003 *HK$'000*
Sales of scrap materials	4,398	4,331
Interest income	3,726	4,526
Write-back of provision for bad debts	2,251	577
Management income	253	437
Dividends from listed securities	235	260
Subsidy received	119	—
Others	2,667	1,571
	13,649	11,702

5. Other net income/(expenses)

	2004 *HK$'000*	2003 *HK$'000*
Net gain/(loss) on disposal of fixed assets	243	(1,069)
Net loss on disposal of investment securities	—	(236)
Net realised and unrealised (loss)/gain on other securities carried at fair value	(47)	562
Provision for diminution in value of investment securities	(338)	—
Others	361	529
	219	(214)

6. Discontinued operations

In December 2004, the Group's feed production and livestock farming operatio[ns] were discontinued following the disposal of two subsidiaries in the PRC. The n[et] loss on disposal of the discontinued operations amounted to HK$11,793,000.

The results of the discontinued operations for the current and previous years we[re] as follows:

	Continuing operations 2004 *HK$'000*	Continuing operations 2003 *HK$'000*	Discontinued operations 2004 *HK$'000*	Discontinued operations 2003 *HK$'000*	Total 2004 *HK$'000*	Total 20[03] *HK$'0[00]*
Turnover	681,875	1,379,915	146,474	145,892	828,349	1,525,8
Cost of sales	(564,875)	(1,234,576)	(136,218)	(139,219)	(701,093)	(1,373,7
Gross profit	117,000	145,339	10,256	6,673	127,256	152,0
Other revenue	13,531	11,645	118	57	13,649	11,7
Other net income/(expenses)	219	(512)	—	298	219	(2
Distribution costs	(12,116)	(30,728)	(1,186)	(2,091)	(13,302)	(32,8
Administrative expenses	(41,037)	(40,337)	(2,407)	(11,519)	(43,444)	(51,8
Other operating expenses	(1,672)	(393)	(4,195)	(5,483)	(5,867)	(5,8
Profit/(loss) from operations	75,925	85,014	2,586	(12,065)	78,511	72,9
Net loss on disposal of discontinued operations	—	—	(11,793)	—	(11,793)	
Non-operating income	76,306	53,412	—	13,109	76,306	66,5
Non-operating expenses	—	—	—	(30,862)	—	(30,8
Finance costs	(547)	(7,274)	(150)	(390)	(697)	(7,6
Share of profits less losses of associates	27,252	19,376	—	—	27,252	19,3
Profit/(loss) from ordinary activities before taxation	178,936	150,528	(9,357)	(30,208)	169,579	120,3
Income tax	(30,934)	(12,518)	(317)	(415)	(31,251)	(12,9
Profit/(loss) from ordinary activities after taxation	148,002	138,010	(9,674)	(30,623)	138,328	107,3

7. Non-operating income

	Note	2004 *HK$'000*	20[03] *HK$'0[00]*
Write-back of liabilities	(i)	76,223	33,1
Net gain on disposal of an associate		83	
Recovery of bad debts	(ii)	—	24,2
Net gain on disposal of a subsidiary		—	9,0
		76,306	66,5

Notes:

(i) The amounts mainly represent the write-back of liabilities which have been outstanding for [a] long time with no demand for settlements. The Directors are of the opinion that it is [un]likely that the creditors will lodge claims against the Group.

(ii) During the year ended 31 December 2003, certain bad debts were recovered and the relat[ed] provisions were written back to the profit and loss account accordingly.

8. Non-operating expenses

	2004 *HK$'000*	20[03] *HK$'0[00]*
Provision for impairment losses on fixed assets	—	30,8

In view of the poor trading conditions experienced by certain subsidiaries during the year ended [31] December 2003, the Directors reviewed the carrying value of the relevant subsidiaries' fixed assets a[nd] concluded that it was appropriate to recognise impairment losses of HK$30,862,000 against certain fix[ed] assets as at 31 December 2003.

9. Profit from ordinary activities before taxation

Profit from ordinary activities before taxation is arrived at after charging/(crediting):

		2004 *HK$'000*	20[03] *HK$'0[00]*
(a)	Finance costs:		
	Interest on bank advances and other borrowings repayable within 5 years	697	4,2
	Interest on convertible notes	—	3,4
		697	7,6
(b)	Staff costs:		
	Net contributions (received)/paid in defined contribution plans	(743)	5
	Salaries, wages and other benefits	36,503	42,4
		35,760	42,9
(c)	Other items:		
	Cost of inventories sold	701,093	1,373,7
	Auditors' remuneration	1,958	1,9
	Depreciation	5,696	9,0
	Amortisation of negative goodwill *(Note 2)*	—	(1,1

10. Income tax in the consolidated profit and loss account

Taxation in the consolidated profit and loss account represents:

	2004 *HK$'000*	200[3] *HK$'00[0]*
Current tax — Provision for Hong Kong Profits Tax		
Provision for Hong Kong Profits Tax at 17.5% (2003: 17.5%) on the estimated assessable profits for the year	971	25
Over-provision in respect of prior years	(55)	(2,61
	916	(2,35
Current tax — the PRC		
Tax for the year	21,499	7,94
Under-provision in respect of prior years	745	2,48
	22,244	10,42
Deferred tax		
Origination and reversal of temporary differences	6,316	6,99
Effect of increase in tax rate in the PRC on deferred tax balances at 1 January	—	(4,14
Benefit of previously unrecognised tax losses now recognised	—	4,90
	6,316	7,75
Share of associates' taxation	1,775	(2,89
Total income tax expense	31,251	12,93

power generation system. Yue Jiang Power Plant recorded an increase of 8.72% in revenue during the year (2004: HK$600,262,000; 2003: HK$552,126,000). This was the result of both the increase in kwh sold and the increase in tariffs. The Group's share of the profit before tax from this associate was HK$11,729,000 (2003: HK$14,669,000).

Meixian Power Plant

Meixian Power Plant is a 25% long-term investment held through the Group's 49%-owned associate namely, Guangdong Power Investment Limited ("GD Power investment"). Its total annual power generating capacity increased to 3,373 million kwh after a new power unit came into operation in October this year. Sales of electricity by Meixian Power Plant amounted to 1,867 million kwh (2003: 1,525 million kwh), an increase of 22.43%. Sales revenue for the year reached HK$638,093,000 (2003: HK$509,333,000), an increase of 25.28%. The profit before taxation was HK$198,342,000 (2003: HK$195,104,000), a slight increase of 1.66%. During the year, GD Power Investment received dividend income of HK$50,118,000 (2003: HK$39,137,000) from the power plant investment.

Toll Roads and Bridges

In 2004, an aggregate before-tax profit of HK$72,522,000 (2003: HK$124,233,000) was generated by the Group's two 51% jointly-controlled entities (the "JCEs" or "JCE") which hold interest in the "2 Roads and 2 Bridges" project. Both Humen Bridge and Shantou Haiwan Bridge recorded growth in traffic flow and performed well during the year while Qinglian Highway and Guangzhou-Shantou Highway (Huizhou section) suffered a drop in traffic flow primarily due to the opening of competing new highways. The significant decrease in profit was mainly due to a provision of HK$90,049,000 for diminution in value of investment in Guangzhou-Shantou Highway (Huizhou section) during the year, with the Group's share of such provision amounting to HK$45,925,000. Excluding the financial effect of the provision, the aggregate before-tax profit of the JCEs was HK$162,571,000, an 31% increase as compared to last year.

Humen Bridge

The Group's JCE holds a 30% interest in this project. Humen Bridge recorded a growth of 12.5% in traffic flow. The average daily traffic for 2004 increased to 39,171 vehicle trips (2003: 34,829 vehicle trips). Revenue for the year reached HK$577,395,000 (2003: HK$473,719,000), an increase of 21.9%. The profit before tax for the year was HK$294,351,000 (2003: HK$175,129,000), an increase of 68%, which was more than the percentage increase in traffic flow. This was mainly because the average vehicle tariff has increased following the adjustment to the classification of vehicles using the bridge.

Shantou Haiwan Bridge

The Group's JCE holds a 30% interest in this project. Shantou Haiwan Bridge recorded a growth of 6.9% in traffic flow. The average daily traffic for 2004 increased to 14,170 vehicle trips (2003: 13,251 vehicle trips). Revenue for the year reached HK$153,183,000 (2003: HK$134,145,000), an increase of 14.2%, which was mainly driven by the increase in traffic flow. The profit before tax for the year reached HK$101,468,000 (2003: HK$85,636,000), an increase of 18%.

Guangzhou-Shantou Highway (Huizhou Section)

The Group's JCE holds a 51% interest in this project. Due to the opening of the Guangzhou-Huizhou Expressway in December 2003, the Guangzhou-Shantou Highway (Huizhou Section) suffered a 34.5% drop in traffic flow. The average daily traffic for 2004 was 18,793 vehicle trips (2003: 28,734 vehicle trips). Revenue for the year was HK$68,834,000 (2003: HK$126,935,000), a decrease of 46%. The profit before tax for the year was HK$11,875,000 (2003: HK$57,791,000), a decrease of 79%.

Qinglian Highway

The Group's JCE holds a 14.18% interest in this project. Due to the opening of the Jingzhu North and South Highways, the traffic flow of Qinglian Highway for the year dropped by 19%. The average daily traffic was 19,743 vehicle trips (2003: 24,448 vehicle trips). Revenue for the year was HK$131,108,000 (2003:HK$177,087,000), a decrease of 26%. The loss for the year was HK$157,462,000 (2003: HK$97,331,000).

The JCE has entered into a sale and purchase agreement with an independent third party in January 2005 to dispose of its entire interest in Qinglian Highway. Accordingly, a write-back provision of HK$24,800,000 was credited to the Group's results in the year.

Yingkeng Highway

The Group's effective interest in this project is 70%. Yingkeng Highway recorded an increase of 8% in traffic flow in 2004, with an average daily traffic for the year of 4,464 vehicle trips (2003: 4,135 vehicle trips). Revenue for the year was HK$9,868,000 (2003:HK$8,880,000), an increase of 11%. An impairment provision of HK$23,993,000 was made in the year to reflect the fair value of this toll road project, taking into account also the adjustment to the joint-venture period. The profit before tax (before the impairment) for the year was HK$1,322,000 (2003: HK$2,544,000), a decrease of 48% which was mainly due to the acceleration of the depreciation charge of the toll road for the year.

Panyu Bridge

Panyu Bridge has been a 20% associate of the Group since the acquisition. Panyu Bridges recorded an increase of 18% in traffic flow. The average daily traffic in 2004 was 64,993 vehicle trips (2003: 54,960 vehicle trips). Revenue for the year reached HK$167,736,000 (2003: HK$113,178,000), an increase of 48% which was mainly driven by the increase in traffic flow and the increase in average vehicle tariffs after the adjustment to the classification of the vehicles using the bridge. The profit before tax for the year reached HK$74,128,000 (2003: HK$31,401,000), an increase of 136%. The post acquisition profit attributable to the Group in 2004 amounted to HK$2,715,000.

Two Pak Kong Bridges

The Group's effective interest in this project is 24.5%, which interest is classified as other investment. The actions taken by the local government has created problems in operating the Two Pak Kong Bridges in Qingyuan as toll bridges and collecting toll revenue from those bridges since 1 October 2004. The local government however intends to buy out the interest of the foreign parties, including the Group, in the project. The local government also offers to compensate the foreign parties for their losses. The parties are accordingly still in the course of seeking to resolve the matter through negotiation.

Property Investment

Mainland China

Guangzhou Teemall Plaza

Guangzhou Teemall Plaza, the most popular shopping mall which is located in the premier area of Guangzhou, has a total gross floor area of approximately 160,000 square metres. The Plaza continued to enjoy high occupancy rate of approximately 99% (same as last year) and increasing rental and management income (an increase of 8.3%). Relocation of rental spaces among existing tenants, additional rental areas of approximately 900m^2, awarding advertising space leases through open tender, and the entry of brand-name tenants such as Mannings, Kentucky Fried Chicken and Cafe de Coral are all factors helping to bring about the increase in both total revenue and profit before taxation. Total rental and management income of the Plaza for the year increased by 8.3% to HK$293,690,000 (2003: HK$271,204,000). The profit before taxation for the year increased by HK$26,879,000 to HK$259,372,000 (2003: HK$232,493,000).

At the balance sheet date, the Group holds an effective equity interest of 68.58% in the Plaza.

Hong Kong

Guangdong Investment Tower

The average occupancy rate at the Guangdong Investment Tower for 2004 was 87.29% (2003: 82.67%), 4.62 percentage points better than last year. However, the total rental income for the year of HK$18,127,000 (2003: HK$20,352,000) was down 10.93%, due to a drop in average rent rate upon the renewal of tenancies.

Hotel Operations and Management

As at 31 December 2004, our hotel management team managed 13 hotels (2003: 9 hotels), of which 2 are in Hong Kong, 1 in Macau and 10 in Mainland China (located in Shenzhen, Zhuhai, Dongguan, Qingdao, Jilin, Shanghai and Beijing). 4 of the hotels were owned by the Group (2 in Hong Kong, 1 in Shenzhen and 1 in Zhuhai).

The outbreak of SARS last year adversely impacted upon the hotel group's second quarter results. SARS had since come under control. There was also an flux of Mainland visitors as a result of the new 'free travel' policy to visit Hong Kong. The average occupancy rate for the year as a whole was therefore markedly higher as compared to 2003 (2004: 84.5%; 2003: 61%). In addition, after the completion of interior renovation work, all the four hotels owned by Group became able to increase their average room rates by 17.4%. As a result, our hotel business increased its turnover for 2004 by 37.9% to HK$218,989,000 (2003: HK$158,778,000) and its profit before tax (before the hotel property revaluation effect) by 205.5% to HK$56,840,000 (2003: HK$18,603,000).

Retail

廣東天河城百貨有限公司 (Guangdong Teemall Department Stores Ltd.) operates as a large department store with a total business area of approximately 32,200 square metres and selling a wide ranges of products. It is ranked, in terms of sales, as one of the major department stores in Guangzhou. This year, the Teemall Department Stores enjoyed record high turnover of HK$905,052,000 (2003: HK$773,511,000), an increase of 17.01%. Factors such as the holding of different trade fairs and festival shows throughout the year, additional floor area of approximately 5,300 square meters being made available for the retail operation, and the launching of the new sport outlets and trendy fashion corners all helped to increase the customer traffic and turnover of the Teemall Department Stores. Due to the intense competition of the retail business, the profit before taxation for the year was only HK$61,429,000 (2003: HK$60,091,000), a slight increase of 2.23%

廣東吉之島天貿百貨有限公司 (Guangdong Jusco Teem Stores Co., Ltd.), an associate of the Group, is jointly managed by GD Teem, the Group's 68.58%-owned subsidiary, and JUSCO Japan. It has achieved a satisfactory growth in business since its establishment in 19[illegible].

At the balance sheet date, the Group holds an effective equity interest of 80.52% and 24% in the Teemall Department Stores and JUSCO respectively.

Liquidity, Gearing and Financial Resources

As at 31 December 2004, the cash and bank balances of the Group increased by HK$285 million to HK$1,668 million (31 December 2003: HK$1,383 million), of which 29% were in Hong Kong dollars, 55% in Renminbi and 16% in US dollars.

As at 31 December 2004, the level of the Group's financial borrowing decreased by HK$1,679 million. The decrease was mainly due to (1) the full redemption of the straight bonds of HK$497 million issued to GDH Limited, (2) the repayment of interest-bearing debts of approximately HK$1,065 million (of which HK$375 million equivalent related to the bank borrowings in Mainland China) and the settlement of non-interest bearing Hong Kong government loan of HK$118 million.

As at 31 December 2004, the Group had financial borrowings amounting to HK$16,810 million (31 December 2003: HK$18,489 million), including a non-interest bearing Hong Kong government loan of HK$2,127.6 million. Of the Group's total financial borrowings, HK$160 million was repayable within one year while the remaining balance of HK$3,666 million and HK$12,984 million are repayable within two to five years and beyond five years from the balance sheet date, respectively.

Save for the bank debts incurred in our water distribution business, the Group maintained nil credit facilities as at 31 December 2004 (31 December 2003: nil).

The gearing for the Group as at 31 December 2004 was 1.71 times (31 December 2003: 2.11 times). The improvement mostly reflected the reduction in the level of the Group's financial borrowings, together with an increase in the net asset value of the Group. The Group is in a healthy debt servicing position as the EBITDA/ finance cost ratio is 3.94 times (2003: 5.11 times).

The existing cash resources, together with steady cash flows generated from the Group's operations, are sufficient to meet the Group's payment obligations and business requirements.

Pledge of Assets

As at 31 December 2004, none of the Group's fixed assets, investment properties and bank deposits was pledged to secure general banking facilities granted to the Group (31 December 2003: nil).

Capital Expenditure

The Group's capital expenditure in 2004 amounted to HK$115 million principally related to the additions of plant and machinery for the power plant at our electric power generating facilities, renovation works for our hotels and the construction in progress of the East Tower at Guangzhou Teemall Plaza.

Exposure to Fluctuations in Exchange and Interest Rates and Related Hedges

As at 31 December 2004, total Renminbi borrowings amounted to HK$1,422 million (31 December 2003: HK$1,796 million).

As at 31 December 2004, the Group's total floating rate borrowings amounted to HK$12,954 million (31 December 2003: HK$14,017 million). For the purpose of interest rate risk management, the Group entered certain fixed or re-indexing interest rate swap agreements with a total contract amount of HK$11,700 million (31 December 2003: HK$11,100 million) and with a remaining life ranging from 3-8 years.

Recently issued accounting standards

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards, which are effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 December 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

Employee and remuneration policy

As at 31 December 2004, the Group had a total of 3,623 employees. Among the employees, 3,391 were employed by subsidiaries in Mainland China and 232 were employed by the head office and subsidiaries in Hong Kong. Out of the total number, 480 were managerial employees of the head office and its subsidiaries. Total remuneration paid for the year under review was approximately HK$225,237,000 (2003: HK$233,724,000).

The Group recruits and promotes individuals based on merit and their development potential for the positions offered. Performance of staff is reviewed at least annually and employees' compensation is performance driven. The Group's remuneration and benefit policies are based on the business performance of the relevant employee's company. Year-end bonuses will be granted to those employees with outstanding performance. The Group adopts a share option scheme which aims to provide incentives to participants who contribute to the success of the Group and to enable it to recruit and retain good quality employees for the long term. People are the Company's key assets and key to success. The Group encourages employees to participate in external training programmes to develop themselves on a continuous basis. For existing employees' career development, the Group provides opportunities through on-the-job training by regular job rotation, so as to improve staff quality to meet future challenges and gain a competitive edge.

The Group advocates a corporate culture which seeks to excel in terms of financial performance and economic benefit and to effectively deploy its human resources strictly on merit. It also aims to continuously streamline its organisational structure to result in further cost reductions. The Group manages and develops its staff through an effective performance appraisal system with an incentive/penalty scheme to enhance staff motivation in order to achieve corporate goals.

Closure of Register of members

The Register of Members will be closed on Wednesday, 8 June 2005 to Friday, 10 June 2005, during these three days no transfer of shares will be effected. In order to qualify for the final dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Tengis Limited, of G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:30 p.m. on Tuesday, 7 June 2005.

Purchase, sale and redemption of listed securities

During the year, neither the Company, nor any of its subsidiaries has purchased, sold or redeemed any of the Company's securities listed on the Hong Kong Stock Exchange save and except:-

(i) the Company has issued the following new ordinary shares to certain option holders pursuant to the Company's share option scheme during the year:

	No. of new ordinary shares issued	Exercise price per ordinary share HK$	Cash consideration HK$
	11,800,000	0.5312	6,268,160
	11,000,000	0.74	8,140,000
	17,850,000	0.814	14,529,900
	6,160,000	0.96	5,913,600
	4,130,000	1.22	5,038,600
	500,000	1.59	795,000
	1,650,000	1.25	2,062,500
Total	53,090,000		42,747,760

(ii) under the Earnout Agreement, the Company has agreed to allot and issue to GDH Limited, 66,000,000 ordinary shares, for each of the five years commencing from 22 December 2000 (the "Earnout Period") (subject to adjustment, up to a total of 330,000,000 ordinary shares) upon the performance of 廣東粵港供水有限公司 (Guangdong Yue Gang Water Supply Company Limited) ("WaterCo") meeting the milestones as set out in the Earnout Agreement. As WaterCo had already met the performance milestones under the Earnout Agreement for the first, second, third, fourth and fifth years of the Earnout Period in September 2001, March 2002, September 2002, March 2003 and June 2003 respectively, the Company was obligated to issue a total of 330,000,000 ordinary shares to GDH in accordance with the Earnout Agreement. 198,000,000 ordinary shares and 66,000,000 ordinary shares were issued on 27 February 2004 and 21 December 2004 respectively to GDH Limited and the remaining 66,000,000 ordinary shares will be issued on 21 December 2005.

Code of Best Practice

In the opinion of the Directors of the Company, the Company has complied throughout the year with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

The Company has adopted the Model Code set out in Appendix 10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as the code of conduct regarding Director's securities transactions. All Directors have confirmed, following specific enquiry by the Company, that they have complied with the required standard set out in the Model Code throughout the year.

Publication of Annual Results on the Website of the Stock Exchange of Hong Kong Limited

A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the website of the Stock Exchange in due course.

By order of the Board
LI Wenyue
Chairman

Hong Kong, 15 April 2005

As at the date of this announcement, the Board of the Company comprises WU Jiesi, LI Wenyue, ZHANG Hui, LI Wai Keung, CHENG Mo Chi, Moses, FUNG Sing Hong, Stephen, WANG Xiaofeng, XU Wenfang; and three independent non-executive directors, CHAN Cho Chak, John, LI Kwok Po, David and FUNG Daniel R.

Income tax for subsidiaries or associates established and operating in the PRC is calculated based on the applicable rates of income tax ruling in the relevant provinces or economic zones in the PRC. The effect of increase in tax rate on the deferred tax balance relates to the anticipated change in the tax rate applicable to certain PRC subsidiaries of the Group according to the expected manner of realisation of the respective temporary differences.

11. **Earnings per share**

(a) *Basic earnings per share*

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$132,248,000 (2003: HK$102,762,000) and the weighted average of 9,015,833,000 (2003: 9,003,262,000) ordinary shares in issue during the year.

(b) *Diluted earnings per share*

The diluted earnings per share for the year ended 31 December 2004 is not presented as there is no dilutive potential ordinary shares at the year end.

The calculation of diluted earnings per share for the year ended 31 December 2003 is based on the adjusted profit attributable to ordinary shareholders of HK$106,205,000 and the weighted average number of 9,496,412,000 ordinary shares after adjusting for the effects of all dilutive potential ordinary shares for the year ended 31 December 2003.

(c) *Reconciliation*

	2004 Number of shares *(thousand)*	2003 Number of shares *(thousand)*
Weighted average number of ordinary shares used in calculating basic earnings per share	9,015,833	9,003,262
Deemed issue of ordinary shares for no consideration	—	493,150
Weighted average number of ordinary shares used in calculating diluted earnings per share	9,015,833	9,496,412

	2004 *HK$'000*	2003 *HK$'000*
Profit attributable to shareholders	132,248	102,762
Interest savings following conversion of the convertible notes	—	3,443
Adjusted profit attributable to shareholders used in calculating diluted earnings per share	132,248	106,205

AUDIT OPINION

KPMG have confirmed that an unqualified audit opinion will be given in respect of the Group's financial statements for the year ended 31 December 2004.

CHAIRMAN'S STATEMENT

The Group's results recorded a growth during year 2004. The audited consolidated profit attributable to shareholders was HK$132,248,000, representing a growth of 28.7% as compared with HK$102,762,000 in 2003. The basic earnings per share was HK1.47 cents, representing a growth of 28.9% as compared with HK1.14 cents in 2003.

BUSINESS REVIEW

In 2004, the operating environment remained undesirable, due to the impact of bird flu, which was more serious than in 2003, in live and fresh foodstuffs business, the shortage of raw materials of tinplates and the nearly historical high of the prices of various kinds of raw materials. During the year under review, by system adjustment and regulatory management, the Group enhanced its overall production, quality and facilities management; by strengthening the construction of the financial system and the management of fiscal budget appraisal, opening up new sources of revenue and reducing costs, as well as exploring various possibilities to increase efficiency, the Group successfully controlled the operating costs; by adjusting the product portfolios and increasing the production of tin-free steel advantageous products, the Group maximized the effectiveness of the limited resources; by adjusting the marketing strategies and dividing the market more specifically, the Group improved the marketing networks and marketing mechanism; by implementing an assessment and accountability system for operating objectives, as well as implementing the system to calculate the staff salary based on the applicable rate on different profit level of a unit, the Group increased the motivation of staff; by fully adopting the invitation to tender/tender exercise under the Sunshine Project (陽光工程), the Group achieved satisfactory results in reducing the operating costs. Although the live and fresh foodstuffs distribution business was affected by the bird flu at the beginning of the year, the Group improved the quality of the services and actively sought to increase the import of the live pigs from Guangdong Province. This not only compensated the loss caused by the fall of income from poultry agency business, but also brought about an increase of 25.0% in operating profit, as compared with 2003. As the tinplating business has not suffered from the negative impact of the macro-economic control measures adopted by the State, the production has been normal; the product quality was further improved and the products continued their brisk sales momentum. The turnover increased slightly as compared with 2003. Nevertheless, under the constraint caused by the shortages of black-plates and the substantial rise of the price of the principal raw materials, the gross profit margin fell by 4% as compared with 2003 and the operating profit was lower than that of 2003. Yellow Dragon Food Industry Co., Ltd., an associate of the Group, achieved remarkable results in production and sales volume. Its profit before tax increased by 49.3% as compared with 2003 while the profit attributable to the Group increased by HK$7,876,000.

During the year under review, the Group's profit before tax was HK$169,579,000, increased by HK$49,259,000 when compared with 2003. The consolidated profit attributable to shareholders was HK$132,248,000, representing an increase of 28.7% as compared with 2003. The growth was mainly resulted from a decrease of HK$30,862,000 of non-operating expenses and an increase of HK$9,785,000 of non-operating income in 2003 to HK$76,306,000. The non-operating income represented the write-back of liabilities which have been outstanding for a long time with no demand for settlement.

In addition to the growth in results, the Group has made further concrete progress in becoming professionalized. In 2004, the Group disposed of several non-core businesses, including Guangnan (Zhan Jiang) Jiafeng Feed Co. Ltd. ("Guangnan Jiafeng") and 高要廣南[illegible] (Gaoyao Guangnan Stock Development Co., Ltd.) ("Gaoyao"), which marked the complete withdrawal from non-core feed production and livestock farming businesses of the Group. The Group integrated the foodstuffs trading business into the live and fresh foodstuffs distribution business, which facilitated the management and resources realignment. The synergy from the integration of the foodstuffs distribution and trading businesses provided a stable source of profit for the Group. For the tinplating business, the construction of a tin-free steel production line with annual output of 80,000 tonnes was commenced and expected to commence production in June 2005. The production capability of tinplate and tin-free steel will be increased from currently 120,000 tonnes to 200,000 tonnes (please refer to the circular issued by the Company on 2 July 2004 for details).

PROSPECT

Being one of the major raw materials for metal packaging, the demand for tinplate has continued to rise and its prospects look promising. As the global demand for steel has driven up the price of the raw materials for tinplate to a high place, the gross profit margin of the tinplate business has come under considerable pressure. We believe, [illegible]ening the sourcing channels, the expanding production capability will [illegible] relatively reliable support in raw materials supply. In the current year, the production and sales volume of tinplate is expected to reach a new height. The black-plate manufacturing plant with an annual output of 150,000 tonnes is undergoing construction and is expected to commence operation by the end of 2006 (please refer to the circular issued by the Company on 23 February 2005 for details). By then, the shortage of black-plates that has been hindering the development of the tinplate business historically will basically be resolved. The tinplate business will be able to bring about an even stable profit to the Group.

MANAGEMENT DISCUSSION & ANALYSIS

Business Review

Tinplating

The tinplate production of the Group's subsidiary, Zhongshan Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate"), amounted to 83,940 tonnes and its sales amounted to 84,786 tonnes, representing a decrease of 11.1% and 9.9% as compared with last year. The turnover of HK$574,443,000, increased by 6.6% as compared with last year. Operating profits decreased by HK$8,939,000 as compared with 2003, representing a decrease of 15.6%. The decrease was mainly due to the shortage of black-plates and the surge of the prices of raw materials, such as black-plates, crude oil and tin ingots. The increase of costs was comparatively larger than that of selling prices.

The tinplating business remained to be the core business which made the greatest contribution to the Group's profit with the most promising prospects and it, therefore, is our focus of development. In 2004, the tinplating business maintained its brisk momentum, which was unaffected by the State policy of macro-economic adjustment and control. However, owing to the hot sales of steel products worldwide, the supply of black-plates was tighter than last year. Faced with this problem, the management paid special attention to the globalization of the black-plate procurement on one hand, and to increase the use of black-plates produced in China on the other hand. In order to increase the supply of black-plates, we sent delegations to visit steel companies around the world to open up new sourcing channels. We also organized tests on PRC-produced black-plates. Our efforts produced preliminary results. The Company looks forward to procuring an adequate supply of black-plates by the middle of this year when our new production line (with annual output of 80,000 tonnes) commences operation, which would bring forth an increase of our tinplate output. In order to solve the problem of the shortage of black-plates, a "bottle neck" which restricts the development of the tinplating business, we are going to construct a black-plate manufacturing plant with annual output of 150,000 tonnes. To facilitate the implementation of the project, the total investment of Zhongyue Tinplate is ready to increase by US$40,000,000 and has obtained the approvals from relevant authorities of the State. The capital injection will be funded by internal resources. The black-plate manufacturing plant is expected to commence operation by the end of 2006 (please refer to the circular issued by the Company on 23 February 2005 for details).

Property Leasing

The Group's leasing properties included plant and staff quarters of Zhongyue Shan Hai Industrial Co., Ltd. ("Shan Hai"), and the office building in Hong Kong. In 2004, the total revenue of leasing properties owned by the Group was recorded at HK$25,422,000, which decreased by 31.4% as compared with 2003. The operating profit of leasing properties totalled HK$17,479,000, which decreased by 34.0% as compared with 2003. The decrease was mainly attributable to the fact that the leasing contracts of some of the leased plants of Shan Hai entered into 10 years ago were expired while the new leases reduced the unit area rent in accordance with market rate.

Live and Fresh Foodstuffs Distribution

In 2004, the turnover of live and fresh foodstuffs distribution business was recorded at HK$50,572,000, which decreased by HK$701,329,000 as compared with 2003, representing a decrease of 93.3%. This was principally attributable to a change of the operation mode in 2004 from the sale and purchase of commodities to pure agency services on commission basis. If comparison was made with last year using the same presentation, the Group would have recorded a fall of HK$5,078,000 in turnover, representing a decrease of 9.1%. Faced with the outbreak of the bird flu in the beginning of the year, the Group further downsized its personnel to lower its operating costs on one hand, while improving the service quality and seeking to increase its quota for import of live pigs from Guangdong to meet increasing demands for pork on the other hand, in order to increase the income from livestock business to offset the loss in poultry business caused by the bird flu. The turnover of the live and fresh foodstuffs distribution business recorded a fall, while the operating profit recorded an increase. In 2004, the operating profit was recorded at HK$13,872,000, which increased by HK$2,772,000 as compared with 2003, representing an increase of 25.0%.

Live and fresh foodstuffs distribution is the traditional business of the Group. By taking measures to open up new sources of revenue and reduce costs, to explore various possibilities to enhance benefits, as well as to establish an incentive mechanism, the Group continued to stabilize its live and fresh foodstuffs agency business so as to maintain its competitiveness and provide the Group with a stable source of profit.

Foodstuffs Trading

As affected by the outbreak of bird flu, the import of chilled chicken, one of the Group's principal foodstuffs trading businesses, was suspended for over two months, which has resulted in a turnover of HK$31,438,000, representing a decrease of 39.8% as compared with 2003. Profit from operations was HK$113,000, dropped by 82.5% as compared with 2003.

The management believes that the foodstuffs trading business is a non-core and non-advantageous business, contributing less profit to the Group. The management decided to conduct a resources alignment exercise for the foodstuffs trading business and integrated the foodstuffs trading business into Guangnan Fresh and Live Foodstuffs Limited for centralized management in October 2004, with an aim to make effective use of resources and improve efficiency.

Feed Production

In 2004, the turnover of the Group's subsidiary, Guangnan Jiafeng, amounted to HK$146,474,000, representing an increase of 26.9% as compared with 2003. Profit from operations was HK$2,287,000, which has turned from a deficit to a surplus.

The management considered the feed production as a raw materials-processing-oriented industry and its gross profit is very low. The fluctuation of raw material prices is difficult to control. In addition, since the customers are stricken by bird flu from time to time, the account receivables were subject to substantial risk exposure. Therefore, the Group had sold Guangnan Jiafeng in its entirety. As such, the Group has withdrawn completely from the feed production business.

Livestock Farming

The Group's only livestock farming company — Gaoyao was closed during the year under review, and a contract was concluded in 2004, pursuant to which the 51% equity owned by the Group in the company was sold to a third party. As such, the Group has withdrawn completely from the livestock farming business.

FINANCIAL POSITION

As at 31 December 2004, the Group's total assets amounted to HK$996,768,000, and total liabilities stood at HK$204,651,000, representing an increase of HK$40,793,000 and a decrease of HK$128,691,000 respectively when compared with the position at the end of last year. The net current assets increased from HK$126,507,000 as at the end of 2003 to HK$254,835,000, and the current ratio (current assets divided by current liabilities) increased from 1.39 as at the end of 2003 to 2.32. The Group has a very sound financial position, paving the way for future business expansion.

Liquidity and Financing Resources

As at 31 December 2004, the Group maintained cash and cash equivalent balances of HK$293,383,000, an increase of 15.3% from the cash and cash equivalent balances at the end of last year. During the year under review, the major cash outflow was a repayment of HK$23,350,000 to a fellow subsidiary.

As at 31 December 2004, the Group's interest-bearing borrowings totalled HK$7,851,000, being repayment on demand and carrying interest at an annual rate of 7.5%. Accordingly, the Group's gearing ratio, which was measured on the basis of the Group's total interest-bearing borrowings over the shareholders' fund, decreased significantly from 9.6% as at the end of 2003 to 1.0%.

As at 31 December 2004, the Group's total available banking facilities amounted to HK$214,048,000, of which HK$99,331,000 have been utilized. The unutilized banking facilities amounted to HK$114,717,000. With its cash and cash equivalents holdings and the recurring cash flow from its operations, the Group believes that it will have sufficient funds to meet its present operation requirements and the requirements for the construction of a new black-plate manufacturing factory for the present development of tinplating business, and to further develop its business in the foreseeable future.

Charge on Group's Assets

As at 31 December 2004, certain bills receivable of the Group amounting to approximately HK$40,000,000 has been pledged with an authorized bank in the PRC in order to obtain a guarantee issued in favour of the Group to the Dongguan Intermediate People's Court in a litigation against a former minority shareholder of a subsidiary for recovering an equivalent amount due to the Group.

Litigations

(i) The Group filed legal proceedings against a minority shareholder of a former subsidiary in respect of an amount of approximately HK$40,000,000 owed to the Group. Provision was fully made against such receivable as at 31 December 2000.

In March 2005, a judgement in favour of the Group had been obtained. The payment awarded under the judgement amounted to RMB27,000,000 together with interest thereon. The Group had lodged an appeal in respect of such difference on 12 April 2005, and the final verdict is still pending.

(ii) In May 2004, a PRC third party filed a claim against a subsidiary of the Group alleging that the subsidiary had not yet settled an outstanding amount due to it. The Intermediate People's Court of Yue Yang City ("岳陽市中級人民法院") has ordered to freeze a bank deposit of the subsidiary amounted to HK$4,700,000 in this regard.

Accordingly to the judgement of the Intermediate People's Court of Yue Yang City issued on 12 December 2004, the subsidiary is ordered to pay compensation and respective court charges amounted to RMB4,934,000 and RMB40,000, respectively. The subsidiary lodged an appeal to the High People's Court of Hunan Province ("湖南省高級人民法院") against the judgement and the judgement of the Intermediate People's Court of Yue Yang City was repudiated on 31 January 2005. Accordingly, the frozen bank deposit of HK$4,700,000 has been released.

Based on the available information to date, the Directors are of the opinion that as the final judgement was granted in favour of the subsidiary, no provision for legal claims is considered necessary.

Exchange Rate Exposure

The Group's assets, liabilities and transactions were primarily denominated either in Hong Kong dollars, US dollars or Renminbi. As the exchange rates of Hong Kong dollars, US dollars or Renminbi were relatively stable during the year, the Group was not exposed to significant exchange risk.

EMPLOYEES AND REMUNERATION POLICIES

As at 31 December 2004, the Group has a total of 448 full-time employees, decreased by 96 as compared with the end of 2003, of whom 23 were based in Hong Kong and 425 were based in mainland China. The staff remuneration is determined in accordance with the responsibility for the post, workload, skills, hardship, working conditions, individual performance and prevailing industry practice. In 2004, the Group continued to implement control on the staffing, headcount, and total salaries of each subsidiary. The performance bonus incentive scheme continued to be carried out for the management. Through the assessment of the performance of each subsidiary and based on the net cash inflow from operation and profit before tax, performance bonus was calculated at applicable rate on different profit levels. In addition, bonus will be rewarded to the management, key personnel and outstanding staff through assessment of individual performance. All of the above rewards will raise the morale of our staff members. The Group has also adopted a share option scheme to reward, attract, retain and motivate excellent and brilliant participants to continue their contribution to the Group.

DIVIDEND

The Directors of the Company do not recommend the payment of any final dividend (2003: HK$Nil). There was no payment of the interim dividend for the six months ended 30 June 2004 (for the six months ended 30 June 2003: HK$Nil).

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Tuesday, 14 June 2005 to Wednesday, 15 June 2005, both days inclusive, during which period no transfer of shares will be effected. All transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 pm on Monday, 13 June 2005.

COMPENSATION COMMITTEE

The Company has established a Compensation Committee with the principal duties of receiving advice and making recommendations to the Directors concerning the remuneration policies of senior officers, the share option or incentive schemes. The Committee comprises the Chairman of the Board, the General Manager and three Independent Non-executive Directors.

Throughout the year under review, two meetings were held by the Committee to explore into relevant issues.

AUDIT COMMITTEE

The Company has established an Audit Committee with all the three Independent Non-executive Directors as members. The principal duties of the Committee include the review of the adequacy and effectiveness of the internal control and compliance procedures of the Group and the review of the principles, policies and practices adopted in the preparation of the Group's accounts and the annual financial statements for compliance with all statutory requirements.

Regular meetings have been held by the Committee and it met seven times during the year under review.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the then Rules Governing the Listing of Securities ("Listing Rules") on the Stock Exchange of Hong Kong Limited ("Stock Exchange") throughout the year except that the Non-executive Directors are not appointed for specific terms as they are subject to retirement by rotation and re-election at annual general meetings in accordance with the Company's Articles of Association.

The Company has adopted the Model Code set out in Appendix 10 of the Listing Rules as the code of conduct regarding Director's securities transactions. All Directors have confirmed, following specific enquiry by the Company, that they have complied with the required standard set out in the Model Code through the year.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

All the financial and other related information of the Company required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

By Order of the Board
Liang Jiang
Chairman

Hong Kong, 15 April 2005


GDH

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 1203)

CONTINUING CONNECTED TRANSACTIONS

On 10th December, 1999, Shan Hai, an indirect 95%-owned subsidiary of the Company, entered into the Land Lease Agreement for, inter alia, leasing of a parcel of land of a total site area of approximately 29,587.5 square meters located in Zhongshan of the PRC to GD Decorative for building and operating a factory thereon.

On 20th January, 2005, Shan Hai entered into the Staff Quarters Lease Agreement with GD Decorative pursuant to which Shan Hai has agreed to lease staff quarters and provide utilities to GD Decorative.

On 20th January, 2005, Zhongyue Tinplate, an indirect 95%-owned subsidiary of the Company, entered into the Supply Agreement with GD Decorative pursuant to which Zhongyue Tinplate has agreed to provide water and electricity to GD Decorative.

GD Decorative is a subsidiary of GDH, a substantial shareholder of the Company, and is therefore a connected person (as defined under the Listing Rules) of the Company.

The Staff Quarters Lease Agreement constitutes a continuing connected transaction of the Company exempt from the reporting, announcement and independent shareholders' approval requirements under Rule 14A.33(3) of the Listing Rules. The Land Lease Agreement and the Supply Agreement constitute continuing connected transactions of the Company exempt from the independent shareholders' approval requirements under Rule 14A.34 of the Listing Rules.

Principal terms of the Land Lease Agreement

On 10th December, 1999, Shan Hai, an indirect 95%-owned subsidiary of the Company, entered into the Land Lease Agreement to lease a parcel of land of a total site area of approximately 29,587.5 square meters located in Zhongshan of the PRC for GD Decorative to build and operate a factory thereon and to provide staff quarters and utilities to GD Decorative for a term commencing from 1st January, 2000 and expiring on 30th April, 2028. The rate of rent payable by GD Decorative to Shan Hai for leasing of the land is to be determined by both parties from time to time by reference to the then prevailing market rent.

The Directors estimate that the aggregate annual amount of rent for leasing of the land to be paid by GD Decorative to Shan Hai will not exceed HK$1,600,000 for each of the 3 years ending 31st December, 2007. Such cap was determined by reference to previous transactions after considered the historical amount of rent for leasing of the land paid by GD Decorative to Shan Hai in the past years. For the year ended 31st December, 2004, the total amount of rent for leasing of the land paid by GD Decorative to Shan Hai was approximately RMB1,587,000 (equivalent to approximately HK$1,494,000).

The term of the Land Lease Agreement is 28 years and 4 months. Under Rule 14A.35(1) of the Listing Rules, a continuing connected transaction which is not fully exempted must be governed by an agreement for a fixed period not exceeding three years unless there are special circumstances requiring a longer duration. The Directors and Hantec Capital Limited ("Hantec"), an independent financial adviser engaged by the Company in respect of the Land Lease Agreement, are of the view that the special circumstances, under Rule 14A.35(1) of the Listing Rules, in this case are:

(a) the building and operating production facilities on the land under the Land Lease Agreement was built by GD Decorative and the investment cost was approximately RMB93 million;

(b) the land under the Land Lease Agreement is used for building and operating production facilities thereon by GD Decorative and the areas nearby are also mainly used as production facilities by other users. As the land is used as production facilities by GD Decorative, there is certainly a need to have substantial investment requirements by GD Decorative for the building and operating production facilities at the preliminary stage and also on a continuing basis. As such, the need of GD Decorative to have longer term of projections for the land to minimize its building costs and relocation costs is thereby necessitating a long duration of the Land Lease Agreement;

(c) at the time before the entering into of the Land Lease Agreement, the then Directors had no definite plan *as to the development of the land under the Land Lease Agreement and they expected that the supply of* land and properties in Zhongshan, the PRC would increase in future and consequently the rental would decrease due to the increase in supply. Therefore, the Land Lease Agreement was the best choice to bring benefit to the Group;

(d) a long term lease is required to enable the tenant to have smooth operation in the long run for its production activities and the entering into the Land Lease Agreement provides the most cost-efficient operational environment to conduct business of GD Decorative;

(e) a long term lease will ensure Shan Hai a stable return by avoiding any adverse movement in the property market; and

(f) an independent valuer appointed by the Company stated that from the date of signing of the Land Lease Agreement until 1st April, 2005, the period of the Land Lease Agreement was set and agreed under normal business practice of this type of lease agreement.

In view of the above special circumstances, for the purpose of compliance with Rule 14A.35(1) which came into operation after the Land Lease Agreement was first entered into, the Directors (including the independent non-executive Directors) and Hantec are of the view that it is normal business practice for companies engaged in property development and leasing business to enter into such a long term land lease agreement.

Accordingly, the Directors (including the independent non-executive Directors) and Hantec are of the opinion that from the date of signing of the Land Lease Agreement until 1st April, 2005 (being the date of the letter from Hantec to the Company in respect of the Land Lease Agreement), the nature of transaction requires and it is normal business practice for, the Land Lease Agreement to be of such duration from 1st January, 2000 to 30th April, 2028 and the terms of the Land Lease Agreement are fair and reasonable so far as the Company and its shareholders are concerned.

If the cap amount is at any time exceeded, or if the terms of the Land Lease Agreement are altered, or if Shan Hai enters into new arrangements or agreements with GD Decorative or any other connected persons during the remaining term of the Land Lease Agreement, the Company will comply with the applicable provisions of Chapter 14A of the Listing Rules governing connected transactions unless it applies for and obtains relevant waiver(s) from the Stock Exchange.

GD Decorative is a subsidiary of GDH, a substantial shareholder of the Company, and is therefore a connected person (as defined under the Listing Rules) of the Company.

Principal terms of the Staff Quarters Lease Agreement

On 20th January, 2005, Shan Hai entered into the Staff Quarters Lease Agreement with GD Decorative, pursuant to which, Shan Hai has agreed to lease staff quarters and provide utilities to GD Decorative. The term of the Staff Quarters Lease Agreement commenced from 1st January, 2005 and will expire on 31st December, 2007.

The monthly rental and utilities charges are based on actual usage and number of staff quarters actually occupied and may be adjusted from time to time by the parties to the Staff Quarters Lease Agreement.

The Directors estimate that the aggregate annual amount of rental and utilities charges to be made by GD Decorative to Shan Hai pursuant to the Staff Quarters Lease Agreement will not exceed HK$400,000 for each of the 3 years ending 31st December, 2007. Such cap was determined by reference to previous transactions after considered the historical amount of rental and utilities charges made by GD Decorative to Shan Hai in the past years.

The total amount of rental and utilities charges made by GD Decorative to Shan Hai for the year ended 31st December, 2004 was approximately RMB210,000 (equivalent to approximately HK$198,000).

Principal terms of the Supply Agreement

On 20th January, 2005, Zhongyue Tinplate, an indirect 95%-owned subsidiary of the Company, entered into the Supply Agreement with GD Decorative, pursuant to which Zhongyue Tinplate has agreed to provide water and electricity to GD Decorative. The monthly water and electricity charges paid by GD Decorative to Zhongyue Tinplate are calculated based on actual consumption and at the rates from time to time promulgated by 中山市物價局 (Price Bureau of Zhong Shan City). The term of the Supply Agreement commenced from 1st January, 2005 and will expire on 31st December, 2007.

The Directors estimate that the aggregate annual amount of water and electricity charges to be paid by GD Decorative to Zhongyue Tinplate will not exceed HK$2,500,000 for each of the 3 years ending 31st December, 2007. Such cap was determined by reference to previous transactions after considered the historical amount of the water and electricity charges paid by GD Decorative to Zhongyue Tinplate in the past years. For the year ended 31st December, 2004, the total water and electricity charges paid by GD Decorative to Zhongyue Tinplate was approximately RMB1,905,000 (equivalent to approximately HK$1,793,000).

Reasons for entering into the Land Lease Agreement, the Staff Quarters Lease Agreement and the Supply Agreement and benefits to the Company

The reasons and special circumstances (under Rule 14A.35(1) of the Listing Rules) for entering into the Land Lease Agreement by the Company were explained under the heading "Principal terms of the Land Lease Agreement" above.

As Shan Hai is principally engaged in property development and leasing business, its entering into of the Land Lease Agreement is part of its ordinary course of business and the rent from GD Decorative has been providing a steady income to Shan Hai to enhance its cashflow.

Since the land leased by Shan Hai to GD Decorative pursuant to the Land Lease Agreement is for GD Decorative to build and operate a factory thereon, the staff quarters, utilities and the supply of water and electricity are ancillary facilities which are necessary for the operation of the factory of GD Decorative.

The revenue generated from the Land Lease Agreement and the Staff Quarters Lease Agreement will increase Shan Hai's profits and general working capital and the revenue generated from the Supply Agreement will increase Zhongyue Tinplate's profits and general working capital.

The Company considers that the Land Lease Agreement and the Staff Quarters Lease Agreement were entered into by Shan Hai in its ordinary course of business and that the Supply Agreement was entered into by Zhongyue Tinplate in its ordinary course of business. The Directors (including the independent non-executive Directors) believe that the respective terms of the Land Lease Agreement, the Staff Quarters Lease Agreement and the Supply Agreement are fair and reasonable and in the interests of the Company and its shareholders as a whole.

Previous disclosure

A press announcement was issued by the Company on 27th September, 2001 to disclose details of the transactions constituted by the Land Lease Agreement and also the provision of water and electricity by Zhongyue Tinplate to GD Decorative. On 1st November, 2001, waivers in respect of these transactions were granted by the Stock Exchange to the Company from strict compliance with the disclosure requirement by way of press announcement under the Listing Rules.

General Information

Shan Hai is principally engaged in property development and leasing business.

Zhongyue Tinplate is principally engaged in the production and sales of tinplate and related products that are *used as packaging materials for the food processing manufacturers in the PRC and the provision of electricity* or water to various industrial customers who are mainly the tenants of the land and building or staff quarters of Shan Hai.

Currently, GD Decorative is principally engaged in the production and sales of decorative fibre boards.

The Company and its subsidiaries are principally engaged in manufacturing and sales of tinplates and related products, property leasing, distribution of live and fresh foodstuffs business.

The Staff Quarters Lease Agreement constitutes a continuing connected transaction of the Company exempt from the reporting, announcement and independent shareholders' approval requirements under Rule 14A.33(3) of the Listing Rules. The Land Lease Agreement and the Supply Agreement constitute continuing connected transactions of the Company exempt from the independent shareholders' approval requirements under Rule 14A.34 of the Listing Rules. The Land Lease Agreement and the Supply Agreement will be subject to the annual review requirements under Rules 14A.37 to 14A.41 of the Listing Rules and the reporting requirements under Rules 14A.45 to 14A.46 of the Listing Rules.

As at the date of this announcement, the board of directors of the Company is composed of three executive directors, namely Messrs. Liang Jiang, Tan Yunbiao and Tsang Hon Nam, three non-executive directors, namely Messrs. Zhao Leili, Luo Fanyu and Miss Liang Jiangqin and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

DEFINITIONS

In this announcement the following expressions have the following meanings unless the context requires otherwise:

"Company"	Guangnan (Holdings) Limited, the shares of which are listed on the Stock Exchange
"Directors"	the directors of the Company
"GD Decorative"	GD Decorative Material (Zhong Shan) Co., Ltd., a subsidiary of GDH
"GDH"	GDH Limited, a company incorporated in Hong Kong with limited liability and is a substantial shareholder of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	*the Hong Kong Special Administrative Region of the PRC*
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Land Lease Agreement"	the lease agreement dated 10th December, 1999 entered into between Shan Hai and GD Decorative
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China which, for the purposes of this announcement, excludes Hong Kong, Macau and Taiwan
"RMB"	Renminbi, the lawful currency of the PRC
"Shan Hai"	中山市山海實業有限公司 (Zhongshan Shan Hai Industrial Co. Ltd.), a company incorporated in the PRC with limited liability and is an indirect 95%-owned subsidiary of the Company
"Staff Quarters Lease Agreement"	staff quarters lease agreement dated 20th January, 2005 made between Shan Hai and GD Decorative pursuant to which Shan Hai has agreed to lease staff quarters and provide utilities to GD Decorative
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supply Agreement"	supply agreement dated 20th January, 2005 made between Zhongyue Tinplate and GD Decorative pursuant to which Zhongyue Tinplate has agreed to provide water and electricity to GD Decorative
"Zhongyue Tinplate"	中山中粵馬口鐵工業有限公司 (Zhongshan Zhongyue Tinplate Industrial Co. Ltd.), a company incorporated in the PRC with limited liability and is an indirect 95%-owned subsidiary of the Company

By Order of the Board
Liang Jiang
Chairman

Hong Kong, 12th April, 2005

Unless otherwise specified in this announcement, conversion of Renminbi into Hong Kong dollars is based on the exchange rate of RMB1.00 = HK$0.9411.



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 1203)

MAJOR TRANSACTION
INCREASE IN TOTAL INVESTMENT AND REGISTERED CAPITAL OF ZHONGSHAN ZHONGYUE TINPLATE INDUSTRIAL CO. LTD.
AND
RESUMPTION OF TRADING

On 31st January, 2005, Zhongyue Industry Material (a wholly-owned subsidiary of the Company) entered into the Supplement Contract with Zhongshan Torch (a state-owned enterprise established in the PRC), pursuant to which the total investment of Zhongyue Tinplate will increase from US$73,064,200 to US$113,064,200 (equivalent to approximately HK$881,900,760) and the registered capital (being part of the total investment) of Zhongyue Tinplate will increase from US$41,906,200 to US$63,706,200 (equivalent to approximately HK$496,908,360). The increase of US$21,800,000 (equivalent to approximately HK$170,040,000) in Zhongyue Tinplate's registered capital will be contributed as to US$20,710,000 (equivalent to approximately HK$161,538,000) by Zhongyue Industry Material and as to US$1,090,000 (equivalent to approximately HK$8,502,000) by Zhongshan Torch. The remaining portion of the increase in the total investment of Zhongyue Tinplate in the amount of US$18,200,000 (equivalent to approximately HK$141,960,000) will be financed by Zhongyue Tinplate.

The Supplement Contract is conditional upon the obtaining of the relevant approvals from the government authorities of the PRC. Zhongyue Tinplate anticipates that approvals will need to be obtained from 中山市對外貿易經濟合作局 (Zhong Shan Bureau of Foreign Trade and Economic Cooperation) and 廣東省對外貿易經濟合作廳 (Department of Foreign Trade and Economic Cooperation of Guangdong Province).

The entering into the Supplement Contract by Zhongyue Industry Material constitutes a major transaction of the Company under Rule 14.06(3) of the Listing Rules and further details are set out below.

As no Shareholder will be required to abstain from voting if the Company were to convene a general meeting for approving the Supplement Contract and the Capital Increase under Rule 14.44(1) of the Listing Rules and that a written approval of the Supplement Contract and the Capital Increase for the purpose of Rule 14.44(2) of the Listing Rules has been obtained from GDH, the controlling shareholder of the Company holding 5,363,808,680 Shares (representing approximately 59.49% of the issued share capital of the Company), the approval requirement under Rule 14.40 of the Listing Rules has already been fulfilled.

A circular of the Company in relation to the Supplement Contract and the Capital Increase will be despatched to the Shareholders as soon as practicable.

There was also an increase in the total investment and the registered capital of Zhongyue Tinplate from US$58,064,200 and US$26,906,200 to US$73,064,200 (equivalent to approximately HK$569,900,760) and US$41,906,200 (equivalent to approximately HK$326,868,360) respectively pursuant to a supplemental agreement dated 8th June, 2004. The transaction was announced by the Company on 11th June, 2004 and a circular was issued to the Shareholders on 2nd July, 2004. Thus the total investment and the registered capital of Zhongyue Tinplate have been increased twice during the past 12 months.

At the request of the Company, trading in the Shares on the Stock Exchange has been suspended from 9:30 a.m. on Tuesday, 1st February, 2005 pending the release of this announcement. Application has been made by the Company to the Stock Exchange for resumption of trading in the Shares on the Stock Exchange with effect from 9:30 a.m. on Wednesday, 2nd February, 2005.

Principal terms of the Supplement Contract

Pursuant to the Supplement Contract, Zhongyue Industry Material and Zhongshan Torch have conditionally agreed, inter alia, that the total investment of Zhongyue Tinplate will increase from US$73,064,200 to US$113,064,200 (equivalent to approximately HK$881,900,760) and the registered capital (being part of the total investment) of Zhongyue Tinplate will increase from US$41,906,200 to US$63,706,200 (equivalent to approximately HK$496,908,360). The increase of US$21,800,000 (equivalent to approximately HK$170,040,000) in the registered capital of Zhongyue Tinplate will be contributed as to US$20,710,000 (equivalent to approximately HK$161,538,000) by Zhongyue Industry Material and as to US$1,090,000 (equivalent to approximately HK$8,502,000) by Zhongshan Torch and is in proportion to the existing percentage of shareholding in Zhongyue Tinplate held by Zhongyue Industry Material and Zhongshan Torch. The remaining portion of the increase in the total investment of Zhongyue Tinplate in the amount of US$18,200,000 (equivalent to approximately HK$141,960,000) will be financed by Zhongyue Tinplate. Except as disclosed in this announcement, neither the Company nor Zhongyue Industry Material has any further capital commitment in respect of the total investment and the registered capital of Zhongyue Tinplate.

Zhongyue Industry Material and Zhongshan Torch are currently interested in 95% and 5% of the entire registered capital of Zhongyue Tinplate.

Conditions

The Supplement Contract is conditional upon the obtaining of the relevant approvals from the government authorities of the PRC. Zhongyue Tinplate anticipates that approvals will need to be obtained from 中山市對外貿易經濟合作局 (Zhong Shan Bureau of Foreign Trade and Economic Cooperation) and 廣東省對外貿易經濟合作廳 (Department of Foreign Trade and Economic Cooperation of Guangdong Province).

Capital Increase

Upon fulfillment of the conditions in the Supplement Contract, the interest of Zhongyue Industry Material and Zhongshan Torch in the registered capital of Zhongyue Tinplate will remain unchanged. The sum of US$20,710,000 (equivalent to approximately HK$161,538,000) to be contributed by Zhongyue Industry Material for the Capital Increase will be financed by internal resources of the Group in following three stages:

(i) not less than US$4,750,000 (equivalent to approximately HK$37,050,000) to be injected within 3 months upon fulfillment of the conditions in the Supplement Contract;

(ii) not less than US$4,750,000 (equivalent to approximately HK$37,050,000) to be injected by the end of year 2006; and

(iii) the remainder to be injected by the end of year 2007.

The amount of Capital Increase was arrived at after an arm's length negotiation between Zhongyue Industry Material and Zhongshan Torch and having taken into consideration the scale of the new factory to be built for production of black-plates. The Directors believe that the terms of the Supplement Contract are fair and reasonable and in the interests of the Shareholders as a whole.

Reason for entering into the Supplement Contract

The proposed increase in total investment and registered capital of Zhongyue Tinplate is to finance its construction of a new factory for production of black-plates and as its working capital. The black-plates will be used as raw material by Zhongyue Tinplate for its production of tinplate and related products. The Directors believe that the black-plate factory will provide a stable supply of raw material to Zhongyue Tinplate, which is continuously expanding its production capacity, and will enhance its product mix. All these are beneficial to Zhongyue Tinplate's future steady business growth.

The Directors anticipate that the black-plate factory will commence production by the end of year 2006.

Information on Zhongyue Tinplate, Zhongyue Industry Material and Zhongshan Torch

Zhongyue Tinplate is a sino-foreign equity joint venture company established on 22nd June, 1989 in Zhongshan, the PRC and it became a subsidiary of the Company when Zhongyue Industry Material was acquired by the Company. Details of such acquisition are contained in the circular issued by the Company on 5th November, 2001. Zhongyue Tinplate is principally engaged in the production and sales of tinplate and related products that are used as packaging materials for the food processing and related metallic packaging products manufacturers in the PRC and the provision of electricity or water to various industrial customers.

The net profit before and after taxation and extraordinary items of Zhongyue Tinplate for the year ended 31st December 2002 (which were arrived at in accordance with generally accepted accounting principles in Hong Kong and were included in audited consolidated profit and loss account of the Group) were approximately RMB93,204,000 (equivalent to approximately HK$87,826,000) and RMB85,409,000 (equivalent to approximately HK$80,481,000) respectively. The net profit before and after taxation and extraordinary items of Zhongyue Tinplate for the year ended 31st December 2003 (which were arrived at in accordance with generally accepted accounting principles in Hong Kong and were included in audited consolidated profit and loss account of the Group) were approximately RMB101,575,000 (equivalent to approximately HK$95,541,000) and RMB91,166,000 (equivalent to approximately HK$85,751,000) respectively.

Zhongyue Industry Material is a wholly-owned subsidiary of the Company. The principal activities of Zhongyue Industry Material are investment holding and trading of raw materials used to produce tinplate. The Company and its subsidiaries are principally engaged in manufacturing and sales of tinplates and related products, property leasing and distribution of live and fresh foodstuffs. Zhongshan Torch is principally engaged in property development and leasing business.

Except that Zhongshan Torch has a 5% shareholding in 中山市山海實業有限公司 (Zhongshan Shan Hai Industrial Co. Ltd.), an indirect 95% owned subsidiary of the Company, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, Zhongshan Torch is an independent third party not connected with any of the directors, chief executive and substantial shareholders of the Company and its subsidiaries or any of their respective associates (as defined in the Listing Rules).

Major transaction

The entering into the Supplement Contract by Zhongyue Industry Material constitutes a major transaction of the Company under Rule 14.06(3) of the Listing Rules and is therefore subject to compliance with the relevant requirements of the Listing Rules, including the approval by the Shareholders as required under Rule 14.40 of the Listing Rules.

As no Shareholder will be required to abstain from voting if the Company were to convene a general meeting for approving the Supplement Contract and the Capital Increase under Rule 14.44(1) of the Listing Rules and that a written approval of the Supplement Contract and the Capital Increase for the purpose of Rule 14.44(2) of the Listing Rules has been obtained from GDH, the controlling shareholder of the Company holding 5,363,808,680 Shares (representing approximately 59.49% of the issued share capital of the Company), the approval requirement under Rule 14.40 of the Listing Rules has already been fulfilled.

A circular of the Company in relation to the Supplement Contract and the Capital Increase will be despatched to the Shareholders as soon as practicable.

Previous increase in the total investment and registered capital of Zhongyue Tinplate

There was also an increase in the total investment and the registered capital of Zhongyue Tinplate from US$58,064,200 and US$26,906,200 to US$73,064,200 (equivalent to approximately HK$569,900,760) and US$41,906,200 (equivalent to approximately HK$326,868,360) respectively and such increase of US$15,000,000 (equivalent to approximately HK$117,000,000) in the registered capital of Zhongyue Tinplate was contributed as to US$14,250,000 (equivalent to approximately HK$111,150,000) by Zhongyue Industry Material and US$750,000 (equivalent to approximately HK$5,850,000) by Zhongshan Torch pursuant to a supplemental agreement dated 8th June, 2004. The transaction was announced by the Company on 11th June, 2004 and a circular was issued to the Shareholders on 2nd July, 2004. Thus the total investment and the registered capital of Zhongyue Tinplate have been increased twice during the past 12 months.

Resumption of trading

At the request of the Company, trading in the Shares on the Stock Exchange has been suspended from 9:30 a.m. on Tuesday, 1st February, 2005 pending the release of this announcement. Application has been made by the Company to the Stock Exchange for resumption of trading in the Shares on the Stock Exchange with effect from 9:30 a.m. on Wednesday, 2nd February, 2005.

As at the date of this announcement, the board of directors of the Company is composed of three executive directors Messrs. Liang Jiang, Tan Yunbiao and Tsang Hon Nam, three non-executive directors Mr. Zhao Leili, Mr. Luo Fanyu and Miss Liang Jiangqin, and three independent non-executive directors Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

Unless the context requires, the following expressions shall have the following meanings in this announcement:–

"Capital Increase"	the increase in the registered capital of Zhongyue Tinplate contributed in the amount of US$20,710,000 (equivalent to approximately HK$161,538,000) by Zhongyue Industry Material and US$1,090,000 (equivalent to approximately HK$8,502,000) by Zhongshan Torch pursuant to the Supplement Contract
"Company"	Guangnan (Holdings) Limited, the shares of which are listed on the Stock Exchange
"GDH"	GDH Limited, a company incorporated in Hong Kong with limited liability and is the controlling shareholder of the Company holding 5,363,808,680 Shares (representing approximately 59.49% of the issued share capital of the Company) as at the date of this announcement
"Group"	the Company and its subsidiaries
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China
"Shares"	shares of HK$0.10 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supplement Contract"	the supplement contract dated 31st January, 2005 entered into between Zhongyue Industry Material and Zhongshan Torch for the purpose of, inter alia, increasing the total investment and registered capital of Zhongyue Tinplate
"Zhongshan Torch"	中山火炬高技術產業開發區工業開發總公司 (Zhongshan Torch Hi-Tech Development Zone Industrial Development General Company), a state-owned enterprise established in the PRC
"Zhongyue Industry Material"	Zhongyue Industry Material Limited, a company incorporated in Hong Kong on 26th September, 1996 and is a wholly-owned subsidiary of the Company
"Zhongyue Tinplate"	中山中粵馬口鐵工業有限公司 (Zhongshan Zhongyue Tinplate Industrial Co. Ltd.), a sino-foreign equity joint venture company established on 22nd June, 1989 in the PRC and held as to 95% by Zhongyue Industry Material and as to 5% by Zhongshan Torch

By Order of the Board
Liang Jiang
Chairman

Hong Kong, 1st February, 2005

Conversion of Hong Kong dollars into United States dollars is based on the exchange rate of US$1.00 = HK$7.80.
Conversion of Renminbi into United States dollars is based on the exchange rate of US$1.00 = RMB8.30.
Unless otherwise specified in this announcement, conversion of Renminbi into Hong Kong dollars is based on the following exchange rates:
RMB1.00 = HK$0.9423 (for the year 2002)
RMB1.00 = HK$0.9406 (for the year 2003)

GDH

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 1203)

ANNOUNCEMENT MADE PURSUANT TO RULE 14.36 OF THE LISTING RULES

On 22nd July, 2004, Gaoyao Foodstuffs, Gaoyao Guangnan and the Company entered into the Assignment of Debt pursuant to which Gaoyao Guangnan assigned the amount due from Gaoyao Foodstuffs to it amounting to approximately RMB1.68 million (equivalent to approximately HK$1.58 million) to the Company for setting off the sum of RMB600,000 (equivalent to approximately HK$565,000) then owing by Gaoyao Guangnan to the Company.

The entering into the Assignment of Debt is deemed to constitute a change in the terms of a transaction of the Company previously announced pursuant to Chapter 14 of the Listing Rules and is therefore required to be disclosed under Rule 14.36 of the Listing Rules. Further details are set out below.

Reference is made to the announcement issued by the Company on 11th July, 2002.

Background

Gaoyao Guangnan was an equity joint venture between the Company (a 51% owner of Gaoyao Guangnan) and Gaoyao Foodstuffs (a 49% owner of Gaoyao Guangnan). To the best of the knowledge, information and belief of the directors of the Company having made all reasonable enquiry, Gaoyao Foodstuffs was a connected person of the Company solely by virtue of its 49% interest in the registered capital of Gaoyao Guangnan.

As at 22nd July, 2004, Gaoyao Guangnan had a sum due from Gaoyao Foodstuffs amounting to approximately RMB1.68 million (equivalent to approximately HK$1.58 million) which had been brought forward since 1997 as shown in the accounts of Gaoyao Guangnan. Such amount was unsecured and interest free. The transaction was deemed to be a form of financial assistance provided by the then Gaoyao Guangnan's management to Gaoyao Foodstuffs and was disclosed by the Company in its announcement dated 11th July, 2002 and its annual reports 2001, 2002 and 2003.

Assignment of Debt

On 22nd July, 2004, Gaoyao Foodstuffs, Gaoyao Guangnan and the Company entered into the Assignment of Debt pursuant to which Gaoyao Guangnan assigned the amount due from Gaoyao Foodstuffs to it amounting to approximately RMB1.68 million (equivalent to approximately HK$1.58 million) to the Company for setting off the sum of RMB600,000 (equivalent to approximately HK$565,000) then owing by Gaoyao Guangnan to the Company.

Reasons for entering into the Assignment of Debt

Gaoyao Guangnan has been using its best effort to recover the sum of RMB1.68 million (equivalent to approximately HK$1.58 million) from Gaoyao Foodstuffs. The Company considers that the chance of recovering the full amount is slim and full provision has been provided for in the previous years' financial statements. The Company, therefore, entered into the Assignment of Debt on 22nd July, 2004 and the following subsequent transactions:

(i) on 23rd July, 2004, Gaoyao Foodstuffs, the Company and Shenzhen Agricultural entered into the Sale and Purchase Agreement pursuant to which the Company and Gaoyao Foodstuffs as sellers agreed to sell their respective 51% and 49% interest in the registered capital of Gaoyao Guangnan to Shenzhen Agricultural for approximately RMB1.56 million (equivalent to approximately HK$1.47 million) and RMB1.5 million (equivalent to approximately HK$1.41 million) respectively. To the best of the knowledge, information and belief of the directors of the Company having made all reasonable enquiry, Shenzhen Agricultural and its ultimate beneficial owners were third parties independent of and not connected with the Company and its subsidiaries, their directors, chief executives and substantial shareholders or their respective associates (as that term is defined in the Listing Rules); and

(ii) on 24th July, 2004, the Company and Gaoyao Foodstuffs entered into the Setoff Agreement pursuant to which Gaoyao Foodstuffs agreed to assign to the Company the amount of approximately RMB1.5 million (equivalent to approximately HK$1.41 million) payable by Shenzhen Agricultural to Gaoyao Foodstuffs as purchase price pursuant to the Sale and Purchase Agreement as full and final settlement of the amount of approximately RMB1.68 million (equivalent to approximately HK$1.58 million) due from Gaoyao Foodstuffs to the Company.

The aforesaid series of transactions would enable the Company to recover the sum of RMB1.5 million (equivalent to approximately HK$1.41 million) from Shenzhen Agricultural instead of the sum of RMB1.68 million (equivalent to approximately HK$1.58 million) which has long been overdue from Gaoyao Foodstuffs.

General

The entering into the Assignment of Debt is deemed to constitute a change in the terms of a transaction of the Company previously announced pursuant to Chapter 14 of the Listing Rules and is therefore required to be disclosed under Rule 14.36 of the Listing Rules.

As at the date of this announcement, the board of directors of the Company is composed of three executive directors, namely Messrs. Liang Jiang, Tan Yunbiao and Tsang Hon Nam, three non-executive directors, namely Mr. Zhao Leili, Mr. Luo Fanyu and Miss Liang Jianqin and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

Unless the context requires, the following expressions shall have the following meanings in this announcement:-

"Assignment of Debt"	the assignment of debt dated 22nd July, 2004 entered into between Gaoyao Foodstuffs, Gaoyao Guangnan and the Company
"Company"	Guangnan (Holdings) Limited, the shares of which are listed on the Stock Exchange
"Disposal"	the disposal by the Company and Gaoyao Foodstuffs of their respective 51% and 49% interest in the registered capital of Gaoyao Guangnan pursuant to the Sale and Purchase Agreement
"Gaoyao Foodstuffs"	廣東省高要食品進出口公司 (Gaoyao Foodstuffs Imp. & Exp. Co. of Guangdong), holder of 49% interest in Gaoyao Guangnan
"Gaoyao Guangnan"	高要廣南畜牧發展有限公司 (Gaoyao Guangnan Stock Development Co., Ltd.), a joint venture company between the Company (holding 51% interest before the Disposal) and Gaoyao Foodstuffs (holding 49% interest before the Disposal)
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China
"Sale and Purchase Agreement"	the sale and purchase agreement dated 23rd July, 2004 entered into between Gaoyao Foodstuffs, the Company and Shenzhen Agricultural
"Setoff Agreement"	the setoff agreement dated 24th July, 2004 entered into between the Company and Gaoyao Foodstuffs
"Shenzhen Agricultural"	深圳市農牧實業有限公司 (Shenzhen Agricultural Industrial Ltd.), a company incorporated in the PRC with limited liability
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By Order of the Board
Liang Jiang
Chairman

Hong Kong, 29th December, 2004

Conversion of Renminbi into Hong Kong dollars is based on the exchange rate of RMB1.00 = HK$0.9414.



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code : 1203)

DISCLOSEABLE TRANSACTION
DISPOSAL OF INTEREST IN A SUBSIDIARY

The Directors announce that on 1st December, 2004, the Company entered into the Transfer of Interests Agreement pursuant to which, among other things, the Company agreed to sell and Cammy agreed to purchase the Guangnan Zhanjiang Capital. The Company also agreed to assign to Cammy all its interests in the Debt on the terms of the Transfer of Interests Agreement.

The Sale and the Debt Assignment, as contemplated under the Transfer of Interests Agreement, constitute a discloseable transaction of the Company under Rule 14.06(2) of the Listing Rules. A circular containing, amongst other things, further details of the Sale and the Debt Assignment will be despatched to the shareholders of the Company as soon as practicable.

The Directors announce that on 1st December, 2004, the Company entered into the Transfer of Interests Agreement, information relating to which is set out below.

THE TRANSFER OF INTERESTS AGREEMENT

Date

1st December, 2004

Parties

1. The Company as vendor;
2. Cammy as purchaser; and
3. Guangnan Zhanjiang.

The Company confirms that, to the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, Cammy and its ultimate beneficial owner(s) are third parties independent of and not connected with the Company or any of the Directors, chief executive and substantial shareholders of the Company or its subsidiaries or any of their respective associates (as defined in the Listing Rules).

The Sale and the Debt Assignment

Pursuant to the Transfer of Interests Agreement, the Company agreed, inter alia, to sell and Cammy agreed to purchase the Guangnan Zhanjiang Capital. *The Company also agreed to* assign to Cammy all its interests in the Debt pursuant to the terms of the Transfer of *Interests Agreement.*

Consideration

The Consideration payable by Cammy pursuant to the Transfer of Interests Agreement is RMB17,000,000 (equivalent to approximately HK$16,038,000). The Consideration has been determined after arm's length negotiations between the parties by reference to the valuation of the fair market value of 100 percent interest in the business enterprise of Guangnan Zhanjiang made by an independent professional valuer in Hong Kong through the application of the discounted economic income method which calculates the present value of the future *economic benefits to be derived from ownership of the equity in, and the shareholders' loan* of, Guangnan Zhanjiang. The Consideration shall be paid in cash by Cammy to the Company in 4 installments in the following manner:

(a) First Payment: the sum of RMB3,000,000 (equivalent to approximately *HK$2,830,000), which shall be payable within 10 days after the signing of the* Transfer of Interests Agreement;

(b) Second Payment: the sum of RMB7,000,000 (equivalent to approximately HK$6,604,000) which shall be payable upon the completion of the transfer of management *rights of Guangnan Zhanjiang from the Company to Cammy (within 2* months after the signing of the Transfer of Interests Agreement). Immediately after the second payment is made, application will be submitted to the Administration for Industry and Commerce in the PRC for registering the change in the registered owner of the Guangnan Zhanjiang Capital from the Company to Cammy;

(c) Third Payment; the sum of RMB4,000,000 (equivalent to approximately HK$3,774,000) *which shall be payable within 1 year after the signing of the* Transfer of Interests Agreement; and

(d) Fourth Payment: the sum of RMB3,000,000 (equivalent to approximately HK$2,830,000) which shall be payable within one and a half years (with a grace *period of another half year) after the signing of the Transfer of Interests Agreement.*

Security for payment of Consideration

The payment of the Consideration and Cammy's performance of its obligations under the *Transfer of Interests Agreement are secured by the following:*

1. an irrevocable guarantee executed by Shenzhen Changyin in favour of the Company;
2. a mortgage in respect of all the issued share capital of Cammy executed by the shareholders of Cammy in favour of the Company;
3. a debenture executed by Cammy creating a first floating charge over all its undertakings, properties and assets in favour of the Company;
4. a mortgage in respect of all Cammy's interests in the Guangnan Zhanjiang Capital to be executed by Cammy in favour of the Company; and
5. a fixed charge to be executed by Guangnan Zhanjiang in respect of all its assets in favour of the Company.

INFORMATION ON THE COMPANY, GUANGNAN ZHANJIANG AND CAMMY

The principal activity of Guangnan Zhanjiang is manufacturing and trading of feed. The Company and its subsidiaries are principally engaged in manufacturing and sales of tinplates and related products, property leasing, distribution of live and fresh foodstuffs business.

Currently, Cammy is principally engaged in investment holding business.

The unaudited net assets of Guangnan Zhanjiang as at 31st October, 2004 was approximately RMB23,930,000 (equivalent to approximately HK$22,528,000).

The net profit before and after taxation and extraordinary items of Guangnan Zhanjiang for *the year ended 31st December, 2002 (which were arrived at in accordance with generally* accepted accounting principles in Hong Kong and were included in audited consolidated profit and loss account of the Group) were approximately RMB10,750,000 (equivalent to approximately HK$10,120,000) and RMB10,127,000 (equivalent to approximately HK$9,534,000), respectively, whereas the net loss before and after taxation and extraordinary items of Guangnan Zhanjiang for the year ended 31st December, 2003 (which were arrived at in accordance with generally accepted accounting principles in Hong Kong and were *included in audited consolidated profit and loss account of the Group*) were approximately RMB38,686,000 (equivalent to approximately HK$36,419,000) and approximately RMB39,040,000 (equivalent to approximately HK$36,752,000), *respectively.*

REASONS FOR THE SALE AND BENEFITS TO THE COMPANY

The Directors consider that the feed production industry relies heavily on raw materials processing and that the fluctuation of raw material prices is difficult to control. The Directors are also of the view that there is a high credit risk in collecting account receivables for feed production industry which has a low gross profit margin. Therefore, the Company has decided to withdraw from the feed production business and to focus on business that the Company has comparative advantage.

The Directors believe that the terms of the Transfer of Interests Agreement are fair and reasonable and in the best interests of the Company and its shareholders as a whole. The cash raised from the Sale and the Debt Assignment will further improve the Company's liquidity and increase the funds available for general working capital.

A loss of approximately HK$12,280,000 is expected to be resulted from the Sale and the Debt Assignment. The increasing competition in the feed production industry, together with low profit margin, high risk of bad debts and the spread of avian bird flu all contributed to Guangnan Zhanjiang's fair market value as determined by the independent professional valuer. Coupled with the fact that the Consideration received was the best offer price obtained by the Company after several lengthy negotiations, the Directors saw this as an ideal opportunity to withdraw from the feed production business. The loss was computed by *reference to the unaudited net assets of Guangnan Zhanjiang as at 31st October, 2004, the* amount of Debt assigned to Cammy and the estimated expenses incurred in relation to the Sale and the Debt Assignment.

GENERAL

Guangnan Zhanjiang will no longer be a wholly-owned subsidiary of the Company as a result of the Sale.

The Sale and the Debt Assignment, as contemplated under the Transfer of Interests Agreement, *constitute a discloseable transaction of the Company under Rule 14.06(2) of the* Listing Rules. A circular containing, amongst other things, further details of the Sale and the Debt Assignment will be despatched to the shareholders of the Company as soon as practicable.

As at the date of this announcement, the Board of the Company is composed of nine directors, namely executive directors Messrs. Liang Jiang, Tan Yunbiao and Tsang Hon Nam, non-executive directors Messrs. Zhao Leili, Luo Fanyu and Miss Liang Jiangqin, independent non-executive directors Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

DEFINITIONS

In this announcement the following expressions have the following meanings unless the context requires otherwise:

"Board"	the board of Directors
"Cammy"	Cammy (China) Limited, a company incorporated in Hong Kong with limited liability
"Company"	Guangnan (Holdings) Limited, the shares of which are listed on the Stock Exchange
"Consideration"	RMB17,000,000 (equivalent to approximately HK$16,038,000 as converted at the rate of HK$1.00 = RMB1.06 as specified in the Transfer of Interests Agreement), being the total amount payable by Cammy to the Company for the purchase of the Guangnan Zhanjiang Capital and the Debt Assignment pursuant to the Transfer of Interests Agreement
"Debt"	the aggregate principal amount of approximately RMB5,940,000 (equivalent to approximately HK$5,592,000) representing all the debt owing to the Company by Guangnan Zhanjiang as at 30th November, 2004
"Debt Assignment"	the assignment of the Debt by the Company to Cammy pursuant to the terms of the Transfer of Interests Agreement
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Guangnan Zhanjiang"	Guangnan (Zhanjiang) Jiafeng Feed Co. Ltd., a wholly foreign-owned enterprise incorporated in the PRC with limited liability and with a fully paid-up registered capital of HK$5,000,000, a wholly-owned subsidiary of the Company before the Sale
"Guangnan Zhanjiang Capital"	100% of the interest in the registered capital of Guangnan Zhanjiang held by the Company which the Company has conditionally agreed to sell to Cammy pursuant to the Transfer of Interests Agreement
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HK$"	*Hong Kong dollars, the lawful currency of Hong Kong*
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China which, for the purposes of this announcement, excludes Hong Kong, Macau and Taiwan
"RMB"	Renminbi, the lawful currency of the PRC
"Sale"	the sale of the Guangnan Zhanjiang Capital by the Company *to Cammy pursuant to the terms of the Transfer of Interests* Agreement
"Shenzhen Changyin"	深圳長銀實業有限公司 (Shenzhen Changyin Industrial Company Limited), a company incorporated in the PRC *with limited liability and the guarantor of Cammy's* obligations under the Transfer of Interests Agreement
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transfer of Interests Agreement"	the transfer of interests agreement dated 1st December, 2004 entered into between the Company, Cammy and Guangnan Zhanjiang pursuant to which, inter alia, the Company agreed to sell and Cammy agreed to purchase the Guangnan Zhanjiang Capital and the Debt

By Order of the Board
Liang Jiang
Chairman

Hong Kong, 3rd December, 2004

Unless otherwise specified in this announcement, conversion of Renminbi into Hong Kong dollars is based on the exchange rate of RMB1.00 = HK$0.9414.

FORM 3 B

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF ASSOCIATED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of an associated corporation of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 22 and 29 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3B.

1. Name of listed corporation	**2. Stock code**
GUANGNAN (HOLDINGS) LIMITED	1203

3. Name of associated corporation of listed corporation GUANGDONG INVESTMENT LIMITED	**7. Number of issued shares in class** 5,568,302,672
4. Registered office 28/F. AND 29/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, H.K.	**8. Business registration number** 03755183-000-01
5. Principal place of business HONG KONG	**9. Place of incorporation** HONG KONG Certificate of Incorporation No. 31340
6. Class of shares in which interested ORDINARY SHARE	**10. Exchange on which listed** THE STOCK EXCHANGE OF HONG KONG LIMITED

11. Name of Director (English) as printed on HKID/Passport LUO (Surname) FANYU (Other names)	**14. Name of Director (Chinese)** 羅蕃郁
12. HKID/Passport No. P CHN 150165045 **Country of issue of Passport** The People's Republic of China	**15. Chinese Character Code**
13. Address of Director 29/F, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong	**16. Daytime tel. No.** 28529810 **17. e-mail address**

18. Date of relevant event

7	1	2005
(day)	(month)	(year)

19. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

20. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	141	- Select -	201	200,000	HKD	2.500	2.488		- Select -
Short position	- Select -	- Select -	- Select -						

21. Total shares in associated corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	0	0.00
Short position		

22. Total shares in associated corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	200,000	0.00
Short position		

23. Capacity in which interests disclosed in Box 22 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

24. Further information in respect of derivative interests in associated corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by associated corporation						Number of shares
		Begins	Ends	Currency	Price for grant	Currency	Exercise price	Currency	Price on assignment	
Long position(s)	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
Short position(s)	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		

25. Further information in relation to interests o[illegible] ldren under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

26. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

27. Further information in relation to interests h... y Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

28. Further information from a *director who is a trustee, or beneficiary* of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

29. Date of filing this Form 3B

10	1	2005
(day)	(month)	(year)

Form 3B.

30. Number of continuation sheets 0

31. Number of attachments 0

FORM 3 B

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF ASSOCIATED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of an associated corporation of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 22 and 29 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3B.

1. Name of listed corporation	2. Stock code
GUANGNAN (HOLDINGS) LIMITED	1203

3. Name of associated corporation of listed corporation	7. Number of issued shares in class	
KINGWAY BREWERY HOLDINGS LIMITED	1,395,568,000	
4. Registered office	**8. Business registration number**	
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON HM11, BERMUDA	21040740-000	
5. Principal place of business	**9. Place of incorporation**	Certificate of Incorporation No.
HONG KONG	BERMUDA	EC23108
6. Class of shares in which interested	**10. Exchange on which listed**	
ORDINARY SHARE	THE STOCK EXCHANGE OF HONG KONG LIMITED	

11. Name of Director (English) as printed on HKID/Passport		14. Name of Director (Chinese)
ZHAO	LEILI	趙雷力
(Surname)	(Other names)	
12. HKID/Passport No.	**Country of issue of Passport**	**15. Chinese Character Code**
R110366(A)	-	6392 7191 0500
13. Address of Director		**16. Daytime tel. No.**
30/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL., H.K.		2852 9288
		17. e-mail address

18. Date of relevant event

04	01	2005

19. Date when director became aware of the relevant event/ interest in the shares (if later)

20. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	141	- Select -	201	300,000	HKD	2.275	2.275		- Select -
Short position	- Select -	- Select -	- Select -						

21. Total shares in associated corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	Nil	Nil
Short position		

22. Total shares in associated corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	300,000	0.02
Short position		

23. Capacity in which interests disclosed in Box 22 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

24. Further information in respect of derivative interests in associated corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by associated corporation						Number of shares
		Begins	Ends	Currency	Price for grant	Currency	Exercise price	Currency	Price on assignment	
Long position(s)	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
Short position(s)	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		

25. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

26. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

27. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

28. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

29. Date of filing this Form 3B

06	01	2005
(day)	(month)	(year)

Form 3B.

30. Number of continuation sheets

31. Number of attachments

FORM 3 B

DIRECTOR'S/CHIEF EXECU' 'S NOTICE - INTERESTS IN SHARES OF ASSOC 'ED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of an associated corporation of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 22 and 29 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3B.

1. Name of listed corporation	2. Stock code
GUANGNAN (HOLDINGS) LIMITED	1203

3. Name of associated corporation of listed corporation GUANGDONG INVESTMENT LIMITED	**7. Number of issued shares in class** 5,561,612,672
4. Registered office 28/F. AND 29/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, H.K.	**8. Business registration number** 03755183-000-01
5. Principal place of business HONG KONG	**9. Place of incorporation** HONG KONG Certificate of Incorporation No. 31340
6. Class of shares in which interested ORDINARY SHARE	**10. Exchange on which listed** THE STOCK EXCHANGE OF HONG KONG LIMITED

11. Name of Director (English) as printed on HKID/Passport ZHAO (Surname) LEILI (Other names)	**14. Name of Director (Chinese)** 趙雷力
12. HKID/Passport No. R110366(A) **Country of issue of Passport**	**15. Chinese Character Code** 639271910500
13. Address of Director 30/F, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong	**16. Daytime tel. No.** 28529288 **17. e-mail address**

18. Date of relevant event

30	12	2004
(day)	(month)	(year)

19. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

20. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	142	201	- Select -	100,000	HKD	2.650	2.650		- Select -
Short position	- Select -	- Select -	- Select -						

21. Total shares in associated corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	100,000	0.00
Short position		

22. Total shares in associated corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	0	0.00
Short position		

23. Capacity in which interests disclosed in Box 22 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

24. Further information in respect of derivative interests in associated corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by associated corporation						Number of shares
		Begins	Ends	Currency	Price for grant	Currency	Exercise price	Currency	Price on assignment	
Long position(s)	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
Short position(s)	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		

25. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

26. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

27. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

28. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

29. Date of filing this Form 3B

3	1	2005
(day)	(month)	(year)

Form 3B.

30. Number of continuation sheets 0

31. Number of attachments 0

FORM 3 B

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF ASSOCIATED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of an associated corporation of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 22 and 29 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3B.

1. Name of listed corporation	2. Stock code
GUANGNAN (HOLDINGS) LIMITED	1203

3. Name of associated corporation of listed corporation GUANGDONG INVESTMENT LIMITED	**7. Number of issued shares in class** 5,493,582,672
4. Registered office 28/F. & 29/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD C., H.K.	**8. Business registration number** 03755183-000-01
5. Principal place of business HONG KONG	**9. Place of incorporation** HONG KONG Certificate of Incorporation No. 31340
6. Class of shares in which interested ORDINARY SHARE	**10. Exchange on which listed** THE STOCK EXCHANGE OF HONG KONG LIMITED

11. Name of Director (English) as printed on HKID/Passport ZHAO (Surname) LEILI (Other names)	**14. Name of Director (Chinese)** 趙雷力
12. HKID/Passport No. R110366(A) **Country of issue of Passport** -	**15. Chinese Character Code** 6392 7191 0500
13. Address of Director 30/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD C., H.K.	**16. Daytime tel. No.** 2852 9288 **17. e-mail address**

18. Date of relevant event

09	12	2004

19. Date when director became aware of the relevant event/ interest in the shares (if later)

20. **Details of relevant event**

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	141	- Select -	201	100,000	HKD	1.850	1.850		- Select -
Short position	- Select -	- Select -	- Select -						

21. **Total shares in associated corporation immediately *before* the relevant event**

	Total number of shares	Percentage figure (%)
Long position	Nil	Nil
Short position		

22. **Total shares in associated corporation immediately after the relevant event**

	Total number of shares	Percentage figure (%)
Long position	100,000	0.00
Short position		

23. **Capacity in which interests disclosed in Box 22 are held *(required for Initial Notification only)***

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

24. **Further information in respect of derivative interests in associated corporation**

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by associated corporation						Number of shares
		Begins	Ends	Currency	Price for grant	Currency	Exercise price	Currency	Price on assignment	
Long position(s)	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
Short position(s)	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		

25. **Further information in relation to interests of children under 18 and/or spouse**

Name of child/spouse	Address	Number of shares	
		Long position	Short position

26. **Further information in relation to interests of corporations controlled by Director**

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

27. **Further information in relation to interests held by Director jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

28. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

29. Date of filing this Form 3B

09	12	2004
(day)	(month)	(year)

Form 3B.

30. Number of continuation sheets

31. Number of attachments



公司註冊處
Companies Registry

Annual Return

(公司條例第 107(1)條)
(Companies Ordinance s. 107(1))

表格 Form **AR1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

109667

1 公司名稱 Company Name

Guangnan (Holdings) Limited
廣南(集團)有限公司

(註 Note 8) **2 商業名稱 Business Name**

N/A

3 公司類別 Type of Company

請在有關空格內加 ✓ 號 Please tick the relevant box

☐ 有股本的私人公司 Private Company having a share capital

☑ 其他 Others

4 本申報表日期 Date of this Return

本申報表列載公司截至右列日期爲止的資料
The information in this Return is made up to

日 DD	月 MM	年 YYYY
15	06	2005

(如屬有股本的私人公司,本申報表應列載截至公司成立爲法團的周年日期的資料。如屬其他公司,所列載的資料則應截至公司周年大會日期或以代替周年大會的書面決議的日期爲止。
For a private company having a share capital, the information in this Return should be made up to the anniversary of the date of incorporation. For other companies, the information should be made up to the date of the annual general meeting (AGM) or the date of written resolution passed in lieu of AGM.)

(註 Note 9) **5 註冊辦事處地址 Address of Registered Office**

15/F., Tianjin Building, 167 Connaught Road West, Hong Kong.

(註 Note 10) **6 電郵地址 E-mail Address**

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Guangnan (Holdings) Limited

地址 Address: 15/F., Tianjin Building,
167 Connaught Road West,
Hong Kong.

電話 Tel: 2828 3976 傳真 Fax: 25839288

電郵地址 E-mail Address:

檔號 Reference: Attn : Ms. Lorraine Cheung

請勿填寫本欄 For Official Use

Your Receipt
Companies Registry
H.K.

07/07/2005 16:33:05

Submission No.:	232008128
CR NO.:	0109667
Sh. Form.:	AR1L

Revenue Code	Amount(HKD)
27	$140.00

Paid By

Receipt No.	Method	Amount(HKD)
322320010839	Cash	$140.00
Total Paid		$140.00

表格 Form **AR1**

公司編號 Company Number

109667

7 按揭及押記 Mortgages and Charges

截至本申報表日期，所有須根據《公司條例》第 80 及第 82 條規定向公司註冊處處長登記的按揭及押記的未償還總額

Total Amount outstanding as of the Date of this Return on all mortgages and charges which are required to be registered with the Registrar of Companies pursuant to sections 80 and 82 of the Companies Ordinance

Nil

(註 Note 11)

8 無股本公司的成員數目 Number of Member(s) of a Company Not Having a Share Capital

(有股本的公司毋須填報此項 Company having a share capital need not complete this section)

截至本申報表日期的成員數目
Number of member(s) as at the Date of this Return: N/A

(註 Note 12)

9 股本 Share Capital

(無股本的公司毋須填報第 9 及第 10 項 Company not having a share capital need not complete sections 9 & 10)

	截至本申報表日期 As at the Date of this Return				
	法定股本 Authorized Share Capital	已發行股本 Issued Share Capital			
股份類別 Class of Shares	總面值 **Total** Nominal Value †	已發行股份數目 Number of Shares Issued (a)	每股已發行股份的面值 Nominal Value of Each Share Issued † (b)	已發行股份的總面值 **Total** Nominal Value of Shares Issued † (a) x (b)	已發行股份的已繳股款總值 (不包括溢價) **Total** Paid up Valu of Shares Issued † (excluding premium
Ordinary	**HK$ 1,500,000,000.00**	**9,015,832,859**	**HK$ 0.10**	**HK$ 901,583,285.90**	**HK$ 901,583,285.90**
總值 Total	**HK$ 1,500,000,000.00**	**9,015,832,859**		**HK$ 901,583,285.90**	**HK$ 901,583,285.90**

† 請註明貨幣單位(例如：港元、美元)
Please specify the currency (e.g. HKD, USD)

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1**

公司編號 Company Number

109667

(註 Note 13) **10 有股本公司的成員詳情 Details of Member(s) of a Company Having a Share Capital**

(如未能盡錄於下列表格內，請用續頁 A 填報 Use Continuation Sheet A if there is insufficient space)

截至本申報表日期的成員詳情 Details of Member(s) as at the Date of this Return

股份類別 Class of Shares: Ordinary

如公司的股份自上一份周年申報表日期以來(如屬首份周年申報表，則自公司成立爲法團以來)有任何轉讓，有關詳情亦請一併填報；股份受讓人的姓名／名稱請在「備註」一欄註明。

If there have been any transfers of the company's shares since the date of the last Annual Return (or since incorporation if this is the first Annual Return), please also provide details of the transfers; the name of the transferee should be stated in the 'Remarks' column.

姓名／名稱 Name	地址 Address	股份 Shares			備註 Remarks
		現時持有量 Current Holding	轉讓 Transferred		
			數目 Number	日期 Date	
	Please refer to the attached CD Rom				
	總數 Total				

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1**

公司編號 Company Number: 109667

11 秘書 Secretary

A. 個人秘書 Individual Secretary

(如超過一名個人秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 individual secretary)

中文姓名 Name in Chinese	張慕貞

	姓氏 Surname	名字 Other Names
英文姓名 Name in English	Cheung	Mo Ching

	前用姓名 Previous Names	-
	別名 Alias	-
(註 Note 14)	香港住址 Hong Kong Residential Address	**Flat B, 33/F., Tower 13A, Yee Fai Court, South Horizons, Apleichau, Hong Kong.**
(註 Note 15)	電郵地址 E-mail Address	-

(註 Note 16) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: **E866296(0)**

b 海外護照 Overseas Passport	簽發國家 Issuing Country	號碼 Number
	-	-

B. 法人團體秘書 Corporate Secretary

(如超過一名法人團體秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 corporate secretary)

(註 Note 17)	中文名稱 Name in Chinese	
(註 Note 17)	英文名稱 Name in English	
(註 Note 18)	香港地址 Hong Kong Address	
(註 Note 15)	電郵地址 E-mail Address	
	公司編號 Company Number *(只適用於在香港註冊的法人團體) (Only applicable to body corporate registered in Hong Kong)*	

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格
Form **AR1**

公司編號 Company Number

109667

12 董事 Director

A. 個人董事 Individual Director

(如超過兩名個人董事，請用續頁 C 填報。Use Continuation Sheet C if more than 2 individual directors)

(註 Note 19)

1 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: 梁江

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Liang	Jiang

前用姓名 Previous Names: 梁錫江

別名 Alias: -

(註 Note 20)

住址 Residential Address:

Flat B, 19/F., Evergreen Tower, Western Garden, 83 Second Street, Sai Ying Pun, Hong Kong.

國家 Country: -

(註 Note 21)

電郵地址 E-mail Address: -

(註 Note 22)

身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: **P797058(0)**

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1**

公司編號 Company Number

109667

12 董事 Director (續上頁 cont'd)

(註 Note 19) 2 身份 Capacity

☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese	譚云標
英文姓名 Name in English	姓氏 Surname: **Tan** ; 名字 Other Names: **Yunbiao**
前用姓名 Previous Names	-
別名 Alias	-

(註 Note 20) 住址 Residential Address

Room 201, Block E,
No. 1 Cui Ming Street,
Fei Cui Garden, Zhongshan East,
Guangdong Province.

國家 Country: **The PRC**

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: **R282928(1)**

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

表格 Form **AR1**

公司編號 Company Number

109667

12 董事 Director (續上頁 cont'd)

B. 法人團體董事 Corporate Director

(如超過兩名法人團體董事，請用續頁D填報 Use Continuation Sheet D if more than 2 corporate directors)

(註 Note 19) **1** 身份 **Capacity** ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

中文名稱 **Name in Chinese**

英文名稱 **Name in English**

(註 Note 23) 地址 **Address**

國家 Country

(註 Note 21) 電郵地址 **E-mail Address**

公司編號 **Company Number**
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

(註 Note 19) **2** 身份 **Capacity** ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

中文名稱 **Name in Chinese**

英文名稱 **Name in English**

(註 Note 23) 地址 **Address**

國家 Country

(註 Note 21) 電郵地址 **E-mail Address**

公司編號 **Company Number**
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

12 董事 Director (續上頁 cont'd)

C. 備任董事 Reserve Director

(只適用於只有一名成員而該成員同時亦是唯一董事的私人公司 Only applicable to a private company with only one member who is also the sole director of the company)

中文姓名
Name in Chinese

英文姓名
Name in English

姓氏 Surname　　名字 Other Names

前用姓名
Previous Names

別名
Alias

(註 Note 20) 住址
Residential Address

國家 Country

(註 Note 21) 電郵地址
E-mail Address

(註 Note 22) 身份證明 Identification

a 香港身份證號碼
Hong Kong Identity Card Number

b 海外護照
Overseas Passport

簽發國家 Issuing Country　　號碼 Number

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格
Form **AR1**

公司編號 Company Number

109667

13 登記冊 Registers

公司備存下列登記冊的地址(如並非備存於第 5 項的註冊辦事處內)
Address where the following registers of the company are kept (if not kept at the Registered Office in Section 5)

	登記冊 Register	地址 Address
a	成員登記冊 Register of Members	46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.
b	債權證持有人登記冊 *(如有的話)* Register of Debenture Holders *(if any)*	-

(註 Note 24)

14 隨表提交的帳目所涵蓋的會計結算始末日期 Period Covered by Accounts Submitted with this Form

(私人公司毋須填報此項 A private company need not complete this section)

日 DD	月 MM	年 YYYY		日 DD	月 MM	年 YYYY
01	01	2004	至 To	31	12	2004

15 證明書 Certificate

(此項證明只適用於私人公司。如不適用，請刪去此項。)
(This Certificate should only be completed in respect of a private company. If not applicable, please delete.)

~~本人證明公司自上一份周年申報表日期以來(如屬首份周年申報表，則自成立爲法團以來)，並無發出任何文件，邀請公衆人士認購公司任何股份或債權證；同時如成員數目於本申報表日期超過五十，則所超出的成員，全是根據《公司條例》第 29(1)(b)條不須計算入該五十名額內的人士。~~
~~I certify that the company has not, since the date of the last Annual Return (or since incorporation if this is the first Annual Return), issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 as at the Date of this Return, the excess are persons who under section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.~~

本申報表包括 ____ 張續頁 A、____ 張續頁 B、____ 張續頁 C 及 ____ 張續頁 D。
This Return includes 0 Continuation Sheet(s) A, 0 Continuation Sheet(s) B, 7 Continuation Sheet(s) C and 0 Continuation Sheet(s) D.

簽署 Signed :



姓名 Name : Cheung Mo Ching
~~董事 Director~~／秘書 Secretary *

日期 Date : 15 June 2005
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1** (續頁 C Continuation Sheet C)

本申報表日期 Date of Return

15	06	2005
日 DD	月 MM	年 YYYY

公司編號 Company Number: 109667

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: 曾翰南

英文姓名 Name in English

Tsang	Hon Nam
姓氏 Surname	名字 Other Names

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address

Flat D, 6/F., Block 1, Ho Fai Garden,
218-224 Sai Lau Kok Road,
Tsuen Wan, N.T.,
Hong Kong.

國家 Country: -

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: C608020(9)

b 海外護照 Overseas Passport

-	-
簽發國家 Issuing Country	號碼 Number

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

15	06	2005
日 DD	月 MM	年 YYYY

公司編號 Company Number

109667

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

Note 19) 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: 趙雷力

英文姓名 Name in English

Zhao	Leili
姓氏 Surname	名字 Other Names

前用姓名 Previous Names: -

別名 Alias: -

Note 20) 住址 Residential Address

Flat A, 11/F., Wing Yu Building,
31-33 Bonham Strand West,
Sheung Wan, Hong Kong.

國家 Country: -

Note 21) 電郵地址 E-mail Address: -

Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: R110366(A)

b 海外護照 Overseas Passport

-	-
簽發國家 Issuing Country	號碼 Number

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

15	06	2005
日 DD	月 MM	年 YYYY

公司編號 Company Number

109667

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

Note 19) 身份 Capacity

☑ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

中文姓名 Name in Chinese: 羅蕃郁

英文姓名 Name in English

Luo	Fanyu
姓氏 Surname	名字 Other Names

前用姓名 Previous Names: -

別名 Alias: -

Note 20) 住址 Residential Address

Flat D, 17/F., Tai Yuen Court,
38 Tai Yuen Street,
Wanchai, Hong Kong.

國家 Country: -

Note 21) 電郵地址 E-mail Address: -

Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: -

b 海外護照 Overseas Passport

The PRC	P CHN 150165045
簽發國家 Issuing Country	號碼 Number

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

15	06	2005
日 DD	月 MM	年 YYYY

公司編號 Company Number

109667

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

Note 19) 身份 Capacity

☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: 梁劍琴

英文姓名 Name in English

Liang	Jianqin
姓氏 Surname	名字 Other Names

前用姓名 Previous Names: -

別名 Alias: -

Note 20) 住址 Residential Address

Flat B, 13/F., Man King Building,
9-11 Bonham Strand West,
Hong Kong.

國家 Country: -

Note 21) 電郵地址 E-mail Address: -

Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: P544686(8)

b 海外護照 Overseas Passport

-	-
簽發國家 Issuing Country	號碼 Number

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

15	06	2005
日 DD	月 MM	年 YYYY

公司編號 Company Number

109667

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

Note 19) 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: -

英文姓名 Name in English

McMahon	Gerard Joseph
姓氏 Surname	名字 Other Names

前用姓名 Previous Names: -

別名 Alias: -

Note 20) 住址 Residential Address

Flat E, 9/F., Vienna Mansion,
55 Paterson Street,
Causeway Bay, Hong Kong.

國家 Country: -

Note 21) 電郵地址 E-mail Address: -

Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: XD291901(5)

b 海外護照 Overseas Passport

-	-
簽發國家 Issuing Country	號碼 Number

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

15	06	2005
日 DD	月 MM	年 YYYY

公司編號 Company Number

109667

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

Note 19) 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: 譚惠珠

英文姓名 Name in English:

Tam	Wai Chu, Maria
姓氏 Surname	名字 Other Names

前用姓名 Previous Names: -

別名 Alias: -

Note 20) 住址 Residential Address:

3rd Floor, 52A, Macdonnell Road,
Hong Kong.

國家 Country: -

Note 21) 電郵地址 E-mail Address: -

Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A464118(6)

b 海外護照 Overseas Passport

-	-
簽發國家 Issuing Country	號碼 Number

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

15	06	2005
日 DD	月 MM	年 YYYY

公司編號 Company Number

109667

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

Note 19) 身份 Capacity

☑ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

中文姓名 Name in Chinese: 李嘉強

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Li	Kar Keung

前用姓名 Previous Names: -

別名 Alias: -

Note 20) 住址 Residential Address

Flat 4B, Block 8, Cavendish Heights, 33 Perkins Road, Jardine Lookout, Hong Kong.

國家 Country: -

Note 21) 電郵地址 E-mail Address: -

Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E516940(6)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 30 September 2004

To : E-Business & Information Services of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Vice President
Computershare Hong Kong Investor Services Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 6 October 2004

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares

2. Preference shares

3. Other classes of shares; please specify: ____

4. Warrants; please specify: ____

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	9,015,832,859		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	9,015,832,859		

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Lapsed	No. of Options	
Share Option Scheme *Exercise price:* 1. HK$ 0.1495	33,500,000	–	–	–	33,500,000	
2. HK$ 0.1582	86,900,000	–	–	–	86,900,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price:* *HK$* 2. *Subscription price:* *HK$*						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
Convertible price: *HK$*						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: N/A

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars



Remarks: ____________________

Authorised Signatory

Name: Joe K F Poon
Title: Vice President - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 October 2004

To : E-Business & Information Services of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Vice President
Computershare Hong Kong Investor Services Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 5 November 2004

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares

2. Preference shares

3. Other classes of shares; please specify: ______

4. Warrants; please specify: ______

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	9,015,832,859		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	9,015,832,859		

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Lapsed	No. of Options	
Share Option Scheme *Exercise price:* 1. HK$ 0.1495	33,500,000	–	–	–	33,500,000	
2. HK$ 0.1582	86,900,000	–	–	–	86,900,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price:* *HK$* 2. *Subscription price:* *HK$*						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
Convertible price: *HK$*						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: (please specify)	Price:	Issue and Allotment Date:				
Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						N/A

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars



Remarks:

Authorised Signatory

Name: Joe K F Poon
Title: Vice President - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 30 November 2004

To : E-Business & Information Services of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Vice President
Computershare Hong Kong Investor Services Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 7 December 2004

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares 2. Preference shares

3. Other classes of shares; please specify: ____________

4. Warrants; please specify: ____________

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	9,015,832,859		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	9,015,832,859		

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Lapsed	No. of Options	
Share Option Scheme Exercise price: 1. HK$ 0.1495	33,500,000	–	–	–	33,500,000	
2. HK$ 0.1582	86,900,000	–	–	–	86,900,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A Subscription price: HK$ 2. Subscription price: HK$						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
Convertible price: HK$						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: N/A

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars



Authorised Signatory

Remarks: ____________________

Name: Joe K F Poon
Title: Vice President - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 December 2004

To : E-Business & Information Services of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Vice President
Computershare Hong Kong Investor Services Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 7 January 2005

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares

2. Preference shares

3. Other classes of shares; please specify: ______

4. Warrants; please specify: ______

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	9,015,832,859		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	9,015,832,859		

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Lapsed	No. of Options	
Share Option Scheme Exercise price: 1. HK$ 0.1495	33,500,000	–	–	–	33,500,000	
2. HK$ 0.1582	86,900,000	–	–	–	86,900,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A Subscription price: HK$ ____ 2. ____ Subscription price: HK$ ____						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
____ Convertible price: HK$ ____						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: ____ (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: N/A

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars



Remarks: ____________________

Authorised Signatory
Name: Joe K F Poon
Title: Vice President - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 January 2005

To : E-Business & Information Services of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Vice President
Computershare Hong Kong Investor Services Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 2 February 2005

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares

2. Preference shares

3. Other classes of shares; please specify: ____________

4. Warrants; please specify: ____________

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	9,015,832,859		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	9,015,832,859		

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Lapsed	No. of Options	
Share Option Scheme *Exercise price:* 1. HK$ 0.1495	33,500,000	–	–	–	33,500,000	
2. HK$ 0.1582	86,900,000	–	–	–	86,900,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price: HK$* ______ 2. ______ *Subscription price: HK$* ______						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
______ *Convertible price: HK$* ______						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: ______ (please specify)	Price:	Issue and Allotment Date:				
Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						N/A

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars



Remarks: ______________________

____

Authorised Signatory

Name: Joe K F Poon
Title: Vice President - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 28 February 2005

To : E-Business & Information Services of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Vice President
Computershare Hong Kong Investor Services Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 3 March 2005

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares 2. Preference shares

3. Other classes of shares; please specify: ______

4. Warrants; please specify: ______

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	9,015,832,859		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	9,015,832,859		

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Lapsed	No. of Options	
Share Option Scheme *Exercise price:* 1. HK$ 0.1495	33,500,000	–	–	–	33,500,000	
2. HK$ 0.1582	86,900,000	–	–	–	86,900,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price: HK$* 2. *Subscription price: HK$*						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
Convertible price: HK$						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: (please specify)	Price:	Issue and Allotment Date:				
Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						N/A

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars



Remarks: ______________________

Authorised Signatory

Name: Joe K F Poon
Title: Vice President - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 March 2005

To : E-Business & Information Services of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Vice President
Computershare Hong Kong Investor Services Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 6 April 2005

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares
2. Preference shares
3. Other classes of shares; please specify: ______
4. Warrants; please specify: ______

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	9,015,832,859		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	9,015,832,859		

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Lapsed	No. of Options	
Share Option Scheme						
Exercise price: 1. HK$ 0.1495	33,500,000	–	–	–	33,500,000	
2. HK$ 0.1582	86,900,000	–	–	–	86,900,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A Subscription price: HK$						
2. Subscription price: HK$						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
Convertible price: HK$						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: N/A

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars



Remarks: ______________________

Authorised Signatory

Name: Joe K F Poon
Title: Vice President - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 30 April 2005

To : E-Business & Information Services of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Vice President
Computershare Hong Kong Investor Services Limited - Share Registrars   Tel No.: 2862 8522
(Name of Responsible Official)

Date : 6 May 2005

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares   2. Preference shares

3. Other classes of shares; please specify: ____________

4. Warrants; please specify: ____________

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	9,015,832,859		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	9,015,832,859		

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Lapsed	No. of Options	
Share Option Scheme Exercise price: 1. HK$ 0.1495	33,500,000	–	–	–	33,500,000	
2. HK$ 0.1582	86,900,000	–	–	–	86,900,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A Subscription price: HK$						
2. Subscription price: HK$						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
Convertible price: HK$						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: N/A

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars



Remarks: ______________________

Authorised Signatory

Name: Joe K F Poon
Title: Vice President - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL


HKEx
香港交易所

Form I

Monthly Return On Movement of Listed Equity Securities
For the month ended (dd/mm/yyyy) : 31/05/2005

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name: **1203 Guangnan (Holdings) Limited**
Representative Name: Computershare Hong Kong Investor Services Limited – Share Registrars
Contact Person: Joe K F Poon – Vice President
Contact No.: 2862 8522 Submit Date: 8 June 2005

A. Information on Types of Listed Equity Securities

☑ Ordinary shares
☐ Preference shares
☐ Equity warrants
☐ Other Classes of shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : **1203** Description : Ordinary Shares

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	**15,000,000,000**	**0.10**	**1,500,000,000.00**
Increase/(Decrease) (EGM approval date) ( )	**N/A**		**N/A**
Balance at close of the month	**15,000,000,000**	**0.10**	**1,500,000,000.00**

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ____________ Description : ____________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ____________ Description : ____________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,500,000,000.00**

C. Movement in Issued Share Capital

	No. of Ordinary Shares (1)	No. of Ordinary Shares (2)	No of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month	9,015,832,859			
Increase/ (Decrease) during the month	N/A			
Balance at close of the month	9,015,832,859			

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
Share Option Scheme Exercise Price: HK$0.1495 33,500,000	--	--	--	--	33,500,000	--
Share Option Scheme Exercise Price: HK$0.1582 86,900,000	--	--	--	--	86,900,000	--

Exercise Price: Total Exercised Money During the Month (HKD) N/A

Equity Warrants

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( )					
Stock code					
Subscription price					
2. ( )					
Stock code					
Subscription price					
3. ( )					
Stock code					
Subscription price					
4. . ( )					
Stock code					
Subscription price					

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1.					
Stock code					
Subscription price					
2.					
Stock code					
Subscription price					
3.					
Stock code					
Subscription price					

HKEx 香港交易所

Form I

Other Issues of Shares

Type of Issue					No. of New Shares Arising Therefrom
1. Right Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	______
2. Placing	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	______
3. Bonus Issue		______	Issue and allotment date : (dd/mm/yyyy)	( )	______
4. Scrip Dividend	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	______
5. Repurchase of share			Cancellation date : (dd/mm/yyyy)	( )	______
6. Redemption of share			Redemption date : (dd/mm/yyyy)	( )	______
7. Consideration Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	______
8. Other (Please specify) ______	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	______

Remarks:

______

______

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Authorised signature: 

Name: Joe K F Poon

Title: Vice President – Client Services

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.


HKEx

香港交易所

Monthly Return On Movement of Listed Equity Securities
For the month ended (dd/mm/yyyy) : 30/06/2005

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	**1203 Guangnan (Holdings) Limited**		
Representative Name	Computershare Hong Kong Investor Services Limited – Share Registrars		
Contact Person	Joe K F Poon – Vice President		
Contact No.	2862 8522	Submit Date	7 July 2005

A. Information on Types of Listed Equity Securities

- ☑ Ordinary shares
- ☐ Preference shares
- ☐ Equity warrants
- ☐ Other Classes of shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : 1203 Description : Ordinary Shares

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	**15,000,000,000**	**0.10**	**1,500,000,000.00**
Increase/(Decrease) (EGM approval date) ( )	**N/A**		**N/A**
Balance at close of the month	**15,000,000,000**	**0.10**	**1,500,000,000.00**

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ____________ Description : ______________________________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ____________ Description : ______________________________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,500,000,000.00**

C. Movement in Issued Share Capital

	No. of Ordinary Shares (1)	(2)	No of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month	9,015,832,859			
Increase/ (Decrease) during the month	N/A			
Balance at close of the month	9,015,832,859			

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month: Granted	Exercised	Cancelled	Lapsed	Total No. of Options at close of the month	No. of New Shares Arising Therefrom
Share Option Scheme Exercise Price: HK$0.1495 33,500,000	--	--	--	--	33,500,000	--
Share Option Scheme Exercise Price: HK$0.1582 86,900,000	--	--	--	--	86,900,000	--

Exercise Price: Total Exercised Money During the Month (HKD) N/A

Equity Warrants

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( )					
2. ( )					
3. ( )					
4. ( )					

1. ( )
   Stock code
   Subscription price
2. ( )
   Stock code
   Subscription price
3. ( )
   Stock code
   Subscription price
4. ( )
   Stock code
   Subscription price

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1.					
2.					
3.					

1. Stock code
   Subscription price
2. Stock code
   Subscription price
3. Stock code
   Subscription price

HKEx 香港交易所 Form I

Other Issues of Shares

Type of Issue					No. of New Shares Arising Therefrom
1. Right Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	______
2. Placing	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	______
3. Bonus Issue		______	Issue and allotment date : (dd/mm/yyyy)	( )	______
4. Scrip Dividend	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	______
5. Repurchase of share			Cancellation date : (dd/mm/yyyy)	( )	______
6. Redemption of share			Redemption date : (dd/mm/yyyy)	( )	______
7. Consideration Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	______
8. Other (Please specify) ______	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	______

Remarks:

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Authorised signature: ______

Name: Joe K F Poon

Title: Vice President – Client Services

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.